UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

of THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 1, 2022 (May 25, 2022)

Intercontinental Exchange, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36198	46-2286804
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (770) 857-4700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	ICE	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amended Revolving Credit Facility

Intercontinental Exchange, Inc. (the “Company”) is a party to that certain Credit Agreement, dated as of April 3, 2014 (as amended by (i) the First Amendment to Credit Agreement, dated as of May 15, 2015, (ii) the Second Amendment to Credit Agreement, dated as of November 9, 2015, (iii) the Third Amendment to Credit Agreement, dated as of November 13, 2015, (iv) the Fourth Amendment to Credit Agreement, dated as of August 18, 2017, (v) the Fifth Amendment to Credit Agreement, dated as of August 18, 2017, (vi) the Sixth Amendment to Credit Agreement, dated as of August 9, 2018, (vii) the Seventh Amendment to Credit Agreement, dated as of August 14, 2020, (viii) the Eighth Amendment to Credit Agreement, dated as of August 21, 2020, (ix) the Ninth Amendment to Credit Agreement, dated as of March 8, 2021, (x) the Tenth Amendment to Credit Agreement, dated as of October 15, 2021, and (xi) the Eleventh Amendment to Credit Agreement, dated as of May 11, 2022, the “Existing Revolving Credit Agreement”), among the Company, as borrower, the lenders party thereto from time to time and Wells Fargo Bank, National Association, as administrative agent, issuing lender and swingline lender, providing for a senior unsecured revolving credit facility in the aggregate principal amount of $3.775 billion.

On May 25, 2022, the Company agreed with the lenders under the Existing Revolving Credit Agreement to amend the terms of the Existing Revolving Credit Agreement (the “Twelfth Amendment”) to make certain changes, including extending the maturity date thereunder to the date that is the fifth anniversary of the effectiveness date of the Twelfth Amendment, being May 25, 2027. As part of the same amendment, the Company has obtained additional commitments under the Revolving Credit Agreement (as defined below) from the lenders thereunder to increase the available commitments thereunder from $3.775 billion to $3.9 billion.

The Existing Revolving Credit Agreement, as amended by the Twelfth Amendment, is referred to herein as the “Revolving Credit Agreement,” and the credit facility thereunder is referred to herein as the “Revolving Credit Facility.”

The Revolving Credit Agreement provides for a $3.9 billion multi-currency revolving facility, with sub-limits for non-dollar borrowings and letters of credit and with a swingline facility available on a same-day basis. The Revolving Credit Agreement includes an option for the Company to propose an increase in the aggregate amount available for borrowing by up to $1.0 billion, subject to the consent of the lenders funding the increase and certain other conditions. Amounts borrowed under the Revolving Credit Agreement may be prepaid at any time without premium or penalty, and borrowings thereunder bear interest at term SOFR or a base rate, at the Company’s option, plus an applicable ratings-based margin ranging from 0.875% to 1.500% on term SOFR loans plus a credit spread adjustment of 10 basis points, and from 0.000% to 0.500% for base rate loans, based on a ratings-based pricing grid.

The amounts available under the Revolving Credit Agreement are available to the Company to use for working capital and general corporate purposes including, but not limited to, acting as a backstop to the amounts issued under the Company’s commercial paper program.

The Revolving Credit Agreement contains customary representations and warranties, covenants and events of default, including (i) a leverage ratio maintenance covenant, (ii) limitations on liens on the assets of the Company or its subsidiaries, (iii) limitations on indebtedness of the Company’s subsidiaries, (iv) limitations on the sale of all or substantially all of the assets of the Company and its subsidiaries, (v) limitations on fundamental changes and (vi) other matters.

Term Loan Credit Facility

In connection with the pending acquisition (the “Black Knight Acquisition”) by the Company of Black Knight, Inc., a Delaware corporation (“Black Knight”), pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 4, 2022, among the Company, Sand Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company, and Black Knight, which was previously disclosed in a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 6, 2022, the Company, on May 25, 2022, entered into a new delayed draw term loan facility in the aggregate principal amount of $2.4 billion (the “Term Loan Facility”), pursuant to a term loan credit agreement (the “Term Loan

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Credit Agreement”) with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. The proceeds of the loans to be extended under the Term Loan Facility are expected to be used (i) to (A) finance a portion of the cash purchase price for the Black Knight Acquisition, (B) refinance all or a portion of the existing indebtedness of Black Knight and its subsidiaries and/or (C) pay fees, costs, commissions and expenses in connection with the Black Knight Acquisition and related transactions and (ii) to provide for working capital and other general corporate purposes. The Term Loan Facility will have no required amortization and will mature on the date that is 24 months after the funding date thereunder.

Each loan under the Term Loan Facility will, at the Company’s option, bear interest on the principal amount outstanding at either (a) term SOFR plus an applicable margin rate plus a credit spread adjustment of 10 basis points or (b) a “base rate” plus an applicable margin rate. The applicable margin rate ranges from 0.625% to 1.125% on term SOFR loans and from 0.000% to 0.125% for base rate loans, based on a ratings-based pricing grid. The Company will have the right to prepay the outstanding loans under the Term Loan Facility, in whole or in part, without premium or penalty.

The Term Loan Credit Agreement contains affirmative and negative covenants and events of default that are substantially similar to those in the Revolving Credit Facility. The Term Loan Credit Agreement also contains other customary representations, warranties and covenants.

Termination of Bridge Facility Commitments

The commitments that the Company obtained for a bridge facility under that certain financing commitment letter, which was previously disclosed in a Current Report on Form 8-K filed by the Company with the SEC on May 6, 2022 (the “Bridge Facility”), have been permanently reduced from $14.0 billion to $1.8 billion on May 25, 2025, as a result of (i) the effectiveness of the Eleventh Amendment to the Existing Revolving Credit Agreement on May 11, 2022, (ii) the issuance by the Company of certain senior unsecured notes on May 23, 2022, which was previously disclosed in a Current Report on Form 8-K filed by the Company with the SEC on May 23, 2022, (iii) certain asset sale proceeds, (iv) the generation of cash internally by the Company, and (v) the effectiveness of the Term Loan Credit Agreement.

The foregoing descriptions of the Twelfth Amendment and the Term Loan Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Twelfth Amendment and the Term Loan Credit Agreement, copies of which are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Current Report and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure in Item 1.01 of this Current Report is incorporated by reference under this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

10.1	The Twelfth Amendment, dated as of May 25, 2022, by and among Intercontinental Exchange, Inc., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, amending that certain Credit Agreement, dated as of April 3, 2014, by and among Intercontinental Exchange, Inc., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent (as amended by the First Amendment to Credit Agreement, dated as of May 15, 2015, the Second Amendment to Credit Agreement, dated as of November 9, 2015, the Third Amendment to Credit Agreement, dated as of November 13, 2015, the Fourth Amendment to Credit Agreement, dated as of August 18, 2017, the Fifth Amendment to Credit Agreement, dated as of August 18, 2017, the Sixth Amendment to Credit Agreement, dated as of August 9, 2018, the Seventh Amendment to Credit Agreement, dated as of August 14, 2020, the Eighth Amendment to Credit Agreement, dated as of August 21, 2020, the Ninth Amendment to Credit Agreement, dated as of March 8, 2021, the Tenth Amendment to Credit Agreement, dated as of October 15, 2021, and the Eleventh Amendment to Credit Agreement, dated as of May 11, 2022).

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10.2	Term Loan Credit Agreement, dated as of May 25, 2022, by and among Intercontinental Exchange, Inc., as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.

104	The cover page from Intercontinental Exchange, Inc.’s Current Report on Form 8-K, formatted in Inline XBRL.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight’s or the Company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by the Company (the “Transaction”), including future financial and operating results, Black Knight’s or the Company’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or the Company to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against Black Knight or the Company; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect Black Knight or the Company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and the Company operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of the Company; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or the Company’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; the Company’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or the Company’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or the Company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or the Company’s results.

All forward-looking statements attributable to Black Knight or the Company, or persons acting on Black Knight’s or the Company’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and the Company do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or the Company update one or more forward-looking statements, no inference should be drawn that Black Knight or the Company will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, the Company and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Company will file with the SEC a Registration Statement on Form S-4 to register the shares of the Company’s Common Stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of Black Knight that also constitutes a prospectus of the Company. The definitive proxy statement/prospectus will be sent to the stockholders of Black Knight seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, THE COMPANY, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or the Company through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from the Company at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

Black Knight, the Company, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Black Knight in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Black Knight and the Company and other persons who may be deemed to be participants in the solicitation of stockholders of Black Knight in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Black Knight, the directors and executive officers of Black Knight and their ownership of Black Knight Common Stock is also set forth in the definitive proxy statement for Black Knight’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by Black Knight with the SEC. Additional information about the Company, the directors and executive officers of the Company and their ownership of the Company’s Common Stock can also be found in the Company’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by the Company with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
General Counsel

Dated: June 1, 2022

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Exhibit 10.1

Execution Version

TWELFTH AMENDMENT TO CREDIT AGREEMENT

This TWELFTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of May 25, 2022, is entered into by and among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders (as hereinafter defined) party hereto, and WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A. The Borrower, the several lenders from time to time party thereto (the “Lenders”), and the Administrative Agent are party to the Credit Agreement, dated as of April 3, 2014 (as amended by the First Amendment to Credit Agreement, dated as of May 15, 2015, the Second Amendment to Credit Agreement, dated as of November 9, 2015, the Third Amendment to Credit Agreement, dated as of November 13, 2015, the Fourth Amendment to Credit Agreement, dated as of August 18, 2017, the Fifth Amendment to Credit Agreement, dated as of August 18, 2017, the Sixth Amendment to Credit Agreement, dated as of August 9, 2018, the Seventh Amendment to Credit Agreement, dated as of August 14, 2020, the Eighth Amendment to Credit Agreement, dated as of August 21, 2020, the Ninth Amendment to Credit Agreement, dated as of March 8, 2021, the Tenth Amendment to Credit Agreement, dated as of October 15, 2021, and the Eleventh Amendment to Credit Agreement, dated as of May 11, 2022, the “Credit Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement as amended by this Amendment.

B. The Borrower has requested that the Lenders amend the Credit Agreement and the Lenders are willing to consent to such amendments to the Credit Agreement on the terms and subject to conditions set forth herein.

C. In connection with this Amendment, the Increasing Lenders (as hereinafter defined) desire to establish Additional Commitments pursuant to Section 2.20 of the Credit Agreement on the terms and subject to the conditions set forth herein.

STATEMENT OF AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

1.1 Effective upon the Twelfth Amendment Effective Date (as hereinafter defined), the Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the conformed copy of the Credit Agreement attached hereto as Exhibit A.

1.2 Effective upon the Twelfth Amendment Effective Date (as hereinafter defined), Schedule 1.1(a) of the Credit Agreement is hereby amended and restated in its entirety as set forth in Schedule 1.1(a) attached hereto.

ARTICLE II

ADDITIONAL COMMITMENTS; REBALANCING OF REVOLVING LOANS

2.1 The parties hereto agree that (i) the Lender identified on the signature pages hereto as the “Twelfth Amendment Increasing Lender” (the “Twelfth Amendment Increasing Lender”) desires to increase its Multicurrency Revolving Commitment by the establishment of an Additional Commitment, (ii) such Additional Commitment shall be effective as of Twelfth Amendment Effective Date and (iii) the relevant requirements set forth in Section 2.20 of the Credit Agreement are deemed satisfied with respect to such Additional Commitment. Notwithstanding anything to the contrary in Section 2.20 of the Credit Agreement, the Additional Commitment established pursuant to this Section 2.1 shall not reduce the amount by which the Borrower may propose to increase the aggregate Revolving Commitments of any Class under Section 2.20 of the Credit Agreement after the Twelfth Amendment Effective Date. For the avoidance of doubt, the aggregate Additional Commitment established pursuant to this Section 2.1 is equal to $125,000,000 and the Commitments of all Lenders, after giving effect to the establishment of such Additional Commitments, are as reflected on the revised Schedule 1.1(a) attached hereto.

2.2 On the Twelfth Amendment Effective Date, for each Class of Revolving Loans that are outstanding as of such date, (i) the Twelfth Amendment Increasing Lender shall deliver to the Administrative Agent cash in an aggregate amount equal to (A) the outstanding principal amount of the Loans of such Class and interest thereon multiplied by such Twelfth Amendment Increasing Lender’s Commitment for such Class divided by the aggregate amount of all Commitments for such Class minus (B) the aggregate principal amount of Loans made by such Twelfth Amendment Increasing Lender for such Class and interest thereon and (ii) from the cash delivered by the Twelfth Amendment Increasing Lender pursuant to the preceding clause (i), if any, the Administrative Agent shall distribute to each Lender cash in an aggregate amount equal to (A) the aggregate principal amount of Loans made by such Lender for each Class and interest thereon minus (B) the aggregate outstanding principal amount of the Loans of such Class and interest thereon multiplied by such Lender’s Commitment for such Class divided by the aggregate amount of all Commitments for such Class. The parties acknowledge and agree that the payments to be made pursuant to the preceding sentence are intended to be an administrative convenience to give effect to Section 2.20(c)(ii) of the Credit Agreement, such that the payments made by the Twelfth Amendment Increasing Lender pursuant to clause (i) of the preceding sentence constitute new Loans of the applicable Class, and the payments made to the Lenders pursuant to clause (ii) of the preceding sentence constitute repayments of outstanding Loans of the applicable Class. The Borrower agrees to pay all amounts payable under Section 2.17 of the Credit Agreement (if any) as a result of the deemed repayments made pursuant to this Section 2.2.

2.3 Effective as of the Twelfth Amendment Effective Date, the participations in the Letters of Credit and Swingline Loans under the Credit Agreement shall be adjusted to give effect to any change in the Commitments and Revolving Credit Exposure of any Lender as a result of this Amendment.

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ARTICLE III

CONDITIONS OF EFFECTIVENESS

3.1 The amendments set forth in Article I and the additional commitments set forth in Article II shall become effective as of the date (the “Twelfth Amendment Effective Date”) when, and only when, each of the following conditions precedent shall have been satisfied:

(a) The Administrative Agent shall have received an executed counterpart of this Amendment from each of the Borrower and the Lenders.

(b) The Borrower shall have paid to each of Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, the fees under the Fee Letter (as defined below), for their own benefit or for the benefit of the Lenders, as applicable, required to be paid thereto on the Twelfth Amendment Effective Date, in the amounts due and payable on the Twelfth Amendment Effective Date as required by the terms thereof. The “Fee Letter” means that certain letter from Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, to the Borrower, dated May 4, 2022, relating to certain fees payable by the Borrower in respect of the transactions contemplated by this Amendment.

(c) The Borrower shall have delivered to the Administrative Agent a certificate, signed by a Responsible Officer of the Borrower, certifying as to the matters set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants, on and as of the Twelfth Amendment Effective Date, that (i) the representations and warranties contained in the Credit Agreement (except the representation set forth in Section 4.8 thereof with respect to clauses (i) and (ii) of the definition of “Material Adverse Effect” only) and the other Credit Documents qualified as to materiality are true and correct and those not so qualified are true and correct in all material respects, both immediately before and immediately after giving effect to this Amendment (except to the extent any such representation or warranty is expressly stated to have been made as of a specific date, in which case such representation or warranty is true and correct (if qualified as to materiality) or true and correct in all material respects (if not so qualified), in each case only on and as of such specific date), (ii) this Amendment has been duly authorized, executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower enforceable against it in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law) and (iii) no Default or Event of Default shall have occurred and be continuing on the Twelfth Amendment Effective Date, both immediately before and immediately after giving effect to this Amendment and the amendments contemplated hereby.

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ARTICLE V

ACKNOWLEDGEMENT AND CONFIRMATION

Each party to this Amendment hereby confirms and agrees that, after giving effect to this Amendment and the amendments contemplated hereby, and except as expressly modified hereby, the Credit Agreement and the other Credit Documents to which it is a party remain in full force and effect and enforceable against such party in accordance with their respective terms and shall not be discharged, diminished, limited or otherwise affected in any respect.

ARTICLE VI

MISCELLANEOUS

6.1 Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York (including Sections 5-1401 and 5-1402 of the New York General Obligations Law, but excluding all other choice of law and conflicts of law rules).

6.2 Credit Document. As used in the Credit Agreement, “hereinafter,” “hereto,” “hereof,” and words of similar import shall, unless the context otherwise requires, mean the Credit Agreement after amendment by this Amendment. Any reference to the Credit Agreement or any of the other Credit Documents herein or in any such documents shall refer to the Credit Agreement and the other Credit Documents as amended hereby. This Amendment is limited to the matters expressly set forth herein and shall not constitute or be deemed to constitute an amendment, modification or waiver of any provision of the Credit Agreement except as expressly set forth herein. This Amendment shall constitute a Credit Document under the terms of the Credit Agreement.

6.3 Expenses. The Borrower shall pay all reasonable and documented out-of-pocket fees and expenses of counsel to the Administrative Agent in connection with the preparation, negotiation, execution and delivery of this Amendment.

6.4 Severability. To the extent any provision of this Amendment is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in any such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Amendment in any jurisdiction.

6.5 Successors and Assigns. This Amendment shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto.

6.6 Construction. The headings of the various sections and subsections of this Amendment have been inserted for convenience only and shall not in any way affect the meaning or construction of any of the provisions hereof.

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6.7 Counterparts; Integration. This Amendment may be executed and delivered via facsimile or electronic mail with the same force and effect as if an original were executed and may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures hereto were upon the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Administrative Agent of a manually signed letter which has been converted into electronic form (such as scanned into “.pdf” format), or an electronically signed letter converted into another format, for transmission, delivery and/or retention. This Amendment constitutes the entire contract among the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date first above written.

INTERCONTINENTAL EXCHANGE INC.

By:	/s/ Martin Hunter
Name:	Martin Hunter
Title:	Senior Vice President, Tax & Treasurer

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Primary Administrative Agent, the Multicurrency Agent, an Issuing Lender, a Swingline Lender and a Lender

By:	/s/ Jocelyn Boll
Name:	Jocelyn Boll
Title:	Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

BANK OF AMERICA, N.A., as the Backup Administrative Agent, a Swingline Lender and a Lender

By:	/s/ Sherman Wong
Name:	Sherman Wong
Title:	Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

GOLDMAN SACHS BANK USA, as the Twelfth Amendment Increasing Lender

By:	/s/ Robert Ehudin
Name:	Robert Ehudin
Title:	Authorized Signatory

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

BANK OF CHINA, NEW YORK BRANCH, as a Lender

By:	/s/ Raymond Qiao
Name:	Raymond Qiao
Title:	Executive Vice President

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

JP MORGAN CHASE BANK N.A., as a Lender

By:	/s/ Ibrahim Khan
Name:	Ibrahim Khan
Title:	Vice President

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

MUFG Bank, Ltd., as a Lender

By:	/s/ Jacob Ulevich
Name:	Jacob Ulevich
Title:	Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Citibank, N.A., as a Lender

By:	/s/ Ciaran Small
Name:	Ciaran Small
Title:	Vice President

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

CREDIT SUISSE AG, NEW YORK BRANCH, as a Lender

By:	/s/ Doreen Barr
Name:	Doreen Barr
Title:	Authorized Signatory

By:	/s/ Michael Dieffenbacher
Name:	Michael Dieffenbacher
Title:	Authorized Signatory

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

BANCO BILBAO VIZCAYA ARGENTARIA S.A. NEW YORK BRANCH, as a Lender

By:	/s/ Brian Crowley
Name:	Brian Crowley
Title:	Managing Director

By:	/s/ Andrew Pargament
Name:	Andrew Pargament
Title:	Executive Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Bank of Montreal, as a Lender

By:	/s/ Adam Tarr
Name:	Adam Tarr
Title:	Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Fifth Third Bank, National Association, as a Lender

By:	/s/ Jonathan H. James
Name:	Johnathan H. James
Title:	Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

MIZUHO BANK, LTD., as a Lender

By:	/s/ Raymond Ventura
Name:	Raymond Ventura
Title:	Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Devin Faddoul
Name:	Devin Faddoul
Title:	Vice President

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

[ China Construction Bank Corporation, New York Branch ], as a Lender

By:	/s/ Qi Feng
Name:	Qi Feng
Title:	Deputy General Manager

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Industrial and Commercial Bank of China Limited, New York Branch, as a Lender

By:	/s/ Xiaoxing Huang
Name:	Xiaoxing Huang
Title:	Vice President

By:	/s/ Jeffrey Roth
Name:	Jeffrey Roth
Title:	Executive Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Societe Generale, as a Lender

By:	/s/ Jonathan Logan
Name:	Jonathan Logan
Title:	Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Exhibit A

Composite Blacklined Conformed Copy of Credit Agreement

Reflecting Twelfth Amendment to the Credit Agreement

(See attached).

A—1

CUSIP Number: Deal # 45856GAC8

Revolving Loans (Dollar Revolving Loans) CUSIP # 45856GAD6

Revolving Loans (Multicurrency Revolving Loans) CUSIP # 45856GAE4

Conformed Copy – Conformed through the ~~Eleventh~~Twelfth Amendment

CREDIT AGREEMENT

among

INTERCONTINENTAL EXCHANGE, INC.

as Borrower,

THE LENDERS NAMED HEREIN,

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Primary Administrative Agent, Issuing Lender and a Swingline Lender

BANK OF AMERICA, N.A.,

as a Co-Syndication Agent, Backup Administrative Agent and a Swingline Lender

JPMORGAN CHASE BANK, N.A.,

as a Co-Syndication Agent and a Swingline Lender

BANK OF CHINA, NEW YORK BRANCH, and

MUFG BANK, LTD.,

as Co-Syndication Agents

and

CITIBANK, N.A.,

CREDIT SUISSE AG, NEW YORK BRANCH,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH,

BANK OF MONTREAL,

FIFTH THIRD BANK, NATIONAL ASSOCIATION,

GOLDMAN SACHS BANK USA,

MIZUHO BANK, LTD., and

PNC BANK, NATIONAL ASSOCIATION,

as Co-Documentation Agents

$~~3,775,000,000~~3,900,000,000 Senior Credit Facilities

WELLS FARGO SECURITIES, LLC,

BOFA SECURITIES, INC.,

JPMORGAN CHASE BANK, N.A.,

BANK OF CHINA, NEW YORK BRANCH, and

MUFG BANK, LTD.,

as Joint Bookrunners and Joint Lead Arrangers

CITIBANK, N.A.,

CREDIT SUISSE LOAN FUNDING LLC,

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH,

BMO CAPITAL MARKETS CORP.,

FIFTH THIRD BANK, NATIONAL ASSOCIATION,

GOLDMAN SACHS BANK USA,

MIZUHO BANK, LTD., and

PNC CAPITAL MARKETS, LLC,

as Joint Lead Arrangers

Dated as of April 3, 2014

ARTICLE I

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS

1.1	Defined Terms	1
1.2	Accounting Terms	~~46~~49
1.3	Other Terms; Construction	~~46~~50
1.4	Currency Equivalents Generally	~~48~~51
1.5	Redenomination of Certain Foreign Currencies	~~48~~52
1.6	Interest Rates	~~49~~52
1.7	Divisions	~~50~~54

ARTICLE II

AMOUNT AND TERMS OF THE LOANS

2.1	Commitments	~~50~~54
2.2	Borrowings	~~52~~55
2.3	Disbursements; Funding Reliance; Domicile of Loans	~~56~~60
2.4	Evidence of Debt; Notes	~~57~~61
2.5	Termination and Reduction of Commitments	~~58~~62
2.6	Mandatory Payments and Prepayments	~~59~~63
2.7	Voluntary Prepayments	~~60~~64
2.8	Interest	~~61~~65
2.9	Fees	~~63~~67
2.10	Interest Periods	~~64~~69
2.11	Conversions and Continuations	~~65~~70
2.12	Method of Payments; Computations; Apportionment of Payments	~~67~~71
2.13	Recovery of Payments	~~69~~74
2.14	Pro Rata Treatment	~~69~~74
2.15	Increased Costs; Change in Circumstances; Illegality	~~70~~75
2.16	Taxes	~~78~~83
2.17	Compensation	~~82~~88
2.18	Replacement or Removal of Lenders; Mitigation of Costs	~~83~~88
2.19	Letters of Credit	~~84~~91
2.20	Increase in Commitments	~~92~~99
2.21	Defaulting Lenders	~~93~~100
2.22	Cash Collateral	~~97~~104
2.23	Pre-Funding of Black Knight Acquisition Date Borrowings	~~98~~106

i

ARTICLE III

CONDITIONS OF BORROWING

3.1	[Reserved]	~~99~~107
3.2	Conditions of All Borrowings	~~99~~107
3.3	Conditions of Borrowing for Black Knight Acquisition	~~100~~108

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1	Corporate Organization and Power	~~102~~111
4.2	Authorization; Enforceability	~~102~~112
4.3	No Violation	~~103~~112
4.4	Governmental and Third-Party Authorization; Permits	~~103~~112
4.5	Litigation	~~103~~113
4.6	Full Disclosure	~~103~~113
4.7	Margin Regulations	~~104~~113
4.8	No Material Adverse Effect	~~104~~113
4.9	Financial Matters	~~104~~113
4.10	Compliance with Laws	~~104~~114
4.11	Investment Company Act	~~104~~114
4.12	OFAC; Anti-Terrorism Laws	~~105~~114
4.13	Solvency	~~105~~115
4.14	Certain ERISA Matters	115

ARTICLE V

AFFIRMATIVE COVENANTS

5.1	Financial Statements	~~106~~115
5.2	Other Business and Financial Information	~~107~~117
5.3	Existence; Franchises; Maintenance of Properties	~~108~~118
5.4	Use of Proceeds	~~109~~118
5.5	Compliance with Laws	~~109~~118
5.6	Payment of Taxes	~~109~~118
5.7	Insurance	~~109~~119
5.8	Maintenance of Books and Records; Inspection	~~109~~119
5.9	Subsidiary Guarantors	~~110~~119
5.10	Anti-Corruption Laws, OFAC, PATRIOT Act Compliance	~~111~~120

ARTICLE VI

FINANCIAL COVENANT

6.1	Maximum Total Leverage Ratio	~~112~~121

ii

ARTICLE VII

NEGATIVE COVENANTS

7.1	Merger; Consolidation	~~114~~123
7.2	Subsidiary Indebtedness	~~114~~124
7.3	Liens	~~116~~126
7.4	Asset Dispositions	~~119~~128
7.5	Dividend Payments	129

ARTICLE VIII

EVENTS OF DEFAULT

8.1	Events of Default	~~119~~129
8.2	Remedies: Termination of Commitments, Acceleration, etc	~~121~~131
8.3	Remedies: Setoff	~~122~~132

ARTICLE IX

THE ADMINISTRATIVE AGENT

9.1	Appointment and Authority	~~122~~133
9.2	Rights as a Lender	~~123~~133
9.3	Exculpatory Provisions	~~123~~133
9.4	Reliance by Administrative Agent	~~124~~135
9.5	Delegation of Duties	~~125~~135
9.6	Resignation of Administrative Agent	~~125~~135
9.7	Non-Reliance on Any Agent and Other Lenders	~~126~~136
9.8	No Other Duties, etc	~~127~~137
9.9	Administrative Agent May File Proofs of Claim	~~127~~137
9.10	Guaranty Matters; Ineligible Assignees Letter Agreement	~~128~~138
9.11	Swingline Lender	~~128~~138
9.12	Replacement of Impaired Agent	~~128~~138
9.13	Backup Administrative Agent	~~128~~139
9.14	Erroneous Payments.	~~130~~140

ARTICLE X

MISCELLANEOUS

10.1	Expenses; Indemnity; Damage Waiver	~~132~~142
10.2	Governing Law; Submission to Jurisdiction; Waiver of Venue; Service of Process	~~134~~144
10.3	Waiver of Jury Trial	~~135~~145
10.4	Notices; Effectiveness; Electronic Communication	~~135~~146
10.5	Amendments, Waivers, etc	~~136~~147
10.6	Successors and Assigns	~~138~~149

iii

10.7	No Waiver	~~143~~154
10.8	Survival	~~144~~154
10.9	Severability	~~144~~154
10.10	Construction	~~144~~155
10.11	No Fiduciary Duty	~~144~~155
10.12	Confidentiality	~~145~~155
10.13	Counterparts; Integration; Effectiveness; Electronic Execution	~~146~~156
10.14	Disclosure of Information	~~147~~157
10.15	~~USA Patriot~~PATRIOT Act Notice	~~147~~157
10.16	[Reserved]	~~147~~158
10.17	Judgment Currency	~~147~~158
10.18	[Reserved]	~~147~~158
10.19	Not a Grandfathered Obligation	~~148~~158
10.20	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	~~148~~158
10.21	Acknowledgement Regarding Any Supported QFCs	~~148~~159
10.22	Certain ERISA Matters	~~149~~160

iv

EXHIBITS

Exhibit A-1	Form of Dollar Revolving Note
Exhibit A-2	Form of Multicurrency Revolving Note
Exhibit A-3	Form of Dollar Swingline Note
Exhibit A-4	Form of Multicurrency Swingline Note
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Notice of Swingline Borrowing
Exhibit B-3	Form of Notice of Conversion/Continuation
Exhibit B-4	Form of Letter of Credit Notice
Exhibit C	Form of Compliance Certificate
Exhibit D	Form of Assignment and Assumption
Exhibit E	Forms of U.S. Tax Compliance Certificate
Exhibit F	Form of Solvency Certificate

SCHEDULES

Schedule 1.1(a)	Commitments and Notice Addresses
Schedule 1.1(b)	Existing Letters of Credit
Schedule 7.3	Liens

v

CREDIT AGREEMENT

THIS CREDIT AGREEMENT, dated as of the 3rd day of April, 2014, is made among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders (as hereinafter defined), WELLS FARGO BANK, NATIONAL ASSOCIATION, as Primary Administrative Agent (as hereinafter defined) for the Lenders, and BANK OF AMERICA, N.A., as a Co-Syndication Agent (as hereinafter defined) and Backup Administrative Agent (as hereinafter defined) for the Lenders.

BACKGROUND STATEMENT

The Borrower has requested that the Lenders make available a revolving credit facility to the Borrower in the aggregate principal amount of $~~3,775,000,000~~3,900,000,000 . The Borrower will use the proceeds of these facilities as provided in Section 5.4. The Lenders are willing to make available to the Borrower the credit facilities described herein subject to and on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual provisions, covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, in addition to the terms defined elsewhere herein, the following terms have the meanings set forth below (such meanings to be equally applicable to the singular and plural forms thereof):

“Account Designation Letter” means a letter from the Borrower to the Administrative Agent, duly completed and signed by an Authorized Officer of the Borrower and in form and substance reasonably satisfactory to the Administrative Agent, listing any one or more accounts to which the Borrower may from time to time request the Administrative Agent to forward the proceeds of any Loans made hereunder.

“Acquisition” means any transaction or series of related transactions, consummated on or after the date hereof, by which the Borrower directly, or indirectly through one or more Subsidiaries, (i) acquires any division or line of business of any Person, or all or substantially all of the assets, of any Person, whether through purchase of assets, merger or otherwise, or (ii) acquires Capital Stock of any Person having at least a majority of Total Voting Power of the then outstanding Capital Stock of such Person.

“Acquisition Election” has the meaning given to such term in Section 6.1. “Additional Commitment” has the meaning set forth in Section 2.20(c).

“Additional Lender” has the meaning set forth in Section 2.20(a).

“Adjusted Base Rate” means, at any time with respect to any Base Rate Loan, a rate per annum equal to the Base Rate as in effect at such time plus the Applicable Percentage for Base Rate Loans as in effect at such time.

“Adjusted Eurocurrency Rate” means, as to any Loan denominated in any applicable Currency not bearing interest based on an RFR (which, as of the ~~Tenth~~Twelfth Amendment Effective Date, shall mean ~~Dollars and~~ each of the Currencies identified in the definition of “Foreign Currency”, other than Sterling) for any Interest Period, a rate per annum ~~(rounded upwards, if necessary, to the next 1/16 of 1%)~~ determined by the Administrative Agent pursuant to the following formula:

Adjusted Eurocurrency Rate =	Eurocurrency Rate for such Currency for such Interest Period
1.00-Eurocurrency Reserve Percentage

“Adjusted ~~LIBOR~~ Market Index Rate” means, for any date, ~~with respect to~~for any ~~LIBOR~~ Market Index Rate Loan:

(a) , ~~a rate per annum equal to the LIBOR~~ denominated in Dollars, the sum of (i) the greater of (A) the sum of (I) the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Market Index Rate ~~as in effect at such time plus~~Term SOFR Determination Day”) that is two (2) RFR Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Market Index Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding RFR Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding RFR Business Day is not more than three (3) RFR Business Days prior to such Market Index Rate Term SOFR Determination Day, plus (II) the Term SOFR Adjustment, and (B) the Floor, plus (ii) the Applicable Percentage for ~~Eurocurrency Rate~~Term SOFR Loans as in effect at such time~~.~~;

(b) denominated in Euros, the sum of (i) the greater of (A) EURIBOR as administered by the European Money Markets Institute, or a comparable or successor administrator approved by the Administrative Agent, for a tenor of one month at approximately 11:00 a.m. (Brussels time) two (2) Eurocurrency Banking Days prior to such day (or such other day as is generally treated as the rate fixing day by market practice in the applicable interbank market, as determined by the Administrative Agent; provided that to the extent that such market practice is not administratively feasible for the Administrative Agent, such other day as otherwise reasonably determined by the Administrative Agent), and (B) the Floor, plus (ii) the Applicable Percentage for Eurocurrency Rate Loans as in effect at such time;

(c) denominated in Canadian Dollars, the sum of (i) the greater of (A) CDOR as administered by Refinitiv Benchmarks Services (UK) Limited, or a comparable or successor administrator approved by the Administrative Agent, for a tenor of one month, at approximately 10:00 a.m. (Toronto time) two (2) Eurocurrency Banking Days prior to such day (or such other day as is generally treated as the rate fixing day by market practice in the applicable interbank market, as determined by the Administrative Agent; provided that to the extent that such market practice is not administratively feasible for the Administrative Agent, such other day as otherwise reasonably determined by the Administrative Agent), and (B) the Floor, plus (ii) the Applicable Percentage for Eurocurrency Rate Loans as in effect at such time; and

(d) denominated in Sterling, the sum of Daily Simple RFR for such day plus the Applicable Percentage for RFR Loans as in effect at such time.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Agent” means, (a) during a Wells Fargo Availability Period, the Primary Administrative Agent and (b) during a Wells Fargo Unavailability Period, the Backup Administrative Agent; provided, that (x) it is understood that matters concerning the funding of Multicurrency Revolving Loans denominated in a Foreign Currency and Multicurrency Swingline Loans and the disbursement of the proceeds thereof will be administered by the Multicurrency Agent, and references herein to the “Administrative Agent” in such a context shall be deemed to refer to the “Multicurrency Agent” and (y) any reference to the “Administrative Agent” in Section 1.6 and Section 2.12(e) shall at all times be deemed to refer to the Primary Administrative Agent and the Backup Administrative Agent.

“Administrative Questionnaire” means an administrative questionnaire in the form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding the foregoing, no Agent nor any Lender shall be deemed an “Affiliate” of the Borrower or any Subsidiary of the Borrower.

“Agents” means, collectively, the Multicurrency Agent, the Primary Administrative Agent and the Backup Administrative Agent.

“Aggregate Dollar Revolving Credit Exposure” means, at any time, the sum of (i) the aggregate principal amount of Dollar Revolving Loans outstanding at such time, (ii) the aggregate principal amount of Dollar Swingline Loans outstanding at such time, (iii) the aggregate Dollar Letter of Credit Exposure of all Dollar Revolving Lenders at such time and (iv) the aggregate amount of the Pre-Closing Funded Amount funded on account of Dollar Revolving Loans that is held in the Pre-Closing Funding Account at such time.

“Aggregate Multicurrency Revolving Credit Exposure” means, at any time, the sum of (i) the Dollar Amount of the Multicurrency Revolving Loans outstanding at such time, (ii) the Dollar Amount of the Multicurrency Swingline Loans outstanding at such time, (iii) the aggregate Multicurrency Letter of Credit Exposure of all Multicurrency Revolving Lenders at such time and (iv) the aggregate amount of the Pre-Closing Funded Amount funded on account of Multicurrency Revolving Loans that is held in the Pre-Closing Funding Account at such time.

“Agreement” means this Credit Agreement.

~~“Announcements” has the meaning assigned thereto in Section 1.6.~~

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, and all other laws, rules, and regulations of any jurisdiction applicable to the Borrower and its Affiliates concerning or relating to bribery or corruption.

“Applicable Percentage” means the applicable percentages per annum, in each case as determined under the following matrix with reference to the Debt Rating (as defined and as determined as set forth below):

Tier	Debt Rating	Eurocurrency Rate Loans and ~~Transitioned~~ RFR Loans	~~Initial RFR Loans~~		Applicable Base Rate Margin	Applicable Commitment Fee Rate
I	A+/A1 or higher	0.875%	~~0.9076~~	%	0.000%	0.080%
II	A/A2	1.000%	~~1.0326~~	%	0.000%	0.100%
III	A-/A3	1.125%	~~1.1576~~	%	0.125%	0.125%
IV	BBB+/Baa1	1.250%	~~1.2826~~	%	0.250%	0.150%
V	BBB/Baa2 or lower	1.500%	~~1.5326~~	%	0.500%	0.200%

“Debt Rating” means, as of any date of determination, the rating as determined by S&P and Moody’s of the Borrower’s non-credit-enhanced, senior unsecured long-term debt. For purposes of determining the applicable pricing tier, (i) if the respective Debt Ratings issued by the foregoing rating agencies differ by one pricing tier, then the pricing tier for the higher of such Debt Ratings shall apply (with pricing tier I being the highest and pricing tier V being the lowest); (ii) if there is a split in Debt Ratings of more than one pricing tier, then the pricing tier that is one level lower than the pricing tier of the higher Debt Rating shall apply; (iii) if the Borrower has only one Debt Rating, the pricing tier corresponding to that Debt Rating shall apply; and (iv) if the Borrower does not have any Debt Rating, pricing tier V shall apply.

Initially, the Applicable Percentage shall be determined based upon the Debt Rating specified in the certificate delivered on the Closing Date. Thereafter, each change in the Applicable Percentage resulting from a publicly announced change in the Debt Rating shall be effective during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change.

“Approved Fund” means any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) a Person (or an Affiliate of a Person) that administers or manages a Lender.

“Arrangers ”~~mean~~means Wells Fargo Securities, LLC, BofA Securities, Inc., JPMorgan Chase Bank, N.A., Bank of China, New York Branch, MUFG Bank, Ltd., Citibank, N.A., Credit Suisse Loan Funding LLC, Banco Bilbao Vizcaya Argentaria, S.A., BMO Capital Markets Corp., Fifth Third Bank, National Association, Goldman Sachs Bank USA, Mizuho Bank, Ltd. and PNC Capital Markets, LLC and their respective successors.

“Assignment and Assumption” means an Assignment and Assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.6(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form approved by the Administrative Agent.

“Authorized Officer” means, with respect to any action specified herein to be taken by or on behalf of the Borrower, any officer of the Borrower duly authorized by resolution of its board of directors or other governing body to take such action on its behalf, and whose signature and incumbency shall have been certified to the Administrative Agent by the secretary or an assistant secretary of the Borrower.

“Available Tenor” means, as of any date of determination and with respect to any then-current Benchmark for any Currency, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an ~~Interest Period~~interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.15(h)(iv).

“Backup Administrative Agent” means BofA, in its capacity as Backup Administrative Agent, and its successors and permitted assigns in such capacity.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means 11 U.S.C. §§ 101 et seq., and any successor statute.

“Bankruptcy Event” means the occurrence of an event specified in Section 8.1(f) or 8.1(g).

“Base Rate” means, at any time, the highest of (a) the ~~per annum interest rate publicly announced from time to time by Wells Fargo in Charlotte, North Carolina, to be its prime rate (which may not necessarily be its lowest or best lending rate), as adjusted to conform to changes as of the opening of business on the date of any such change in such prime rate~~Prime Rate, (b) the Federal Funds Rate plus ~~0.5% per annum, as adjusted to conform to changes as of the opening of business on the date of any such change in the Federal Funds Rate, and (c)(i) prior to the USD LIBOR Transition Date, the Adjusted Eurocurrency Rate for Dollars~~0.50% and (c) Adjusted Term SOFR for a one-month ~~term~~tenor in effect on such day plus ~~1.00% and (ii) on and after the USD LIBOR Transition Date, Daily Simple RFR for Dollars in effect on such day plus 1.00% as adjusted~~1.0%; each change in the Base Rate shall take effect simultaneously ~~to conform to~~with the corresponding change or changes in the ~~Adjusted Eurocurrency Rate for Dollars or Daily Simple RFR for Dollars, as the case may be~~Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, as applicable (provided that clause (c) shall not be applicable during any period in which ~~the~~ Adjusted ~~Eurocurrency Rate or Daily Simple RFR, as applicable,~~Term SOFR is unavailable or unascertainable). Notwithstanding the foregoing, in no event shall the Base Rate be less than 1.0%.

“Base Rate Loan” means, at any time, any Dollar Revolving Loan or any Multicurrency Revolving Loan denominated in Dollars that bears interest at such time at the applicable Adjusted Base Rate.

“Benchmark” means, initially, with respect to any (a) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the ~~Adjusted Eurocurrency~~Term SOFR Reference Rate ~~for Dollars~~; provided that if ~~(i) the USD LIBOR Transition Date has occurred or (ii)~~ a Benchmark Transition Event, ~~a Term RFR Transition Event or an Other Benchmark Rate Election, as applicable, have~~ has occurred with respect to the Term SOFR Reference Rate or then-current Benchmark for Dollars, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.15(h)(i), (b) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Sterling, the Daily Simple RFR applicable for ~~Sterling~~such Currency; provided that if a Benchmark Transition Event ~~or a Term RFR Transition Event, as applicable,~~ has occurred with respect to such Daily Simple RFR or the then-current Benchmark for ~~Sterling~~such Currency, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.15(h)(i), and (c) Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Euros, Yen, or Canadian Dollars, ~~the Adjusted Eurocurrency Rate applicable for such~~

~~Currency~~EURIBOR, TIBOR, or CDOR, respectively; provided that if a Benchmark Transition Event has occurred with respect to ~~such Adjusted Eurocurrency Rate~~EURIBOR, TIBOR, or CDOR, as applicable, or the then-current Benchmark for such Currency, then “Benchmark” means, with respect to such Obligations, interest, fees, commissions or other amounts, the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.15(h)(i).

~~“Benchmark Replacement” means,~~

~~(a)~~ “Benchmark Replacement” means, with respect to any Benchmark Transition Event for ~~the~~any then-current Benchmark, the sum of: (~~i~~a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for such Benchmark giving due consideration to (~~A~~i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (~~B)~~ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such Benchmark for syndicated credit facilities denominated in the applicable Currency at such time and (~~ii~~b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents~~;~~.

~~(b) with respect to the USD LIBOR Transition Date, for any Available Tenor of the Adjusted Eurocurrency Rate for Dollars, the first alternative set forth in the order below that can be determined by the Administrative Agent for the USD LIBOR Transition Date:~~

~~(1) Term RFR for Dollars;~~

~~(2) Daily Simple RFR for Dollars; or~~

~~(3) the sum of: (A) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the Adjusted Eurocurrency Rate for Dollars giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the Adjusted Eurocurrency Rate for Dollars for syndicated credit facilities denominated in Dollars at such time and (B) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents;~~

~~(c) with respect to any Term RFR Transition Event for any Currency, the Term RFR for such Currency; or~~

~~(d) with respect to any Other Benchmark Rate Election, the sum of: (A) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the Adjusted Eurocurrency Rate for Dollars giving due consideration to any evolving or then-prevailing market convention for determining a benchmark rate as a~~

~~replacement for such Benchmark for Dollar-denominated syndicated credit facilities at such time and (B) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents;~~

~~provided that, in the case of clause (b)(1), if the Administrative Agent decides that Term RFR for Dollars is not administratively feasible for the Administrative Agent, then Term RFR for Dollars will be deemed unable to be determined for purposes of this definition.~~

~~“Benchmark Replacement Adjustment” means, for purposes of:~~

~~(a) clauses (a) and (b)(3) of the definition of~~ “Benchmark Replacement Adjustment” means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable Currency~~; and~~

~~(b) clause (d) of the definition of “Benchmark Replacement”, with respect to any replacement of the Adjusted Eurocurrency Rate for Dollars with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the Adjusted Eurocurrency Rate for Dollars with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.~~

~~“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate” (if applicable), the definition of “Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), the definition of “Eurocurrency Banking Day”, the definition of “LIBOR Market Index Rate”, the definition of “RFR Business Day”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).~~

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark for any Currency:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event~~”~~,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be ~~no longer representative~~non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date;.

(c) ~~in the case of a Term RFR Transition Event for such Currency, the Term RFR Transition Date applicable thereto; or~~

(d) ~~in the case of an Other Benchmark Rate Election, the sixth (6th) Business Day after the date notice of such Other Benchmark Rate Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Other Benchmark Rate Election is provided to the Lenders, written notice of objection to such Other Benchmark Rate Election from Lenders comprising the Required Lenders.~~

For the avoidance of doubt, ~~(A) if the Reference Time for the applicable Benchmark refers to a specific time of day and the event giving rise to the Benchmark Replacement Date for any Benchmark occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such Benchmark and for such determination and (B)~~ the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to the then-current Benchmark for any Currency ~~(other than Adjusted Eurocurrency Rate for Dollars)~~, the occurrence of one or more of the following events with respect to such Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the FRB, the Federal Reserve Bank of New York, the central bank for the Currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely~~,~~; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are ~~no longer~~not, or as of a specified future date will ~~no longer~~not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, with respect to any Benchmark~~,(a)~~ for any Currency, in the case of a Benchmark Transition Event, the earlier of (ia) the applicable Benchmark Replacement Date and (~~ii~~b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) ~~or (b) in the case of an Other Benchmark Rate Election, the applicable Benchmark Replacement Date~~.

“Benchmark Unavailability Period” means, with respect to ~~(a) the Adjusted Eurocurrency Rate for Dollars~~any then-current Benchmark for any Currency, the period (if any) (~~i) beginning at the time that the USD LIBOR Transition Date has occurred pursuant to clause (a) of that definition if, at such time, no Benchmark Replacement has replaced the Adjusted Eurocurrency Rate for Dollars for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(i) and (ii) ending at the time that a Benchmark Replacement has replaced the Adjusted Eurocurrency Rate for Dollars for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(i) and (b) any then-current Benchmark for any Currency other than the Adjusted Eurocurrency Rate for Dollars, the period (if any)~~ (~~i~~x) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(i) and (~~ii~~y) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(i).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Black Knight” means Black Knight, Inc., a Delaware corporation.

“Black Knight Acquisition” means the proposed merger of Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of the Borrower, with and into Black Knight, with Black Knight surviving the merger as a Subsidiary of the Borrower, pursuant to the Black Knight Acquisition Agreement.

“Black Knight Acquisition Agreement” means the Agreement and Plan of Merger, dated as of May 4, 2022, among the Borrower, Sand Merger Sub Corporation~~,~~ and Black Knight (including all schedules and exhibits thereto).

“Black Knight Acquisition Agreement Representations” has the meaning given to such term in Section 3.3(e).

“Black Knight Acquisition Date” means the date on which the Black Knight Acquisition is consummated.

“Black Knight Acquisition Related Conditions” means the conditions set forth in Sections 3.3(a), 3.3(b), 3.3(c), 3.3(d), 3.3(e), 3.3(f), 3.3(g), 3.3(h) and 3.3(k).~~”~~

“Black Knight Borrower Stock Contribution” means the issuance and sale by the Borrower of its common equity securities to the equityholders of Black Knight in connection with the Black Knight Acquisition.

“Black Knight Borrowing” means a Borrowing of Revolving Loans in Dollars the proceeds of which are to be used to (i) finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (ii) refinance all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, and/or (iii) pay fees, costs, commissions and expenses in connection with the Black Knight Transactions.

“Black Knight Bridge Arrangers” means Wells Fargo Securities, LLC and Goldman Sachs Bank USA.

“Black Knight Bridge Facility” means that certain senior unsecured bridge credit facility providing for up to $14,000,000,000 in senior unsecured bridge loans available to the Borrower arranged by the Black Knight Bridge Arrangers and used to (i) finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (ii) refinance all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, and/or (iii) pay fees, costs, commissions and expenses in connection with the Black Knight Transactions, all as contemplated in that certain commitment letter, dated as of May 4, 2022, among Wells Fargo, Goldman Sachs Lending Partners LLC, the Black Knight Bridge Arrangers and the Borrower.

“Black Knight Transactions” means, collectively, (a) the Black Knight Acquisition, (b) the issuance or incurrence of Indebtedness (including the making of Loans) to finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (c) the ~~issuance of Capital Stock of the Borrower to the stockholders of~~ Black Knight ~~as consideration for the Black Knight Acquisition~~Borrower Stock Contribution, (d) the refinancing of all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, (e) the preparation, execution and delivery of the Eleventh Amendment ~~of~~to this Agreement, (f) the preparation, execution and delivery of the Twelfth Amendment ~~of~~to this Agreement, (g) the preparation, execution and delivery of the definitive documentation relating to the Term Loan Facility, and (h) the payment of fees, costs, commissions and expenses in connection with each of the foregoing.

“BofA” means Bank of America, N.A.

“BofA Fee Letter” means the letter from BofA to the Borrower, dated October 29, 2015, relating to certain fees payable by the Borrower in respect of the transactions contemplated by this Agreement.

“Borrower” has the meaning given to such term in the introductory paragraph hereof.

“Borrowing” means the incurrence by the Borrower (including as a result of conversions and continuations of outstanding Loans pursuant to Section 2.11) on a single date of a group of Loans of a single Class, Currency and Type (including a Swingline Loan made by any Swingline Lender) and, in the case of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, as to which a single Interest Period is in effect.

“Borrowing Date” means, with respect to any Borrowing, the date upon which such Borrowing is made.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Canadian Dollar” means the lawful currency of Canada.

“Capital Lease” means, with respect to any Person, a lease that is required to be, in accordance with GAAP, recorded as a finance lease (but for the avoidance of doubt shall not include any lease that in accordance with GAAP would be recorded as an operating lease).

“Capital Lease Obligations” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any Capital Lease of such Person, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock (whether voting or nonvoting, and whether common or preferred) of such corporation, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company or other equity interests of such Person; and in each case under clauses (i) and (ii), any and all warrants, rights or options to purchase any of the foregoing or any securities convertible into or exchangeable for any of the foregoing.

“Cash Collateral Account” has the meaning given to such term in Section 2.19(i). “Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Issuing Lender and the Lenders, as collateral for the Letter of Credit Exposure or obligations of Lenders to fund participations in respect thereof, cash or deposit account balances in the applicable Currency or, if the Administrative Agent and the Issuing Lender shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and the Issuing Lender. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means (i) for purposes of Section 2.19(i) only, (A) securities issued or unconditionally guaranteed or insured by the United States of America or any agency or instrumentality thereof, backed by the full faith and credit of the United States of America and maturing within one year from the date of acquisition, (B) commercial paper issued by any Person organized under the laws of the United States of America, maturing within 180 days from the date of acquisition and, at the time of acquisition, having a rating of at least A-1 or the equivalent thereof by Standard & Poor’s Ratings Services or at least P-1 or the equivalent thereof by Moody’s Investors Service, Inc., (C) time deposits and certificates of deposit maturing within 180 days from the date of issuance and issued by a bank or trust company organized under the laws of the United States of America or any state thereof (y) that has combined capital and surplus of at least $500,000,000 or (z) that has (or is a subsidiary of a bank holding company that has) a long-term unsecured debt rating of at least A or the equivalent thereof by Standard & Poor’s Ratings Services or at least A2 or the equivalent thereof by Moody’s Investors Service, Inc., (D) repurchase obligations with a term not exceeding 30 days with respect to underlying securities of the types described in clause (i)(A) above entered into with any bank or trust company meeting the qualifications specified in clause (i)(C) above, and (E) money market funds at least ninety-five percent (95%) of the assets of which are continuously invested in securities of the foregoing types; and (ii) for all other purposes, as defined in accordance with GAAP.

“CDOR ~~Rate~~” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (i) the adoption or taking effect of any law, rule, regulation or treaty, (ii) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (iii) the making or issuance of any request, guideline, rule or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, implemented or issued.

“Change of Control” means an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the ~~Securities~~ Exchange Act ~~of 1934~~, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the ~~Securities~~ Exchange Act ~~of 1934~~), directly or indirectly, of 35% or more of the equity securities of the Borrower entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully-diluted basis.

“Class” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans constituting such Borrowing, are Dollar Revolving Loans, Multicurrency Revolving Loans, Dollar Swingline Loans or Multicurrency Swingline Loans; when used in reference to any Lender, refers to whether such Lender is a Dollar Revolving Lender or a Multicurrency Revolving Lender; and, when used in reference to any Commitment, refers to whether such Commitment is a Dollar Revolving Commitment or a Multicurrency Revolving Commitment.

“Clearing House Subsidiary” means any Subsidiary of the Borrower the principal business of which is the provision of or conducting of clearing, depository or settlement operations.

“Closing Date” means April 3, 2014.

“Co-Documentation Agents” means the Lenders identified as such on the cover page hereof.

“Code” means the Internal Revenue Code of 1986, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

“Commitments” means, collectively, the Dollar Revolving Commitments and the Multicurrency Revolving Commitments.

“Compliance Certificate” means a fully completed and duly executed certificate in the form of Exhibit C, together with a Covenant Compliance Worksheet.

“Conforming Changes” means, with respect to the use or administration of an initial Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate”, the definition of “Business Day,” the definition of “Eurocurrency Banking Day,” the definition of “RFR Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.17 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, for any Reference Period, the aggregate of (i) Consolidated Net Income for such period, plus (ii) the sum, without duplication, of (A) interest expense and, to the extent not reflected in such interest expense, non-cash interest payments (including the capitalization of interest), premium payments (including payments with respect to any make-whole premiums), debt discount, fees, charges, commissions and related costs and expense incurred in connection with borrowed money, (B) federal, state, local and other income taxes, (C) depreciation and amortization expense, (D) integration, restructuring and severance expenses and charges incurred during such period in connection with any Acquisition or asset disposition consummated no more than six months prior to the beginning of such Reference Period not to exceed ten percent of Consolidated EBITDA for such Reference Period (calculated without giving effect to this clause (D)), (E) any costs, fees and expenses (other than of the character of those described in the preceding clause (D)) incurred in connection with any actual or proposed Acquisition, merger, joint venture, issuance of Capital Stock, issuance or prepayment of Indebtedness, disposition or investment not prohibited by this Agreement, in each case whether or not consummated, (F) noncash charges (including stock based compensation and any impairment charge or write-off or write-down of goodwill or other intangible assets), (G) unusual and non-recurring losses and (H) all losses during such period resulting from any asset disposition outside the ordinary course of business, all to the extent deducted in the calculation of Consolidated Net Income for such Reference Period and all calculated in accordance with GAAP, minus (iii) the sum, without duplication, of (A) unusual and non-recurring gains or income, (B) all gains during such period resulting from any asset disposition outside the ordinary course of business, (C) any cash disbursements during such period that relate to noncash charges included in Consolidated EBITDA pursuant to clause (ii)(F) of this definition during such Reference Period or the twelve months preceding such Reference Period and (D) any noncash gains for such period that represent the reversal of any accrual, or the reversal of any cash reserves, that relates to charges included in Consolidated EBITDA pursuant to clause (ii)(D) or (ii)(F) of this definition during such Reference Period or the twelve months preceding such Reference Period, all to the extent included in the calculation of Consolidated Net Income for such period and all calculated in accordance with GAAP.

“Consolidated Net Income” means, for any Reference Period, net income (or loss) for the Borrower and its Subsidiaries for such Reference Period, determined on a consolidated basis in accordance with GAAP (after deduction for minority interests); provided that, in making such determination, there shall be excluded (i) the net income (or loss) of any other Person that is not a Subsidiary of the Borrower (or is accounted for by the Borrower by the equity method of accounting) except to the extent of actual payment of cash dividends or distributions by such Person to the Borrower or any Subsidiary thereof during such period, (ii) the net income of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by operation of the terms of its charter, certificate of incorporation or formation or other constituent document or any agreement or instrument (other than a Credit Document) or any judgment, decree, order, statute, rule or government regulation applicable to such Subsidiary (provided that there shall not be excluded from Consolidated Net Income such part of net income that is used or designated as being available to satisfy regulatory capital or liquidity requirements imposed on any Subsidiary of the Borrower by any Governmental Authority or pursuant to any decree, order, statute, rule or government regulation) and (iii) without duplication of other deductions or exclusions, any payments made during such Reference Period by any Subsidiaries of the Borrower of profit sharing entitlements, rebates, incentives, partnership distributions or similar entitlements.

“Consolidated Net Worth” means, as of any date of determination, the consolidated stockholders’ equity of the Borrower and its Subsidiaries, determined in accordance with GAAP.

“Consolidated Total Funded Debt” means, as of any date of determination, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries as of such date, determined on a consolidated basis in accordance with GAAP.

“Control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” have correlative meanings.

“Co-Syndication Agents” means the Lenders identified as such on the cover page hereof.

“Covenant Compliance Worksheet” means a fully completed worksheet in the form of Attachment A to Exhibit C.

“Credit Documents” means this Agreement, the Notes, the Letters of Credit, the Fee Letters, each Subsidiary Guaranty, (if any), the Ineligible Assignees Letter Agreement, each Compliance Certificate, each Notice of Borrowing, each Notice of Swingline Borrowing and each Letter of Credit Notice now or hereafter executed and delivered to the Administrative Agent or any Lender by or on behalf of the Borrower or any Guarantor with respect to this Agreement.

“Credit Parties” means the Borrower and the Guarantors.

“Currencies” means Dollars and each Foreign Currency, and “Currency” means any of such Currencies.

“Daily Simple RFR” means, for any day (an “RFR Rate Day”), a rate per annum equal to, ~~for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, (a) Dollars, on and after the USD LIBOR Transition Date, the greater of (i) Spread Adjusted SOFR for the day (such day, an “RFR Determination Day”) that is five (5) RFR Business Days prior to (A) if such RFR Rate Day is an RFR Business Day, such RFR Rate Day or (B) if such RFR Rate Day is not an RFR Business Day, the RFR Business Day immediately preceding such RFR Rate Day, in each case, utilizing the SOFR component of such Spread Adjusted SOFR that is published by the SOFR Administrator on the SOFR Administrator’s Website, and (ii) the Floor and (b) Sterling,~~ the greater of (i) SONIA for the day (such day, ~~an~~a “RFR Determination Day”) that is five (5) RFR Business Days prior to (A) if such RFR Rate Day is an RFR Business Day, such RFR Rate Day or (B) if such RFR Rate Day is not an RFR Business Day, the RFR Business Day immediately preceding such RFR Rate Day, in each case, as such SONIA is published by the SONIA Administrator on the SONIA Administrator’s Website~~, and (ii) the Floor. If by 5:00 pm (local time for the applicable RFR~~; provided that if by 5:00 p.m. (London time) on the second (2nd) RFR Business Day immediately following any RFR Determination Day, ~~the RFR~~SONIA in respect of such RFR Determination Day has not been published on the ~~applicable RFR~~SONIA Administrator’s Website and a Benchmark Replacement Date with respect to the ~~applicable~~ Daily Simple RFR has not occurred, then ~~the RFR~~SONIA for such RFR Determination Day will be ~~the RFR~~SONIA as published in respect of the first preceding RFR Business Day for which such ~~RFR~~SONIA was published on the ~~RFR~~SONIA Administrator’s Website; provided further that ~~any RFR~~SONIA as determined pursuant to this ~~sentence~~proviso shall be utilized for purposes of calculation of Daily Simple RFR for no more than three (3) consecutive RFR Rate Days~~.~~ and (ii) the Floor.

Any change in Daily Simple RFR due to a change in the applicable RFR shall be effective from and including the effective date of such change in the RFR without notice to the Borrower.

“Daily Simple RFR Loan” means ~~a~~any Loan that bears interest at a rate based on Daily Simple RFR ~~other than pursuant to clause (c) of the definition of “Base Rate”~~.

“Debt Rating” shall have the meaning given to such term in the definition of Applicable Percentage.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that, with the passage of time or giving of notice, or both, would constitute an Event of Default.

“Defaulting Lender” means, subject to Section 2.21(b), any Lender that (i) has failed to (A) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (B) pay to the Administrative Agent, the Issuing Lender, any Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (ii) has notified the Borrower, the Administrative Agent, the Issuing Lender or any Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (iii) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (iii) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (iv) has, or has a direct or indirect parent company that has, (A) become the subject of a proceeding under any Debtor Relief Law, (B) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity or (C) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (i) through (iv) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(b)) upon delivery of written notice of such determination to the Borrower, the Issuing Lender, each Swingline Lender and each Lender.

“Designated Person” means any Person listed on a Sanctions List.

“Dollar L/C Commitment” means the obligation of the Issuing Lender to issue Dollar Letters of Credit in an aggregate amount agreed to by the Issuing Lender in its sole and absolute discretion. For the avoidance of doubt, unless and until otherwise agreed to by the Issuing Lender in its sole and absolute discretion, the Dollar L/C Commitment shall be zero.

“Dollar Amount” means, at any time, (i) with respect to an amount denominated in Dollars, such amount or (ii) with respect to an amount denominated in a Foreign Currency, an equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate for such Foreign Currency determined in respect of the most recent Revaluation Date for the purchase of Dollars with such Foreign Currency.

“Dollar Letter of Credit” has the meaning given to such term in Section 2.19(a).

“Dollar Letter of Credit Exposure” means, with respect to any Dollar Revolving Lender at any time, such Lender’s ratable share (based on the proportion that its Dollar Revolving Commitment bears to the aggregate Dollar Revolving Commitments at such time, or if the Dollar Revolving Commitments have been terminated, based upon the proportion that its Dollar Revolving Commitment bore to the aggregate Dollar Revolving Commitments immediately prior to such termination thereof, giving effect to any subsequent assignments) of the sum of (i) the aggregate Stated Amount of all Dollar Letters of Credit outstanding at such time and (ii) the aggregate amount of all Dollar Reimbursement Obligations outstanding at such time.

“Dollar Reimbursement Obligation” has the meaning given to such term in Section 2.19(d).

“Dollar Revolving Commitment” means, with respect to any Dollar Revolving Lender at any time, the commitment of such Lender to make Dollar Revolving Loans, Dollar Swingline Loans (if such Lender has agreed to make Dollar Swingline Loans) and participate in Dollar Letters of Credit and Dollar Swingline Loans in an aggregate principal amount at any time outstanding up to the amount set forth opposite such Lender’s name on Schedule 1.1(a) under the caption “Dollar Revolving Commitment” or, if such Lender has entered into one or more Assignment and Assumptions, the amount set forth for such Lender at such time in the Register maintained by the Administrative Agent pursuant to Section 10.6(c) as such Lender’s “Dollar Revolving Commitment,” in either case, as such amount may be reduced at or prior to such time pursuant to the terms hereof or increased from time to time pursuant to Section 2.20.

“Dollar Revolving Credit Exposure” means, with respect to any Dollar Revolving Lender at any time, the sum of (i) the aggregate principal amount of all Dollar Revolving Loans and Dollar Swingline Loans made by such Lender that are outstanding at such time, (ii) such Lender’s Dollar Swingline Exposure (disregarding such Lender’s Dollar Swingline Exposure in respect of any Dollar Swingline Loans made by such Lender) at such time, (iii) such Lender’s Dollar Letter of Credit Exposure at such time and (iv) the aggregate amount of any portion of the Pre-Closing Funded Amount funded by such Lender on account of Dollar Revolving Loans that is held in the Pre-Closing Funding Account at such time.

“Dollar Revolving Lender” means each Person listed on Schedule 1.1(a) as having a Dollar Revolving Commitment and each other Person that becomes a “Dollar Revolving Lender” hereunder pursuant to Section 2.18(a), 2.20 or 10.6, and their respective successors and assigns.

“Dollar Revolving Loan” means any Revolving Loan made by a Dollar Revolving Lender pursuant to Section 2.1(a) denominated in Dollars.

“Dollar Revolving Note” means, with respect to any Dollar Revolving Lender requesting the same, the promissory note of the Borrower in favor of such Dollar Revolving Lender evidencing the Dollar Revolving Loans made by such Lender pursuant to Section 2.1(a), in substantially the form of Exhibit A-1, together with any amendments, modifications and supplements thereto, substitutions therefor and restatements thereof.

“Dollar Swingline Exposure” means, with respect to any Dollar Revolving Lender at any time, its maximum aggregate liability to both make Refunded Swingline Loans pursuant to Section 2.2(e) to refund, and to purchase participations pursuant to Section 2.2(f) in, Dollar Swingline Loans that are outstanding at such time.

“Dollar Swingline Lender” means any Dollar Revolving Lender to the extent it has agreed in its sole discretion to act as a “Dollar Swingline Lender” hereunder at such time and that has been approved in writing by the Borrower and the Administrative Agent (such approval by the Administrative Agent not to be unreasonably withheld or delayed), and their respective successors and permitted assigns.

“Dollar Swingline Loans” has the meaning set forth in Section 2.1(c).

“Dollar Swingline Note” means, if requested by any Dollar Swingline Lender, the promissory note of the Borrower in favor of such Dollar Swingline Lender evidencing the Dollar Swingline Loans made by such Dollar Swingline Lender pursuant to Section 2.1(c), in substantially the form of Exhibit A-3, together with any amendments, modifications and supplements thereto, substitutions therefor and restatements thereof.

“Dollars” or “$” means dollars of the United States of America.

“Domestic Subsidiary” means a Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or the District of Columbia, other than any such Subsidiary (i) of a controlled foreign corporation within the meaning of

Section 957 of the Code (a “CFC”) or (ii) that has no material assets other than Capital Stock of one or more Foreign Subsidiaries that are CFCs.

~~“Early Opt-in Effective Date” means, with respect to any Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.~~

~~“Early Opt-in Election” means the occurrence of: (a) a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and (b) the joint election by the Administrative Agent and the Borrower to trigger a fallback from the Adjusted Eurocurrency Rate for Dollars and the provision by the Administrative Agent of written notice of such election to the Lenders.~~

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“~~Eighth~~Eleventh Amendment” means that certain ~~Eighth~~Eleventh Amendment to Credit Agreement, dated as of ~~August 21~~May 11, ~~2020~~2022, among the Borrower, the Administrative Agent and the Lenders party thereto.

“~~Eighth~~Eleventh Amendment Effective Date” means ~~August 21~~May 11, ~~2020~~2022. “Eleventh Amendment Initial Arranger” means Wells Fargo Securities, LLC. “Electronic Record” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

“Electronic Signature” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

~~“Eleventh Amendment” means that certain Eleventh Amendment to Credit Agreement, dated as of May 11, 2022, among the Borrower, the Administrative Agent and the Lenders party thereto.~~

~~“Eleventh Amendment Effective Date” means May 11, 2022.~~

~~“Eleventh Amendment Initial Arranger” means Wells Fargo Securities, LLC.~~

“EMU Legislation” means the legislative measures of the European Council for the introduction of changeover to or operation of a single or unified European currency.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, allegations, notices of noncompliance or violation, investigations by a Governmental Authority, or proceedings (including administrative, regulatory and judicial proceedings) relating in any way to any Hazardous Substance, any actual or alleged violation of or liability under any Environmental Law or any permit issued, or any approval given, under any Environmental Law (collectively, “Claims”), including (i) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from any Hazardous Substance or arising from alleged injury or threat of injury to human health or the environment.

“Environmental Laws” means any and all federal, state and local laws, statutes, ordinances, rules, regulations, permits, licenses, approvals, rules of common law and orders of courts or Governmental Authorities, relating to the protection of human health, occupational safety with respect to exposure to Hazardous Substances, or the environment, now or hereafter in effect, including requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

“ERISA Affiliate” means any Person (including any trade or business, whether or not incorporated) deemed to be under “common control” with, or a member of the same “controlled group” as, the Borrower or any of its Subsidiaries, within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ERISA Event” means any of the following: (i) a “reportable event” as defined in Section 4043(c) of ERISA with respect to a Plan and, if a Credit Party or an ERISA Affiliate has received notice, a Multiemployer Plan, for which the requirement to give notice has not been waived by the PBGC (provided however, that a failure to meet the minimum funding standard of Section 412 of the Code shall be considered a “reportable event” regardless of the issuance of any waiver), (ii) the application by a Credit Party or an ERISA Affiliate for a funding waiver pursuant to Section 412 of the Code, (iii) the incurrence by a Credit Party or an ERISA Affiliate of any Withdrawal Liability, or the receipt by a Credit Party or an ERISA Affiliate of notice from a Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or that it intends to terminate or has terminated under Section 4041A of ERISA, (iv) the distribution by a Credit Party or an ERISA Affiliate under Section 4041 of ERISA of a notice of intent to terminate any Plan or the taking of any action to terminate any Plan, (v) the commencement of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or (vi) the imposition of any Lien upon any assets of a Credit Party or an ERISA Affiliate as a result of any alleged failure to comply with the Code or ERISA with respect to any Plan.

“Erroneous Payment” has the meaning assigned thereto in Section 9.14(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned thereto in Section 9.14(d).

“Erroneous Payment Impacted Class” has the meaning assigned thereto in Section 9.14(d).

“Erroneous Payment Return Deficiency” has the meaning assigned thereto in Section 9.14(d).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBOR” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.

~~“EURIBOR Rate” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.~~

“Euro” or “€” mean the single currency of the Participating Member States introduced in accordance with the EMU Legislation.

“Eurocurrency Banking Day” means, (~~i) for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, a London Banking Day, (ii~~a) for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Euros, a TARGET Day ~~and~~, (~~iii~~b) for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Yen, any day (other than a Saturday or Sunday) on which banks are open for business in Japan and (c) for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Canadian Dollars, any day (other than a Saturday or Sunday) on which banks are open for business in Toronto; provided, that for purposes of ~~any applicable~~ notice requirements in Sections 2.2(b)(i), 2.7(a), and 2.11(b), in each case, such day is also a Business Day.

“Eurocurrency Rate” means,

~~(a)~~ for any Eurocurrency Rate Loan for any Interest Period:

~~(i) denominated in Dollars, the greater of (A) the rate of interest per annum determined on the basis of the rate for deposits in Dollars for a period equal to the applicable Interest Period as published by the IBA, or a comparable or successor quoting service approved by the Administrative Agent (in each case, the “USD LIBOR Rate”), at approximately 11:00 a.m. (London time) on the Rate Determination Date; and (B) the Floor;~~

(~~ii~~a) denominated in Euros, the greater of (~~A~~i) the rate of interest per annum equal to the Euro Interbank Offered Rate (“EURIBOR”) as administered by the European Money Markets Institute, or a comparable or successor administrator approved by the Administrative Agent ~~(in each case, the “EURIBOR Rate”),~~, for a period comparable to the applicable Interest Period at approximately 11:00 a.m. (Brussels time) on the Rate Determination Date and (~~B~~ii) the Floor; and

(~~iii~~b) denominated in Yen, the greater of (~~A~~i) the rate per annum equal to the Tokyo Interbank Offered Rate (“TIBOR”) as administered by the Ippan Shadan Hojin JBA TIBOR Administration, or a comparable or successor administrator approved by the Administrative Agent ~~(in each case, the “TIBOR Rate”)~~, for a period comparable to the applicable Interest Period, at approximately 11:00 a.m. (Tokyo time) on the applicable Rate Determination Date and (~~B~~ii) the Floor; and

(~~iv~~c ) denominated in Canadian Dollars, ~~an interest~~the greater of (i) the rate per annum equal to the rate determined by the Administrative Agent on the basis of ~~an average~~the rate applicable to Canadian Dollar bankers’ acceptances ~~having a maturity~~(“CDOR”) as administered by Refinitiv Benchmarks Services (UK) Limited, or a comparable or successor administrator approved by the Administrative Agent, for a period comparable to the applicable Interest Period ~~appearing on the “Reuters Screen CDOR Page” (as defined in the International Swap Dealer Association, Inc.’s definitions), or other commercially available source providing quotations of such rate as selected by the Administrative Agent (in each case the “CDOR Rate”), in consultation with the Borrower, from time to time~~, at approximately 10:00 a.m.~~,~~ (Toronto time, ~~on the first day of such Interest Period (or if such day is not a Business Day, then on the immediately preceding Business Day); provided that if, for any reason, such rate does not appear on the Reuters Screen CDOR Page on such day, then the “Eurocurrency Rate” on such day for any Eurocurrency Rate Loan denominated in Canadian Dollars shall be calculated as the rate (rounded upwards to the nearest basis point) quoted by The Toronto-Dominion Bank (or its successors or assigns or such other bank listed in Schedule I to the Bank Act (Canada) as the Administrative Agent may from time to time designate) as its discount rate for the purchase of Canadian Dollar bankers’ acceptances in an amount substantially equal to such Eurocurrency Rate Loan with a term comparable to such Interest Period at approximately 10:00 a.m., Toronto time, on the first day of such Interest Period (or if such day is not a Business Day, then on the immediately preceding Business Day).~~) on the applicable Rate Determination Date and (ii) the Floor.

~~(b) for any rate calculation with respect to a Base Rate Loan on any date, the rate of interest per annum determined on the basis of the rate for deposits in Dollars for a period of approximately one month as published by the IBA, or a comparable or successor quoting service approved by the Administrative Agent, at approximately 11:00 a.m. (London time) two (2) Eurocurrency Banking Days prior to the date of such calculation.~~

“Eurocurrency Rate Loan” means any Loan bearing interest at a rate based on the Adjusted Eurocurrency Rate ~~other than pursuant to clause (c) of the definition of “Base Rate”~~.

“Eurocurrency Reserve Percentage” means, for any day, the percentage which is in effect for such day as prescribed by the FRB for determining the maximum reserve requirement (including any basic, supplemental or emergency reserves) in respect of eurocurrency liabilities or any similar category of liabilities for a member bank of the Federal Reserve System in New York City or any other reserve ratio or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans. The Adjusted Eurocurrency Rate for each outstanding Loan shall be adjusted automatically as of the effective date of any change in the Eurocurrency Reserve Percentage.

“Event of Default” has the meaning given to such term in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (i) Taxes imposed on or measured by net income, profits, net worth or capital, franchise Taxes, and branch profits or similar Taxes (in each case, however denominated), in each case, (A) imposed by the United States (or any political subdivision or taxing authority thereof or therein) or as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision or taxing authority thereof or therein) or (B) that are Other Connection Taxes, (ii) any withholding Taxes imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (A) such Lender acquires such interest in such Loan or Commitment (other than pursuant to an assignment requested by the Borrower under Section 2.18) or (B) such Lender changes its Lending Office, except in each case to the extent that pursuant to Section 2.16, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (iii) Taxes attributable to such Recipient’s failure or inability to comply with Section 2.16(g), (iv) any backup withholding Taxes, and (v) any Taxes imposed under FATCA.

“Existing Letters of Credit” means those letters of credit set forth on Schedule 1.1(b) and continued under this Agreement as Dollar Letters of Credit issued by the Issuing Lender pursuant to Section 2.19.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any intergovernmental agreements entered into in respect of any of the foregoing.

~~“FCA” has the meaning assigned thereto in Section 1.6.~~

“Federal Funds Rate” means, for any period, a fluctuating per annum interest rate (rounded upwards, if necessary, to the nearest 1/100 of one percentage point) equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or if such rate is not so published for any day that is a Business Day, the average rate for such day on such transactions charged to the Administrative Agent. Notwithstanding the foregoing, if any determination of any rate described in this definition would result in the Federal Funds Rate being less than zero, then such rate shall be deemed to be zero.

“Fee Letters” means the Joint Fee Letter, the BofA Fee Letter and the Wells Fargo Fee Letter.

“Fifth Amendment” means that certain Fifth Amendment to Credit Agreement, dated as of August 18, 2017, among the Credit Parties, the Administrative Agent and the Lenders party thereto.

“Fifth Amendment Effective Date” means August 18, 2017.

“Final Termination Date” means the Maturity Date or such earlier date of termination of the Commitments pursuant to Section 2.5 or 8.2.

“Financial Officer” means, with respect to any Person, the chief financial officer, vice president-finance, principal accounting officer or treasurer of such Person.

“First Step Down Date” means (i) with respect to the Black Knight Acquisition, the last day of the second fiscal quarter ending after the fiscal quarter in which the Black Knight Acquisition Date occurs (or the last day of the third fiscal quarter ending after the fiscal quarter in which the Black Knight Acquisition Date occurs if the Black Knight Acquisition Date occurs in the second half of such fiscal quarter) and (ii) with respect to any Qualified Acquisition or Specified Qualified Acquisition that is the subject of an Acquisition Election, the last day of the second fiscal quarter ending after the fiscal quarter in which such Acquisition is consummated (or the last day of the third fiscal quarter ending after the fiscal quarter in which such Acquisition is consummated if such Acquisition is consummated in the second half of such fiscal quarter).

“fiscal quarter” or “FQ” means a fiscal quarter of the Borrower and its Subsidiaries. “fiscal year” or “FY” means a fiscal year of the Borrower and its Subsidiaries. “Floor” means a rate of interest equal to 0%.

“Foreign Currency” means Euro, Sterling, Canadian Dollars or Yen.

“Foreign Currency Equivalent” means, on any date of determination, with respect to an amount denominated in Dollars, the equivalent amount thereof in the applicable Foreign Currency as determined by the Administrative Agent or the Issuing Lender (with notice thereof to the Administrative Agent), as the case may be, in its sole discretion by reference to the most recent Spot Rate (as determined in respect of the most recent Revaluation Date) for the purchase of such Foreign Currency with Dollars.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction outside of the United States.

“Foreign Subsidiary” means any Subsidiary of the Borrower that is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means at any time there is a Defaulting Lender, (i) with respect to any Issuing Lender, such Defaulting Lender’s Letter of Credit Exposure (after giving effect to any reallocation pursuant to Section 2.21(a)(iv) and the posting of any Cash Collateral in accordance with Section 2.21(a)(v)), and (ii) with respect to the Swingline Lenders, such Defaulting Lender’s Swingline Exposure (after giving effect to any reallocation pursuant to Section 2.21(a)(iv) and the prepayment of any Swingline Loans in accordance with Section 2.21(a)(v)).

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States of America, as set forth in the statements, opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, consistently applied and maintained, as in effect from time to time (subject to the provisions of Section 1.2).

“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantor” means any Subsidiary Guarantor and any other Person that guarantees the Obligations.

“Guaranty Fund” means any fund, deposits or pledged (or transferred) assets, including initial, original, variation, settlement, delivery or mark-to-market margin, buyer’s security or seller’s security, in any case whether contingent or actual (or similar arrangement), set up, maintained or established by (i) ICE Clear US, (ii) ICE Clear Europe, (iii) The Clearing Corporation, (iv) ICE Clear Credit, (v) ICE Clear Canada, (vi) ICE Clear Netherlands, (vii) ICE Clear Singapore and (viii) such other Clearing House Subsidiaries, in each case in which its members (or other Persons) make contributions, make deposits, set aside funds, pledge (or transfer) assets, grant security interests in assets or transfer title to margin or other collateral assets or the like to, among other things, enable the satisfaction (whether in whole or in part) of the obligations of the relevant Clearing House Subsidiary or upon the default (or other specified event) of a clearing member or the like.

“Guaranty Obligation” means, with respect to any Person, any direct or indirect liability of such Person with respect to any Indebtedness, liability or other obligation (the “primary obligation”) of another Person (the “primary obligor”), whether or not contingent, (i) to purchase, repurchase or otherwise acquire such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or provide funds (x) for the payment or discharge of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor (including keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements), (iii) to lease or purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor in respect thereof to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss or failure or inability to perform in respect thereof; provided, however, that, with respect to the Borrower and its Subsidiaries, the term Guaranty Obligation shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guaranty Obligation of any guaranteeing Person hereunder shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made and (b) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guaranty Obligation, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guaranty Obligation shall be such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such guaranteeing Person in good faith.

“Hazardous Substance” means any substance or material meeting any one or more of the following criteria: (i) it is or contains a substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law, (ii) it is toxic, explosive, corrosive, ignitable, infectious, radioactive, mutagenic or otherwise hazardous to human health or the environment and is or becomes regulated by any Governmental Authority, (iii) its presence may require investigation or response under any Environmental Law, (iv) it constitutes a nuisance, trespass or health or safety hazard to Persons or neighboring properties, or (v) it is or contains, without limiting the foregoing, asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, petroleum hydrocarbons, petroleum derived substances or wastes, crude oil, nuclear fuel, natural gas or synthetic gas.

“Hedge Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided, however, that, with respect to any Clearing House Subsidiary, the term Hedge Agreement shall not include any such transaction with respect to which such entity is a party solely in its capacity as a central counterparty.

~~“IBA” has the meaning assigned thereto in Section 1.6.~~

“ICE Clear Canada” means ICE Clear Canada, Inc., a Manitoba corporation and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Credit” means ICE Clear Credit, LLC, a Delaware limited liability company (formerly ICE Trust U.S. LLC) and a Subsidiary of the Borrower.

“ICE Clear Europe” means ICE Clear Europe Limited, a private limited company incorporated under the laws of England and Wales and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Netherlands” means ICE Clear Netherlands B.V., a private company established in Amsterdam, The Netherlands and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Singapore” means ICE Clear Singapore Pte. Ltd., a company incorporated in the Republic of Singapore and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear US” means ICE Clear U.S., Inc., a New York corporation and an indirect Wholly-Owned Subsidiary of the Borrower (formerly known as New York Clearing Corporation).

“Increasing Lender” has the meaning set forth in Section 2.20(a).

“Indebtedness” means, with respect to any Person (without duplication), (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, or upon which interest payments are customarily made, (iii) the aggregate amount (but only to the extent drawn and not reimbursed) of all surety bonds, letters of credit and bankers’ acceptances issued or created for the account of such Person, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (v) all Capital Lease Obligations of such Person, (vi) all Guaranty Obligations of such Person with respect to Indebtedness of another Person and (vii) all indebtedness of the types referred to in clauses (i) through (vi) above (A) of any partnership or unincorporated joint venture in which such Person is a general partner or joint venturer to the extent such Person is liable therefor or (B) secured by any Lien on any property or asset owned or held by such Person regardless of whether or not the indebtedness secured thereby shall have been incurred or assumed by such Person or is nonrecourse to the credit of such Person, the amount thereof being equal to the lesser of (x) the amount secured by such Lien and (y) the fair market value of the property or assets subject to such Lien as determined in good faith by such Person; provided, however, that, with respect to any Clearing House Subsidiary, the term Indebtedness shall not include any transaction with respect to which such entity is a party solely in its capacity as a central counterparty and, with respect to any Regulated Subsidiary that acts as a swap execution facility, multilateral trading facility, systematic internalizer or organized trading facility and which offers a settlement service for transactions done on such facility or on the facility of another such Regulated Subsidiary, the term Indebtedness shall not include any transaction with respect to which such entity is a party solely in the capacity of offering such a settlement service.

“Indemnified Taxes” means (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Credit Document and (ii) to the extent not otherwise described in clause (i) above, Other Taxes.

“Indemnitee” has the meaning given to such term in Section 10.1(b).

“Ineligible Assignees” means those certain Persons set forth in the Ineligible Assignees Letter Agreement and all Affiliates thereof.

“Ineligible Assignees Letter Agreement” means that certain letter agreement, dated as of the Closing Date, between the Borrower and the Primary Administrative Agent, as such letter agreement may be amended or modified from time to time with the consent of the Borrower and, in accordance with Section 9.10(b), the Administrative Agent.

~~“Initial RFR Loan” means an RFR Loan that would have borne interest based upon a Daily Simple RFR or a Term RFR on the Tenth Amendment Effective Date. Loans denominated in Sterling are Initial RFR Loans.~~

“Information” has the meaning given to such term in Section 10.12.

“Interest Period” has the meaning given to such term in Section 2.10.

“IRS” means the United States Internal Revenue Service.

“Issuing Lender” means Wells Fargo (in each case, through itself or through one of its designated Affiliates or branch offices) in its capacity as issuer of the Letters of Credit, and its successors in such capacity.

“Joint Fee Letter” means the letter from Wells Fargo, Wells Fargo Securities, LLC, BofA and Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the Borrower, dated October 29, 2015, relating to certain fees payable by the Borrower in respect of the transactions contemplated by this Agreement.

“Lender Parties” has the meaning given to such term in Section 10.11.

“Lenders” means, collectively, the Revolving Lenders and, unless the context requires otherwise, the Swingline Lenders.

“Lending Office” means, with respect to any Lender, the office of such Lender designated as such in such Lender’s Administrative Questionnaire or in connection with an Assignment and Assumption, or such other office as may be otherwise designated in writing from time to time by such Lender to the Borrower and the Administrative Agent. A Lender may designate separate Lending Offices as provided in the foregoing sentence for the purposes of making or maintaining different Types and Classes of Loans, and, with respect to Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, such office may be a domestic or foreign branch or Affiliate of such Lender.

“Letter of Credit Exposure” means, with respect to any Lender at any time, such Lender’s Dollar Letter of Credit Exposure or Multicurrency Letter of Credit Exposure, or both, as the context requires.

“Letter of Credit Maturity Date” means the fifth Business Day prior to the Maturity Date.

“Letter of Credit Notice” has the meaning given to such term in Section 2.19(b).

“Letters of Credit” has the meaning given to such term in Section 2.19(a).

~~“LIBOR Market Index Rate” means, for any date, means, subject to the implementation of a Benchmark Replacement in accordance with Section 2.15(h), the rate for one month deposits in the applicable Currency as published by ICE Benchmark Administration Limited, a United Kingdom company (or a comparable or successor quoting service which is approved by the Administrative Agent, in consultation with the Borrower) as of 11:00 a.m. London time, on such day, or if such day is not a London Banking Day, then the immediately preceding London~~

~~Banking Day. If, for any reason, such rate is not so published, then the LIBOR Market Index Rate shall be determined by the Administrative Agent to be the arithmetic average of the rate per annum at which U.S. Dollar deposits would be offered by first class banks (as determined in consultation with the Borrower) in the London interbank market to the Administrative Agent at approximately 11:00 a.m., London time, on such date of determination for delivery on the date in question for a one month term. Notwithstanding the foregoing, if any determination of any rate described in this definition would result in the LIBOR Market Index Rate being less than zero, then such rate shall be deemed to be zero.~~

~~“LIBOR Market Index Rate Loan” means any Swingline Loan bearing interest at a rate determined by reference to the Adjusted LIBOR Market Index Rate.~~

“Lien” means any mortgage, pledge, hypothecation, assignment, security interest, lien (statutory or otherwise), charge or other encumbrance of any nature, whether voluntary or involuntary, including the interest of any vendor or lessor under any conditional sale agreement, title retention agreement, Capital Lease or any other lease or arrangement having substantially the same effect as any of the foregoing; provided that, with respect to the assets of any Clearing House Subsidiary, no rights of setoff, deduction, netting, equity of redemption or offset of any member (or similar Person) of such Clearing House Subsidiary shall constitute a Lien hereunder.

“Loans” means any or all of the Revolving Loans and the Swingline Loans.

“Local Time” means Charlotte, North Carolina time.

~~“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank market.~~

“Margin Stock” has the meaning given to such term in Regulation U.

“Market Index Rate Loan” means any Swingline Loan bearing interest at a rate determined by reference to the Adjusted Market Index Rate.

“Material Adverse Effect” means a material adverse effect upon (i) the business, assets, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, (ii) the ability of the Borrower or any Guarantor to perform their respective obligations under this Agreement or any of the other Credit Documents or (iii) the legality, validity or enforceability of this Agreement or any of the other Credit Documents or the rights and remedies of the Administrative Agent and the Lenders hereunder and thereunder.

“Material Subsidiary” means, at any time, any Subsidiary of the Borrower that is a “significant subsidiary” as defined in Rule 1-102(w) of Regulation S-X under the Securities Act.

“Maturity Date” means the fifth anniversary of the ~~Tenth~~Twelfth Amendment Effective Date; provided, however, that, if such date is not a Business Day, then the Maturity Date shall be the immediately preceding Business Day.

“Moody’s” means Moody’s Investor Service.

“Multicurrency Agent” means (a) during a Wells Fargo Availability Period, Wells Fargo (or any of its designated branch offices or affiliates), (b) during a Wells Fargo Unavailability Period, the Backup Administrative Agent, and (c) and any other financial institution designated by the Primary Administrative Agent or the Backup Administrative Agent, as applicable (and reasonably acceptable to the Borrower), to act as its sub-agent and correspondent hereunder in respect of the disbursement and payment of Multicurrency Revolving Loans denominated in a Foreign Currency and Multicurrency Swingline Loans.

“Multicurrency L/C Commitment” means the obligation of the Issuing Lender to issue Multicurrency Letters of Credit in an aggregate Dollar Amount equal to $75,000,000 or such greater amount agreed to by the Issuing Lender in its sole and absolute discretion.

“Multicurrency Letter of Credit” has the meaning given to such term in Section 2.19(a).

“Multicurrency Letter of Credit Exposure” means, with respect to any Multicurrency Revolving Lender at any time, such Lender’s ratable share (based on the proportion that its Multicurrency Revolving Commitment bears to the aggregate Multicurrency Revolving Commitments at such time, or if the Multicurrency Revolving Commitments have been terminated, based upon the proportion that its Multicurrency Revolving Commitment bore to the aggregate Multicurrency Revolving Commitments immediately prior to such termination thereof, giving effect to any subsequent assignments) of the sum of (i) the aggregate Stated Amount of all Multicurrency Letters of Credit outstanding at such time and (ii) the aggregate amount of all Multicurrency Reimbursement Obligations outstanding at such time.

“Multicurrency Reimbursement Obligation” has the meaning given to such term in Section 2.19(d).

“Multicurrency Revolving Commitment” means, with respect to any Multicurrency Revolving Lender at any time, the commitment of such Lender to make Multicurrency Revolving Loans, Multicurrency Swingline Loans and participate in Multicurrency Letters of Credit and Multicurrency Swingline Loans in an aggregate principal amount at any time outstanding up to the amount set forth opposite such Lender’s name on Schedule 1.1(a) under the caption “Multicurrency Revolving Commitment” or, if such Lender has entered into one or more Assignment and Assumptions, the amount set forth for such Lender at such time in the Register maintained by the Administrative Agent pursuant to Section 10.6(c) as such Lender’s “Multicurrency Revolving Commitment,” in either case, as such amount may be reduced at or prior to such time pursuant to the terms hereof or increased from time to time pursuant to Section 2.20.

“Multicurrency Revolving Credit Exposure” means, with respect to any Multicurrency Revolving Lender at any time, the sum of (i) the aggregate principal Dollar Amount of all Multicurrency Revolving Loans and Multicurrency Swingline Loans made by such Lender that are outstanding at such time, (ii) the Dollar Amount of such Lender’s Multicurrency Swingline Exposure at such time (disregarding such Lender’s Multicurrency Swingline Exposure in respect of any Multicurrency Swingline Loans made by such Lender), (iii) such Lender’s Multicurrency Letter of Credit Exposure at such time and (iv) the aggregate amount of any portion of the Pre-Closing Funded Amount funded by such Lender on account of Multicurrency Revolving Loans that is held in the Pre-Closing Funding Account at such time.

“Multicurrency Revolving Lender” means each Person listed on Schedule 1.1(a) as having a Multicurrency Revolving Commitment and each other Person that becomes a “Multicurrency Revolving Lender” hereunder pursuant to Section 2.18(a), 2.20 or 10.6, and their respective successors and assigns.

“Multicurrency Revolving Loan” means any Revolving Loan made by a Multicurrency Revolving Lender pursuant to Section 2.1(b) denominated in any Currency.

“Multicurrency Revolving Note” means, with respect to any Multicurrency Revolving Lender requesting the same, the promissory note of the Borrower in favor of such Multicurrency Revolving Lender evidencing the Multicurrency Revolving Loans made by such Lender pursuant to Section 2.1(b), in substantially the form of Exhibit A-2, together with any amendments, modifications and supplements thereto, substitutions therefor and restatements thereof.

“Multicurrency Swingline Exposure” means, with respect to any Multicurrency Revolving Lender at any time, its maximum aggregate liability to make Refunded Swingline Loans pursuant to Section 2.2(e) to refund, or to purchase participations pursuant to Section 2.2(f) in, Multicurrency Swingline Loans that are outstanding at such time.

“Multicurrency Swingline Lender” means (a) Wells Fargo (or any of its designated branch offices or Affiliates), BofA (or any of its designated branch offices or Affiliates) and JPMorgan Chase Bank, N.A. (or any of its designated branch offices or Affiliates) and (b) any other Multicurrency Revolving Lender to the extent it has agreed in its sole discretion to act as a “Multicurrency Swingline Lender” hereunder at such time and that has been approved in writing by the Borrower and the Administrative Agent (such approval by the Administrative Agent not to be unreasonably withheld or delayed), and each of their respective successors and permitted assigns.

“Multicurrency Swingline Loan” has the meaning set forth in Section 2.1(d).

“Multicurrency Swingline Note” means, if requested by any Multicurrency Swingline Lender, the promissory note of the Borrower in favor of such Multicurrency Swingline Lender evidencing the Multicurrency Swingline Loans made by such Multicurrency Swingline Lender pursuant to Section 2.1(d), in substantially the form of Exhibit A-4, together with any amendments, modifications and supplements thereto, substitutions therefor and restatements thereof.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate makes, is making or is obligated to make contributions or, during the immediately preceding five plan years, has made or been obligated to make contributions.

“Non-Consenting Lender” means any Lender that does not approve a consent, waiver or amendment to any Credit Document requested by the Borrower or the Administrative Agent that (i) requires the approval of all Lenders (or all Lenders directly affected thereby) in accordance with the terms of Section 10.5 and (ii) has been approved by the Required Lenders.

“Non-Defaulting Lender” means any Lender that is not a Defaulting Lender.

“Non-U.S. Pension Plan” means any plan, scheme, fund (including any superannuation fund) or other similar program established, sponsored or maintained outside the United States by the Borrower or any one or more of its Subsidiaries primarily for the benefit of employees of the Borrower or such Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Notes” means any or all of the Dollar Revolving Notes, the Multicurrency Revolving Notes, the Dollar Swingline Notes and the Multicurrency Swingline Notes.

“Notice of Borrowing” has the meaning given to such term in Section 2.2(b).

“Notice of Conversion/Continuation” has the meaning given to such term in Section 2.11(b).

“Notice of Swingline Borrowing” has the meaning given to such term in Section 2.2(d). “NYSE” means NYSE Holdings LLC, a Delaware limited liability company. “Obligations” means all principal of and interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to the Borrower seeking relief under any Debtor Relief Laws and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) on the Loans and Reimbursement Obligations, and all fees, expenses, indemnities and other obligations owing, due or payable at any time by the Borrower or any Guarantor to any Agent, any Lender, the Issuing Lender or any other Person entitled thereto, under this Agreement or any of the other Credit Documents.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

~~“Other Benchmark Rate Election” means, if the then-current Benchmark for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, is the Adjusted Eurocurrency Rate for Dollars, the occurrence of: (a) a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed), in lieu of a USD LIBOR-based rate, a term benchmark rate that is not a SOFR-based rate as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and (b) the joint election by the Administrative Agent and the Borrower to trigger a fallback from the Adjusted Eurocurrency Rate for Dollars and the provision by the Administrative Agent of written notice of such election to the Lenders.~~

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Taxes” means all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, excluding, in each case, such amounts that result from a Lender’s assignment pursuant to Section 10.6, grant of a participation to a Participant pursuant to Section 10.6(d), transfer or assignment to or designation of a new applicable Lending Office or other office for receiving payments under any Credit Document (collectively, “Assignment Taxes”), except for Assignment Taxes resulting from an assignment that is requested in writing by the Borrower.

“Overnight Rate” means, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent (or to the extent payable to the Issuing Lender or a Swingline Lender, the Issuing Lender or such Swingline Lender, as applicable, in each case, with notice to the Administrative Agent) to be customary in the place of disbursement or payment for the settlement of international banking transactions, and (b) with respect to any amount denominated in a Foreign Currency, an overnight rate determined by the Administrative Agent (or to the extent payable to the Issuing Lender or a Swingline Lender, the Issuing Lender or such Swingline Lender, as applicable, in each case, with notice to the Administrative Agent) to be customary in the place of disbursement or payment for the settlement of international banking transactions.

“Participant” has the meaning given to such term in Section 10.6(d).

“Participant Register” has the meaning given to such term in Section 10.6(f).

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“PATRIOT Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment Office” means, with respect to any Currency, the office of the Administrative Agent or the Multicurrency Agent designated on Schedule 1.1(a) under the heading “Instructions for wire transfers to the Administrative Agent” with respect to such Currency, or such other office as the Administrative Agent or the Multicurrency Agent may designate to the Lenders and the Borrower for such purpose from time to time.

“Payment Recipient” has the meaning assigned thereto in Section 9.14(d).

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA, and any successor thereto.

“Permitted Liens” has the meaning given to such term in Section 7.3.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, Self-Regulatory Organization or other entity.

“Plan” means any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to the provisions of Title IV of ERISA (other than a Multiemployer Plan) and to which the Borrower or any ERISA Affiliate has any liability.

“Pre-Closing Funded Amount” has the meaning given to such term in Section 2.23.

“Pre-Closing Funding Account” means an account in the name of (i) the Administrative Agent or an Affiliate of the Administrative Agent or (ii) a financial institution (in its capacity as escrow agent) designated by the Administrative Agent and approved by the Borrower, which account has been identified as the “Pre-Closing Funding Account” by notice in writing from the Borrower to the Administrative Agent, and which account shall have terms reasonably satisfactory to the Administrative Agent and the Borrower.

“Pre-Closing Funding Date” means the Business Day specified as such in a Notice of Borrowing in which a Pre-Closing Funding Election has been made.

“Pre-Closing Funding Election” means an election by the Borrower to cause the Pre-Closing Funded Amount to be funded into the Pre-Closing Funding Account on the Pre-Closing Funding Date pursuant to Section 2.23.

“Primary Administrative Agent” means Wells Fargo (or any of its designated branch offices or affiliates), in its capacity as Primary Administrative Agent, and its successors and permitted assigns in such capacity.

“Prime Rate” means, at any time, the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by the Administrative Agent as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.

“Pro Forma Basis” has the meaning given to such term in Section 1.3(c).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified Acquisition” means any Acquisition consummated after the ~~Tenth~~Twelfth Amendment Effective Date that involves the payment of consideration in an amount equal to or greater than $1,000,000,000.

“Qualified Acquisition Election” has the meaning given to such term in Section 6.1.

“Rate Determination Date” means, with respect to any Interest Period, two (2) Eurocurrency Banking Days prior to the commencement of such Interest Period (or such other day as is generally treated as the rate fixing day by market practice in ~~such~~the applicable interbank market, as determined by the Administrative Agent; provided that to the extent that such market practice is not administratively feasible for the Administrative Agent, such other day as otherwise reasonably determined by the Administrative Agent).

“Recipient” means (i) the Primary Administrative Agent, (ii) the Backup Administrative Agent, (iii) any Lender or (iv) the Issuing Lender, as applicable.

“Reference Period” means, with respect to any date of determination, the period of four consecutive fiscal quarters ending on such date.

~~“Reference Time” with respect to any setting of the then-current Benchmark for any Currency means (a) if such Benchmark is a Daily Simple RFR, (i) if the RFR for such Benchmark is SOFR, then four (4) RFR Business Days prior to (A) if the date of such setting is an RFR Business Day, such date or (B) if the date of such setting is not an RFR Business Day, the RFR Business Day immediately preceding such date and (ii) if the RFR for such Benchmark is SONIA, then four (4) RFR Business Days prior to (A) if the date of such setting is an RFR Business Day, such date or (B) if the date of such setting is not an RFR Business Day, the RFR Business Day immediately preceding such date, (b) if such Benchmark is an Adjusted Eurocurrency Rate, (i) if the applicable Adjusted Eurocurrency Rate for such Benchmark is based upon USD LIBOR, then 11:00 a.m. (London time) on the day that is two (2) Eurocurrency Banking Days preceding the date of such setting, (ii) if the applicable Adjusted Eurocurrency Rate for such Benchmark is based upon EURIBOR, then 11:00 a.m. (Brussels time) on the day that is two (2) Eurocurrency Banking Days preceding the date of such setting, and (iii) if the applicable Adjusted Eurocurrency Rate for such Benchmark is based upon TIBOR, then 11:00 a.m. (Tokyo time) on the day that is two (2) Eurocurrency Banking Days preceding the date of such setting and (c) otherwise, then the time determined by the Administrative Agent, including in accordance with the Benchmark Replacement Conforming Changes.~~

“Refunded Swingline Loans” has the meaning given to such term in Section 2.2(e).

“Register” has the meaning given to such term in Section 10.6(c).

“Regulated Subsidiary” means (i) any Subsidiary that is registered as a broker dealer pursuant to Section 15 of the Exchange Act or that is regulated as a broker dealer or underwriter under any foreign securities law, (ii) any Subsidiary regulated as an insurance company, exchange, swap execution facility, swap data repository, clearing house, securities depository, settlement system, multilateral trading facility, trade repository, systematic internalizer or organized trading facility and (iii) any Subsidiary whose dividends may be restricted, other activities undertaken by such Subsidiary may be limited or other regulatory actions with respect to such Subsidiary may be taken, in each case by any applicable Governmental Authority in the event that such Subsidiary does not maintain capital at the level required by such applicable Governmental Authority.

“Regulations T, U and X” means Regulations T, U and X, respectively, of the FRB, and any successor regulations.

“Regulatory Capital Assets” means assets that are held due to regulatory capital or regulatory liquidity requirements of any Regulated Subsidiary from time to time, as set forth on the Compliance Certificate most recently delivered in accordance with Section 5.2(a) or another written notice (in form and detail reasonably satisfactory to the Administrative Agent) delivered to the Administrative Agent (it being understood that such assets existing as of the Closing Date are reflected on the consolidated balance sheet of the Borrower and its Subsidiaries as part of short-term restricted cash and investments or long-term restricted cash).

“Reimbursement Obligation” has the meaning given to such term in Section 2.19(d).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Released Person” has the meaning given to such term in Section 10.1(d).

“Relevant Governmental Body” means (a) with respect to a Benchmark Replacement in respect of Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the FRB or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the FRB or the Federal Reserve Bank of New York, or any successor thereto and (b) with respect to a Benchmark Replacement in respect of Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, any Foreign Currency, (1) the central bank for the Currency in which such Obligations, interest, fees, commissions or other amounts are denominated, or calculated with respect to, or any central bank or other supervisor which is responsible for supervising either (A) such Benchmark Replacement or (B) the administrator of such Benchmark Replacement or (2) any working group or committee officially endorsed or convened by (A) the central bank for the Currency in which such Obligations, interest, fees, commissions or other amounts are denominated, or calculated with respect to, (B) any central bank or other supervisor that is responsible for supervising either (i) such Benchmark Replacement or (ii) the administrator of such Benchmark Replacement, (C) a group of those central banks or other supervisors or (D) the Financial Stability Board or any part thereof.

“Required Dollar Revolving Lenders” means, at any time, the Dollar Revolving Lenders holding outstanding Dollar Revolving Credit Exposure and Unutilized Dollar Revolving Commitments (or, after the termination of the Dollar Revolving Commitments, outstanding Dollar Revolving Credit Exposure) representing at least a majority of the aggregate, at such time, of all outstanding Dollar Revolving Credit Exposure and Unutilized Dollar Revolving Commitments (or, after the termination of the Dollar Revolving Commitments, the aggregate at such time of all outstanding Dollar Revolving Credit Exposure); provided that the Dollar Revolving Commitment of, and the portion of the outstanding Dollar Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Dollar Revolving Lenders.

“Required Lenders” means, at any time, the Lenders holding Revolving Credit Exposures and Unutilized Commitments (or, after the termination of the Commitments, Revolving Credit Exposures) representing at least a majority of the aggregate, at such time, of all outstanding Revolving Credit Exposures and Unutilized Commitments (or, after the termination of the Commitments, the aggregate at such time of all outstanding Revolving Credit Exposures); provided that the Commitment of, and the portion of the outstanding Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Required Multicurrency Revolving Lenders” means, at any time, the Multicurrency Revolving Lenders holding outstanding Multicurrency Revolving Credit Exposure and Unutilized Multicurrency Revolving Commitments (or, after the termination of the Multicurrency Revolving Commitments, outstanding Multicurrency Revolving Credit Exposure) representing at least a majority of the aggregate, at such time, of all outstanding Multicurrency Revolving Credit Exposure and Unutilized Multicurrency Revolving Commitments (or, after the termination of the Multicurrency Revolving Commitments, the aggregate at such time of all outstanding Multicurrency Revolving Credit Exposure); provided that the Multicurrency Revolving Commitment of, and the portion of the outstanding Multicurrency Revolving Credit Exposure held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Multicurrency Revolving Lenders.

“Required Multicurrency Swingline Lenders” means, at any time, the Multicurrency Swingline Lenders representing at least a majority, at such time, of the aggregate principal amount of all outstanding Multicurrency Swingline Loans; provided that the portion of the aggregate principal amount of outstanding Multicurrency Swingline Loans held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Multicurrency Swingline Lenders.

“Requirement of Law” means, with respect to any Person, the charter, articles or certificate of organization or incorporation and bylaws or other organizational or governing documents of such Person, and any statute, law, treaty, rule, regulation, order, decree, writ, injunction, official guidance or determination of any arbitrator or court or other Governmental Authority or any Self-Regulatory Organization, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject or otherwise directly relating to any or all of the transactions expressly contemplated by this Agreement and the other Credit Documents.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, with respect to any Person, the president, the chief executive officer, the chief financial officer, any executive officer, or any other Financial Officer of such Person, and, with respect to the Borrower, any other officer or similar official thereof responsible for the administration of the obligations of the Borrower in respect of this Agreement or any other Credit Document.

“Return Date” has the meaning given to such term in Section 2.23.

“Revaluation Date” means (a)with respect to any Loan~~, each of the following: (i) each date of a borrowing of an RFR Loan or a Eurocurrency Rate Loan~~ denominated in a Foreign Currency, ~~as applicable,~~each of the following: the date of the borrowing of such Loan (including any borrowing or deemed borrowing that results from the payment by the applicable Issuing Lender under any Letter of Credit denominated in a Foreign Currency) but only as to the amounts so borrowed on such date, (ii) each date of a continuation of ~~an RFR~~such Loan ~~or a Eurocurrency Rate Loan, as applicable, denominated in a Foreign Currency~~ pursuant to the terms of this Agreement, but only as to the amounts so continued on such date, and (iii) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require; and (b) with respect to any Letter of Credit denominated in a Foreign Currency, each of the following: (i) each date of issuance~~, amendment or extension~~ of such Letter of Credit, but only as to the Letter of Credit so issued~~, amended or extended~~ on such date, (ii) each date ~~of any payment by the Issuing Lender under any~~such Letter of Credit ~~denominated in a Foreign Currency, but only as to the Letter of Credit that is paid on such date and (iii~~is amended to increase the face amount of such Letter of Credit but only as to the amount of such increase, (iii) in the case of all Existing Letters of Credit denominated in Foreign Currencies, the Closing Date, but only as to such Existing Letters of Credit and (iv) such additional dates as the Administrative Agent or the applicable Issuing Lender (with notice thereof to the Administrative Agent) shall determine or the Required Lenders shall require.

“Revolving Commitments” means, collectively, the Dollar Revolving Commitments and the Multicurrency Revolving Commitments.

“Revolving Credit Exposure” means, with respect to any Revolving Lender at any time, the sum of (i) the aggregate principal Dollar Amount of all Revolving Loans and Swingline Loans made by such Lender that are outstanding at such time, (ii) such Lender’s Swingline Exposure at such time, (iii) such Lender’s Letter of Credit Exposure at such time and (iv) the aggregate Dollar Amount of any portion of the Pre-Closing Funded Amount funded by such Lender that is held in the Pre-Closing Funding Account at such time.

“Revolving Lenders” means, collectively, the Dollar Revolving Lenders and the Multicurrency Revolving Lenders.

“Revolving Loans” means, collectively, the Dollar Revolving Loans and the Multicurrency Revolving Loans.

“RFR” means, for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, (a) Dollars, ~~on and after the USD LIBOR Transition Date,~~Term SOFR and (b) Sterling, SONIA.

~~“RFR Administrator” means the SOFR Administrator or the SONIA Administrator, as applicable.~~

“RFR Business Day” means, for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, (a) Dollars, ~~on and after the USD LIBOR Transition Date,~~ any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities and (b) Sterling, any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which banks are closed for general business in London, provided, that for purposes of applicable notice requirements, in each case, such day is also a Business Day.

“RFR Loan” means a Daily Simple RFR Loan or a Term ~~RFR~~SOFR Loan, as the context may require.

“RFR Rate Day” has the meaning assigned thereto in the definition of “Daily Simple RFR”.

“S&P” means Standard & Poor’s Rating Service, a division of S&P Global Inc. and any successor thereto.

“Same Day Funds” means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in a Foreign Currency, same day or other funds as may be determined by the Administrative Agent or the Issuing Lender (with notice thereof to the Administrative Agent), as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Foreign Currency.

“Sanctioned Country” means a country, territory or region (including the government and government instrumentalities of said country, territory or region) which is presently the target of country-based Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government (including the U.S. Department of State, the U.S. Department of Commerce and OFAC), (ii) the United Nations Security Council, (iii) the European Union or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sanctions List” means any of the lists of specially designated nationals or blocked persons or entities (or equivalent) (i.e., a Designated Person) pursuant to Sanctions held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or the United Nations Security Council or any similar list maintained by the European Union, any other EU Member State or any other U.S. government entity.

~~“Screen Rate” means, for any Eurocurrency Rate Loan denominated in Dollars, the USD LIBOR Rate, for any Eurocurrency Rate Loan denominated in Euros, the EURIBOR Rate, for any Eurocurrency Rate Loan denominated in Yen, the TIBOR Rate, and for any Eurocurrency Rate Loan denominated in Canadian Dollars, the CDOR Rate.~~

“Second Step Down Date” means, with respect to any Qualified Acquisition or Specified Qualified Acquisition that is the subject of an Acquisition Election, the last day of the second fiscal quarter ending after the First Step Down Date with respect to such Acquisition.

“Securities Act” means the Securities Act of 1933.

“Self-Regulatory Organization” means any U.S. or foreign commission, board, agency or body that is not a Governmental Authority, but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, clearing houses, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisors.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

~~“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.~~

“SONIA” means a rate equal to the Sterling Overnight Index Average as administered by the SONIA Administrator.

“SONIA Administrator” means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

“SONIA Administrator’s Website” means the Bank of England’s website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

“Specified Qualified Acquisition” means any Acquisition consummated after the ~~Tenth~~Twelfth Amendment Effective Date that involves the payment of consideration in an amount equal to or greater than $2,000,000,000.

“Specified Qualified Acquisition Election” has the meaning given to such term in Section 6.1.

“Spot Rate” means, for a Currency ~~means~~, the rate ~~determined by the Administrative Agent or the Issuing Lender (with notice~~provided (either by publication or otherwise provided or made available to the Administrative Agent)~~, as applicable, to be the rate quoted by the Person acting in such capacity~~ by Thomson Reuters Corp. (or equivalent service chosen by the Administrative Agent in its reasonable discretion) as the spot rate for the purchase ~~by such Person~~ of such Currency with another currency ~~through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or the Issuing Lender may obtain such spot rate from another financial institution designated~~at a time selected by the Administrative Agent ~~or the Issuing Lender if the Person acting in such capacity does not have as of~~on the date of determination ~~a spot buying rate for any such Currency; provided further that the Issuing Lender may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in a Foreign Currency.~~.

~~“Spread Adjusted SOFR” means with respect to any RFR Business Day, a rate per annum equal to the sum of (a) SOFR for such RFR Business Day plus (b) 0.11448% (11.448 basis points).~~

~~“Spread Adjusted Term SOFR” means, for any Available Tenor and Interest Period, a rate per annum equal to the sum of (a) the forward-looking term rate for a period comparable to such Available Tenor based on the SOFR that is published by an authorized benchmark administrator and is displayed on a screen or other information service, each as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of such Interest Period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice and (b) (i) 0.11448% (11.448 basis points) for an Available Tenor of one-month’s duration, (ii) 0.26161% (26.161 basis points) for an Available Tenor of three-months’ duration, and (iii) 0.42826% (42.826 basis points) for an Available Tenor of six-months’ duration.~~

“Stated Amount” means, with respect to any Letter of Credit at any time, the Dollar Amount of the aggregate amount available to be drawn thereunder at such time (regardless of whether any conditions for drawing could then be met).

“Sterling” or “£” means the lawful money of the United Kingdom.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which more than fifty percent (50%) of the outstanding Capital Stock having ordinary voting power to elect a majority of the board of directors, board of managers or other governing body of such Person, is at the time, directly or indirectly, owned or controlled by such Person and one or more of its other Subsidiaries or a combination thereof (irrespective of whether, at the time, securities of any other class or classes of any such corporation or other Person shall or might have voting power by reason of the happening of any contingency). When used without reference to a parent entity, the term “Subsidiary” shall be deemed to refer to a Subsidiary of the Borrower.

“Subsidiary Guarantor” means each Subsidiary which is a party to any Subsidiary Guaranty.

“Subsidiary Guaranty” means, collectively, each guaranty executed and delivered in accordance with Section 5.9(a).

“Swingline Exposure” means, with respect to any Lender at any time, such Lender’s Dollar Swingline Exposure or Multicurrency Swingline Exposure, or both, as the context requires.

“Swingline Lenders” means, collectively, the Dollar Swingline Lenders and the Multicurrency Swingline Lenders.

“Swingline Loans” has the meaning given to such term in Section 2.1(d).

“Swingline Maturity Date” means, with respect to any Swingline Lender, the date which is three days prior to the Maturity Date; provided, however, that, if such date is a not a Business Day, then the Swingline Maturity Date shall be the immediately preceding Business Day.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

“TARGET Day” means any day on which TARGET2 is open for the settlement of payments in Euros.

“Taxes” means all present or future taxes, levies, imposts, duties and similar deductions, withholdings, assessments, or other similar charges in the nature of a tax imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

~~“Tenth Amendment” means that certain Tenth Amendment to Credit Agreement, dated as of October 15, 2021, among the Borrower, the Administrative Agent and the Lenders party thereto.~~

~~“Tenth Amendment Effective Date” means October 15, 2021.~~

“Term Loan Facility” means that certain senior unsecured delayed draw term loan facility providing for up to $~~2,000,000,000~~2,400,000,000 in term loans available to the Borrower to be used to (i) finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (ii) refinance all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, and/or (iii) pay fees, costs, commissions and expenses in connection with the Black Knight Transactions, all as contemplated in that certain Project Monty Commitment Letter, dated as of May 4~~,~~ 2022, among Wells Fargo, Wells Fargo Securities, LLC, Goldman Sachs Bank USA and the Borrower.

~~“Term RFR” means, with respect to any Currency for any Interest Period, a rate per annum equal to (a) for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars, the greater of (i) Spread Adjusted Term SOFR and (ii) the Floor and (b) for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Sterling, the greater of (i) the forward-looking term rate for a period comparable to such Interest Period based on the RFR for Sterling that is published by an authorized benchmark administrator and is displayed on a screen or other information service, each as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of such Interest Period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice and (ii) the Floor.~~

“Term SOFR” means,

(a) for any calculation with respect to a Term SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) RFR Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding RFR Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding RFR Business Day is not more than three (3) RFR Business Days prior to such Periodic Term SOFR Determination Day, and

(b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) RFR Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding RFR Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding RFR Business Day is not more than three (3) RFR Business Days prior to such Base Rate Term SOFR Determination Day.

“Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term  ~~RFR~~SOFR Loan” means ~~a~~any Loan that bears interest at a rate based on Adjusted Term ~~RFR~~SOFR other than pursuant to clause (c) of the definition of “Base Rate”.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

~~“Term RFR Notice” means a notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term RFR Transition Event.~~

~~“Term RFR Transition Date” means, in the case of a Term RFR Transition Event, the date that is thirty (30) calendar days after the Administrative Agent has provided the related Term RFR Notice to the Lenders and the Borrower pursuant to Section 2.15(h)(i)(C).~~

~~“Term RFR Transition Event” means, with respect to any Currency for any Interest Period, the determination by the Administrative Agent that (a) the applicable Term RFR for such Currency has been recommended for use by the Relevant Governmental Body and (b) the administration of such Term RFR is administratively feasible for the Administrative Agent.~~

“Termination Date” means the Maturity Date or such earlier date of termination of the Commitments pursuant to Section 2.5 or 8.2.

“The Clearing Corporation” means The Clearing Corporation, a Delaware corporation and a Subsidiary of the Borrower.

“Threshold Amount” means $250,000,000.

“TIBOR” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.

~~“TIBOR Rate” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.~~

“Total Leverage Ratio” means, with respect to any Reference Period, the ratio of (i) Consolidated Total Funded Debt as of the last day of such Reference Period to (ii) Consolidated EBITDA for such Reference Period; provided that Consolidated Total Funded Debt shall not include (x) Indebtedness permitted pursuant to Section 7.2(iv), 7.2(v) or 7.2(vi) except to the extent such Indebtedness has been outstanding, as of such determination date, for more than 45 days since the borrowing thereof and (y) any Indebtedness incurred (1) to repay, prepay, redeem, repurchase, discharge, defease or otherwise refinance other Indebtedness (solely in the amount necessary for such repayment, prepayment, redemption, repurchase, discharge, defeasance or other refinancing) to the extent the proceeds of such Indebtedness are earmarked for such purpose and actually so applied or (2) at any time prior to the date of consummation of an Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement), to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any Subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance such Acquisition until the consummation of such Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event such Acquisition is not consummated (or the related acquisition agreement is terminated). For the avoidance of doubt, for purposes of determining the Total Leverage Ratio at any time prior to the Black Knight Acquisition Date (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement), Consolidated Total Funded Debt shall not include any Indebtedness incurred or issued by the Borrower on or prior to the Black Knight Acquisition Date to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance the Black Knight Acquisition until the consummation of the Black Knight Acquisition (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event the Black Knight Acquisition is not consummated (or the Black Knight Acquisition Agreement is terminated).

“Total Voting Power” means, with respect to any Person, the total number of votes which may be cast in the election of directors of such Person at any meeting of stockholders of such Person if all securities entitled to vote in the election of directors of such Person (on a fully diluted basis, assuming the exercise, conversion or exchange of all rights, warrants, options and securities exercisable for, exchangeable for or convertible into, such voting securities) were present and voted at such meeting (other than votes that may be cast only upon the happening of a contingency).

“Twelfth Amendment” means that certain Twelfth Amendment to Credit Agreement, dated as of May 25, 2022, among the Borrower, the Administrative Agent and the Lenders party thereto.

“Twelfth Amendment Effective Date” means May 25, 2022.

“Type” means, (i) with respect to any Loan denominated in Dollars, such Loan’s character as either a Base Rate Loan or a Term SOFR Loan, and (ii) with respect to any Loan denominated in a Foreign Currency, such Loan’s character as either a Eurocurrency Rate Loan or an RFR Loan.

~~“Transactions” means the execution, delivery and performance by the Borrower of the Tenth Amendment.~~

~~“Transitioned RFR Loan” means a Loan that is an RFR Loan that would not have borne interest based upon a Daily Simple RFR or a Term RFR on the Tenth Amendment Effective Date. To the extent that Loans denominated in Dollars bear interest based on a Daily Simple RFR or Term RFR after the Tenth Amendment Effective Date, such Loans would be Transitioned RFR Loans.~~

~~“Type” has the meaning given to such term in Section 2.2(a).~~

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unutilized Commitment” means, with respect to any Revolving Lender at any time, such Lender’s Unutilized Dollar Revolving Commitment or Unutilized Multicurrency Revolving Commitment, or both, as the context may require.

“Unutilized Dollar Revolving Commitment” means, with respect to any Dollar Revolving Lender at any time, such Lender’s Dollar Revolving Commitment at such time less the sum of, without duplication, (i) the aggregate principal amount of all Dollar Revolving Loans and Dollar Swingline Loans made by such Lender that are outstanding at such time, (ii) such Lender’s Dollar Swingline Exposure at such time (disregarding such Lender’s Dollar Swingline Exposure in respect of any Dollar Swingline Loans made by such Lender) and (iii) such Lender’s Dollar Letter of Credit Exposure at such time.

“Unutilized Multicurrency Revolving Commitment” means, with respect to any Multicurrency Revolving Lender at any time, such Lender’s Multicurrency Revolving Commitment at such time less the sum of, without duplication, (i) the aggregate principal amount of all Multicurrency Revolving Loans and Multicurrency Swingline Loans made by such Lender that are outstanding at such time, (ii) such Lender’s Multicurrency Swingline Exposure at such time (disregarding such Lender’s Multicurrency Swingline Exposure in respect of any Multicurrency Swingline Loans made by such Lender) and (iii) such Lender’s Multicurrency Letter of Credit Exposure at such time.

~~“USD LIBOR” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.~~

~~“USD LIBOR Rate” has the meaning assigned thereto in the definition of “Eurocurrency Rate”.~~

~~“USD LIBOR Transition Date” means, the earlier of: (a) the date that all Available Tenors of USD LIBOR have either (i) permanently or indefinitely ceased to be provided by IBA; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of USD LIBOR or (ii) been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (b) the Early Opt-in Effective Date, so long as, in the case of (a) or (b), a Benchmark Replacement has not as of such date replaced the Adjusted Eurocurrency Rate for Dollars pursuant to Section 2.15(h)(i) as the result of an Other Benchmark Rate Election.~~

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning given to such term in Section 2.16(g)(ii)(B)(3).

“Wells Fargo” means Wells Fargo Bank, National Association, and its successors and assigns.

“Wells Fargo Availability Period” means any time period of time other than a Wells Fargo Unavailability Period.

“Wells Fargo Fee Letter” means the letter from Wells Fargo and Wells Fargo Securities, LLC to the Borrower, dated ~~October 29~~May 4, ~~2015~~2022, relating to certain fees payable by the Borrower in respect of the transactions contemplated by this Agreement.

“Wells Fargo Unavailability Period” means any period of time:

(a) starting on the date that either the Borrower or the Required Lenders determine in their reasonable discretion that Wells Fargo is a Defaulting Lender; and

(b) ending two Business Days (or such shorter period of time as may be agreed upon in writing by the Borrower, the Backup Administrative Agent and Wells Fargo in their sole discretion) after the date that both the Borrower and the Required Lenders determine in their reasonable discretion and notify the other parties that Wells Fargo is not a Defaulting Lender.

“Wholly-Owned” means, with respect to any Subsidiary of any Person, that 100% of the outstanding Capital Stock of such Subsidiary (excluding any directors’ qualifying shares and shares required to be held by foreign nationals, in the case of a Foreign Subsidiary) is owned, directly or indirectly, by such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means each of the Borrower and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

“Yen” or “¥” mean the lawful currency of Japan.

1.2 Accounting Terms. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial data (including financial ratios and other financial calculations) required to be delivered hereunder shall be prepared in accordance with, GAAP applied on a basis consistent with the most recent audited consolidated financial statements of the Borrower and its Subsidiaries delivered to the Lenders prior to the ~~Closing~~Twelfth Amendment Effective Date; provided that if the Borrower notifies the Administrative Agent that it wishes to amend ~~any~~the financial covenant in Article VI to eliminate the effect of any change in GAAP on the operation of such covenant (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend Article VI for such purpose), then compliance with such covenant shall be determined on the basis of GAAP as in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Required Lenders. Without limiting the foregoing, leases shall continue to be classified and accounted for on a basis consistent with that reflected in the financial statements described in Section 4.9 for all purposes of this Agreement, notwithstanding any change in GAAP relating thereto, unless the parties hereto shall enter into a mutually acceptable amendment addressing such changes, as provided for above. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, any election or requirement to measure any financial liability using fair value shall be disregarded.

1.3 Other Terms; Construction.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, letter or other document shall be construed as referring to such agreement, instrument, letter or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein or in any other Credit Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns permitted hereunder, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Credit Document, shall be construed to refer to such Credit Document in its entirety and not to any particular provision thereof, (iv) all references in a Credit Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Credit Document in which such references appear, (v) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) All references herein to the Lenders or any of them shall be deemed to include the Swingline Lenders and the Issuing Lender unless specifically provided otherwise or unless the context otherwise requires.

(c) Notwithstanding the foregoing, calculations to determine compliance by the Borrower with ~~any of~~ the ~~covenants~~covenant contained in Article VI (and definitions related thereto) shall (or, with respect to any Acquisition or asset sale for which the consideration given does not exceed $1,000,000,000, may, at the Borrower’s option) be determined in each case on a pro forma basis (a “Pro Forma Basis”) after giving effect to any Acquisition, asset sale or incurrence or repayment of Indebtedness (each, a “transaction”) occurring since the beginning of the applicable Reference Period and on or prior to the last day of such period as if such transaction had occurred as of the first day of such period, in accordance with the following:

(i) any Indebtedness incurred or assumed by the Borrower or any Subsidiary thereof in connection with any transaction (including any Indebtedness of a Person acquired in an Acquisition that is not retired or repaid in connection therewith) shall be deemed to have been incurred or assumed as of (and with the corresponding interest expense included from) the first day of the applicable period (and if such Indebtedness has a floating or formula rate, such Indebtedness shall, for purposes of such determination, have an implied rate of interest during the applicable period determined by utilizing the rate of interest that is or would be in effect with respect to such Indebtedness as of the date of determination);

(ii) any Indebtedness retired or repaid in connection with any transaction (including any Indebtedness of a Person acquired in an Acquisition) shall be deemed to have been retired or repaid as of (and with the corresponding interest expense excluded from) the first day of the applicable period;

(iii) with respect to any asset disposition, income statement items (whether positive or negative) attributable to the assets sold or otherwise disposed of shall be excluded beginning as of the first day of the applicable period; and

(iv) with respect to any Acquisition, (A) income statement items (whether positive or negative) and balance sheet items attributable to the Person or assets acquired shall (to the extent not otherwise included in the consolidated financial statements of the Borrower and its Subsidiaries in accordance with GAAP or in accordance with other provisions of this Agreement) be included in such calculations to the extent relating to the applicable period (provided that such income statement and balance sheet items are reflected in financial statements or other financial data reasonably acceptable to the Administrative Agent) and (B) operating expense reductions, cost savings and other pro forma adjustments attributable to such Acquisition may be included to the extent that such adjustments (y) would be permitted pursuant to Article XI of Regulation S-X under the Securities Act (irrespective of whether the Borrower is subject thereto) or (z) have been approved in writing by the Administrative Agent; provided that each Compliance Certificate shall contain or be accompanied by a brief explanation, by footnote, schedule or otherwise, of pro forma adjustments made pursuant to this Section 1.3(c)(iv).

1.4 Currency Equivalents Generally.

(a) The Administrative Agent shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Amounts of amounts denominated in Foreign Currencies and shall deliver notice of such determination to the Borrower; provided that the failure of the Administrative Agent to provide the Borrower with any such notice shall neither affect any obligations of the Borrower hereunder or the applicability of the Spot Rate as so determined nor result in any liability on the part of the Administrative Agent to the Borrower. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable Currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by the Borrower hereunder or calculating financial ratios hereunder or except as otherwise provided herein, the applicable amount of any Currency (other than Dollars) for purposes of the Credit Documents shall be such Dollar Amount as so determined by the Administrative Agent in accordance with this Agreement. In connection with the change in the face amount or any other modification of any Letter of Credit denominated in any Foreign Currency, the applicable Spot Rate shall not be revalued at the time of such change or modification, but rather shall be the Spot Rate as of the last Revaluation Date applicable to such Letter of Credit immediately prior to such change or modification.

(b) Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Rate Loan or ~~Term~~ RFR Loan, or the issuance of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Borrowing, Eurocurrency Rate Loan or ~~Term~~ RFR Loan or Letter of Credit is denominated in a Foreign Currency, such amount shall be the relevant Foreign Currency Equivalent of such Dollar Amount (rounded to the nearest unit of such Foreign Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent.

1.5 Redenomination of Certain Foreign Currencies.

(a) Each obligation of any party to this Agreement to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation). If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(b) Without prejudice and in addition to any method of conversion or rounding prescribed by any EMU Legislation and (i) without limiting the liability of the Borrower for any amount due under this Agreement and (ii) without increasing any commitment of any Lender, all references in this Agreement to minimum amounts (or integral multiples thereof) denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall, immediately upon such adoption, be replaced by references to such minimum amounts (or integral multiples thereof) as shall be specified herein with respect to Borrowings denominated in Euro.

(c) Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

1.6 Interest Rates. The ~~interest rate on Loans denominated in Dollars or a Foreign Currency may be determined by reference to a benchmark rate that is, or may in the future become, the subject of regulatory reform or cessation. Regulators have signaled the need to use alternative reference rates for some of these benchmark rates and, as a result, such benchmark rates may cease to comply with applicable laws and regulations, may be permanently discontinued or the basis on which they are calculated may change. The London interbank offered rate, which may be one of the benchmark rates with reference to which the interest rate~~

~~on Loans may be determined, is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market. On March 5, 2021, the ICE Benchmark Administration (“IBA”), the administrator of the London interbank offered rate, and the Financial Conduct Authority (the “FCA”), the regulatory supervisor of IBA, announced in public statements (the “Announcements”) that the final publication or representativeness date for the London interbank offered rate for: (a) Sterling, Yen and Euros will be December 31, 2021, (b) Dollars for 1-week and 2-month tenor settings will be December 31, 2021 and (c) Dollars for overnight, 1-month, 3-month, 6-month and 12-month tenor settings will be June 30, 2023. No successor administrator for IBA was identified in such Announcements. As a result, it is possible that commencing immediately after such dates, the London interbank offered rate for such currencies and tenors may no longer be available or may no longer be deemed a representative reference rate upon which to determine the interest rate on applicable Loans. There is no assurance that the dates set forth in the Announcements will not change or that IBA or the FCA will not take further action that could impact the availability, composition or characteristics of any London interbank offered rate. Public and private sector industry initiatives have been and continue, as of the Tenth Amendment Effective Date, to be underway to implement new or alternative reference rates to be used in place of London interbank offered rates. In the event that the London interbank offered rate or any other then-current Benchmark is no longer available or in certain other circumstances set forth in Section 2.15(h), such Section 2.15(h) provides a mechanism for determining an alternative rate of interest. The Administrative Agent will notify the Borrower, pursuant to Section 2.15(h), of any change to the reference rate upon which the interest rate on Loans is based. However, the~~ Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (ia) the continuation of, administration of, submission of, calculation of or any other matter related to the ~~London interbank offered rate, the rates in the definition of “~~Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, any Daily Simple RFR, the Eurocurrency Rate~~”~~, the Adjusted Eurocurrency Rate or any other Benchmark, or any component definition thereof or rates ~~referenced~~referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any ~~then-current Benchmark or any~~ Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.15(h), will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any Daily Simple RFR, the Eurocurrency Rate, the Adjusted Eurocurrency Rate, such Benchmark or any other Benchmark prior to its discontinuance or unavailability, or (~~ii~~b) the effect, implementation or composition of any ~~Benchmark Replacement~~ Conforming Changes. The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of a Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any Benchmark, any component definition thereof or rates ~~referenced~~referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.7 Divisions. For all purposes under the Credit Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

ARTICLE II

AMOUNT AND TERMS OF THE LOANS

2.1 Commitments.

(a) Dollar Revolving Loans. Each Dollar Revolving Lender severally agrees, subject to and on the terms and conditions of this Agreement, to make Dollar Revolving Loans to the Borrower, from time to time on any Business Day during the period from and including the Closing Date to but excluding its Termination Date, in an aggregate principal amount at any time outstanding not exceeding its Dollar Revolving Commitment; provided that no Borrowing of Dollar Revolving Loans shall be made if, immediately after giving effect thereto (and to any concurrent repayment of Dollar Swingline Loans with proceeds of Dollar Revolving Loans made pursuant to such Borrowing), (y) the Dollar Revolving Credit Exposure of any Dollar Revolving Lender would exceed its Dollar Revolving Commitment at such time or (z) the Aggregate Dollar Revolving Credit Exposure would exceed the aggregate Dollar Revolving Commitments at such time. Subject to and on the terms and conditions of this Agreement, the Borrower may borrow, repay and reborrow Dollar Revolving Loans.

(b) Multicurrency Revolving Loans. Each Multicurrency Revolving Lender severally agrees, subject to and on the terms and conditions of this Agreement, to make Multicurrency Revolving Loans to the Borrower, from time to time on any Business Day during the period from and including the Closing Date to but excluding its Termination Date, in an aggregate principal amount at any time outstanding not exceeding its Multicurrency Revolving Commitment; provided that no Borrowing of Multicurrency Revolving Loans shall be made if, immediately after giving effect thereto (and to any concurrent repayment of Multicurrency Swingline Loans with proceeds of Multicurrency Revolving Loans made pursuant to such Borrowing), (y) the Multicurrency Revolving Credit Exposure of any Multicurrency Revolving Lender would exceed its Multicurrency Revolving Commitment at such time or (z) the Aggregate Multicurrency Revolving Credit Exposure would exceed the aggregate Multicurrency Revolving Commitments at such time. Subject to and on the terms and conditions of this Agreement, the Borrower may borrow, repay and reborrow Multicurrency Revolving Loans.

(c) Dollar Swingline Loans. Each Dollar Swingline Lender severally agrees, subject to and on the terms and conditions of this Agreement, to make loans in Dollars (each, a “Dollar Swingline Loan”) to the Borrower, from time to time on any Business Day during the period from the Closing Date to but excluding the Swingline Maturity Date (or, if earlier, the Final Termination Date), in an aggregate principal amount up to such Dollar Swingline Lender’s Dollar Revolving Commitment as of the date on which it became a Dollar Swingline Lender hereunder (as reduced by any subsequent assignments of its obligations to make Dollar Swingline Loans in accordance with Section 10.6); provided that no Borrowing of Dollar Swingline Loans shall be made if, immediately after giving effect thereto, (x) the Dollar Revolving Credit Exposure of any Dollar Revolving Lender would exceed its Dollar Revolving Commitment at such time, (y) the Aggregate Dollar Revolving Credit Exposure would exceed the aggregate Dollar Revolving Commitments at such time or (z) any Dollar Revolving Lender is at such time a Defaulting Lender hereunder unless each Dollar Swingline Lender is satisfied it will have no Fronting Exposure after giving effect to such Dollar Swingline Loan. Subject to and on the terms and conditions of this Agreement, the Borrower may borrow, repay (including by means of a Borrowing of Dollar Revolving Loans pursuant to Section 2.2(e)) and reborrow Dollar Swingline Loans.

(d) Multicurrency Swingline Loans. Each Multicurrency Swingline Lender severally agrees, subject to and on the terms and conditions of this Agreement, to make loans in any Currency other than Yen (each, a “Multicurrency Swingline Loan,” and collectively with the Dollar Swingline Loans, the “Swingline Loans”) to the Borrower, from time to time on any Business Day during the period from the Closing Date to but excluding the Swingline Maturity Date (or, if earlier, the Final Termination Date), in an aggregate principal amount up to such Multicurrency Swingline Lender’s Multicurrency Revolving Commitment as of, in the case of BofA and Wells Fargo, the ~~Tenth~~Twelfth Amendment Effective Date or, in the case of any other Multicurrency Swingline Lender, the date on which it became a Multicurrency Swingline Lender hereunder (as reduced by any subsequent assignments of such Multicurrency Swingline Lender’s obligations to make Multicurrency Swingline Loans in accordance with Section 10.6); provided that no Borrowing of Multicurrency Swingline Loans shall be made if, immediately after giving effect thereto, (x) the Multicurrency Revolving Credit Exposure of any Multicurrency Revolving Lender would exceed its Multicurrency Revolving Commitment at such time, (y) the Aggregate Multicurrency Revolving Credit Exposure would exceed the aggregate Multicurrency Revolving Commitments at such time or (z) any Multicurrency Revolving Lender is at such time a Defaulting Lender hereunder unless each Multicurrency Swingline Lender is satisfied it will have no Fronting Exposure after giving effect to such Multicurrency Swingline Loan. Subject to and on the terms and conditions of this Agreement, the Borrower may borrow, repay (including by means of a Borrowing of Multicurrency Revolving Loans pursuant to Section 2.2(e)) and reborrow Multicurrency Swingline Loans.

2.2 Borrowings.

(a) Types of Loans. The Dollar Revolving Loans and Multicurrency Revolving Loans denominated in Dollars shall, at the option of the Borrower and subject to the terms and conditions of this Agreement, be either Base Rate Loans~~, Eurocurrency Rate~~ or Term SOFR Loans ~~or RFR Loans (each, a “Type” of Loan)~~. The Multicurrency Revolving Loans denominated in a Foreign Currency shall be made and maintained as Eurocurrency Rate Loans or RFR Loans at all times. All Loans comprising the same Borrowing shall, unless otherwise specifically provided herein, be of the same Class, Type and Currency. The Swingline Loans shall be made and maintained as ~~LIBOR~~ Market Index Rate Loans at all times.

(b) Notices for Borrowing Revolving Loans. In order to make a Borrowing (other than (w) Borrowings of Swingline Loans, which shall be made pursuant to Section 2.2(d), (x) Borrowings for the purpose of repaying Refunded Swingline Loans, which shall be made pursuant to Section 2.2(e), (y) Borrowings for the purpose of satisfying a Reimbursement Obligation of the Borrower, which shall be made pursuant to Section 2.19(e), and (z) Borrowings involving continuations or conversions of outstanding Revolving Loans, which shall be made pursuant to Section 2.11), the Borrower will give the Administrative Agent written notice (i) not later than 12:00 noon, Charlotte, North Carolina time, three ~~Eurocurrency Banking~~RFR Business Days prior to each Borrowing of ~~Eurocurrency Rate~~Term SOFR Loans ~~denominated in Dollars~~, (ii) not later than 12:00 noon, Charlotte, North Carolina time, on the Business Day of any Borrowing of Base Rate Loans, (iii) not later than 10:00 a.m., Charlotte, North Carolina time, four Eurocurrency Banking Days prior to each Borrowing of Eurocurrency Rate Loans denominated in a Foreign Currency; and (iv) not later than 12:00 noon, Charlotte, North Carolina time, five (5) RFR Business Days prior to each Borrowing of RFR Loans denominated in any Foreign Currency; provided, however, that requests for the Borrowing of any Revolving Loans to be made on the Closing Date may, at the discretion of the Administrative Agent, be given with less advance notice than as specified hereinabove. Each such notice (each, a “Notice of Borrowing”) shall be irrevocable, shall be given in the form of Exhibit B-1 and shall specify (1) the aggregate principal amount, Currency, Class and initial Type of the Loans to be made pursuant to such Borrowing, (2) in the case of a Borrowing of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, the initial Interest Period to be applicable thereto, and (3) the requested Borrowing Date, which shall be a Business Day. Upon its receipt of a Notice of Borrowing, the Administrative Agent will promptly notify each applicable Lender of the proposed Borrowing. Notwithstanding anything to the contrary contained herein:

(i) except for a Borrowing with respect to a Refunded Swingline Loan in accordance with Section 2.2(e) and Borrowings to satisfy a Reimbursement Obligation of the Borrower in accordance with Section 2.19(e), the aggregate principal amount of each Borrowing comprised of Base Rate Loans shall not be less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof (or, if less, in the amount of the aggregate Unutilized Commitments with respect to the applicable Class), and the aggregate principal amount of each Borrowing comprised of Eurocurrency Rate Loans and RFR Loans shall not be less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof (or, if less, in the amount of the aggregate Unutilized Commitments with respect to the applicable Class);

(ii) if the Borrower shall have failed to designate the Type of Dollar Revolving Loans or Multicurrency Revolving Loans denominated in Dollars comprising a Borrowing, the Borrower shall be deemed to have requested a Borrowing comprised of Base Rate Loans; and

(iii) if the Borrower shall have failed to select the duration of the Interest Period to be applicable to any Borrowing of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, then the Borrower shall be deemed to have selected an Interest Period with a duration of one month.

(c) Funding of Revolving Loans. Not later than 1:00 p.m., Local Time, on the requested Borrowing Date, each applicable Lender will make available to the Administrative Agent at its Payment Office an amount, in the applicable Currency and in Same Day Funds, equal to the amount of the Loan or Loans to be made by such Lender. To the extent such Lenders have made such amounts available to the Administrative Agent as provided hereinabove, the Administrative Agent will make the aggregate of such amounts available to the Borrower in accordance with Section 2.3(a) and in like funds as received by the Administrative Agent; provided, however, that if, on any Borrowing Date there are any Swingline Loans outstanding, then the proceeds of the Borrowing made on such date other than proceeds borrowed for the purpose of repaying Refunded Swingline Loans under Section 2.2(e), shall, first, be applied to the payment in full of any such Swingline Loans (converted into the applicable Currency in an amount equal to the Dollar Amount of the principal of such Swingline Loan, if necessary), and second, be made available to the Borrower as provided above.

(d) Notices for and Funding of Swingline Loans. In order to make a Borrowing of Swingline Loans, the Borrower will give the Administrative Agent, each applicable Swingline Lender and, with respect to Multicurrency Swingline Loans, the Multicurrency Agent, written notice not later than (x) with respect to any requested Swingline Loans denominated in Dollars, 3:30 p.m., Local Time, on the date of such Borrowing, or (y) with respect to any requested Swingline Loans denominated in any other Currency, 11:00 a.m., Local Time, one Business Day prior to the requested Borrowing Date (or such shorter period as may be acceptable to the applicable Swingline Lender and the Administrative Agent in their sole discretion). Each such notice (each, a “Notice of Swingline Borrowing”) shall be given in the form of Exhibit B-2, shall be irrevocable and shall specify (i) whether such Swingline Loans are Dollar Swingline Loans or Multicurrency Swingline Loans, (ii) with respect to any requested Multicurrency Swingline Loans, the Currency in which such Multicurrency Swingline Loans are to be denominated, (iii) the principal amount of the Swingline Loans requested to be made pursuant to such Borrowing (which (A) with respect to Dollar Swingline Loans, shall not be less than $100,000 and, if greater, shall be in an integral multiple of $100,000 in excess thereof (or, if less, in the amount of the aggregate Unutilized Dollar Revolving Commitments of the Dollar Swingline Lenders) and (B) with respect to Multicurrency Swingline Loans, the Dollar Amount of which shall not be less than $5,000,000 and, if greater, shall be in an integral multiple of $1,000,000 in excess thereof (or, if less, in the amount of the aggregate Unutilized Multicurrency Revolving Commitments of the Multicurrency Swingline Lenders)) and (iv) the requested Borrowing Date, which shall be a Business Day. Not later than (x) with respect to any requested Borrowing of Swingline Loans denominated in Dollars, 4:30 p.m., Local Time, or (y) with respect to any requested Borrowing of Swingline Loans denominated in any other Currency, 1:00 p.m., Local Time, on the requested Borrowing Date, each applicable Swingline Lender will make available to the Administrative Agent at its Payment Office an amount, in the applicable Currency and in Same Day Funds, equal to the amount of the Swingline Loans to be made by such Swingline Lender. To the extent such Swingline Lenders have made such amounts available to the Administrative Agent as provided hereinabove, the Administrative Agent will make such amount available to the Borrower in accordance with Section 2.3(a) and in like funds as received by the Administrative Agent. Fundings of each Borrowing of Swingline Loans of any Class shall be made by the applicable Swingline Lenders pro rata based on the percentage that each such Swingline Lender’s Commitments of such Class represent of the aggregate Commitments of such Class for all such Swingline Lenders.

(e) Refunded Swingline Loans. With respect to any outstanding Swingline Loans, the Swingline Lender who made any such Loans may at any time (whether or not an Event of Default has occurred and is continuing) in its sole and absolute discretion, and is hereby authorized and empowered by the Borrower to, cause a Borrowing of (i) Dollar Revolving Loans, with respect to any Dollar Swingline Loan made by such Lender, or (ii) Multicurrency Revolving Loans, with respect to any Multicurrency Swingline Loan made by such Lender, in each case to be made for the purpose of repaying such Swingline Loans by delivering to the Administrative Agent (if the Administrative Agent is not also such Swingline Lender) and each other applicable Lender (on behalf of, and with a copy to, the Borrower), not later than 12:00 noon, Charlotte, North Carolina time, (A) on the Business Day of the proposed Borrowing Date therefor with respect to the repayment of any such Dollar Swingline Loans, any such Multicurrency Swingline Loans denominated in Dollars or any such Multicurrency Swingline Loans denominated in a Foreign Currency in respect of which such Swingline Lender, in its sole and absolute discretion, has elected to accept Dollars ~~or~~, (B) ~~four Business~~five RFR Business Days prior to the proposed Borrowing Date therefor with respect to the repayment of any such Multicurrency Swingline Loans denominated in Sterling or (C) four Eurocurrency Banking Days prior to the proposed Borrowing Date therefor with respect to the repayment of any such Multicurrency Swingline Loans not described in ~~clause~~clauses (A) or (B) above, a notice (which shall be deemed to be a Notice of Borrowing given by the Borrower) requesting the Dollar Revolving Lenders or Multicurrency Revolving Lenders, as the case may be, to make Dollar Revolving Loans or Multicurrency Revolving Loans, respectively (which, (x) in the case of Dollar Revolving Loans or Multicurrency Revolving Loan denominated in Dollars, shall be made initially as Base Rate Loans ~~and~~, (y) in the case of ~~all other~~ Multicurrency Revolving Loans denominated in Sterling, shall be made initially as ~~an~~Daily Simple RFR Loans and (z) in the case of Multicurrency Revolving Loans denominated in a Foreign Currency other than Sterling, shall be made initially as Eurocurrency Rate ~~Loan or Term RFR Loan, as applicable,~~Loans with an Interest Period of one month) on such Borrowing Date in an aggregate amount equal to the Dollar Amount of such Dollar Swingline Loans or Multicurrency Swingline Loans, as the case may be (the “Refunded Swingline Loans”), outstanding on the date such notice is given that such Swingline Lender requests to be repaid. Not later than 1:00 p.m., Local Time, on the requested Borrowing Date, each applicable Lender (other than such Swingline Lender) will make available to the Administrative Agent at its Payment Office an amount, in the applicable Currency and in Same Day Funds, equal to the Dollar Amount of the Dollar Revolving Loan or Multicurrency Revolving Loan, as the case may be, to be made by such Lender. To the extent the applicable Lenders have made such amounts available to the Administrative Agent as provided hereinabove, the Administrative Agent will make the aggregate of such amounts available to such Swingline Lender in like funds as received by the Administrative Agent, which shall apply such amounts in repayment of the applicable Refunded Swingline Loans. Notwithstanding any provision of this Agreement to the contrary, on the relevant Borrowing Date, the applicable Refunded Swingline Loans (including such Swingline Lender’s ratable share thereof, in its capacity as a Lender) shall be deemed to be repaid with the proceeds of the Dollar Revolving Loans or Multicurrency Revolving Loans, as the case may be, made as provided above (including a Dollar Revolving Loan or Multicurrency Revolving Loan,

as the case may be, deemed to have been made by such Swingline Lender in its capacity as a Lender), and such Refunded Swingline Loans deemed to be so repaid shall no longer be outstanding as Swingline Loans but shall be outstanding as Dollar Revolving Loans or Multicurrency Revolving Loans, as the case may be. If any portion of any such amount repaid (or deemed to be repaid) to such Swingline Lender shall be recovered by or on behalf of the Borrower from such Swingline Lender in any bankruptcy, insolvency or similar proceeding or otherwise, the loss of the amount so recovered shall be shared ratably among (i) all the Dollar Revolving Lenders, with respect to the applicable Dollar Swingline Loans, or (ii) all the Multicurrency Revolving Lenders, with respect to the applicable Multicurrency Swingline Loans, in the manner contemplated by Section 2.14(b).

(f) Participations in Swingline Loans. If, for any reason (including as a result of any Bankruptcy Event with respect to the Borrower), Dollar Revolving Loans or Multicurrency Revolving Loans, as the case may be, are not made pursuant to Section 2.2(e) in an amount sufficient to repay any amounts owed to the applicable Swingline Lender in respect of any outstanding Swingline Loans made by such Swingline Lender, or if such Swingline Lender is otherwise precluded for any reason from giving a notice on behalf of the Borrower as provided for in Section 2.2(e), such Swingline Lender shall be deemed to have sold without recourse, representation or warranty, and each Dollar Revolving Lender or Multicurrency Revolving Lender, as the case may be, shall be deemed to have purchased and hereby agrees to purchase, a participation in such outstanding Swingline Loans in an amount equal to its ratable share (based on the proportion that its Dollar Revolving Commitment or Multicurrency Revolving Commitment, as the case may be, bears to the aggregate Dollar Revolving Commitments or Multicurrency Revolving Commitments, respectively, at such time, or if the Dollar Revolving Commitments or Multicurrency Revolving Commitments, as the case may be, have been terminated, based on the proportion that its Dollar Revolving Commitment or Multicurrency Revolving Commitment, as the case may be, bears to the aggregate Dollar Revolving Commitments or Multicurrency Revolving Commitments, respectively, in each case immediately prior to the termination thereof) of the unpaid amount thereof together with accrued interest thereon. Upon notice delivered by such Swingline Lender to the Administrative Agent, and by the Administrative Agent to each Lender, not later than 12:00 noon, Charlotte, North Carolina time, (i) on the Business Day of the proposed funding of the participations described above with respect to any applicable Dollar Swingline Loans, any applicable Multicurrency Swingline Loans denominated in Dollars or any applicable Multicurrency Swingline Loans denominated in a Foreign Currency in respect of which such Swingline Lender, in its sole and absolute discretion, has elected to accept Dollars ~~or~~, (ii) ~~four Business~~five RFR Business Days prior to the proposed funding of the participations described above with respect to any applicable Multicurrency Swingline Loans denominated in Sterling or (iii) four Eurocurrency Banking Days prior to the proposed funding of the participations described above with respect to any applicable Multicurrency Swingline Loans not described in ~~clause~~clauses (i) or (ii) above, each Dollar Revolving Lender or Multicurrency Revolving Lender, as the case may be (other than such Swingline Lender), will make available to the Administrative Agent at its Payment Office an amount, in the applicable Currency and in Same Day Funds, equal to its respective participation. To the extent the applicable Lenders have made such amounts available to the Administrative Agent as provided hereinabove, the Administrative Agent will make the aggregate of such amounts available to such Swingline Lender in like funds as received by the Administrative Agent. In the event any applicable Lender fails to make available to the Administrative Agent the amount of such Lender’s participation as provided in this Section 2.2(f), the applicable Swingline Lender shall be entitled to recover such amount on demand from such Lender, together with interest thereon for each day from the date such amount is required to be made available for the account of such Swingline Lender until the date such amount is made available to such Swingline Lender at a rate per annum equal to the Overnight Rate, plus any administrative, processing or similar fees customarily charged by such Swingline Lender in connection with the foregoing. Promptly following its receipt of any payment by or on behalf of the Borrower in respect of any applicable Swingline Loan, such Swingline Lender will pay to each Dollar Revolving Lender or Multicurrency Revolving Lender, as the case may be, that has acquired a participation therein such Lender’s ratable share of such payment.

(g) Obligations Absolute. Notwithstanding any provision of this Agreement to the contrary, the obligation of each Dollar Revolving Lender and each Multicurrency Revolving Lender (other than the applicable Swingline Lender) to make Dollar Revolving Loans or Multicurrency Revolving Loans, as the case may be, for the purpose of repaying any Refunded Swingline Loans pursuant to Section 2.2(e) and each such Dollar Revolving Lender’s or Multicurrency Revolving Lender’s, as the case may be, obligation to purchase a participation in any unpaid Swingline Loans pursuant to Section 2.2(f) shall be absolute and unconditional and shall not be affected by any circumstance or event whatsoever, including (i) any setoff, counterclaim, recoupment, defense or other right that such Lender may have against the applicable Swingline Lender, the Administrative Agent, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence or continuance of any Default or Event of Default, (iii) the failure of the amount of such Borrowing of Loans to meet the minimum Borrowing amount specified in Section 2.2(b) or (iv) the failure of any conditions set forth in Section 3.2 or elsewhere herein to be satisfied.

2.3 Disbursements; Funding Reliance; Domicile of Loans.

(a) Disbursements. The Borrower hereby authorizes the Administrative Agent to disburse the proceeds of each Borrowing in accordance with the terms of any written instructions from any Authorized Officer of the Borrower; provided that the Administrative Agent shall not be obligated under any circumstances to forward amounts to any account not listed in an Account Designation Letter. The Borrower may at any time deliver to the Administrative Agent an Account Designation Letter listing any additional accounts or deleting any accounts listed in a previous Account Designation Letter.

(b) Funding Reliance. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.2 and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the Overnight

Rate and (ii) in the case of a payment to be made by the Borrower, the Adjusted Base Rate ~~plus the Applicable Percentage~~. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(c) Several Obligations. The obligations of the Lenders hereunder to make Loans, to fund participations in Swingline Loans and Letters of Credit and to make payments pursuant to Section 10.1(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any such payment on any date shall not relieve any other Lender of its corresponding obligation, if any, hereunder to do so on such date, but no Lender shall be responsible for the failure of any other Lender to so make its Loan, purchase its participation or to make any such payment required hereunder.

(d) Domicile of Loans. Each Lender may, at its option, make and maintain any Loan at, to or for the account of any of its Lending Offices; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan to or for the account of such Lender in accordance with the terms of this Agreement.

2.4 Evidence of Debt; Notes.

(a) Accounts. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the applicable Lending Office of such Lender resulting from each Loan made by such Lending Office of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lending Office of such Lender from time to time under this Agreement.

(b) Register. The Administrative Agent shall maintain the Register pursuant to Section 10.6(c), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made by such Lender, the Class, Currency and Type of each such Loan and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder in respect of each such Loan and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower in respect of each such Loan and each Lender’s share thereof.

(c) Reliance on Register. The entries made in the Register and subaccounts maintained pursuant to Section 2.4(b) (and, if consistent with the entries of the Administrative Agent, the accounts maintained pursuant to Section 2.4(a)) shall, to the extent permitted by applicable law, be conclusive absent manifest error of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

(d) Notes. The Loans of each Class made by each Lender shall, if requested by the applicable Lender (which request shall be made to the Administrative Agent), be evidenced (i) in the case of Dollar Revolving Loans, by a Dollar Revolving Note appropriately completed in substantially the form of Exhibit A-1, (ii) in the case of Multicurrency Revolving Loans, by a Multicurrency Revolving Note appropriately completed in substantially the form of Exhibit A-2, (iii) in the case of Dollar Swingline Loans, by a Dollar Swingline Note appropriately completed in substantially the form of Exhibit A-3 and (iv) in the case of Multicurrency Swingline Loans, by a Multicurrency Swingline Note appropriately completed in substantially the form of Exhibit A-4, in each case executed by the Borrower and payable to the order of such Lender. Each Note shall be entitled to all of the benefits of this Agreement and the other Credit Documents and shall be subject to the provisions hereof and thereof.

2.5 Termination and Reduction of Commitments.

(a) Mandatory Termination. Unless sooner terminated pursuant to any other provision of this Section 2.5 or Section 8.2, (i) the Revolving Commitment of each Lender shall be automatically and permanently terminated on its Termination Date and (ii) the obligation of the Swingline Lenders to make Swingline Loans shall be automatically and permanently terminated and reduced to zero on the Swingline Maturity Date.

(b) Optional Termination or Reduction. At any time and from time to time after the date hereof, upon not less than five Business Days’ prior written notice to the Administrative Agent, the Borrower may terminate in whole or reduce in part the aggregate Unutilized Dollar Revolving Commitments or the aggregate Unutilized Multicurrency Revolving Commitments; provided that any such partial reduction shall be in an aggregate Dollar Amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof. The amount of any termination or reduction made under this Section 2.5(b) may not thereafter be reinstated; provided that a notice of termination or reduction delivered by the Borrower under this Section 2.5(b) may state that such notice is conditioned upon the effectiveness or occurrence of any other event specified therein, in which case such notice may be revoked or extended by the Borrower by written notice to the Administrative Agent on or before one Business Day before the specified effective date if such condition is not satisfied.

(c) Ratable Application. Except as set forth in Section 2.5(d), each reduction of the Commitments pursuant to this Section 2.5 shall be applied ratably among the Lenders of such Class according to their respective Commitments of such Class.

(d) Termination of Defaulting Lenders. The Borrower may terminate the unused amount of the Commitment(s) of any Revolving Lender that is a Defaulting Lender upon not less than three Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof), and in such event the provisions of Section 2.21(a)(ii) will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing and (ii) such termination shall not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent, the Issuing Lender or any Lender may have against such Defaulting Lender.

2.6 Mandatory Payments and Prepayments.

(a) Scheduled Maturity. Except to the extent due or paid sooner pursuant to the provisions of this Agreement, (i) the aggregate outstanding principal of each Revolving Loan shall be due and payable in full in the Currency in which such Loan is denominated on the Maturity Date and (ii) the aggregate outstanding principal amount of each Swingline Loan shall be due and payable in full in the Currency in which such Loan is denominated on the earlier of (A) the date 10 Business Days following the date such Swingline Loan is made and (B) the Swingline Maturity Date.

(b) Dollar Revolving Credit Exposure. In the event that, at any time, the Aggregate Dollar Revolving Credit Exposure (excluding the aggregate amount of any Dollar Swingline Loans to be repaid with proceeds of Dollar Revolving Loans made on the date of determination) shall exceed the aggregate Dollar Revolving Commitments at such time (after giving effect to any concurrent termination or reduction thereof), the Borrower will immediately prepay the outstanding principal amount of the Dollar Swingline Loans to the amount of such excess in Dollars and, to the extent of any excess remaining after prepayment in full of outstanding Dollar Swingline Loans, the outstanding principal amount of the Dollar Revolving Loans in Dollars in the amount of such excess; provided that, to the extent such excess amount is greater than the aggregate principal amount of Dollar Swingline Loans and Dollar Revolving Loans outstanding immediately prior to the application of such prepayment, the amount so prepaid shall be retained by the Administrative Agent and held in the Cash Collateral Account as cover for Dollar Letter of Credit Exposure, as more particularly described in Section 2.19(i), and thereupon such cash shall be deemed to reduce the aggregate Dollar Letter of Credit Exposure by an equivalent amount.

(c) Multicurrency Revolving Credit Exposure. In the event that, on any Revaluation Date, the Aggregate Multicurrency Revolving Credit Exposure (excluding the aggregate amount of any Multicurrency Swingline Loans to be repaid with proceeds of Multicurrency Revolving Loans made on such Revaluation Date) shall exceed 105% of the aggregate Multicurrency Revolving Commitments at such time after giving effect to any concurrent termination or reduction thereof (or 100% if the Aggregate Multicurrency Revolving Credit Exposure is denominated in Dollars only), the Borrower will prepay the outstanding principal amount of the Multicurrency Swingline Loans in the amount of such excess in the Currency in which such Loan is denominated and, to the extent of any excess remaining after prepayment in full of outstanding Multicurrency Swingline Loans, the outstanding principal amount of the Multicurrency Revolving Loans in the amount of such excess in the Currency in which such Loan is denominated, (i) within one Business Day after receipt of notice thereof for any such prepayment of Multicurrency Revolving Loans or Multicurrency Swingline Loans denominated in Dollars and (ii) within three Business Days after receipt of notice thereof for any such prepayment of Multicurrency Revolving Loans or Multicurrency Swingline Loans denominated in a Foreign Currency; provided that, to the extent such excess amount is greater than the aggregate principal amount of Multicurrency Swingline Loans and Multicurrency Revolving

Loans outstanding immediately prior to the application of such prepayment, the amount so prepaid shall be retained by the Administrative Agent and held in the Cash Collateral Account as cover for Multicurrency Letter of Credit Exposure, as more particularly described in Section 2.19(i), and thereupon such cash shall be deemed to reduce the aggregate Multicurrency Letter of Credit Exposure by an equivalent amount.

2.7 Voluntary Prepayments.

(a) Procedure. At any time and from time to time, the Borrower shall have the right to prepay the Loans of any Class made to the Borrower, in whole or in part, without premium or penalty (except as provided in clause (iii) below) in the Currency in which such Loan is denominated, upon written notice given to the Administrative Agent not later than 12:00 noon, Local Time, (A) on the same Business Day as prepayment of each Base Rate Loan and each Swingline Loan and (B) (1) in the case of ~~an RFR~~a Term SOFR Loan ~~denominated in Dollars~~, at least ~~five~~three (~~5~~3) RFR Business Days before prepayment of such ~~RFR~~Term SOFR Loan, (2~~) in the case of a Eurocurrency Rate Loan denominated in Dollars, at least three (3) Eurocurrency Banking Days before prepayment of such Eurocurrency Rate Loan, (3~~) in the case of an RFR Loan denominated in any Foreign Currency, ~~at least~~ five (5) RFR Business Days before prepayment of such RFR Loan, and (~~4~~3) in the case of a Eurocurrency Rate Loan denominated in any Foreign Currency, at least four (4) Eurocurrency Banking Days before prepayment of such Eurocurrency Rate Loan; provided that (i) each partial prepayment of Eurocurrency Rate Loans, RFR Loans or Multicurrency Swingline Loans shall be in an aggregate principal amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof, and each partial prepayment of Base Rate Loans shall be in an aggregate principal amount of not less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof ($100,000 and $100,000, respectively, in the case of Dollar Swingline Loans), (ii) no partial prepayment of Eurocurrency Rate Loans, RFR Loans or Multicurrency Swingline Loans made pursuant to any single Borrowing shall reduce the aggregate outstanding principal amount of the remaining Eurocurrency Rate Loans, RFR Loans or Multicurrency Swingline Loans, respectively, under such Borrowing to less than $5,000,000 or to any greater amount not an integral multiple of $1,000,000 in excess thereof and (iii) each such prepayment shall be accompanied by any amount required to be paid pursuant to Section 2.17. Each such notice shall specify the proposed date of such prepayment and the aggregate principal amount, Class, Currency and Type of the Loans to be prepaid (and, in the case of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, the Interest Period of the Borrowing pursuant to which made), and shall be irrevocable and shall bind the Borrower to make such prepayment on the terms specified therein; provided, however, that a notice of prepayment delivered by the Borrower under this Section 2.7(a) may state that such notice is conditioned upon the effectiveness of other credit facilities or other debt financing or the consummation of a specified transaction set forth in such notice, in which case such notice may be revoked or extended by the Borrower by written notice to the Administrative Agent on or before the specified effective date if such condition is not satisfied (and the Borrower shall pay all amounts, if any, required under Section 2.17 to be paid as a consequence of any such revocation or extension). Revolving Loans and Swingline Loans prepaid pursuant to this Section 2.7(a) may be reborrowed, subject to the terms and conditions of this Agreement. In the event the Administrative Agent receives a notice of prepayment under this Section 2.7(a), the Administrative Agent will give prompt notice thereof to the Lenders; provided that if such notice has also been furnished to the Lenders, the Administrative Agent shall have no obligation to notify the Lenders with respect thereto.

(b) Ratable Application. Each prepayment of the Loans of any Class made pursuant to Section 2.7(a) shall be applied ratably among the Lenders of such Class holding the Loans being prepaid, in proportion to the principal amount held by each.

2.8 Interest.

(a) General. Subject to Section 2.8(b), the Borrower will pay interest in respect of the unpaid principal amount of each Loan made to it in the Currency in which such Loan is denominated, from the date of Borrowing thereof until such principal amount shall be paid in full, (i) at the Adjusted Base Rate ~~plus the Applicable Percentage~~, as in effect from time to time during such periods as such Loan is a Base Rate Loan, (ii) at ~~the Benchmark for Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, such Currency~~Adjusted Term SOFR plus the Applicable Percentage, as in effect during such periods as such Loan is ~~an Eurocurrency Rate Loan or RFR~~a Term SOFR Loan, ~~as applicable, and~~ (iii) at the ~~Adjusted LIBOR~~applicable Adjusted Eurocurrency Rate plus the Applicable Percentage, as in effect during such periods as such Loan is a Eurocurrency Rate Loan, (iv) at the applicable Daily Simple RFR plus the Applicable Percentage, as in effect during such periods as such Loan is a Daily Simple RFR Loan, and (v) at the Adjusted Market Index Rate, as in effect from time to time for all Swingline Loans.

(b) Default Interest. Upon the occurrence and during the continuance of any Event of Default under Section 8.1(a), 8.1(f) or 8.1(g) and (at the election of the Required Lenders) upon the occurrence and during the continuance of any other Event of Default, any principal of or interest on any Loan or any Reimbursement Obligation, or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest at a rate per annum equal to the interest rate applicable from time to time thereafter (including the Applicable Percentage) to such Loans or other amounts plus 2% (or, in the case of interest, fees and other amounts for which no rate is provided hereunder, at the Adjusted Base Rate plus ~~the Applicable Percentage plus~~ 2%), and, in each case, such default interest shall be payable on demand. To the greatest extent permitted by law, interest shall continue to accrue after the filing by or against the Borrower of any petition seeking any relief under any Debtor Relief Law.

(c) Interest Payment Date. Accrued (and theretofore unpaid) interest shall be payable as follows:

(i) in respect of each Base Rate Loan (including any Base Rate Loan or portion thereof paid or prepaid pursuant to the provisions of Section 2.6, except as provided hereinbelow), Daily Simple RFR Loan and each ~~LIBOR~~ Market Index Rate Loan, in arrears on the last Business Day of each calendar month, beginning with the first such day to occur after the Closing Date; provided that, in the event the Loans are repaid or prepaid in full and the Commitments have been terminated, then accrued interest in respect of all Base Rate Loans, Daily Simple RFR Loans and ~~LIBOR~~ Market Index Rate Loans shall be payable together with such repayment or prepayment on the date thereof;

(ii) in respect of each Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan (including any Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan or portion thereof paid or prepaid pursuant to the provisions of Section 2.6, except as provided hereinbelow), in arrears ~~(y)~~ on the last Business Day of the Interest Period applicable thereto (subject to the provisions of Section 2.10(iv)) ~~and (z) in addition, in the case of any Eurocurrency Rate Loan or Term RFR Loan with an Interest Period of more than three (3) months’ duration, on each date on which interest would have been payable under clause (y) above had successive Interest Periods of three months’ duration been applicable to such Loan~~; provided that, in the event all Eurocurrency Rate ~~Loan~~Loans or Term ~~RFR Loan~~SOFR Loans made pursuant to a single Borrowing are repaid or prepaid in full, then accrued interest in respect of such Eurocurrency Rate ~~Loan~~Loans or Term ~~RFR Loan~~SOFR Loans shall be payable together with such repayment or prepayment on the date thereof and any amounts due under Section 2.17, to the extent applicable; and

(iii) in respect of any Loan, at maturity (whether pursuant to acceleration or otherwise) and, after maturity, on demand.

(d) Maximum. Nothing contained in this Agreement or in any other Credit Document shall be deemed to establish or require the payment of interest to any Lender at a rate in excess of the maximum rate permitted by applicable law. If the amount of interest payable for the account of any Lender on any interest payment date would exceed the maximum amount permitted by applicable law to be charged by such Lender, the amount of interest payable for its account on such interest payment date shall be automatically reduced to such maximum permissible amount. In the event of any such reduction affecting any Lender, if from time to time thereafter the amount of interest payable for the account of such Lender on any interest payment date would be less than the maximum amount permitted by applicable law to be charged by such Lender, then the amount of interest payable for its account on such subsequent interest payment date shall be automatically increased to such maximum permissible amount; provided that at no time shall the aggregate amount by which interest paid for the account of any Lender has been increased pursuant to this sentence exceed the aggregate amount by which interest paid for its account has theretofore been reduced pursuant to the previous sentence.

(e) Determination. The Administrative Agent shall promptly notify the Borrower and the Lenders upon determining the interest rate for each Borrowing of Eurocurrency Rate Loans and RFR Loans after its receipt of the relevant Notice of Borrowing or Notice of Conversion/Continuation, and upon each change in the Base Rate; provided, however, that the failure of the Administrative Agent to provide the Borrower or the Lenders with any such notice shall neither affect any obligations of the Borrower or the Lenders hereunder nor result in any liability on the part of the Administrative Agent to the Borrower or any Lender. Each such determination (including each determination of the Eurocurrency Reserve Percentage) shall, absent manifest error, be conclusive and binding on all parties hereto.

(f) Initial Benchmark Conforming Changes. In connection with the use or administration of any Benchmark, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of any Benchmark.

(g) Interest Act (Canada). For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields

2.9 Fees.

(a) The Borrower agrees to pay:

(i) To Wells Fargo, for its own account, the administrative fee required under the Wells Fargo Fee Letter to be paid to Wells Fargo, in the amounts due and at the times due as required by the terms thereof;

(ii) To BofA, for its own account, the administrative fee required under the BofA Fee Letter to be paid to BofA, in the amounts due and at the times due as required by the terms thereof;

(iii) Subject to Section 2.23, ~~tothe~~to the Administrative Agent, for the account of each Dollar Revolving Lender, a commitment fee for each calendar quarter (or portion thereof) for the period from and including the Closing Date to but excluding such Dollar Revolving Lender’s Termination Date, at a per annum rate equal to the applicable rate for commitment fees as set forth in the definition of Applicable Percentage in effect for such fee from time to time during such quarter on such Dollar Revolving Lender’s ratable share (based on the proportion that its Dollar Revolving Commitment bears to the aggregate Dollar Revolving Commitments) of the average daily aggregate Unutilized Dollar Revolving Commitments (excluding the aggregate principal amount of all Dollar Swingline Loans for purposes of determining such commitment fee), payable in arrears (i) on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Closing Date, and (ii) on such Dollar Revolving Lender’s Termination Date;

(iv) Subject to Section 2.23, to the Administrative Agent, for the account of each Multicurrency Revolving Lender, a commitment fee for each calendar quarter (or portion thereof) for the period from and including the Closing Date to but excluding such Multicurrency Revolving Lender’s Termination Date, at a per annum rate equal to the applicable rate for commitment fees as set forth in the definition of Applicable

Percentage in effect for such fee from time to time during such quarter on such Multicurrency Revolving Lender’s ratable share (based on the proportion that its Multicurrency Revolving Commitment bears to the aggregate Multicurrency Revolving Commitments) of the average daily aggregate Unutilized Multicurrency Revolving Commitments (excluding the aggregate principal amount of all Multicurrency Swingline Loans for purposes of determining such commitment fee), payable in arrears (i) on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Closing Date, and (ii) on such Multicurrency Revolving Lender’s Termination Date;

(v) To the Administrative Agent, for the account of each Dollar Revolving Lender, a letter of credit fee for each calendar quarter (or portion thereof) in respect of all Dollar Letters of Credit outstanding during such quarter, at a per annum rate equal to the Applicable Percentage in effect from time to time during such quarter for Eurocurrency Rate Loans or ~~Transitioned~~ RFR Loans, on such Lender’s ratable share (based on the proportion that its Dollar Revolving Commitment bears to the aggregate Dollar Revolving Commitments, or if the Dollar Revolving Commitments have been terminated, based upon the proportion that its Dollar Revolving Credit Exposure bears to the Aggregate Dollar Revolving Credit Exposure) of the daily average aggregate Stated Amount of such Dollar Letters of Credit, payable in arrears (i) on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Closing Date, and (ii) on the later of such Dollar Revolving Lender’s Termination Date and the last date on which all Dollar Letters of Credit that were outstanding on such Dollar Revolving Lender’s Termination Date are terminated;

(vi) To the Administrative Agent, for the account of each Multicurrency Revolving Lender, a letter of credit fee for each calendar quarter (or portion thereof) in respect of all Multicurrency Letters of Credit issued for the account of the Borrower outstanding during such quarter, at a per annum rate equal to the Applicable Percentage in effect from time to time during such quarter for Eurocurrency Rate Loans or ~~Transitioned~~ RFR Loans, on such Lender’s ratable share (based on the proportion that its Multicurrency Revolving Commitment bears to the aggregate Multicurrency Revolving Commitments, or if the Multicurrency Revolving Commitments have been terminated, based upon the proportion that its Multicurrency Revolving Credit Exposure bears to the Aggregate Multicurrency Revolving Credit Exposure) of the daily average aggregate Stated Amount of such Multicurrency Letters of Credit, payable in arrears (i) on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Closing Date, and (ii) on the later of such Multicurrency Revolving Lender’s Termination Date and the last date on which all Multicurrency Letter of Credits that were outstanding on such Multicurrency Revolving Lender’s Termination Date are terminated;

(vii) To Wells Fargo, for its own account in its capacity as the Issuing Lender, the fronting fee required under the Wells Fargo Fee Letter to be paid to Wells Fargo with respect to each Letter of Credit issued for the account of the Borrower, in the amounts due and at the times due as required by the terms thereof; and

(viii) To the Issuing Lender, for its own account, such commissions, transfer fees and other fees and charges incurred in connection with the issuance and administration of each Letter of Credit issued for the account of the Borrower as are customarily charged from time to time by the Issuing Lender for the performance of such services in connection with similar letters of credit, or as may be otherwise agreed to by the Issuing Lender, but without duplication of amounts payable under Section 2.9(a)(vii).

2.10 Interest Periods. Concurrently with the giving of a Notice of Borrowing of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans or Notice of Conversion/Continuation in respect of any Borrowing comprised of Base Rate Loans to be converted into, or Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans to be continued as, Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, the Borrower shall have the right to elect, pursuant to such notice, the interest period (each, an “Interest Period”) to be applicable to such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan, which Interest Period shall, at the option of the Borrower, be a one-~~, three- or six-month period (or, in the case of a Eurocurrency Rate Loan denominated in Canadian Dollars, a one-, two-~~ or three-month period); provided, however, that:

(i) all Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans comprising a single Borrowing shall at all times have the same Interest Period;

(ii) the initial Interest Period for any Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan shall commence on the date of the Borrowing of such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan (including the date of any continuation of, or conversion into, such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan), and each successive Interest Period applicable to such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan shall commence on the day on which the next preceding Interest Period applicable thereto expires;

(iii) there shall be no more than 10 separate Interest Periods at any one time (for which purpose Interest Periods shall be deemed to be separate even if they are coterminous);

(iv) if any Interest Period otherwise would expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless such next succeeding Business Day falls in another calendar month, in which case such Interest Period shall expire on the next preceding Business Day;

(v) the Borrower may not select any Interest Period that expires after the Maturity Date;

(vi) if any Interest Period begins on a day for which there is no numerically corresponding day in the calendar month during which such Interest Period would otherwise expire, such Interest Period shall expire on the last Business Day of such calendar month;

(vii) the Borrower may not select any Interest Period (and consequently, no Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan shall be made) if an Event of Default shall have occurred and be continuing at the time of such Notice of Borrowing or Notice of Conversion/Continuation with respect to any Borrowing; and

(viii) no tenor that has been removed from this definition pursuant to Section 2.15(h)(iv)~~]~~ shall be available for specification in any Notice of Borrowing or Notice of Conversion/Continuation.

2.11 Conversions and Continuations.

(a) General. The Borrower shall have the right, on any Business Day occurring on or after the Closing Date, to elect to (i) convert at any time, subject to the notice requirements herein, all or any portion of any outstanding Base Rate Loans into one or more ~~Eurocurrency Rate Loans or, after the USD LIBOR Transition Date, RFR~~Term SOFR Loans, (ii) ~~in the case of a Eurocurrency Rate Loan or Term RFR Loan denominated in Dollars,~~ upon the expiration of any Interest Period therefor, (A) convert all or any part of any ~~such~~ outstanding ~~Eurocurrency Rate Loans or~~ Term ~~RFR Loans~~SOFR Loan into Base Rate Loans or (B) continue any ~~such~~Term SOFR Loans as Term SOFR Loans, (iii) upon the expiration of any Interest Period therefor, continue any Eurocurrency Rate Loans as Eurocurrency Rate Loans ~~or Term RFR Loans as Term RFR Loans, (iii) in the case of a Daily Simple RFR Loan denominated in Dollars, upon the occurrence of the interest payment date therefor pursuant to Section 2.8(c), (A) convert all or any part of any such outstanding Daily Simple RFR Loans into Base Rate Loans or (B) continue any such Daily Simple RFR Loans as Daily Simple RFR Loans, (iv) in the case of a Eurocurrency Rate Loan or Term RFR Loan denominated in any Foreign Currency, upon the expiration of any Interest Period, continue any such Eurocurrency Rate Loans as Eurocurrency Rate Loans or Term RFR Loans as Term RFR Loans and (e) in the case of a Daily Simple RFR Loan denominated in any Foreign Currency, upon~~, (iv) upon the occurrence of the interest payment date therefor pursuant to Section 2.8(c), continue any ~~such~~ Daily Simple RFR Loans as Daily Simple RFR Loans; provided that (t) Borrowings of a Class may only be continued as or converted into a Borrowing of the same Class, (u) a Borrowing denominated in one Currency may not be continued as, or converted to, a Borrowing in a different Currency, (v) a Borrowing of Eurocurrency Rate Loans or RFR Loans denominated in a Foreign Currency may not be converted to a Borrowing of a different Type, (w) any such conversion of ~~Eurocurrency Rate Loans or~~ Term ~~RFR~~SOFR Loans into Base Rate Loans shall involve an aggregate principal amount of not less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof; any such conversion of Base Rate Loans into Term SOFR Loans, or the continuation of, any Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans shall involve an aggregate principal amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof; ~~any such conversion of Daily Simple RFR Loans into Base Rate Loans, or continuation of, Daily Simple RFR Loans shall involve an aggregate principal amount of not less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof~~ and no partial conversion of ~~Eurocurrency Rate Loans or~~ Term ~~RFR~~SOFR Loans made pursuant to a single Borrowing shall reduce the outstanding principal amount of such ~~Eurocurrency Rate Loans or~~ Term ~~RFR~~SOFR Loans to less than $5,000,000 or to any greater amount not an integral multiple of $1,000,000 in excess thereof, (x) except as otherwise provided in Section 2.15(f), ~~Eurocurrency Rate Loans and~~ Term ~~RFR~~SOFR Loans may be converted into Base Rate Loans only on the last day of the Interest Period applicable thereto (and, in any event, if a ~~Eurocurrency Rate Loan or~~ Term ~~RFR~~SOFR Loan is converted into a Base Rate Loan on any day other than the last day of the Interest Period applicable thereto, the Borrower will pay, upon such conversion, all amounts required under Section 2.17 to be paid as a consequence thereof), (y) no such conversion or continuation shall be permitted with regard to any Swingline Loans and (z) no conversion of Base Rate Loans into ~~Eurocurrency Rate Loans or~~ Term ~~RFR~~SOFR Loans or continuation of Eurocurrency Rate Loans or ~~Term~~ RFR Loans shall be permitted during the continuance of an Event of Default.

(b) Procedure. The Borrower shall make each such election by giving the Administrative Agent written notice (i) not later than 12:00 noon, Charlotte, North Carolina time, three ~~Eurocurrency Banking~~RFR Business Days prior to the intended effective date of any conversion of Base Rate Loans into ~~Eurocurrency Rate~~Term SOFR Loans, or any continuation of ~~Eurocurrency Rate~~Term SOFR Loans ~~denominated in Dollars,~~ (ii) not later than 12:00 noon, Charlotte, North Carolina time, four Eurocurrency Banking Days prior to the intended effective date of any continuation of Eurocurrency Rate Loans ~~denominated in a Foreign Currency~~, (iii) not later than 12:00 noon, Charlotte, North Carolina time, one Business Day prior to the intended effective date of any conversion of ~~Eurocurrency Rate~~Term SOFR Loans ~~denominated in Dollars~~ into Base Rate Loans and (iv) not later than 12:00 noon, Charlotte, North Carolina time at least five ~~(5)~~ RFR Business Days before the day on which a proposed conversion or continuation of a RFR Loan denominated in a Foreign Currency is to be effective. Each such notice (each, a “Notice of Conversion/Continuation”) shall be irrevocable, shall be given in the form of Exhibit B-3 and shall specify (x) the date of such conversion or continuation (which shall be a ~~Eurocurrency Banking Day or RFR~~ Business Day~~, as applicable~~), (y) in the case of a conversion into, or a continuation of, Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, the Interest Period to be applicable thereto, and (z) the aggregate amount, Class, Currency and Type of the Loans being converted or continued. Upon the receipt of a Notice of Conversion/Continuation, the Administrative Agent will promptly notify each applicable Lender of the proposed conversion or continuation. If the Borrower fails to deliver a timely Notice of Conversion/Continuation with respect to a Daily Simple RFR Loan prior to the interest payment date therefor pursuant to Section 2.8(c), then, unless such RFR Loan is repaid as provided herein, the Borrower shall be deemed to have selected that such RFR Loan shall automatically be converted to an Base Rate Loan denominated in Dollars (in an amount equal to the Dollar Amount of the applicable Foreign Currency~~, if applicable~~) as of such interest payment date. If the Borrower fails to deliver a timely Notice of Conversion/Continuation with respect to a Eurocurrency Rate Loan or a Term ~~RFR~~SOFR Loan prior to the end of the Interest Period therefor, then, unless such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan, as applicable, is repaid as provided herein, the Borrower shall be deemed to have selected that such Eurocurrency Rate Loan or Term ~~RFR~~SOFR Loan, as applicable, shall automatically be continued for an Interest Period of one month. If the Borrower requests a conversion to, or continuation of, a Eurocurrency Rate Loan or a Term ~~RFR~~SOFR Loan, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

2.12 Method of Payments; Computations; Apportionment of Payments.

(a) Payments by Borrower. All payments by the Borrower hereunder shall be made without setoff, counterclaim or other defense, in the applicable Currency and in Same Day Funds to the Administrative Agent, for the account of the Lenders entitled to such payment or the Administrative Agent, the Multicurrency Agent, the Issuing Lender or the Swingline Lenders, as

the case may be (except as otherwise expressly provided herein as to payments required to be made directly to the Lenders) at its Payment Office prior to 1:00 p.m., Local Time, on the date payment is due. Any payment made as required hereinabove, but after 1:00 p.m., Local Time, shall be deemed to have been made on the next succeeding Business Day. If any payment falls due on a day that is not a Business Day, then such due date shall be extended to the next succeeding Business Day (except that in the case of Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans to which the provisions of Section 2.10(iv) are applicable, such due date shall be the next preceding Business Day), and such extension of time shall then be included in the computation of payment of interest, fees or other applicable amounts.

(b) Distributions by Administrative Agent. The Administrative Agent will distribute to the Lenders like amounts relating to payments made to the Administrative Agent for the account of the Lenders as follows: (i) if the payment is received by 1:00 p.m., Local Time, in Same Day Funds, the Administrative Agent will make available to each relevant Lender on the same date, by wire transfer of Same Day Funds, such Lender’s ratable share of such payment (based on the percentage that the amount of the relevant payment owing to such Lender bears to the total amount of such payment owing to all of the relevant Lenders), and (ii) if such payment is received after 1:00 p.m., Local Time, or in other than Same Day Funds, the Administrative Agent will make available to each such Lender its ratable share of such payment by wire transfer of Same Day Funds on the next succeeding Business Day (or in the case of uncollected funds, as soon as practicable after collected). If the Administrative Agent shall not have made a required distribution to the appropriate Lenders as required hereinabove after receiving a payment for the account of such Lenders, the Administrative Agent will pay to each such Lender, on demand, its ratable share of such payment with interest thereon at the Overnight Rate for each day from the date such amount was required to be disbursed by the Administrative Agent until the date repaid to such Lender.

(c) Payment Reliance. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each Lender, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

(d) Computations. All computations of interest and fees hereunder (including computations of the Eurocurrency Reserve Percentage) shall be made on the basis of a year consisting of (i) in the case of interest on Base Rate Loans based on the prime commercial lending rate of the Person serving as the Administrative Agent and Multicurrency Revolving Loans or Multicurrency Swingline Loans denominated in Sterling or Canadian Dollars, 365/366 days, as the case may be, or (ii) in all other instances, 360 days; and in each case under (i) and (ii) above, with regard to the actual number of days (including the first day, but excluding the last day) elapsed, except that interest on Loans denominated in any Foreign Currency as to which market practice differs from the foregoing shall be computed in accordance with market practice for such Loans.

(e) Application after Acceleration. Notwithstanding any other provision of this Agreement or any other Credit Document to the contrary, all amounts collected or received by the Administrative Agent or any Lender after acceleration of the Loans pursuant to Section 8.2 shall be applied as follows:

(i) first, to the payment of all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and consultants’ fees irrespective of whether such fees are allowed as a claim after the occurrence of a Bankruptcy Event) of the Administrative Agent in connection with enforcing the rights of the Lenders under the Credit Documents;

(ii) second, to the payment of any fees owed to the Administrative Agent hereunder or under any other Credit Document;

(iii) third, to the payment of all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and consultants’ fees irrespective of whether such fees are allowed as a claim after the occurrence of a Bankruptcy Event) of each of the Lenders in connection with enforcing its rights under the Credit Documents or otherwise with respect to the Obligations owing to such Lender;

(iv) fourth, to the payment of all of the Obligations consisting of accrued fees and interest (including fees incurred and interest accruing at the then applicable rate after the occurrence of a Bankruptcy Event irrespective of whether a claim for such fees incurred and interest accruing is allowed in such proceeding);

(v) fifth, to the payment of the outstanding principal amount of the Obligations (including the payment of any outstanding Reimbursement Obligations and the obligation to cash collateralize Letter of Credit Exposure);

(vi) sixth, to the payment of all other Obligations and other obligations that shall have become due and payable under the Credit Documents and not repaid; and

(vii) seventh, to the payment of the surplus (if any) to whomever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (x) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category, and (y) all amounts shall be apportioned ratably among the Lenders in proportion to the amounts of such principal, interest, fees or other Obligations owed to them respectively pursuant to clauses (iii) through (vii) above.

2.13 Recovery of Payments.

(a) From Borrower. The Borrower agrees that to the extent the Borrower makes a payment or payments to or for the account of the Administrative Agent, the Issuing Lender or any Lender, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any Debtor Relief Law (whether as a result of any demand, settlement, litigation or otherwise), then, to the extent of such payment or repayment, the Obligation intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been received.

(b) From Lenders. If any amounts distributed by the Administrative Agent to any Lender are subsequently returned or repaid by the Administrative Agent to the Borrower, its representative or successor in interest, or any other Person, whether by court order, by settlement approved by the Lender in question, or pursuant to applicable Requirements of Law, such Lender will, promptly upon receipt of notice thereof from the Administrative Agent, pay the Administrative Agent such amount. If any such amounts are recovered by the Administrative Agent from the Borrower, its representative or successor in interest or such other Person, the Administrative Agent will redistribute such amounts to the Lenders on the same basis as such amounts were originally distributed.

2.14 Pro Rata Treatment.

(a) General. Except in the case of Swingline Loans, all fundings, continuations and conversions of Loans of any Class, and the funding of any Pre-Closing Funded Amount, shall be made by the Lenders pro rata on the basis of their respective Commitments of such Class (in the case of the funding of Loans of such Class pursuant to Section 2.2 or any Pre-Closing Funded Amount pursuant to Section 2.23) or on the basis of their respective outstanding Loans of such Class (in the case of continuations and conversions of Loans of such Class pursuant to Section 2.11, or in the event the Commitments for Loans of such Class have expired or have been terminated), as the case may be from time to time. All payments on account of principal of or interest on any Loans, fees or any other Obligations owing to or for the account of any one or more Lenders shall be apportioned ratably among such Lenders in proportion to the amounts of such principal, interest, fees or other Obligations owed to them respectively, other than payments to a Lender in connection with the reduction of such Lender’s Commitment pursuant to Section 2.18.

(b) Sharing of Payments. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other Obligations hereunder resulting in such Lender’s receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such Obligations greater than its pro rata share thereof as provided herein, (other than payments to such Lender in connection with the reduction of such Lender’s Commitment pursuant to Section 2.18), then the Lender receiving such greater proportion shall (i) notify the Administrative Agent of such fact and (ii) purchase (for cash at face value) participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that (x) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and

(y) the provisions of this Section 2.14 shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans, Swingline Loans or Letters of Credit to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 2.14(b) shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or similar law, any Lender receives a secured claim in lieu of a setoff to which this Section 2.14(b) applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 2.14(b) to share in the benefits of any recovery on such secured claim.

2.15 Increased Costs; Change in Circumstances; Illegality.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except the reserve requirement reflected in the Adjusted Eurocurrency Rate) or the Issuing Lender;

(ii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the Issuing Lender or (with respect to Eurocurrency Rate Loans) the London or other applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein, excluding costs or expenses to the extent reflected in the Adjusted Eurocurrency Rate;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of continuing, converting, making or maintaining any Loan (or of maintaining its obligation to continue, convert or make any such Loan) by an amount deemed by such Lender or such other Recipient to be material, or to increase the cost to such Lender, the Issuing Lender or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit) by an amount deemed by such Lender, the Issuing Lender or such other Recipient to be material, or to reduce the amount of any sum received or receivable by such Lender, the Issuing Lender or such other Recipient hereunder (whether of principal, interest or any other amount) by an amount deemed by such Lender, the Issuing Lender or such other Recipient to be material, then, upon request of such Lender, the Issuing Lender or such other Recipient, the Borrower will pay to such Lender, the Issuing Lender or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the Issuing Lender or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender or the Issuing Lender determines that any Change in Law affecting such Lender or the Issuing Lender or any Lending Office of such Lender or such Lender’s or the Issuing Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Lender’s capital or on the capital of such Lender’s or the Issuing Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Lender, to a level below that which such Lender or such Issuing Lender or such Lender’s or the Issuing Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Lender’s policies and the policies of such Lender’s or the Issuing Lender’s holding company with respect to capital adequacy and liquidity) by an amount deemed by such Lender or the Issuing Lender, as the case may be, to be material, then from time to time the Borrower will pay to such Lender or the Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Lender or such Lender’s or the Issuing Lender’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender or the Issuing Lender (which shall set forth the basis for such amount and the calculation thereof in reasonable detail) setting forth the amount or amounts necessary to compensate such Lender or Issuing Lender or its respective holding company, as specified in Section 2.15(a) or 2.15(b), and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or the Issuing Lender, as the case may be, the amount shown as due on any such certificate within 15 Business Days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender or the Issuing Lender to demand compensation pursuant to the foregoing provisions of this Section 2.15 shall not constitute a waiver of such Lender’s or the Issuing Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or the Issuing Lender pursuant to the foregoing provisions of this Section 2.15 for any increased costs incurred or reductions suffered more than 180 days prior to the date that such Lender or the Issuing Lender, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

(e) ~~Inadequacy or Indeterminacy.~~

(e) ~~(i)~~ Inadequacy or Indeterminacy. Subject to Section 2.15(h), in connection with any RFR Loan or~~, on and after the USD LIBOR Transition Date, any Base~~ Eurocurrency Rate Loan, a request therefor, a conversion to or a continuation thereof or otherwise, if for any reason (~~A~~i) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that (x) if Daily Simple RFR is utilized in any calculations hereunder or under any other Credit Document with respect to any Obligations, interest, fees, commissions or other amounts, ~~“~~reasonable and adequate means do not exist for ascertaining Daily Simple RFR~~” cannot be determined~~ pursuant to the definition thereof or (y) if Adjusted Term ~~RFR~~SOFR or a Eurocurrency Rate is utilized in any calculations hereunder or under any other Credit Document with respect to any Obligations, interest, fees, commissions or other amounts, ~~“Term RFR” cannot be determined pursuant to the definition thereof~~as applicable, reasonable and adequate means do not exist for ascertaining Adjusted Term SOFR or such Eurocurrency Rate, as applicable, for the applicable Currency and the applicable Interest Period with respect to a proposed Term SOFR Loan or Eurocurrency Rate Loan, as applicable, on or prior to the first day of ~~any~~such Interest Period ~~or~~, (~~B~~ii) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that a fundamental change has occurred in the foreign exchange or interbank markets with respect to an applicable Foreign Currency (including changes in national or international financial, political or economic conditions or currency exchange rates or exchange controls), (iii) with respect to any Eurocurrency Rate Loan, the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that deposits are not being offered in the applicable Currency to banks in the London or other applicable offshore interbank market for the applicable Currency, amount or Interest Period of such Eurocurrency Rate Loan, or (iv) the Required Lenders shall determine (which determination shall be conclusive and binding absent manifest error) that (x) if Daily Simple RFR is utilized in any calculations hereunder or under any other Credit Document with respect to any Obligations, interest, fees, commissions or other amounts, Daily Simple RFR does not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans or (y) if Adjusted Term SOFR or a Eurocurrency Rate is utilized in any calculations hereunder or under any other Credit Document with respect to any Obligations, interest, fees, commissions or other amounts, Adjusted Term SOFR or such Eurocurrency Rate, as applicable, does not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans during the applicable Interest Period and, in the case of (x) or (y), the Required Lenders have provided notice of such determination to the Administrative Agent, then, in each case, the Administrative Agent shall promptly give notice thereof to the Borrower. Upon notice thereof by the Administrative Agent to the Borrower, ~~(A)~~ any obligation of the Lenders to make RFR Loans ~~in~~or Eurocurrency Rate Loans, as applicable, in each such Currency, and any right of the Borrower to convert any Loan in each such Currency (if applicable) to or continue any Loan as an RFR Loan or a Eurocurrency Rate Loan, as applicable, in each such Currency, shall be suspended (to the extent of the affected RFR Loans or Eurocurrency Rate Loans or, in the case of Term ~~RFR~~SOFR Loans or Eurocurrency Rate Loans, the affected Interest Periods) until the Administrative Agent ~~revokes such notice and (B) if such determination affects the calculation of Base Rate, the Administrative Agent shall during the period of such suspension compute Base Rate without reference to clause (c) of the definition of “Base Rate” until the Administrative Agent~~(with respect to clause (iv), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (A) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of RFR Loans or

Eurocurrency Rate Loans in each such affected Currency (to the extent of the affected RFR Loans or Eurocurrency Rate Loans or, in the case of ~~a~~ Term ~~RFR~~SOFR Loans or Eurocurrency Rate Loans, the affected Interest Periods) or, failing that, (I) in the case of any request for a borrowing of an affected ~~RFR~~Term SOFR Loan ~~in Dollars~~, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (II) in the case of any request for a borrowing of an affected RFR Loan or Eurocurrency Rate Loan in a Foreign Currency, then such request shall be ineffective and (B)(I) any outstanding affected ~~RFR~~Term SOFR Loans ~~denominated in Dollars~~ will be deemed to have been converted into Base Rate Loans ~~immediately or, in the case of Term RFR Loans,~~ at the end of the applicable Interest Period and (II) any outstanding affected ~~RFR~~ Loans denominated in a Foreign Currency, at the Borrower’s election, shall either (1) be converted into Base Rate Loans denominated in Dollars (in an amount equal to the Dollar Amount of such Foreign Currency) immediately or, in the case of ~~Term RFR~~Eurocurrency Rate Loans, at the end of the applicable Interest Period or (2) be prepaid in full~~, together with accrued interest thereon (subject to Section 2.8(d)),~~ immediately or, in the case of ~~Term RFR~~Eurocurrency Rate Loans, at the end of the applicable Interest Period; provided that if no election is made by the Borrower by the date that is the earlier of (x) three ~~(3)~~ Business Days after receipt by the Borrower of such notice or~~, in the case of Term RFR Loans,~~ (y) with respect to a Eurocurrency Rate Loan the last day of the current Interest Period ~~for the applicable RFR Loan, if earlier~~, the Borrower shall be deemed to have elected clause (~~1~~I) above. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest (except with respect to any prepayment or conversion of a Daily Simple RFR Loan) on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.17.

~~(ii) Subject to Section 2.15(h), if, for any reason (x) on or prior to the first day of any Interest Period with respect to a Eurocurrency Rate Loan or (y) prior to the USD LIBOR Transition Date, on any day with respect to a Base Rate Loan, in connection with a request therefor, a conversion to or a continuation thereof or otherwise, (A) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that deposits are not being offered to banks in the London or other applicable offshore interbank market for the applicable Currency, amount and Interest Period of such Loan (or, with respect to any Base Rate Loan, for a one month term), (B) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that a fundamental change has occurred in the foreign exchange or interbank markets with respect to the applicable Foreign Currency (including changes in national or international financial, political or economic conditions or currency exchange rates or exchange controls), (C) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that reasonable and adequate means do not exist for the ascertaining the Adjusted Eurocurrency Rate for such Currency and Interest Period, including because the Screen Rate for the applicable Currency is not available or published on a current basis, or (D) the Required Lenders shall determine (which determination shall be conclusive and binding absent manifest error) that the Adjusted Eurocurrency Rate does not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans during such Interest Period and shall have provided notice of such determination to the Administrative Agent, then the Administrative Agent shall promptly give notice thereof to the Borrower. Thereafter, until the Administrative Agent notifies the Borrower~~

that ~~such circumstances no longer exist, (x) any obligation of the Lenders to make Eurocurrency Rate Loans in each such Currency, and any right of the Borrower to convert any Loan in each such Currency (if applicable) or continue any Loan as a Eurocurrency Rate Loan is each such Currency (in each case, to the extent of the affected Eurocurrency Rate Loans or Interest Periods), shall be suspended and (I) any outstanding affected Eurocurrency Rate Loans denominated in Dollars will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period and (II) any outstanding affected Eurocurrency Rate Loans denominated in a Foreign Currency, at the Borrower’s election, shall either (A) be converted into Base Rate Loans denominated in Dollars (in an amount equal to the Dollar Amount of such Foreign Currency) at the end of the applicable Interest Period or (B) be prepaid in full, together with accrued interest thereon (subject to Section 2.8(d)), at the end of the applicable Interest Period; provided that if no election is made by the Borrower by the date that is three (3) Business Days after receipt by the Borrower of such notice or, in the case of Eurocurrency Rate Loans, the last day of the current Interest Period for the applicable Eurocurrency Rate Loan, if earlier, the Borrower shall be deemed to have elected clause (A) above, and (y) if such determination pursuant to this section affects the calculation of Base Rate, the Administrative Agent shall during the period of such suspension compute Base Rate without reference to clause (c) of the definition of “Base Rate”. Upon any such prepayment or conversion, the Borrower shall also pay any additional amounts required pursuant to Section 2.17~~.

(f) Illegality. Notwithstanding any other provision in this Agreement, if, at any time after the date hereof and from time to time, the introduction of, or any change in, any applicable law or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, shall make it unlawful or impossible for any of the Lenders (or any of their respective Lending Offices) to honor its obligations hereunder to make or maintain any Daily Simple RFR Loan, Term ~~RFR~~SOFR Loan or Eurocurrency Rate Loan, or to determine or charge interest based upon any applicable RFR, Daily Simple RFR, the Term ~~RFR,~~SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, the Eurocurrency Rate or the Adjusted Eurocurrency Rate, such Lender shall promptly give notice thereof to the Administrative Agent and the Administrative Agent shall promptly give notice to the Borrower and the other Lenders (an “Illegality Notice”). Thereafter, until each affected Lender notifies the Administrative Agent and the Administrative Agent notifies the Borrower that ~~such~~the circumstances giving rise to such determination no longer exist, (i) any obligation of the Lenders to make RFR Loans or Eurocurrency Rate Loans, as applicable, in the affected Currency or Currencies, and any right of the Borrower to convert any Loan denominated in Dollars to ~~an RFR~~a Term SOFR Loan ~~or a Eurocurrency Rate Loan~~ or continue any Loan as an RFR Loan or a Eurocurrency Rate Loan, as applicable, in the affected Currency or Currencies shall be suspended and (ii) if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”~~, in each case until each such affected Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist~~. Upon receipt of ~~such notice, (A)~~an Illegality Notice, the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, (IA) convert all ~~RFR Loans or Eurocurrency~~

~~Rate Loans denominated in Dollars~~Term SOFR Loans to Base Rate Loans or (~~II~~B) convert all RFR Loans or Eurocurrency Rate Loans denominated in an affected Foreign Currency to Base Rate Loans denominated in Dollars (in an amount equal to the Dollar Amount of such Foreign Currency) (in each case, if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”), (~~1~~I) with respect to Daily Simple RFR Loans, on the interest payment date therefor pursuant to Section 2.8(c), if all affected Lenders may lawfully continue to maintain such Daily Simple RFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such Daily Simple RFR Loans to such day or (~~2~~II) with respect to Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, as applicable, to such day, or immediately, if any Lender may not lawfully continue to maintain such Eurocurrency Rate Loans or Term ~~RFR~~SOFR Loans, as applicable, to such day ~~and (B) if necessary to avoid such illegality, the Administrative Agent shall during the period of such suspension compute the Base Rate without reference to clause (c) of the definition of “Base Rate”, in each case until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon Daily Simple RFR, Term RFR, the Eurocurrency Rate or Adjusted Eurocurrency Rate, as applicable~~. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest (except with respect to any prepayment or conversion of a Daily Simple RFR Loan) on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.17.

(g) Similar Treatment. Notwithstanding the foregoing Sections 2.15(a), 2.15(b), and 2.15(f), no Lender or Recipient shall impose any costs specified therein or make any request for compensation pursuant thereto (or be entitled to any such additional costs) unless such Lender or Recipient is then generally imposing such cost upon or requesting such compensation from borrowers that are financial institutions in connection with similar credit facilities containing similar provisions and at the time of such request certifies to the Borrower to the effect of the foregoing.

(h) Benchmark Replacement Setting.

~~(i) Benchmark Replacement.~~

~~(A) Notwithstanding anything to the contrary herein or in any other Credit Document, if the USD LIBOR Transition Date has occurred prior to the Reference Time in respect of any setting of the Adjusted Eurocurrency Rate for Dollars, then (x) if a Benchmark Replacement is determined in accordance with clause (b)(1) or (b)(2) of the definition of “Benchmark Replacement” for the USD LIBOR Transition Date, such Benchmark Replacement will replace the then-current Benchmark with respect to Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Dollars for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b)(3) of the definition of “Benchmark Replacement” for the USD LIBOR~~

~~Transition Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.~~

(i) ~~(B)~~ Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event ~~or an Other Benchmark Rate Election, as applicable,~~ with respect to any Benchmark, the Administrative Agent and the Borrower may amend this Agreement to replace such Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event ~~or an Other Benchmark Rate Election, as applicable,~~ will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section  ~~2.15(h)(i)(B)~~2.15(h)(i) will occur prior to the applicable Benchmark Transition Start Date.

(C) ~~Notwithstanding anything to the contrary herein or in any other Credit Document and subject to the proviso below in this paragraph, if a Term RFR Transition Date has occurred prior to the Reference Time in respect of any setting of the then-current Benchmark consisting of a Daily Simple RFR (including a Daily Simple RFR implemented as a Benchmark Replacement pursuant to Section 2.15(h)(i)(A) or Section  2.15(h)(i)(B)) for the applicable Currency, then the applicable Benchmark Replacement will replace such Benchmark for all purposes hereunder or under any Credit Document in respect of such Benchmark for the applicable Currency setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document; provided that this clause (C) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term RFR Notice with respect to the applicable Term RFR Transition Event. For the avoidance of doubt, the Administrative Agent shall not be required to deliver a Term RFR Notice after a Term RFR Transition Event and may elect or not elect to do so in its sole discretion~~.

(ii) Benchmark Replacement Conforming Changes. In connection with the use, administration adoption or implementation of a Benchmark Replacement, the Administrative Agent, in consultation with the Borrower, will have the right to make ~~Benchmark Replacement~~ Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such ~~Benchmark Replacement~~ Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (A) the implementation of any Benchmark Replacement and (B) the effectiveness of any ~~Benchmark Replacement~~ Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.15(h)(iv). Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.15(h), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 2.15(h).

(iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if any then-current Benchmark is a term rate (including ~~any~~the Term ~~RFR or Adjusted Eurocurrency Rate~~SOFR Reference Rate, EURIBOR, TIBOR, or CDOR) and either (I1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (~~II~~2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will ~~be no longer~~not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to clause (A) above either (I1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (~~II)~~2) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (A) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of RFR Loans or Eurocurrency Rate Loans, in each case, to be made, converted or continued during any Benchmark Unavailability Period denominated in the applicable Currency and, failing that, (~~A)(~~I) in the case of any request for any affected ~~RFR Loans or a Eurocurrency Rate Loans, in each case, denominated in Dollars~~Term SOFR Loans, if applicable, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (II) in the case of any request for any affected RFR Loan or Eurocurrency Rate Loan, in each case, in a Foreign Currency, if applicable, then such request shall be ineffective and (B)(I) any outstanding affected ~~RFR Loans or Eurocurrency Rate Loans, in each case, denominated in Dollars~~Term SOFR Loans, if applicable, will be deemed to have been converted into Base Rate Loans ~~immediately or, in the case of Term RFR Loans or Eurocurrency Rate Loans,~~ at the end of the applicable Interest Period and (II) any outstanding affected RFR Loans or Eurocurrency Rate Loans, in each case, denominated in a Foreign Currency, at the Borrower’s election, shall either ~~(A)~~(1) be converted into Base Rate Loans denominated in Dollars (in an amount equal to the Dollar Amount of such Foreign Currency) immediately or, in the case of ~~Term RFR Loans or~~ Eurocurrency Rate Loans, at the end of the applicable Interest Period or ~~(B)~~(2) be prepaid in full immediately or, in the case of ~~Term RFR Loans or~~ Eurocurrency Rate Loans, at the end of the applicable Interest Period; provided that, with respect to any Daily Simple RFR Loan, if no election is made by the Borrower by the date that is three (3) Business Days after receipt by the Borrower of such notice, the Borrower shall be deemed to have elected clause ~~(A)~~(1) above; provided, further that, with respect to any Eurocurrency Rate Loan ~~or Term RFR Loan~~, if no election is made by the Borrower by the earlier of (x) the date that is three (3) Business Days after receipt by the Borrower of such notice and (y) the last day of the current Interest Period for the applicable Eurocurrency Rate Loan ~~or Term RFR Loan~~, the Borrower shall be deemed to have elected clause (1) above. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest (except with respect to any prepayment or conversion of a Daily Simple RFR Loan) on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.17. During a Benchmark Unavailability Period with respect to any Benchmark or at any time that a tenor for any then-current Benchmark is not an Available Tenor, the component of the Base Rate based upon the then-current Benchmark that is the subject of such Benchmark Unavailability Period or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

2.16 Taxes.

(a) Issuing Lender. For purposes of this Section 2.16, the term “Lender” includes any Issuing Lender.

(b) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.16) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) Payment of Other Taxes by the Borrower. The Borrower (without duplication of Section 2.16(b)) shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent or such other Recipient timely reimburse it for the payment of, any Other Taxes.

(d) Indemnification by the Borrower. The Borrower shall ~~severally~~ indemnify each Recipient, within 10 Business Days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.16) payable or paid by such Recipient (whether directly or pursuant to Section 2.16(e)) or required to be withheld or deducted from a payment to such Recipient and any reasonable out-of-pocket expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability (which shall be in reasonable detail) delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Primary Administrative Agent or Backup Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. The Primary Administrative Agent, Backup Administrative Agent and each Lender agrees to cooperate with any reasonable request made by the Borrower in respect of a claim of a refund in respect of Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.16(d) if (i) the Borrower has agreed in writing to pay all of the Primary Administrative Agent’s, Backup Administrative Agent’s or such Lender’s reasonable out-of-pocket costs and expenses relating to such claim, (ii) the Primary Administrative Agent, Backup Administrative Agent or such Lender determines, in its good faith judgment, that it would not be disadvantaged, unduly burdened or prejudiced as a result of such claim and (iii) the Borrower furnishes, upon request of the Primary Administrative Agent, Backup Administrative Agent or such Lender, an opinion of tax counsel (such opinion and such counsel to be reasonably acceptable to the Primary Administrative Agent, Backup Administrative Agent or such Lender) to the effect that such Indemnified Taxes were wrongly or illegally imposed. This Section 2.16(d) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it reasonably deems confidential) to the Borrower or any other Person.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Primary Administrative Agent and the Backup Administrative Agent, within 10 Business Days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Primary Administrative Agent or the Backup Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(f) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Primary Administrative Agent or the Backup Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Primary Administrative Agent or the Backup Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Primary Administrative Agent and the Backup Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Primary Administrative Agent or the Backup Administrative Agent to such Lender from any other source against any amount due to the Primary Administrative Agent or the Backup Administrative Agent under this Section 2.16(e).

(f) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 2.16, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Status of Lenders.

(i) Any Lender that is entitled to an exemption from, or reduction in the rate of, the imposition, deduction or withholding of any Indemnified Taxes with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without imposition, deduction or withholding of such Indemnified Taxes or at a reduced rate. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.16(g)(ii)(A), 2.16(g)(ii)(B) or 2.16(g)(ii)(D)) shall not be required if such Lender is not legally able to complete, execute and submit such documentation.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, executed copies of IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner of a payment received under any of the Credit Documents, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Credit Document would be subject to Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.16(g)(ii)(D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) Treatment of Certain Refunds. If any party determines, in its reasonable discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.16 (including by the payment of additional amounts pursuant to this Section 2.16) or that it has obtained, utilized and retained a Tax credit or relief which is attributable to such indemnity payment or additional amount, it shall pay to the indemnifying party an amount equal to such refund or the amount of such credit or relief (but only to the extent of indemnity payments made under this Section 2.16 with respect to the Taxes giving rise to such refund, credit or relief), net of all reasonable out-of-pocket expenses of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund, credit or relief). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.16(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay an amount in respect of such refund, credit or relief to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.16(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.16(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund, credit or relief had never been paid. This Section 2.16(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it reasonably deems confidential) to the indemnifying party or any other Person.

(i) [Reserved].

(j) Survival. Each party’s obligations under this Section 2.16 shall survive the resignation or replacement of the Primary Administrative Agent or the Backup Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.17 Compensation. The Borrower will compensate each Lender upon demand for all losses, expenses and liabilities (including any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds or from any fees payable) that such Lender may incur or sustain (i) if for any reason (other than a default by such Lender) a Borrowing or continuation of, or conversion into, a RFR Loan or an Eurocurrency Rate Loan to the Borrower does not occur on a date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation given by the Borrower, (ii) if any repayment, prepayment or conversion of any Term ~~RFR~~SOFR Loan or Eurocurrency Rate Loan occurs on a date other than the last day of an Interest Period applicable thereto (including as a consequence of any assignment made pursuant to Section 2.18(a), a repayment made pursuant to Section 2.18(c) or any acceleration of the maturity of the Loans pursuant to Section 8.2), (iii) if any repayment, prepayment or conversion of any Daily Simple RFR Loan occurs on a date other than on the interest payment date therefor pursuant to Section 2.8(c), (iv) if any prepayment of any RFR Loan or Eurocurrency Rate Loan to the Borrower is not made on any date specified in a notice of prepayment given by the Borrower (including any notice that is thereafter revoked in accordance with Section 2.7(a)) or (v) as a consequence of any other failure by the Borrower to make any payments with respect to any RFR Loan or Eurocurrency Rate Loan to the Borrower when due hereunder. Calculation of all amounts payable to a Lender under this Section 2.17 in respect of Eurocurrency Rate Loans shall be made as though such Lender had actually funded its relevant Eurocurrency Rate Loan in the London or other applicable offshore interbank market for such Currency, whether or not such Eurocurrency Rate Loan was in fact so funded; provided, however, that each Lender may fund its Eurocurrency Rate Loans in any manner it sees fit and the foregoing assumption shall be utilized only for the calculation of amounts payable under this Section 2.17. A certificate (which shall be in reasonable detail) showing the bases for the determinations set forth in this Section 2.17 by any Lender as to any additional amounts payable pursuant to this Section 2.17 shall be submitted by such Lender to the Borrower either directly or through the Administrative Agent. Determinations set forth in any such certificate made in good faith for purposes of this Section 2.17 of any such losses, expenses or liabilities shall be conclusive absent manifest error.

2.18 Replacement or Removal of Lenders; Mitigation of Costs.

(a) Replacement of Lenders. The Borrower may, at any time at its sole expense and effort, require any Lender (i) that has requested compensation from the Borrower under Sections 2.15(a) or 2.15(b) or payments from the Borrower under Section 2.16, or (ii) the obligation of which to make or maintain Loans has been suspended under Section 2.15(f) or (iii) that is a Defaulting Lender or a Non-Consenting Lender, in any case upon notice to such Lender and the Administrative Agent, to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.6), all of its interests, rights and obligations (other than its existing rights to payments pursuant to Section 2.15 or 2.16~~) and obligations~~ or, in the case of any ICE Benchmark Non-Consenting Lender, its interests, rights and obligations with respect to any portion of its Commitment that is simultaneously reduced to zero in accordance with Section 2.18(c) as described in Section 2.18(d)) under this Agreement and the related Credit Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Administrative Agent shall have received the assignment fee specified in Section 10.6(b)(iv), which fee shall be payable by the Borrower or such assignee;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and any funded participations in Letters of Credit and Swingline Loans not refinanced through the Borrowing of Revolving Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any amounts under Section 2.17) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a request for compensation under Section 2.15(a) or 2.15(b) or payments required to be made pursuant to Section 2.16, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) [Reserved];

(v) in the case of an assignment of the interests, rights and obligations under this Agreement and the related Credit Documents of a Non-Consenting Lender, such assignee shall have approved (or shall approve) such consent, waiver or amendment that resulted in the Non-Consenting Lender becoming a Non-Consenting Lender; and

(vi) such assignment does not conflict with applicable Requirements of Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

(b) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.15(a) or 2.15(b), or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, or if any Lender gives a notice pursuant to Section 2.15(f), then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15(a), 2.15(b) or 2.16, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 2.15(f), as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(c) Removal of Lenders. The Borrower may, at any time at its sole expense and effort, permanently reduce to zero the Commitment of any Lender that is an ICE Benchmark Non-Consenting Lender (as defined below) (and thereby reduce the aggregate Commitments of the applicable Class by the amount of such reduction), and upon such reduction of its Commitment, such ICE Benchmark Non-Consenting Lender shall cease to be a Lender under this Agreement and shall have no rights or obligations under this Agreement or any other Credit Document (other than any right or obligation that expressly survives a termination of the Commitment); provided that:

(i) no such permanent reduction shall be made if, immediately after giving effect thereto (and to any concurrent repayment or prepayment of the Loans by the Borrower and any reallocation of unfunded Letter of Credit Exposure (after giving effect to any Cash Collateral) and Swingline Exposure pursuant to Section 2.18(c)(iv)), (A) the aggregate Revolving Credit Exposure of the applicable Class would exceed the aggregate Commitments of the applicable Class at such time, (B) the Dollar Revolving Credit Exposure of any Dollar Revolving Lender would exceed its Dollar Revolving Commitment at such time or (C) the Multicurrency Revolving Credit Exposure of any Multicurrency Revolving Lender would exceed its Multicurrency Revolving Commitment at such time;

(ii) on the date of such reduction, such ICE Benchmark Non-Consenting Lender shall have received payment of an amount equal to the outstanding principal of its Loans and any funded participations in Letters of Credit and Swingline Loans not refinanced through the Borrowing of Revolving Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any amounts under Section 2.17) from the Borrower;

(iii) on the date of such reduction, the other Lenders of the applicable Class (except any other ICE Benchmark Non-Consenting Lender whose Commitment is being similarly reduced) and the Borrower shall, through the Administrative Agent, effect payments so that, after giving effect to such payments, any Borrowings of such Class outstanding as of such date are held by the Lenders of the applicable Class on a pro rata basis in accordance with their respective Commitments after giving effect to such reduction, but only to the extent that such reallocation does not cause the Revolving Credit Exposure of any Lender to exceed its Commitment;

(iv) on the date of such reduction, (A) if such ICE Benchmark Non-Consenting Lender is a Dollar Revolving Lender, all or any part of such ICE Benchmark Non-Consenting Lender’s unfunded Dollar Letter of Credit Exposure and Dollar Swingline Exposure shall be reallocated among the Lenders (other than any other ICE Benchmark Non-Consenting Lender whose Commitment is being similarly reduced) that are Dollar Revolving Lenders in accordance with their respective pro rata share of the Dollar Revolving Commitments (calculated without regard to the Dollar Revolving Commitment such ICE Benchmark Non-Consenting Lender or any other ICE Benchmark Non-Consenting Lender whose Commitment is being similarly reduced) but only to the extent that such reallocation does not cause the Dollar Revolving Credit Exposure of any Lender to exceed such Lender’s Dollar Revolving Commitment; and (B) if such ICE Benchmark Non-Consenting Lender is a Multicurrency Revolving Lender, all or any part of such ICE Benchmark Non-Consenting Lender’s unfunded Multicurrency Letter of

Credit Exposure and Multicurrency Swingline Exposure shall be reallocated among the other Lenders that are Multicurrency Revolving Lenders in accordance with their respective pro rata share of the Multicurrency Revolving Commitments (calculated without regard to the Multicurrency Revolving Commitment of such ICE Benchmark Non-Consenting Lender or any other ICE Benchmark Non-Consenting Lender whose Commitment is being similarly reduced), but only to the extent that such reallocation does not cause the Multicurrency Revolving Credit Exposure of any Lender to exceed such Lender’s Multicurrency Revolving Commitment.

“ICE Benchmark Non-Consenting Lender” means any Lender that is a Non-Consenting Lender with respect to any consent or amendment to this Agreement or any other Credit Document requested by the Borrower or the Administrative Agent that would have the effect of (i) replacing the Term SOFR Administrator with the Borrower or a Subsidiary of the Borrower, or (ii) replacing Term SOFR with a forward-looking term rate based on SOFR administered by the Borrower or a Subsidiary thereof.

(d) Notwithstanding anything to the contrary in Sections 2.18(a) and 2.18(c), the Borrower may, with respect to any ICE Benchmark Non-Consenting Lender, exercise its right under Section 2.18(a) to cause such ICE Benchmark Non-Consenting Lender to assign and delegate all of its interests, rights and obligations under this Agreement with respect to less than all of its Commitment so long as the Borrower also exercises its right under Section 2.18(c) to reduce to zero the portion of the Commitment of such ICE Benchmark Non-Consenting Lender that is not so assigned and delegated (and such reduction is effected simultaneously with such assignment and delegation).

2.19 Letters of Credit.

(a) Issuance. Subject to and upon the terms and conditions herein set forth, so long as no Default or Event of Default has occurred and is continuing, the Issuing Lender will, at any time and from time to time on and after the Closing Date and prior to the earlier of (y) the Letter of Credit Maturity Date and (z) the Final Termination Date, and upon request by the Borrower in accordance with the provisions of Section 3.2, (i) in reliance on the agreements of the Dollar Revolving Lenders set forth in Sections 2.19(c) and 2.19(e), issue for the account of the Borrower or any of its Subsidiaries under the Dollar Revolving Commitments one or more irrevocable standby letters of credit denominated in Dollars and in a form customarily used or otherwise approved by the Issuing Lender (collectively with the Existing Letters of Credit, and, in each case, with all amendments, modifications and supplements thereto, substitutions therefor and renewals and restatements thereof, the “Dollar Letters of Credit”) and (ii) in reliance on the agreements of the Multicurrency Revolving Lenders set forth in Sections 2.19(c) and 2.19(e), issue for the account of the Borrower or any of its Subsidiaries under the Multicurrency Revolving Commitments one or more irrevocable standby letters of credit denominated in Dollars or any Foreign Currency and in a form customarily used or otherwise approved by the Issuing Lender (with all amendments, modifications and supplements thereto, substitutions therefor and renewals and restatements thereof, the “Multicurrency Letters of Credit”, and collectively with the Dollar Letters of Credit, the “Letters of Credit”). The Stated Amount of each Letter of Credit shall not be less than $100,000.00 or such lesser amount acceptable to the Issuing Lender (other than with respect to an Existing Letter of Credit). Notwithstanding the foregoing:

(i) no Dollar Letter of Credit shall be issued if, upon issuance, the aggregate Stated Amount of all Dollar Letters of Credit outstanding would exceed the Dollar L/C Commitment;

(ii) no Dollar Letter of Credit shall be issued if the Stated Amount upon issuance when added to the Aggregate Dollar Revolving Credit Exposure, would exceed the aggregate Dollar Revolving Commitments at such time;

(iii) no Multicurrency Letter of Credit shall be issued if, upon issuance, the aggregate Stated Amount of all Multicurrency Letters of Credit outstanding would exceed the Multicurrency L/C Commitment;

(iv) no Multicurrency Letter of Credit shall be issued if the Stated Amount upon issuance when added to the Aggregate Multicurrency Revolving Credit Exposure, would exceed the aggregate Multicurrency Revolving Commitments at such time;

(v) notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, or otherwise will benefit, any Subsidiary of the Borrower, the Borrower shall be obligated to reimburse the Issuing Lender hereunder for any and all drawings under such Letter of Credit (and the Borrower hereby acknowledges that the issuance of Letters of Credit for the benefit of such Persons inures to the benefit of the Borrower and that the Borrower’s business derives substantial benefits from the businesses of such Persons);

(vi) no Letter of Credit shall be issued that by its terms expires later than the Letter of Credit Maturity Date or, in any event, more than one year after its date of issuance; provided, however, that a Letter of Credit may, if requested by the Borrower, provide by its terms, and on terms acceptable to the Issuing Lender, for renewal for successive periods of one year or less (but not beyond the Letter of Credit Maturity Date), unless and until the Issuing Lender shall have delivered a notice of nonrenewal to the beneficiary of such Letter of Credit; and

(vii) the Issuing Lender shall be under no obligation to issue any Letter of Credit if, at the time of such proposed issuance, (A) any order, judgment or decree of any Governmental Authority or arbitrator shall purport by its terms to enjoin or restrain the Issuing Lender from issuing such Letter of Credit, or any Requirement of Law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Lender with respect to such Letter of Credit any restriction or reserve or capital requirement (for which the Issuing Lender is not otherwise compensated) not in effect on the Closing Date, or any unreimbursed loss, cost or expense that was not applicable, in effect or known to the Issuing Lender as of the Closing Date and that the Issuing Lender in good faith deems material to it, (B) the Issuing Lender shall have actual knowledge, or shall have received notice from any Lender, prior to the issuance of such Letter of Credit that one or more of the conditions specified in Section 3.2 are not then satisfied (or have not been waived in writing as required herein) or that the issuance of such Letter of Credit would violate the provisions of Section 2.19(a), (C) with respect to any Dollar Letter of Credit, any Dollar Revolving Lender is at such time a Defaulting Lender hereunder, unless the aggregate Dollar Letter of Credit Exposure of such Lender has been reallocated pursuant to Section 2.21(a)(iv) and any amount not reallocated has been cash collateralized pursuant to Section 2.21(a)(v) or the Issuing Lender has entered into other satisfactory arrangements with the Borrower or such Lender to eliminate the Issuing Lender’s risk with respect to such Lender, or (D) with respect to any Multicurrency Letter of Credit, any Multicurrency Revolving Lender is at such time a Defaulting Lender hereunder, unless the aggregate Multicurrency Letter of Credit Exposure of such Lender has been reallocated pursuant to Section 2.21(a)(iv) and any amount not reallocated has been cash collateralized pursuant to Section 2.21(a)(v) or the Issuing Lender has entered into other satisfactory arrangements with the Borrower or such Lender to eliminate the Issuing Lender’s risk with respect to such Lender.

(b) Notices. Whenever the Borrower desires the issuance of a Letter of Credit, the Borrower will give the Issuing Lender written notice with a copy to the Administrative Agent not later than 12:00 noon, Charlotte, North Carolina time, three Business Days (or such shorter period as is acceptable to the Issuing Lender in any given case) prior to the requested date of issuance thereof. Each such notice (each, a “Letter of Credit Notice”) shall be irrevocable, shall be given in the form of Exhibit B-4 and shall specify (i) the requested date of issuance, which shall be a Business Day, (ii) whether the Letter of Credit shall be a Dollar Letter of Credit or a Multicurrency Letter of Credit, (iii) the requested Stated Amount and expiry date of the Letter of Credit, and (iv) the name and address of the requested beneficiary or beneficiaries of the Letter of Credit. The Borrower will also complete any application procedures and documents reasonably required by the Issuing Lender in connection with the issuance of any Letter of Credit. Upon its issuance of any Letter of Credit, the Issuing Lender will promptly notify the Administrative Agent of such issuance, and the Administrative Agent will give prompt notice thereof to each Dollar Revolving Lender or Multicurrency Revolving Lender, as applicable. The renewal or extension of any outstanding Letter of Credit shall, for purposes of this Section 2.19, be treated in all respects as the issuance of a new Letter of Credit.

(c) Participations. Immediately upon the issuance of any Dollar Letter of Credit or Multicurrency Letter of Credit, the Issuing Lender shall be deemed to have sold and transferred to each Dollar Revolving Lender or Multicurrency Revolving Lender, respectively, and each Dollar Revolving Lender or Multicurrency Revolving Lender, as applicable, shall be deemed irrevocably and unconditionally to have purchased and received from the Issuing Lender, without recourse or warranty (except for the absence of Liens thereon created, incurred or suffered to exist by, through or under the Issuing Lender), an undivided interest and participation, pro rata (based on the proportion that its Dollar Revolving Commitment bears to the aggregate Dollar Revolving Commitments or its Multicurrency Revolving Commitment bears to the aggregate Multicurrency Revolving Commitments, as applicable, at such time, or if the Dollar Revolving Commitments or Multicurrency Revolving Commitments, as applicable, have been terminated, based on the proportion that its Dollar Revolving Commitment bears to the aggregate Dollar

Revolving Commitments or its Multicurrency Revolving Commitment bears to the aggregate Multicurrency Revolving Commitments, as applicable, in each case immediately prior to the termination thereof, giving effect to any subsequent assignments), in such Letter of Credit, each drawing made thereunder and the obligations of the Borrower under this Agreement with respect thereto and any guaranty pertaining thereto; provided, however, that the fees relating to Letters of Credit described in Sections 2.9(a)(vii) and 2.9(a)(viii) shall be payable directly to the Issuing Lender as provided therein, and the other Revolving Lenders shall have no right to receive any portion thereof. In consideration and in furtherance of the foregoing, (i) each Dollar Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Lender, such Dollar Revolving Lender’s pro rata share (determined as provided above) of each Dollar Reimbursement Obligation not reimbursed by the Borrower on the date due as provided in Section 2.19(d) or through the Borrowing of Dollar Revolving Loans as provided in Section 2.19(e) (because the conditions set forth in Section 3.2 cannot be satisfied, or for any other reason), or of any reimbursement payment required to be refunded to the Borrower for any reason, and (ii) each Multicurrency Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Lender, such Multicurrency Revolving Lender’s pro rata share (determined as provided above) of each Multicurrency Reimbursement Obligation not reimbursed by the Borrower on the date due as provided in Section 2.19(d) or, with respect to a Multicurrency Letter of Credit denominated in Dollars, through the Borrowing of Multicurrency Revolving Loans as provided in Section 2.19(e) (because the conditions set forth in Section 3.2 cannot be satisfied, or for any other reason), or of any reimbursement payment required to be refunded to the Borrower for any reason. Upon any change in the Commitments of any of the Revolving Lenders, with respect to all outstanding Letters of Credit and Reimbursement Obligations there shall be an automatic adjustment to the applicable participations pursuant to this Section 2.19(c) to reflect the new pro rata shares of the assigning Revolving Lender and the assignee. Each Lender’s obligation to make payment to the Issuing Lender pursuant to this Section 2.19(c) shall be absolute and unconditional and shall not be affected by any circumstance whatsoever, including the termination of the Dollar Revolving Commitments or Multicurrency Revolving Commitments or the existence of any Default or Event of Default, and each such payment shall be made without any offset, abatement, reduction or withholding whatsoever. In the event any applicable Lender fails to make available to the Administrative Agent the amount of such Lender’s participation as provided in this Section 2.19(c), the Issuing Lender shall be entitled to recover such amount on demand from such Lender, together with interest thereon for each day from the date such amount is required to be made available for the account of the Issuing Lender until the date such amount is made available to the Issuing Lender at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the Issuing Lender in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Issuing Lender in connection with the foregoing.

(d) Reimbursement. The Borrower hereby agrees to reimburse the Issuing Lender by making payment to the Administrative Agent, for the account of the Issuing Lender, in Same Day Funds, for any payment made by the Issuing Lender under any Letter of Credit issued for the account of the Borrower or its Subsidiaries (each such amount so paid until reimbursed, together with interest thereon payable as provided hereinbelow, with respect to a Dollar Letter of Credit, a “Dollar Reimbursement Obligation”, and with respect to a Multicurrency Letter of Credit, a “Multicurrency Reimbursement Obligation”, each a “Reimbursement Obligation”) immediately upon, and in any event on the same Business Day as, the making of such payment by the Issuing Lender if notice thereof is received prior to 11:00 a.m., Charlotte, North Carolina time or the Business Day following the date of such notice if notice is received after such time or on a day that is not a Business Day (provided that any such Reimbursement Obligation shall be deemed timely satisfied (but nevertheless subject to the payment of interest thereon as provided hereinbelow) if such payment is not received from the Borrower in accordance with the foregoing and is satisfied pursuant to a Borrowing of Dollar Revolving Loans or Multicurrency Revolving Loans, as applicable, made on the date of such payment by the Issuing Lender, as set forth more completely in Section 2.19(e)), together with interest on the amount so paid by the Issuing Lender, to the extent not reimbursed prior to 2:00 p.m., Charlotte, North Carolina time, on the date of such payment or disbursement, for the period from the date of the respective payment to the date the Reimbursement Obligation created thereby is satisfied, (i) at the Base Rate plus the Applicable Percentage as in effect from time to time during such period with respect to Dollar Letters of Credit and Multicurrency Letters of Credit denominated in Dollars and (ii) at the Adjusted ~~LIBOR~~ Market Index Rate with respect to Multicurrency Letters of Credit denominated in any Foreign Currency, in each case, with such interest also to be payable on demand. The Issuing Lender will provide the Administrative Agent and the Borrower with prompt notice of any payment or disbursement made or to be made under any Letter of Credit, although the failure to give, or any delay in giving, any such notice shall not release, diminish or otherwise affect the Borrower’s obligations under this Section 2.19(d) or any other provision of this Agreement. The Administrative Agent will promptly pay to the Issuing Lender any such amounts received by it under this Section 2.19(d).

(e) Payment by Revolving Loans. In the event that the Issuing Lender makes any payment under any Dollar Letter of Credit or Multicurrency Letter of Credit denominated in Dollars and the Borrower shall not have timely satisfied in full its Reimbursement Obligation to the Issuing Lender pursuant to Section 2.19(d), and to the extent that any amounts then held in the Cash Collateral Account established pursuant to Section 2.19(i) shall be insufficient to satisfy such Reimbursement Obligation in full, the Issuing Lender will promptly notify the Administrative Agent, and the Administrative Agent will promptly notify (i) each Dollar Revolving Lender, with respect to any such Dollar Letter of Credit, or (ii) each Multicurrency Revolving Lender, with respect to any such Multicurrency Letter of Credit, of such failure. If the Administrative Agent gives such notice prior to 12:00 noon, Charlotte, North Carolina time, on any Business Day, each Dollar Revolving Lender or Multicurrency Revolving Lender, as applicable, will make available to the Administrative Agent, for the account of the Issuing Lender, its pro rata share (based on the percentage of the aggregate Dollar Revolving Commitments represented by such Lender’s Dollar Revolving Commitment or the percentage of the aggregate Multicurrency Revolving Commitments represented by such Lender’s Multicurrency Revolving Commitment, as applicable) of the amount of such payment on such Business Day in Same Day Funds. If the Administrative Agent gives such notice after 12:00 noon, Charlotte, North Carolina time, on any Business Day, each such Revolving Lender shall make its pro rata share of such amount available to the Administrative Agent on the next succeeding Business Day. If and to the extent any Revolving Lender shall not have so made its pro rata share of the amount of such payment available to the Administrative Agent as set forth above, such Revolving Lender agrees to pay to the Administrative Agent, for the account of the Issuing Lender, forthwith on demand such amount, together with interest thereon at the Federal Funds Rate for each day from such date until the date such amount is paid to the Administrative

Agent. The failure of any Revolving Lender to make available to the Administrative Agent its pro rata share of any payment under any Letter of Credit shall not relieve any other Revolving Lender of its obligation hereunder to make available to the Administrative Agent its pro rata share of any payment under any Letter of Credit on the date required, as specified above, but no Revolving Lender shall be responsible for the failure of any other Revolving Lender to make available to the Administrative Agent such other Revolving Lender’s pro rata share of any such payment. Each such payment by a Revolving Lender under this Section 2.19(e) of its pro rata share of an amount paid by the Issuing Lender shall constitute a Dollar Revolving Loan or Multicurrency Revolving Loan, as applicable, by such Revolving Lender (the Borrower being deemed to have given a timely Notice of Borrowing therefor) and shall be treated as such for all purposes of this Agreement; provided that for purposes of determining the aggregate Unutilized Dollar Revolving Commitments or aggregate Unutilized Multicurrency Revolving Commitments, as applicable, immediately prior to giving effect to the application of the proceeds of such Revolving Loans, the applicable Reimbursement Obligation being satisfied thereby shall be deemed not to be outstanding at such time. Each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section 2.19(e) shall be absolute and unconditional and shall not be affected by any circumstance whatsoever, including the failure of the amount of such Borrowing of Revolving Loans to meet the minimum Borrowing amount specified in Section 2.2(b); provided, however, that each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section 2.19(e) is subject to the conditions set forth in Section 3.2 (other than delivery by the Borrower of a Notice of Borrowing).

(f) Payment to Revolving Lenders. Whenever the Issuing Lender receives a payment in respect of a Reimbursement Obligation as to which the Administrative Agent has received, for the account of the Issuing Lender, any payments from the Dollar Revolving Lenders or the Multicurrency Revolving Lenders pursuant to Section 2.19(c), the Issuing Lender will promptly pay to the Administrative Agent, and the Administrative Agent will promptly pay to each Dollar Revolving Lender or Multicurrency Revolving Lender, as applicable, that has paid its pro rata share thereof, in Same Day Funds, an amount equal to such Dollar Revolving Lender’s or Multicurrency Revolving Lender’s, as applicable, ratable share (based on the proportionate amount funded by such Dollar Revolving Lender to the aggregate amount funded by all Dollar Revolving Lenders or the proportionate amount funded by such Multicurrency Revolving Lender to the aggregate amount funded by all Multicurrency Revolving Lenders, as applicable) of such Reimbursement Obligation.

(g) Existing Letters of Credit. The Borrower and the Lenders agree that, on and as of the Closing Date, each Existing Letter of Credit issued for the account of the Borrower or any of its Subsidiaries will be deemed continued for the account of such Person under this Agreement as a Dollar Letter of Credit issued pursuant to this Section 2.19.

(h) Obligations Absolute. The Reimbursement Obligations of the Borrower shall be irrevocable, shall remain in effect until the Issuing Lender shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit, and shall be absolute and unconditional, shall not be subject to counterclaim, setoff or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including any of the following circumstances:

(i) any lack of validity or enforceability of this Agreement, any of the other Credit Documents or any documents or instruments relating to any Letter of Credit;

(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations in respect of any Letter of Credit or any other amendment, modification or waiver of or any consent to departure from any Letter of Credit or any documents or instruments relating thereto, in each case whether or not the Borrower has notice or knowledge thereof;

(iii) the existence of any claim, setoff, defense or other right that the Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Primary Administrative Agent, the Backup Administrative Agent, the Issuing Lender, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated hereby or any unrelated transactions (including any underlying transaction between the Borrower and the beneficiary named in any such Letter of Credit);

(iv) any draft, certificate or any other document presented under the Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect (provided that such draft, certificate or other document appears on its face to comply with the terms of such Letter of Credit), any errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, facsimile or otherwise, or any errors in translation or in interpretation of technical terms;

(v) any defense based upon the failure of any drawing under a Letter of Credit to conform to the terms of such Letter of Credit (provided that any draft, certificate or other document presented pursuant to such Letter of Credit appears on its face to comply with the terms thereof), any nonapplication or misapplication by the beneficiary or any transferee of the proceeds of such drawing or any other act or omission of such beneficiary or transferee in connection with such Letter of Credit;

(vi) the exchange, release, surrender or impairment of any collateral or other security for the Obligations;

(vii) the occurrence of any Default or Event of Default; or

(viii) any other circumstance or event whatsoever, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower or any guarantor.

Any action taken or omitted to be taken by the Issuing Lender under or in connection with any Letter of Credit, if taken or omitted in the absence of gross negligence or willful misconduct, shall be binding upon the Borrower and each Lender and shall not create or result in any liability of the Issuing Lender to the Borrower or any Lender. It is expressly understood and agreed that, for purposes of determining whether a wrongful payment under a Letter of Credit resulted from the Issuing Lender’s gross negligence or willful misconduct, (i) the Issuing Lender’s acceptance of documents that appear on their face to comply with the terms of such Letter of Credit, without responsibility for further investigation, regardless of any notice or information to the contrary, (ii) the Issuing Lender’s exclusive reliance on the documents presented to it under such Letter of Credit as to any and all matters set forth therein, including the amount of any draft presented under such Letter of Credit, whether or not the amount due to the beneficiary thereunder equals the amount of such draft and whether or not any document presented pursuant to such Letter of Credit proves to be insufficient in any respect (so long as such document appears on its face to comply with the terms of such Letter of Credit), and whether or not any other statement or any other document presented pursuant to such Letter of Credit proves to be forged or invalid or any statement therein proves to be inaccurate or untrue in any respect whatsoever, and (iii) any noncompliance in any immaterial respect of the documents presented under such Letter of Credit with the terms thereof shall, in each case, be deemed not to constitute gross negligence or willful misconduct of the Issuing Lender.

(i) Cash Collateral Account. At any time and from time to time (i) after the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the direction or with the consent of (A) with respect to any Dollar Letter of Credit, the Required Dollar Revolving Lenders, or (B) with respect to any Multicurrency Letter of Credit, the Required Multicurrency Revolving Lenders, shall, require the Borrower to deliver to the Administrative Agent such additional amount of cash in Same Days Funds as is equal to 100% of the aggregate Stated Amount of all Letters of Credit at any time outstanding for the account of the Borrower or its Subsidiaries (whether or not any beneficiary under any Letter of Credit shall have drawn or be entitled at such time to draw thereunder) and (ii) in the event of a prepayment under Section 2.6(b), the Administrative Agent will retain such amount as may then be required to be retained, such amounts to be held by the Administrative Agent in a cash collateral account (the “Cash Collateral Account”). The Borrower hereby grants to the Administrative Agent, for the benefit of the Issuing Lender, the Dollar Revolving Lenders and the Multicurrency Revolving Lenders, a Lien upon and security interest in the Cash Collateral Account and all amounts held therein from time to time as security for Letter of Credit Exposure, and for application to the Borrower’s Reimbursement Obligations as and when the same shall arise. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest on the investment of such amounts in Cash Equivalents, which investments shall be made at the direction of the Borrower (unless an Event of Default shall have occurred and be continuing, in which case the determination as to investments shall be made at the option and in the discretion of the Administrative Agent), amounts in the Cash Collateral Account shall not bear interest. Interest and profits, if any, on such investments shall accumulate in such account. In the event of a drawing, and subsequent payment by the Issuing Lender, under any Letter of Credit at any time during which any amounts are held in the Cash Collateral Account, the Administrative Agent will deliver to the Issuing Lender an amount equal to the Reimbursement Obligation created as a result of such payment (or, if the amounts so held are less than such Reimbursement Obligation, all of such amounts) to reimburse the Issuing Lender therefor. Any amounts remaining in the Cash Collateral Account (including interest) after the expiration of all Letters of Credit and reimbursement in full of the Issuing Lender for all of its obligations thereunder shall be held by the Administrative Agent, for the benefit of the Borrower to be applied against the Obligations of the Borrower in such order and manner as the Administrative Agent may direct. If the Borrower is required to provide Cash Collateral pursuant to Section 2.6(b), such amount (including interest), to the extent not applied as aforesaid, shall be returned to the Borrower on demand; provided that, after giving effect to such return, (i) the Aggregate Dollar Revolving Credit Exposure would not exceed the aggregate Dollar Revolving Commitments at such time, (ii) the Aggregate Multicurrency Revolving Credit Exposure would not exceed the aggregate Multicurrency Revolving Commitments at such time and (iii) no Default or Event of Default shall have occurred and be continuing at such time. If the Borrower is required to provide Cash Collateral as a result of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been waived.

(j) The Issuing Lender. The Issuing Lender shall act on behalf of the Dollar Revolving Lenders with respect to any Dollar Letters of Credit issued by it and the documents associated therewith and shall act on behalf of the Multicurrency Revolving Lenders with respect to any Multicurrency Letters of Credit issued by it and the documents associated therewith, and, in each case, the Issuing Lender shall have all of the rights, benefits and immunities (a) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by it in connection with Letters of Credit issued by it or proposed to be issued by it and any documents pertaining to such Letters of Credit as fully as if the term “Administrative Agent” as used in Article IX included the Issuing Lender with respect to such acts or omissions, and (b) as additionally provided herein with respect to the Issuing Lender.

(k) Effectiveness. Notwithstanding any termination of the Commitments or repayment of the Loans, or both, the obligations of the Borrower under this Section 2.19 shall remain in full force and effect until the Issuing Lender, the Dollar Revolving Lenders and the Multicurrency Revolving Lenders shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit.

2.20 Increase in Commitments.

(a) General. From time to time on and after the ~~Tenth~~Twelfth Amendment Effective Date and prior to the Final Termination Date, the Borrower may, upon at least 15 days’ notice to the Administrative Agent (which shall promptly provide a copy of such notice to the Lenders), propose to increase the aggregate amount of the Revolving Commitments of any Class by an amount which (i) is not less than $100,000,000 (or such smaller amount as the Administrative Agent may consent to in its sole discretion) or, if greater, an integral multiple of $10,000,000 in excess thereof, with respect to any such request and (ii) when aggregated with all prior and concurrent increases in the Revolving Commitments of all Classes on and after the ~~Tenth~~Twelfth Amendment Effective Date pursuant to this Section 2.20, is not in excess of $1,000,000,000. The Borrower may increase the aggregate amount of the Revolving Commitments by (x) having another lender or lenders (each, an “Additional Lender”) become party to this Agreement, (y) agreeing with any Lender (with the consent of such Lender in its sole discretion) to increase its Revolving Commitment hereunder (each, an “Increasing Lender”) or (z) a combination of the procedures described in clauses (x) and (y) of this sentence; provided that no Lender shall be obligated to increase its Revolving Commitment without its consent.

(b) Conditions. Any increase in the Revolving Commitments pursuant to this Section 2.20 shall be subject to satisfaction of the following conditions:

(i) The Borrower shall deliver to the Administrative Agent a certificate dated as of the applicable increase date signed by an Authorized Officer of the Borrower certifying and attaching the resolutions adopted by the Borrower approving or consenting to such increase;

(ii) Each of the representations and warranties contained in Article IV qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case on and as of such date of increase with the same effect as if made on and as of such date, both immediately before and after giving effect to such increase (except to the extent any such representation or warranty is expressly stated to have been made as of a specific date, in which case such representation or warranty shall be true and correct as of such date); and

(iii) At the time of such increase, no Default or Event of Default shall have occurred and be continuing or would result from such increase.

(c) Effectiveness. Upon any increase in the amount of the Revolving Commitments pursuant to this Section 2.20 (each, an “Additional Commitment”):

(i) Each Additional Lender or Increasing Lender shall enter into a joinder agreement pursuant to which such Additional Lender and/or Increasing Lender shall, as of the effective date of such increase, undertake an Additional Commitment (or, in the case of an Increasing Lender, pursuant to which such Increasing Lender’s Revolving Commitment shall be increased in the agreed amount on such date) and such Additional Lender shall thereupon become (or, if an Increasing Lender, continue to be) a “Lender” for all purposes hereof.

(ii) The Borrower shall, as applicable, in coordination with the Administrative Agent, repay all outstanding Loans of the affected Class and incur additional Loans of the affected Class from other Lenders of such Class in each case so that the Lenders participate in each Borrowing of such Class pro rata on the basis of their respective Revolving Commitments of such Class (after giving effect to any increase in the Revolving Commitments pursuant to this Section 2.20) and amounts payable under Section 2.17 as a result of the actions required to be taken under this Section 2.20 shall be paid in full by the Borrower; and

(iii) If any such Additional Lender is a Foreign Lender, such Additional Lender shall deliver the forms required by Section 2.16.

2.21 Defaulting Lenders.

(a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and in Section 10.5.

(ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 8.3 shall be applied at such time or times as may be determined by the Administrative Agent as follows:

(A) first, to the payment of any amounts owing by such Defaulting Lender to the Primary Administrative Agent or the Backup Administrative Agent hereunder;

(B) second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Lender or the Swingline Lenders hereunder;

(C) third, to Cash Collateralize the Issuing Lender’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.22;

(D) fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent;

(E) fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the Issuing Lender’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.22;

(F) sixth, to the payment of any amounts owing to the Lenders, the Issuing Lender or the Swingline Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Lender or any Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement;

(G) seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and

(H) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction;

provided that if (x) such payment is a payment of the principal amount of any Loans or obligations in respect of Letters of Credit which such Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 3.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and obligations in respect of Letters of Credit owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or obligations in respect of Letters of Credit owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in Reimbursement Obligations and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments under the applicable Class without giving effect to Section 2.21(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees.

(A) No Defaulting Lender shall be entitled to receive any commitment fee payable pursuant to Section 2.9(a)(iii) or 2.9(a)(iv) for any period during which such Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B) No Defaulting Lender shall be entitled to receive the letter of credit fee pursuant to Sections 2.9(a)(v) and 2.9(a)(vi) for any period during which such Lender is a Defaulting Lender, except to the extent allocable to its ratable share of the Stated Amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.22.

(C) With respect to any letter of credit fee not required to be paid to any Defaulting Lender pursuant to Section 2.21(a)(iii)(B), the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s Letter of Credit Exposure that has been reallocated to such Non-Defaulting Lender pursuant to Section 2.21(a)(iv), (y) pay to the Issuing Lender the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the Issuing Lender’s Fronting Exposure to such Defaulting Lender and (z) not be required to pay the remaining amount of any such fee.

(iv) Reallocation of Participations to Reduce Fronting Exposure. (A) If such Defaulting Lender is a Dollar Revolving Lender, all or any part of such Defaulting Lender’s unfunded Dollar Letter of Credit Exposure and Dollar Swingline Exposure shall be reallocated among the Non-Defaulting Lenders that are Dollar Revolving Lenders in accordance with their respective ratable share of the Dollar Revolving Commitments (calculated without regard to such Defaulting Lender’s Dollar Revolving Commitment) but only to the extent that (x) the conditions set forth in Sections 3.2(b) and 3.2(c) are satisfied at the time of such reallocation as if such reallocation were the making of Dollar Revolving Loans or the issuance of a Dollar Letter of Credit (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the Dollar Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Dollar Revolving Commitment; and (B) if such Defaulting Lender is a Multicurrency Revolving Lender, all or any part of such Defaulting Lender’s unfunded Multicurrency Letter of Credit Exposure and Multicurrency Swingline Exposure shall be reallocated among the Non-Defaulting Lenders that are Multicurrency Revolving Lenders in accordance with their respective ratable share of the Multicurrency Revolving Commitments (calculated without regard to such Defaulting Lender’s Multicurrency Revolving Commitment) but only to the extent that (x) the conditions set forth in Sections 3.2(b) and 3.2(c) are satisfied at the time of such reallocation as if such reallocation were the making of Multicurrency Revolving Loans or the issuance of a Multicurrency Letter of Credit (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the Multicurrency Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Multicurrency Revolving Commitment. Subject to Section ~~10.20~~10.20, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v) Cash Collateral, Repayment of Swingline Loans. If the reallocation described in Section 2.21(a)(iv) cannot, or can only partially, be effected (x) first, the Borrower shall prepay Dollar Swingline Loans or Multicurrency Swingline Loans, as the case may be, in an amount equal to the Swingline Lenders’ Fronting Exposure pro rata based on the Commitments of the Swingline Lenders and (y) second, the Borrower shall Cash Collateralize the Issuing Lender’s Fronting Exposure in accordance with the procedures set forth in Section 2.22, in each case within one Business Day following the written request of the Administrative Agent and without prejudice to any right or remedy available to the Borrower hereunder or under law.

(b) Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swingline Lenders and the Issuing Lender agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Lenders in accordance with the Commitments of the applicable Class (without giving effect to Section 2.21(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided further that (x) except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender, and (y) such Lender shall be obligated to reimburse the other Lenders for any breakage expenses of the type described in Section 2.17 arising as a result of the foregoing.

(c) New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) no Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that there will be no Fronting Exposure after giving effect to such Swingline Loan and (ii) the Issuing Lender shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

2.22 Cash Collateral.

(a) Generally. At any time that there shall exist a Defaulting Lender, within two Business Days following the written request of the Administrative Agent or the Issuing Lender (with a copy to the Administrative Agent), the Borrower shall Cash Collateralize the Issuing Lender’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 2.21(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than such Fronting Exposure.

(b) Grant of Security Interest. Each of the Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of the Issuing Lender, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for the Defaulting Lenders’ obligation to fund participations in respect of obligations in respect of Letters of Credit, to be applied pursuant to Section 2.22(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Lender as herein provided, or that the total amount of such Cash Collateral is less than the Fronting Exposure of the Issuing Lender, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the applicable Defaulting Lender).

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.22 or Section 2.21 in respect of Letters of Credit shall be applied to the satisfaction of the applicable Defaulting Lender’s obligation to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(d) Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce the Issuing Lender’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.22 following (i) the elimination of such Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender) or (ii) the determination by the Administrative Agent and the Issuing Lender that there exists excess Cash Collateral; provided that, subject to Section 2.21, the Person providing Cash Collateral and the Issuing Lender may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations.

2.23 Pre-Funding of Black Knight Acquisition Date Borrowings. Notwithstanding any provision in this Agreement to the contrary, if the Borrower requests a Black Knight Borrowing, the Borrower may make a Pre-Closing Funding Election by specifying such election in the Notice of Borrowing delivered in respect of such Revolving Loans (which Notice of Borrowing shall also specify the anticipated Black Knight Acquisition Date). Such Notice of Borrowing shall be delivered (i) not later than 12:00 noon, Charlotte, North Carolina time, three Eurocurrency Banking Days prior to the Pre-Closing Funding Date, for Revolving Loans to be comprised of Eurocurrency Rate Loans, (ii) not later than 12:00 noon, Charlotte, North Carolina time, on the Pre-Closing Funding Date for Revolving Loans to be comprised of Base Rate Loans and (iii) not later than 12:00 noon, Charlotte, North Carolina time, five (5) RFR Business Days prior to each Borrowing of RFR Loans. If a Pre-Closing Funding Election has been made, subject solely to the satisfaction, or waiver in accordance with the terms of this Agreement, of each of the conditions set forth in Section 3.3 other than the Black Knight Acquisition Related Conditions, each Lender shall, not later than 1:00 p.m., Charlotte, North Carolina time, on the requested Pre-Closing Funding Date set forth in the Notice of Borrowing, fund into the Pre-Closing Funding Account an amount, in immediately available funds, equal to the amount of the Revolving Loan or Revolving Loans to be made by such Lender (such amounts, the “Pre-Closing Funded Amount”) pursuant to the applicable Notice of Borrowing. Each Lender authorizes the Administrative Agent to release all amounts deposited by the Lenders into the Pre-Closing Funding Account and make such funds available to the Borrower on the Black Knight Acquisition Date subject solely to the satisfaction (or waiver in accordance with the terms of this Agreement) of the Black Knight Acquisition Related Conditions, whereupon the Administrative Agent will make the Pre-Closing Funded Amount available to the Borrower in accordance with Section 2.3 and in like funds as received by the Administrative Agent. Interest shall accrue on the Pre-Closing Funded Amount from and including the Pre-Closing Funding Date as if the Pre-Closing Funded Amount had been advanced to the Borrower as one or more Revolving Loans hereunder, and no commitment fees pursuant to Section 2.9(a)(iii) or 2.9(a)(iv) shall accrue on any date on which the Pre-Closing Funded Amount is held in the Pre-Closing Funding Account in respect of the applicable Commitment of any Lender attributable to the portion of the Pre-Closing Funded Amount funded by such Lender. In the event the satisfaction (or waiver in accordance with the terms of this Agreement) of all conditions set forth in Section 3.3 does not occur by 1:00 p.m., Charlotte, North Carolina time, on or before the date that is three Business Days after the anticipated Black Knight Acquisition Date specified in the Notice of Borrowing (or such longer period not to exceed three additional Business Days as may be agreed between the Borrower and the Administrative Agent in the event of a delay in the anticipated Black Knight Acquisition Date) (the “Return Date”), the Pre-Closing Funded Amount shall be returned to the respective Lenders on the Return Date, and the Borrower shall simultaneously therewith pay interest accrued thereon from the Pre-Closing Funding Date to the Return Date, together with any amounts due thereon pursuant to Section 2.17, calculated as if the return of such funds was a prepayment of Loans in an equal principal amount on the Return Date; provided that for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, if the entire Pre-Closing Funded Amount has been returned to the Lenders in accordance with this sentence, the Borrower shall not be prohibited from submitting a subsequent Notice of Borrowing in respect of Revolving Loans to be used to (i) finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (ii) refinance certain existing Indebtedness of Black Knight and its Subsidiaries, and/or (iii) pay fees, costs, commissions and expenses in connection with each of the foregoing, in accordance with Section 2.2 or this Section 2.23. For the avoidance of doubt, (x) the funding of the Pre-Closing Funded Amount shall not constitute a Borrowing of Loans by the Borrower until such amount has been released to the Borrower on the Black Knight Acquisition Date in accordance with this Section 2.23, and (y) any return of the Pre-Closing Funded Amount to the Lenders in accordance with this Section 2.23 shall not constitute a prepayment of any Revolving Loans.

ARTICLE III

CONDITIONS OF BORROWING

3.1 [Reserved].

3.2 Conditions of All Borrowings. The obligation of each Lender to make any Loans hereunder (excluding Revolving Loans made for the purpose of repaying Refunded Swingline Loans pursuant to Section 2.2(e) or for the purpose of paying unpaid Reimbursement Obligations pursuant to Section 2.19(e)), and the obligation of the Issuing Lender to issue, extend, increase or renew any Letters of Credit hereunder, is subject to the satisfaction of the following conditions precedent on the relevant Borrowing Date:

(a) The Administrative Agent shall have received a Notice of Borrowing in accordance with Section 2.2(b), or (together with the applicable Swingline Lenders) a Notice of Swingline Borrowing in accordance with Section 2.2(d) or (together with the Issuing Lender) a Letter of Credit Notice in accordance with Section 2.19(b), as applicable;

(b) Each of the representations and warranties of the Borrower contained in Article IV (except the representations set forth in Sections 4.5 and 4.8 which shall only be made on the Closing Date) and in the other Credit Documents qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, in each case on and as of such Borrowing Date (including the Closing Date, in the case of the any Loans made on the Closing Date hereunder) or such date of issuance, extension, increase or renewal of a Letter of Credit with the same effect as if made on and as of such date, both immediately before and after giving effect to the Loans to be made or the Letter of Credit to be issued, extended, increased or renewed on such date (except to the extent any such representation or warranty is expressly stated to have been made as of a specific date, in which case such representation or warranty shall be true and correct as of such date); and

(c) No Default or Event of Default shall have occurred and be continuing on such date, both immediately before and after giving effect to the Loans to be made or Letter of Credit to be issued, extended, increased or renewed on such date.

Each giving of a Notice of Borrowing, a Notice of Swingline Borrowing or a Letter of Credit Notice, and the consummation of each Borrowing or issuance, extension, increase or renewal of a Letter of Credit, shall be deemed to constitute a representation by the Borrower that the statements contained in Sections 3.2(b) and 3.2(c) are true, both as of the date of such notice or request and as of the relevant Borrowing Date or date of issuance, extension, increase or renewal.

3.3 Conditions of Borrowing for Black Knight Acquisition. Notwithstanding anything to the contrary contained herein (including in Section 3.2) or in any other Credit Document, the obligation of each Lender (i) to make any Revolving Loans as a portion of a Black Knight Borrowing is subject to the satisfaction (or waiver by the Black Knight Bridge Arrangers) of the following conditions precedent, and only the following conditions precedent, on the Black Knight Acquisition Date, and (ii) to pre-fund any Revolving Loans as a portion of a Black Knight Borrowing on the Pre-Closing Funding Date pursuant to Section 2.23 is subject to the satisfaction (or waiver by the Black Knight Bridge Arrangers) of the following conditions precedent, and only the following conditions precedent (in each case in this clause (ii), other than the Black Knight Acquisition Related Conditions), on the Pre-Closing Funding Date:

(a) The Borrowing of such Loans shall occur on the Black Knight Acquisition Date, which shall be on or before the earlier to occur of (i) the termination or expiration of the Black Knight Acquisition Agreement in accordance with its terms, and (ii) the “Outside Date” (as defined in the Black Knight Acquisition Agreement as in effect on May 4, 2022 as such date may be extended in accordance with the Black Knight Acquisition Agreement as in effect on May 4, 2022;

(b) The ~~Administrative Agent~~Black Knight Bridge Arrangers shall have received a certificate of the chief financial officer of the Borrower as to the solvency of the Borrower and its Subsidiaries, on a consolidated basis, after giving effect to the Black Knight Transactions, in the form of Exhibit F;

(c) Since the date of the Black Knight Acquisition Agreement, ~~no~~there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement);

(d) The Black Knight Acquisition shall have been consummated substantially concurrently with the Borrowing of such Loans, and substantially in accordance with the terms and conditions of the Black Knight Acquisition Agreement without giving effect to any waiver, modification or consent thereunder that is materially adverse to the Lenders or the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers (as reasonably determined by the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers) unless approved by the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers (which approval shall not be unreasonably withheld, conditioned or delayed), it being understood and agreed that, without limiting the generality of the foregoing, (1) any decrease in the Black Knight Acquisition consideration shall not be materially adverse to the Lenders or the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers so long as such decrease is allocated to reduce the Black Knight Borrower Stock Contribution and the Black Knight Bridge Facility on a pro rata, dollar-for-dollar basis, (2) any increase in the purchase price shall not be materially adverse to the Lenders or the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers so long as such increase is funded solely by an increase in the amount of the ~~Capital Stock of the Borrower issued to the equityholders of~~ Black Knight ~~as consideration for the Black Knight Acquisition~~Borrower Stock Contribution and (3) any change to the definition of “Material Adverse Effect” or the “Xerox” provisions shall be deemed to be a modification which is materially adverse to the Lenders and the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers;

(e) The representations and warranties made by or with respect to Black Knight and its Subsidiaries in the Black Knight Acquisition Agreement as are material to the interests of the Lenders (the “Black Knight Acquisition Agreement Representations”) shall be true and correct, but only to the extent that the Borrower or any of its Affiliates has the right to terminate its or its Subsidiaries’ obligations under the Black Knight Acquisition Agreement, or to decline to consummate the Black Knight Acquisition pursuant to the Black Knight Acquisition Agreement, as result of a breach of any such representations and warranties or any such representations and warranties not being accurate (in each case, determined without regard to any notice requirement). The representations and warranties of the Borrower set forth in Sections 4.1(i), 4.1(ii) (but only with respect to the Borrower’s power and authority to execute, deliver and perform the Credit Documents ~~to which it is a party~~), 4.2, 4.3 (but only with respect to clause (i) therein), 4.7, 4.11, 4.12 (but only with respect to the Borrower’s use of proceeds) and 4.13 shall be true and correct in all material respects (except that any representation and warranty qualified as to materiality or Material Adverse Effect shall be true and correct in all respects);

(f) The Black Knight Bridge Arrangers will have received (i) copies of audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the Borrower and its subsidiaries for the three fiscal years most recently ended at least 90 days prior to the Black Knight Acquisition Date (or such lesser time applicable to the Borrower as the annual report deadline under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) and interim unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent quarterly period after the date of the last audited financial statements pursuant to this clause (i) (other than the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Black Knight Acquisition Date (or such lesser time applicable to the Borrower as the quarterly report deadline under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) (it being understood and acknowledged by the Black Knight Bridge Arrangers that the audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the Borrower and its subsidiaries filed with the SEC, as of the date hereof, for the three years ended December 31 2019, 2020 and 2021 and for the three months ended March 31, 2022 satisfy the obligation to provide such financial information for the periods covered by such filings), and (ii) copies of all financial statements of Black Knight delivered to the Borrower pursuant to the Black Knight Acquisition Agreement.

(g) No Event of Default under Section 8.1(a), 8.1(f) or 8.1(g), nor any “event of default” or similar condition under the Black Knight Bridge Facility, the Term Loan Facility, or any other Indebtedness in excess of the Threshold Amount in the aggregate (but only insofar as such “event of default” or similar condition relates to bankruptcy or insolvency, or the nonpayment of principal, interest or fees) shall have occurred and be continuing on such date, both immediately before and immediately after giving effect to the Loans to be made on such date;

(h) On the Black Knight Acquisition Date, after giving effect to the Black Knight Transactions, the obligations of Black Knight and its subsidiaries under that certain Second Amended and Restated Lien Credit and Guaranty Agreement, dated as of March 10, 2021 (as amended, restated, supplemented or otherwise modified from time to time), among Black Knight Infoserv, LLC, a Delaware limited liability company (the “Acquired Company Borrower”), Black Knight Financial Services, LLC, a Delaware limited liability company, each subsidiary of the Acquired Company Borrower from time to time party thereto as guarantors, the lenders from time party thereto, JPMorgan Chase Bank, N.A., as the administrative agent, a swing line lender and a L/C/ issuer, Bank of America, as a swing line lender and a L/C issuer, and U.S. Bank National Association, as a swing line lender a L/C issuer, shall have been repaid in full and all guarantees and security ~~interest~~interests shall have been terminated and released;

(i) The Administrative Agent shall have received a Notice of Borrowing in accordance with Section 2.2(b);

(j) The aggregate principal of such Loans shall not exceed the aggregate Unutilized Commitments at such time (determined without giving effect to such Loans); ~~and~~

(k) All fees and (to the extent invoiced at least two Business Days prior to the Black Knight Acquisition Date) expenses due to the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers, the Administrative Agent and the Lenders required to be paid on the Black Knight Acquisition Date (including the fees and expenses of counsel for the ~~Eleventh Amendment Initial Arranger~~Black Knight Bridge Arrangers and the Administrative Agent) will have been paid.; and

(l) At least 3 Business Days prior to the Black Knight Acquisition Date (or, if a Pre-Closing Funding Election has been made, the Pre-Closing Funding Date), the Borrower will have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation, but only to the extent that the Lenders shall have requested such documentation and other information at least 10 Business Days prior to the Black Knight Acquisition Date (or, if a Pre-Closing Funding Election has been made, the Pre-Closing Funding Date).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

To induce the Primary Administrative Agent, the Backup Administrative Agent, the Issuing Lender and the Lenders to enter into this Agreement and to induce the Lenders to extend the credit contemplated hereby and the Issuing Lender to issue Letters of Credit, the Borrower represents and warrants to the Primary Administrative Agent, the Backup Administrative Agent and the Lenders as follows:

4.1 Corporate Organization and Power. Each of the Borrower and the Guarantors (i) is a corporation or limited company duly organized or formed, validly existing and (in the case of the Borrower or any Domestic Subsidiary) is in good standing under the laws of the jurisdiction of its incorporation, (ii) has the full corporate power and authority to execute, deliver and perform the Credit Documents to which it is or will be a party, to own and hold its property and to engage in its business as presently conducted and (iii) is duly qualified to do business as a foreign corporation or limited company and (in the case of the Borrower or any Domestic Subsidiary) is in good standing in each jurisdiction where the nature of its business or the ownership of its properties requires it to be so qualified, except where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization; Enforceability. Each of the Borrower and the Guarantors has taken all necessary corporate or limited company action to execute, deliver and perform each of the Credit Documents to which it is a party, and has (or on any later date of execution and delivery will have) validly executed and delivered each of the Credit Documents to which it is a party. This Agreement constitutes, and each of the other Credit Documents upon execution and delivery will constitute, the legal, valid and binding obligation of the Borrower and each Guarantor that is a party hereto or thereto, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

4.3 No Violation. The execution, delivery and performance by each of the Borrower and the Guarantors of each of the Credit Documents to which it is a party, and compliance by it with the terms hereof and thereof, do not and will not (i) violate any provision of its articles or certificate of incorporation or formation, its bylaws or operating agreement, or other applicable formation or organizational documents, (ii) contravene any other Requirement of Law applicable to it, (iii) conflict with, result in a breach of or constitute (with notice, lapse of time or both) a default under any indenture, mortgage, lease, agreement, contract or other instrument to which it is a party, by which it or any of its properties is bound or to which it is subject or (iv) result in or require the creation or imposition of any Lien, other than a Permitted Lien, upon any of its properties, revenues or assets; except, in the case of clauses (ii), (iii) and (iv) above, where such violations, conflicts, breaches, defaults or liens, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.4 Governmental and Third-Party Authorization; Permits. No consent, approval, authorization or other action by, notice to, or registration or filing with, any Governmental Authority, Self-Regulatory Organization, or other Person is required as a condition to or otherwise in connection with the due execution, delivery and performance by any of the Borrower or the Guarantors of this Agreement or any of the other Credit Documents to which it is a party or the legality, validity or enforceability hereof or thereof, other than (i) consents, authorizations and filings that have been made or obtained and that are in full force and effect and (ii) consents and filings the failure to obtain or make which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Borrower and each Subsidiary thereof is in good standing with respect to, or has maintained in effect, all governmental approvals, licenses, permits and authorizations necessary to conduct its business as presently conducted and to own or lease and operate its properties, except for those the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.5 Litigation. As of the Closing Date, there are no actions, investigations, suits or proceedings pending or, to the knowledge of the Borrower, threatened, at law, in equity or in arbitration, before any court, other Governmental Authority, Self-Regulatory Organization, arbitrator or other Person, (i) against or affecting the Borrower or any Subsidiary thereof or any of their respective properties that would reasonably be expected to have a Material Adverse Effect, except as set forth in the Form 10-K filed by the Borrower with the SEC on February 14, 2014 (and there have been no material adverse developments since such date in any such actions, investigations, suits or proceedings disclosed in such Form 10-K), or (ii) with respect to this Agreement, any of the other Credit Documents or any of the other transactions contemplated hereby or thereby.

4.6 Full Disclosure. All factual information (other than information of a general economic or industry specific nature) heretofore, contemporaneously or hereafter furnished in writing to the Administrative Agent, any Arranger or any Lender by or on behalf of the Borrower or any Subsidiary thereof pursuant to this Agreement or the other Credit Documents, when taken as a whole, is or will be true and accurate in all material respects on the date as of which such information is dated or certified (or, if such information has been updated, amended or supplemented, on the date as of which any such update, amendment or supplement is dated or certified) and does not or will not omit any material fact necessary to make the statements contained herein and therein, in light of the circumstances under which such information was provided, taken as a whole, not misleading; provided that, with respect to projections, budgets and other estimates, the Borrower represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time.

4.7 Margin Regulations. Neither Borrower is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No proceeds of the Loans will be used, directly or indirectly, to purchase or carry any Margin Stock, to extend credit for such purpose or for any other purpose, in each case that would violate or be inconsistent with Regulations T, U or X or any provision of the Exchange Act.

4.8 No Material Adverse Effect. As of the Closing Date, there has been no Material Adverse Effect since December 31, 2013, and there exists no event, condition or state of facts that would reasonably be expected to result in a Material Adverse Effect.

4.9 Financial Matters.The Borrower has heretofore furnished to the Administrative Agent copies of (i) the audited consolidated balance sheets of the Borrower and its Subsidiaries for the ~~2020~~2021 fiscal year with the related statements of income, stockholders’ equity, comprehensive income and cash flows for the ~~2020~~2021 fiscal year, together with the opinions of Ernst & Young LLP thereon and (ii) the unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of ~~June 30, 2021~~March 31, 2022 with the related statements of income, stockholders’ equity, comprehensive income and cash flows for the fiscal quarter ended on that date. Such financial statements have been prepared in accordance with GAAP and present fairly in all material respects the financial condition of the Borrower and its Subsidiaries on a consolidated basis as of the respective dates thereof and the results of operations of the Borrower and its Subsidiaries on a consolidated basis for the period then ended subject, in the case of clause (ii), to the absence of footnotes and to normal year-end audit adjustments.

4.10 Compliance with Laws. Each of the Borrower and its Subsidiaries has timely filed all material reports, documents and other materials required to be filed by it under all applicable Requirements of Law with any Governmental Authority, has retained all material records and documents required to be retained by it under all applicable Requirements of Law, and is otherwise in compliance with all applicable Requirements of Law in respect of the conduct of its business and the ownership and operation of its properties, including the applicable rules of any Self-Regulatory Organization, except in each case to the extent that the failure to comply therewith, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.11 Investment Company Act. The Borrower is not, nor is the Borrower required to be, registered as an “investment company” under the Investment Company Act of 1940.

4.12 OFAC; Anti-Terrorism Laws.

(a) The Borrower and its Subsidiaries, and, to the best knowledge of the Borrower, its Affiliates and their respective directors, officers and employees have conducted their business in compliance with the Anti-Corruption Laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws in all material respects.

(b) Neither the Borrower nor any Subsidiary, nor, to the best knowledge of the Borrower, its Affiliates and their respective directors, officers and employees, acting or benefiting in any capacity in connection with the extensions of credit made available under this Agreement:

(i) is a Designated Person;

(ii) is a Person that is owned or controlled by a Designated Person;

(iii) is located, organized or resident in a Sanctioned Country; or

(iv) is now engaged in, any material dealings or transactions (1) with any Designated Person or (2) in any Sanctioned Country.

(c) Neither the making of the Loans hereunder nor the use of the proceeds thereof will violate the PATRIOT Act, any Anti-Corruption Laws, the Trading with the Enemy Act, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) or any enabling legislation or executive order relating thereto. The Borrower and each Subsidiary thereof is in compliance in all material respects with the PATRIOT Act and all Anti-Corruption Laws.

4.13 Solvency. In the event (and only in the event) that any Borrowing is requested to be made on the Black Knight Acquisition Date in accordance with Section 3.3, immediately after giving effect to the consummation of the Black Knight Transactions on the applicable Borrowing Date, the Borrower and its Subsidiaries on a consolidated basis will be solvent. For purposes of the preceding sentence, “solvent” means that (i) the fair value of the assets of the Borrower and it is Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its Subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Black Knight Acquisition Date. As of the Black Knight Acquisition Date, immediately after giving effect to the consummation of the Black Knight Transactions, the Borrower does not intend to, and the Borrower does not believe that it or any of its Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such Subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such Subsidiary.

4.14 Certain ERISA Matters. As of the Twelfth Amendment Effective Date the Borrower is not nor will be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments.

ARTICLE V

AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that, until the termination of the Commitments, the termination or expiration of all Letters of Credit and the payment in full in cash of all principal and interest with respect to the Loans and all Reimbursement Obligations together with all fees, expenses and other amounts then due and owing hereunder:

5.1 Financial Statements. The Borrower will deliver to the Administrative Agent on behalf of the Lenders:

(a) As soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year, beginning with the first fiscal quarter of fiscal year 2014, unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of the end of such fiscal quarter and unaudited consolidated statements of income, cash flows and stockholders’ equity for the Borrower and its Subsidiaries for the fiscal quarter then ended and for that portion of the fiscal year then ended, in each case setting forth comparative consolidated figures as of the end of and for the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of notes required by GAAP and subject to normal year-end adjustments) applied on a basis consistent with that of the preceding quarter or containing disclosure of the effect on the financial condition or results of operations of any change in the application of accounting principles and practices during such quarter; provided that any financial statements required to be delivered as set forth above prior to December 31, 2014, shall not be required to contain any comparative consolidated figures; and

(b) As soon as available and in any event within 90 days after the end of each fiscal year, beginning with fiscal year 2014, an audited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year and the related audited consolidated statements of income, cash flows and stockholders’ equity for the Borrower and its Subsidiaries for the fiscal year then ended, including the notes thereto, in each case setting forth comparative consolidated figures as of the end of and for the preceding fiscal year, all in reasonable detail and (with respect to the audited statements) certified by the independent certified public accounting firm regularly retained by the Borrower or another independent certified public accounting firm of recognized national standing reasonably acceptable to the Administrative Agent, together with a report thereon by such accountants that is not qualified as to going concern or scope of audit and to the effect that such financial statements present fairly in all material respects the consolidated financial condition and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods indicated in accordance with GAAP applied on a basis consistent with that of the preceding year or containing disclosure of the effect on the financial condition or results of operations of any change in the application of accounting principles and practices during such year; provided that any financial statements required to be delivered as set forth above prior to December 31, 2014, shall not be required to contain any comparative consolidated figures.

Documents required to be delivered pursuant to Sections 5.1, 5.2(a) or 5.2(b) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower provides notice to the Lenders that such information has been posted on the Borrower’s website on the Internet at https://ir.theice.com/financials/sec-filings/default.aspx, at https://www.sec.gov/edgar/browse/?CIK=1571949&owner=exclude or at another website identified in such notice and accessible by the Lenders without charge; or (ii) on which such documents are posted on the Borrower’s behalf on SyndTrak or another relevant website, if any, to which each of the Administrative Agent and each Lender has access; provided that (x) upon the request of the Administrative Agent or any Lender lacking access to the internet or SyndTrak, the Borrower shall deliver paper copies of such documents to the Administrative Agent or such Lender (until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender) and (y) the Borrower shall notify (which may be by a facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any documents. The Administrative Agent shall have no obligation to request the delivery of, or to maintain copies of, the documents referred to in the proviso to the immediately preceding sentence or to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

5.2 Other Business and Financial Information. The Borrower will deliver to the Administrative Agent and each Lender:

(a) Concurrently with each delivery of the financial statements described in Sections 5.1(a) and 5.1(b), a Compliance Certificate with respect to the period covered by the financial statements being delivered thereunder, executed by a Financial Officer of the Borrower, together with a Covenant Compliance Worksheet reflecting the computation of the financial ~~covenants~~covenant set forth in Article VI as of the last day of the period covered by such financial statements and containing explanatory footnotes of all pro forma adjustments and all adjustments to Consolidated EBITDA;

(b) Promptly upon the sending, filing or receipt thereof, copies of (i) all financial statements, reports, notices and proxy statements that the Borrower shall send or make available generally to its stockholders, (ii) all material regular, periodic and special reports, registration statements and prospectuses (other than on Form S-8) that the Borrower shall render to or file with the SEC and (iii) all press releases (excluding member notes and circulars) made available generally by the Borrower or any Subsidiary thereof to the public concerning material developments in the business of the Borrower and its Subsidiaries; provided that notwithstanding anything to the contrary included in Section 5.1, the Borrower shall be deemed to have given notice to the Administrative Agent and each Lender of the posting on the Borrower’s Internet website of the business and financial information set forth in clauses (i), (ii) or (iii) of this Section 5.2(b) at the time such information is posted thereon and no further notice shall be required to be provided by the Borrower to the Administrative Agent and the Lenders with respect thereto;

(c) Promptly upon (and in any event within five Business Days after) any Responsible Officer of the Borrower obtaining knowledge thereof, written notice of any of the following:

(i) the occurrence of any Default or Event of Default, together with a written statement of a Responsible Officer of the Borrower specifying the nature of such Default or Event of Default;

(ii) the institution or threatened institution of any action, suit, investigation or proceeding against or affecting the Borrower or any of its Subsidiaries, including any such investigation or proceeding by any Governmental Authority or Self-Regulatory Organization (other than routine periodic regular or day-to-day inquiries, communications, investigations or reviews), that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and any material adverse development in any litigation or other proceeding previously reported pursuant to Section 4.5 or this Section 5.2(c)(ii);

(iii) any change in the Debt Ratings;

(iv) any change in the information provided in any Beneficial Ownership Certification previously delivered by the Borrower that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification, if applicable (it being understood that disclosure of any such change in the Borrower’s SEC filings shall be deemed to satisfy the requirements of this Section 5.2(c)(iv)); and

(v) any other matter or event that has, or would reasonably be expected to have, a Material Adverse Effect.

(d) As promptly as reasonably possible, such other information about the business, financial condition, operations or properties of the Borrower or any of its Subsidiaries as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request (except with respect to information relating to communications with any Governmental Authority or Self-Regulatory Organization with jurisdiction over any Regulated Subsidiary).

5.3 Existence; Franchises; Maintenance of Properties. The Borrower will, and will cause each of its Subsidiaries to, (i) maintain and preserve in full force and effect its legal existence, except as expressly permitted otherwise by Section 7.1 or 7.4, (ii) obtain, maintain and preserve in full force and effect all other rights, franchises, licenses, permits, certifications, approvals and authorizations required by Governmental Authorities and Self-Regulatory Organizations necessary to the ownership, occupation or use of its properties or the conduct of its business, except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect, and (iii) keep all material properties in good working order and condition (normal wear and tear and damage by casualty excepted); provided that this Section 5.3 shall not prevent the Borrower or any Subsidiary thereof from discontinuing the operation and the maintenance of any of its properties if such discontinuance, in the judgment of the Borrower, is desirable in or not disadvantageous to the conduct of the business of it and its Subsidiaries.

5.4 Use of Proceeds. The proceeds of the Loans shall be used to provide for working capital and general corporate purposes of the Borrower.

5.5 Compliance with Laws. The Borrower will, and will cause each of its Subsidiaries to, comply in all respects with all Requirements of Law applicable in respect of the conduct of its business and the ownership and operation of its properties, except to the extent the failure so to comply would not reasonably be expected to have a Material Adverse Effect.

5.6 Payment of Taxes. The Borrower will, and will cause each of its Subsidiaries to, pay and discharge all taxes, assessments and governmental charges or levies imposed upon it, upon its income or profits or upon any of its properties, prior to the date on which penalties would attach thereto, and all lawful claims that, if unpaid, would become a Lien (other than a Permitted Lien) upon any of the properties of any such Person except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect; provided, however, that no such Person shall be required to pay any such tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings and as to which such Person is maintaining adequate reserves with respect thereto in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization).

5.7 Insurance. The Borrower will, and will cause each of its Subsidiaries to, maintain with financially sound and reputable insurance companies insurance with respect to its assets, properties and business, against such hazards and liabilities, of such types and in such amounts, as is customarily maintained by companies in the same or similar businesses similarly situated.

5.8 Maintenance of Books and Records; Inspection. The Borrower will, and will cause each of its Subsidiaries to, (i) maintain adequate books, accounts and records, in which full, true and correct entries shall be made of all financial transactions in relation to its business and properties, and prepare all financial statements required under this Agreement, in each case in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization) and in compliance with the requirements of any Governmental Authority or Self-Regulatory Organization having jurisdiction over it, and (ii) permit employees or agents of the Administrative Agent or any Lender to visit and inspect its properties and examine or audit its books, records, working papers and accounts (except with respect to information relating to communications with any Governmental Authority or Self-Regulatory Organization with jurisdiction over any Regulated Subsidiary or which are confidential with respect to members or users of such Regulated Subsidiaries), and make copies and memoranda of them, and to discuss its affairs, finances and accounts with its officers and employees and, upon reasonable notice to the Borrower, the independent public accountants of the Borrower and its Subsidiaries (and by this provision the Borrower authorizes such accountants to discuss the finances and affairs of the Borrower and its Subsidiaries), all at such times and from time to time, upon reasonable notice and during business hours, as may be reasonably requested; provided that (i) all such visits shall be coordinated through the Administrative Agent, (ii) unless a Default or Event of Default exists, no more than one such visit during any fiscal year shall be at the expense of the Borrower, and (iii) when a Default or Event of Default exists, the Administrative Agent may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

5.9 Subsidiary Guarantors.

(a) The Borrower may from time to time, with respect to any Subsidiary of the Borrower, deliver to the Administrative Agent a Subsidiary Guaranty to provide a guaranty of the Obligations, which shall be in a form reasonably acceptable to the Administrative Agent, executed by such Subsidiary of the Borrower. In connection with any such Subsidiary Guaranty, the Borrower will deliver to the Lenders the following items:

(i) an opinion of counsel (who may be in-house counsel for the Borrower) addressed to the Administrative Agent and the Lenders, substantially to the effect that such Subsidiary Guaranty by such Person has been duly authorized, executed and delivered and that such Subsidiary Guaranty constitutes the legal, valid and binding obligation of such Person enforceable in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and addressing such other matters as the Administrative Agent shall reasonably request to the extent permitted by Requirements of Law; and

(ii) (A) a copy of the certificate of incorporation (or other charter documents) of such Subsidiary, certified as of a date that is reasonably acceptable to the Administrative Agent by the applicable Governmental Authority of the jurisdiction of incorporation or organization of such Subsidiary, (B) a copy of the bylaws, articles of association or similar organizational document of such Subsidiary, certified on behalf of such Subsidiary as of a date that is reasonably acceptable to the Administrative Agent by the corporate secretary or assistant secretary of such Subsidiary, (C) an original certificate of good standing, if applicable, for such Subsidiary, issued by the applicable Governmental Authority of the jurisdiction of incorporation or organization of such Subsidiary and (D) copies of the resolutions of the board of directors and, if required, stockholders or other equity owners of such Subsidiary authorizing the execution, delivery and performance of the agreements, documents and instruments executed pursuant to this Section 5.9, certified on behalf of such Subsidiary by an Authorized Officer of such Subsidiary, all in form and substance reasonably satisfactory to the Administrative Agent.

(b) The Lenders agree that any Subsidiary Guarantor shall be automatically released from any Subsidiary Guaranty upon (x) the sale, disposition or transfer of such Subsidiary or its assets in a transaction not prohibited by this Agreement or (y) the written request of the Borrower (including a certification that the following conditions to release have been or will be concurrently satisfied): (i) at the time of such release and discharge and immediately after giving effect thereto, no Default or Event of Default shall exist and (ii) if such Subsidiary Guarantor is NYSE, at the time of such release and discharge, the lowest rating of any issuance by the Borrower of senior, unsecured, long-term indebtedness for borrowed money that, immediately after giving effect to such release and discharge, is not guaranteed by any Person that is not also a Guarantor of the Obligations or subject to any other credit enhancement by Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc. is not less than BBB- and Baa3 respectively.

5.10 Anti-Corruption Laws, OFAC, PATRIOT Act Compliance.

(a) The Borrower shall not, and shall ensure that none of its Subsidiaries will, knowingly use the proceeds of any Loan or Letter of Credit:

(i) for any purpose which would violate the Anti-Corruption Laws;

(ii) to fund, finance or facilitate any activity, business or transaction of or with any Designated Person or in any Sanctioned Country, or otherwise in violation of Sanctions; or

(iii) in any other manner that would result in a material violation of any applicable Sanctions by any Agent, Issuing Lender or Lender.

(b) The Borrower shall not, and shall ensure that none of its Subsidiaries will, use funds or assets obtained from transactions with or otherwise relating to (i) Designated Persons or (ii) any Sanctioned Country, to pay or repay any Obligation.

(c) The Borrower shall, and shall ensure that each of its Subsidiaries will:

(i) conduct its business in compliance with the Anti-Corruption Laws;

(ii) maintain policies and procedures designed to promote and achieve compliance with the Anti-Corruption Laws; and

(iii) have appropriate controls and safeguards in place designed to prevent any proceeds of any extension of credit made hereunder from being used contrary to the representations and undertakings set forth herein.

(d) The Borrower shall, and shall ensure that each of its Subsidiaries will, comply in all material respects with all foreign and domestic laws, rules and regulations (including the Patriot Act, foreign exchange control regulations, foreign asset control regulations and other trade-related regulations).

ARTICLE VI

FINANCIAL COVENANT

The Borrower covenants and agrees that, until the termination of the Commitments, the termination or expiration of all Letters of Credit and the payment in full in cash of all principal and interest with respect to the Loans and all Reimbursement Obligations together with all fees, expenses and other amounts then due and owing hereunder:

6.1 Maximum Total Leverage Ratio. The Total Leverage Ratio as of the last day of any fiscal quarter shall not be greater than the ratio of 3.75 to 1.00; provided, that, if the Black Knight Acquisition Date shall have occurred, the Total Leverage Ratio as of the last day of any fiscal quarter set forth below shall not be greater than the ratio set forth opposite such date below:

Date	Total Leverage Ratio

The last day of each fiscal quarter beginning with the fiscal quarter in which the Black Knight Acquisition Date occurs and ending prior to the First Step Down Date with respect to the Black Knight Acquisition

5.25:1.00
The last day of each of the first and second fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	5.00:1.00
The last day of each of the third and fourth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.75:1.00
The last day of each of the fifth and sixth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.50:1.00
The last day of each of the seventh and eighth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.25:1.00
The last day of each of the ninth and tenth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.00:1.00
The last day of each fiscal quarter ending thereafter	3.75:1.00

provided that (i) at any time after the Eleventh Amendment Effective Date (but subject to clause (iv) below), at the election of the Borrower (the notice of which election shall be given in writing to the Administrative Agent within thirty (30) days after the date on which the relevant Acquisition is consummated), the maximum Total Leverage Ratio shall be increased to 4.25:1.00 in connection with a Qualified Acquisition consummated after the Eleventh Amendment Effective Date, starting with the last day of the fiscal quarter in which such Qualified Acquisition is consummated (a “Qualified Acquisition Election”); provided that the maximum Total Leverage Ratio shall step down to 4.00:1.00 as of the First Step Down Date with respect to such Qualified Acquisition and shall step down to 3.75:1.00 as of the Second Step Down Date with respect to such Qualified Acquisition; (ii) at the election of the Borrower (the notice of which election shall be given in writing to the Administrative Agent within thirty (30) days after the date on which the relevant Acquisition is consummated), the maximum Total Leverage Ratio shall be increased to 4.50:1.00 in connection with any Specified Qualified Acquisition consummated after theEleventh Amendment Effective Date starting with the fiscal quarter in which such Specified Qualified Acquisition is consummated; provided that the maximum Total Leverage Ratio shall step down to 4.25:1.00 as of the First Step Down Date with respect to such Specified Qualified Acquisition, shall step down again to 4.00:1.00 as of the Second Step Down Date with respect to such Specified Qualified Acquisition and shall step down again to 3.75:1.00 at the end of the second full fiscal quarter after the Second Step Down Date with respect to such Specified Qualified Acquisition (a “Specified Qualified Acquisition Election” and, together with any Qualified Acquisition Election, an “Acquisition Election”); (iii) the Borrower may make after the Eleventh Amendment Effective Date (A) no more than two (2) Acquisition Elections and (B) no more than one (1) Specified Qualified Acquisition Election; and (iv)(A) if the Black

Knight Acquisition has not occurred, the Borrower may not make its second Acquisition Election until the earlier of (1) the last day of the first fiscal quarter occurring after the first Acquisition Election as of which the maximum Total Leverage Ratio as of the end of such fiscal quarter must be no greater than 3.75:1:00 and (2) the last day of the first fiscal quarter occurring after the first Acquisition Election as of which the Borrower reports an actual Total Leverage Ratio as of the end of such fiscal quarter equal to or less than 3.50:1.00, and (B) if the Black Knight Acquisition has occurred, (1) the Borrower may not make any Acquisition Election following the Black Knight Acquisition Date until the earlier of (x) the last day of the first fiscal quarter occurring after the Black Knight Acquisition Date as of which the maximum Total Leverage Ratio as of the end of such fiscal quarter must be no greater than 3.75:1:00 and (y) the last day of the first fiscal quarter of the Borrower occurring after the Black Knight Acquisition Date as of which the Borrower reports an actual Total Leverage Ratio as of the end of such fiscal quarter equal to or less than 3.50:1.00, and (2) if the Borrower has made an initial Acquisition Election following the Black Knight Acquisition Date, the Borrower may not make a second Acquisition Election after the Black Knight Acquisition Date until the earlier of (x) the last day of the first fiscal quarter occurring after the first Acquisition Election as of which the maximum Total Leverage Ratio as of the end of such fiscal quarter must be no greater than 3.75:1:00 and (y) the last day of the first fiscal quarter of the Borrower occurring after the first Acquisition Election as of which the Borrower reports an actual Total Leverage Ratio as of the end of such fiscal quarter equal to or less than 3.50:1.00. For the avoidance of doubt, the increase in the maximum Total Leverage Ratio in connection with the Black Knight Acquisition Date shall not be deemed to be an Acquisition Election.

ARTICLE VII

NEGATIVE COVENANTS

The Borrower covenants and agrees that, until the termination of the Commitments, the termination or expiration of all Letters of Credit and the payment in full in cash of all principal and interest with respect to the Loans and all Reimbursement Obligations together with all fees, expenses and other amounts then due and owing hereunder:

7.1 Merger; Consolidation. The Borrower will not, and will not permit or cause any of its Subsidiaries to, liquidate, wind up or dissolve, or enter into any consolidation, amalgamation, merger or other combination, except:

(i) any Subsidiary of the Borrower (other than any Guarantor) may merge, consolidate or amalgamate with, or be liquidated into, (x) the Borrower (so long as the Borrower is the surviving or continuing entity), (y) any other Subsidiary of the Borrower (other than any Guarantor unless the surviving or continuing entity is a Guarantor) or (z) so long as no Event of Default has occurred and is continuing or would result therefrom, any other Person, to the extent such merger, consolidation or amalgamation is not prohibited by Section 7.4 and, if either Person is a Wholly Owned Subsidiary, then the surviving Person is a Wholly Owned Subsidiary;

(ii) so long as no Event of Default has occurred and is continuing or would result therefrom, the Borrower may merge, consolidate or amalgamate with another Person, so long as the Borrower is the surviving entity; ~~and~~

(iii) to the extent not otherwise permitted under the foregoing clauses, any Subsidiary that has sold, transferred or otherwise disposed of all or substantially all of its assets in connection with a transaction permitted under this Agreement and/or no longer conducts any active trade or business may be liquidated, wound up or dissolved or may otherwise cease to exist pursuant to a transaction not prohibited by this Agreement.; and

(iv) the Black Knight Acquisition.

7.2 Subsidiary Indebtedness. The Borrower will not permit or cause any of its Subsidiaries to create, incur, assume or suffer to exist any Indebtedness other than (without duplication):

(i) Indebtedness of any Guarantor in favor of the Administrative Agent and the Lenders incurred under this Agreement and the other Credit Documents;

(ii) accrued expenses (including salaries, accrued vacation and other compensation), current trade or other accounts payable and other current liabilities arising in the ordinary course of business and not incurred through the borrowing of money, in each case to the extent constituting Indebtedness;

(iii) Indebtedness of any Subsidiary of the Borrower owed to the Borrower or any Subsidiary thereof; provided that all secured Indebtedness permitted pursuant to this Section 7.2(iii) that is owed to any Person other than the Borrower or a Guarantor shall be secured by Liens permitted under Section 7.3(xiii);

(iv) Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary from the Federal Reserve Discount Window or other central bank money market operations or other central securities depositories or external custodians or other credit providers in support of, or related to, such Subsidiary’s clearing, depository and settlement business, or matters reasonably related or incidental thereto, to the extent not prohibited by applicable Governmental Authorities; provided that any such Indebtedness is not outstanding for longer than 30 days;

(v) Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary in respect of repurchase agreements, reverse repurchase agreements, sell buy back and buy sell back agreements, securities lending and borrowing agreements and any other similar agreement or transaction (including Hedge Agreements) entered into by such Clearing House Subsidiary in the ordinary course of its clearing, depository and settlement operations, or matters reasonably related or incidental thereto, or in the management of its liabilities; provided that the amount of such Indebtedness outstanding at any time does not exceed the market value of the securities or other assets sold, loaned or borrowed or otherwise subject to such applicable agreement or transaction at such time, as the case may be;

(vi) short-term Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary, or secured by a default insurance policy maintained by or for the benefit of any Clearing House Subsidiary and the proceeds thereof, in respect of any credit facility relating to the clearing, depository and settlement business of such Clearing House Subsidiary, and the purpose of which is to provide funding (A) to satisfy any outstanding obligations of any suspended or defaulted clearing member or participant (or any clearing member or participant that could be declared suspended or defaulted) to any Clearing House Subsidiary as provided in the applicable rules or standardized terms and conditions of the business operated by such Clearing House Subsidiary, (B) with respect to the transfer of positions and related margin from a suspended or defaulted clearing member or participant to another clearing member or participant, (C) to make a transfer in cash in respect of margin or settlement related to such suspended or defaulted clearing member’s or participant’s positions, (D) in the event of a liquidity constraint or default by a depositary, custodian or other investment counterparty of such Clearing House Subsidiary, (E) to facilitate the settlement of margin transactions or other settlement payments associated with such Clearing House Subsidiary’s business activities or (F) for other matters reasonably related or incidental to any of the foregoing;

(vii) (A) Indebtedness that may be deemed to exist pursuant to any performance bond, surety, statutory appeal or similar obligation entered into or incurred by any Subsidiary (x) that is a clearing house operator acting in its capacity as a central counterparty or (y) in the ordinary course of business, (B) contingent liabilities in respect of any indemnification, adjustment of purchase price, noncompete, consulting, deferred compensation and similar obligations to the extent any such obligations constitute Indebtedness, (C) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument of a Subsidiary drawn against insufficient funds in the ordinary course of business and (D) Indebtedness which finances workers’ compensation, health, disability or life insurance or which finances other employee benefits or property, casualty or liability insurance, or self-insurance, in each case in the ordinary course of business;

(viii) Indebtedness secured by Liens permitted pursuant to Sections 7.3(i) through 7.3(vii), 7.3(ix) or 7.3(xii);

(ix) Indebtedness of any Guarantor; provided that all secured Indebtedness permitted pursuant to this Section 7.2(ix) shall be secured by Liens permitted under Section 7.3(xiii); and

(x) other Indebtedness (secured or unsecured) of any Subsidiary of the Borrower (other than any Guarantor); provided that (x) at the time any such Indebtedness is incurred, the sum of (1) the aggregate amount of all Indebtedness permitted pursuant to this Section 7.2(x) and (2) all Indebtedness incurred by the Borrower or Guarantor secured by Liens permitted pursuant to Section 7.3(xiii) shall not exceed 15% of the Consolidated Net Worth of the Borrower and its Subsidiaries (to be determined on a Pro Forma Basis as of the end of the most recently ended fiscal quarter of the Borrower for which financial statements have been delivered prior to the Closing Date or pursuant to Section 5.1(a) or 5.1(b)) and (y) all secured Indebtedness permitted pursuant to this Section 7.2(x) shall be secured by Liens permitted under Section 7.3(xiii).

7.3 Liens. The Borrower will not, and will not permit or cause any of its Subsidiaries to, directly or indirectly, grant, create, incur, assume or suffer to exist, any Lien upon or with respect to any part of its property or assets, whether now owned or hereafter acquired or agree to do any of the foregoing, other than the following (collectively, “Permitted Liens”):

(i) Liens in existence on the Closing Date and set forth on Schedule 7.3 and any extensions, renewals or replacements thereof; provided that any such extension, renewal or replacement Lien shall be limited to all or a part of the property that secured the Lien so extended, renewed or replaced (plus any improvements on such property) and shall secure only those obligations that it secures on the date hereof (and any renewals, replacements, refinancings or extensions of such obligations that do not increase the outstanding principal amount thereof plus any accrued interest, premium, fee and reasonable out-of-pocket expenses payable in connection with any such extension, renewal or replacement);

(ii) Liens imposed by law, such as Liens of carriers, warehousemen, mechanics, materialmen and landlords, incurred in the ordinary course of business securing sums (A) not constituting borrowed money that are not overdue by more than 90 days or (B) the validity or amount of which is being contested in good faith by appropriate proceedings;

(iii) Liens (other than any Lien imposed by ERISA, the creation or incurrence of which would result in an Event of Default under Section 8.1(k)) incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure the performance of letters of credit, bids, tenders, statutory obligations, surety and appeal bonds, leases, public or statutory obligations, government contracts and other similar obligations (other than obligations for borrowed money) entered into in the ordinary course of business;

(iv) Liens for taxes, assessments or other governmental charges or statutory obligations that are not delinquent for a period of more than 30 days or remain payable without any penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization), if so required;

(v) any attachment or judgment Lien not constituting an Event of Default under Section 8.1(i);

(vi) any leases, subleases, licenses or sublicenses granted by the Borrower or any of its Subsidiaries to third parties in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Subsidiaries, and any interest or title of a lessor, sublessor, licensor or sublicensor under any lease or license permitted under this Agreement;

(vii) Liens created or existing over all or any part of any Guaranty Fund or any Regulatory Capital Assets;

(viii) Liens securing Indebtedness permitted pursuant to Section 7.2(iv), 7.2(v) or 7.2(vi);

(ix) Liens securing purchase money Indebtedness of the Borrower and its Subsidiaries incurred solely to finance the acquisition, construction or improvement of any equipment, real property or other fixed assets in the ordinary course of business (or assumed or acquired by the Borrower and its Subsidiaries in connection with a transaction permitted under this Agreement), including Capital Lease Obligations, and any renewals, replacements, refinancings or extensions thereof; provided that (x) any such Lien shall attach to the property being acquired, constructed or improved with such Indebtedness concurrently with or within 180 days after the acquisition (or completion of construction or improvement) or the refinancing thereof by the Borrower or such Subsidiary, (y) the amount of the Indebtedness secured by such Lien shall not exceed 100% of the cost to the Borrower or such Subsidiary of acquiring, constructing or improving the property and any other assets then being financed solely by the same financing source and (z) any such Lien shall not encumber any other property of the Borrower or any of its Subsidiaries except assets then being financed solely by the same financing source;

(x) statutory and common law rights of set-off and other similar rights and remedies as to deposits of cash, securities, commodities and other funds in favor of banks, other depositary institutions, securities or commodities intermediaries or brokerage incurred in the ordinary course of business;

(xi) Liens (A) consisting of minor defects in title that do not interfere with the Borrower’s or any applicable Subsidiary’s ability to conduct its business as currently conducted and (B) arising in the ordinary course of its business which (1) do not secure Indebtedness and (2) do not in the aggregate materially impair the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(xii) Liens (A) existing on any asset prior to the acquisition thereof by the Borrower or any Subsidiary and not created in contemplation of such acquisition and (B) existing on any asset of any Person at the time such Person is merged into or consolidated with the Borrower or any Subsidiary or otherwise becomes a Subsidiary and not created in contemplation of such event;

(xiii) Liens on assets of the Borrower and its Subsidiaries not otherwise permitted by this Section 7.3; provided that, at the time any such Lien is incurred, the total amount of the Indebtedness and other obligations secured by Liens permitted under this Section 7.3(xiii) does not exceed 7.5% of the Consolidated Net Worth of the Borrower and its Subsidiaries (to be determined on a Pro Forma Basis as of the end of the most recently ended fiscal quarter of the Borrower for which financial statements have been delivered pursuant to Section 5.1(a) or 5.1(b));

(xiv) Liens of a collecting bank arising in the ordinary course of business under Section 4-208 of the Uniform Commercial Code in effect in the relevant jurisdiction and covering only the items being collected upon;

(xv) Liens of sellers of goods to the Borrower or its Subsidiaries arising under Article 2 of the Uniform Commercial Code in effect in the relevant jurisdiction or similar provisions of applicable law in the ordinary course of business;

(xvi) Liens consisting of an agreement to sell, transfer or dispose of any asset (to the extent such sale, transfer or disposition is not prohibited by this Agreement);

(xvii) Liens with respect to Capital Stock which constitute minority investments held by the Borrower or any of its Subsidiaries other than Liens with respect to any such Capital Stock incurred in connection with (A) any Indebtedness specified in clauses (i), (ii) or (v) of the definition thereof or (B) any Guaranty Obligation of any of such Indebtedness; and

(xviii) Liens securing any Hedge Agreement entered into by any Clearing House Subsidiary in the ordinary course of its clearing, deposit and settlement operations, or matters reasonably related or incidental thereto, or in the management of its assets and liabilities.

7.4 Asset Dispositions. The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, whether now owned or hereafter acquired.

7.5 Dividend Payments. At any time that more than $2,000,000,000 of commitments or loans remain outstanding under the Black Knight Bridge Facility, the Borrower will not, directly or indirectly, declare or make any dividend payment, or make any other distribution of cash, property or assets, in respect of any of its Capital Stock or any warrants, rights or options to acquire its Capital Stock, or purchase, redeem, retire or otherwise acquire for value any shares of its Capital Stock or any warrants, rights or options to acquire its Capital Stock, or set aside funds for any of the foregoing, except that the Borrower may:

(a) Declare and make dividend payments or other distributions payable solely in its Capital Stock;

(b) Declare and make dividend payments in the ordinary course of business consistent with past practices and in such amounts as shall have been approved by the Borrower’s board of directors;

(c) Make usual and customary purchases, redemptions or other acquisitions of its Capital Stock from present or former officers, directors or employees; and

(d) Make purchases, redemptions or other acquisitions of its Capital Stock (including, without limitation, share repurchases pursuant to 10b-5-1 trading plans) in an aggregate cash amount not exceeding $100,000,000 for all such purchases, redemptions and acquisitions from and after the Black Knight Acquisition Date.

ARTICLE VIII

EVENTS OF DEFAULT

8.1 Events of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

(a) the Borrower shall fail to pay when due in the Currency required hereunder (i) any principal of any Loan or any Reimbursement Obligation, or (ii) any interest on any Loan or other Obligation, any fee payable under this Agreement or any other Credit Document, or (except as provided in clause (i) above) any other Obligation (other than any Obligation under a Hedge Agreement), and (in the case of this clause (ii) only) such failure shall continue for a period of three Business Days;

(b) the Borrower shall (i) fail to observe, perform or comply with any condition, covenant or agreement contained in any of Section 5.2(c)(i) or 5.4, clause (i) of Section 5.3 (with respect to the Borrower) or Article VI or VII;

(c) the Borrower or the Guarantor shall fail to observe, perform or comply with any condition, covenant or agreement contained in this Agreement or any of the other Credit Documents other than those enumerated in Sections 8.1(a) and 8.1(b), and such failure (i) by the express terms of such Credit Document, constitutes an Event of Default, or (ii) shall continue unremedied for any grace period specifically applicable thereto or, if no grace period is specifically applicable, for a period of 30 days after the earlier of (y) the date on which a Responsible Officer of the Borrower or the Guarantor acquires knowledge thereof and (z) the date on which written notice thereof is delivered by the Administrative Agent or any Lender to the Borrower;

(d) any representation or warranty made or deemed made by or on behalf of the Borrower or the Guarantor in this Agreement, in any Compliance Certificate or in any of the other Credit Documents or any other writing furnished pursuant to any of the foregoing shall prove to have been incorrect, false or misleading in any material respect as of the time made, deemed made or furnished;

(e) the Borrower or any Subsidiary thereof shall (A) fail to pay when due (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise and after giving effect to any applicable notice provisions) any principal of or interest due under any Indebtedness (other than the Indebtedness incurred pursuant to this Agreement) having an aggregate principal amount of at least the Threshold Amount and such amount due under such Indebtedness shall remain outstanding beyond any applicable grace periods provided therefor in the applicable documentation; or (B) fail to observe, perform or comply with any condition, covenant or agreement contained in any agreement or instrument evidencing or relating to any such Indebtedness, or any other event shall occur or condition exist in respect thereof, and (in the case of this clause (B) only) the effect of such failure, event or condition is to cause (or the holder or holders of such Indebtedness (or a trustee or agent on its or their behalf) shall have exercised a right arising as a result thereof to cause), without regard to any subordination terms with respect thereto, such Indebtedness to become due prior to its stated maturity or any regularly scheduled date of payment; provided, however, that this Section 8.1(e) shall not apply to (1) any secured Indebtedness of any Clearing House Subsidiary that is recourse only to such Clearing House Subsidiary and its property and assets and has not been outstanding for more than 45 days since the borrowing thereof and (2) any unsecured Indebtedness of any Clearing House Subsidiary that is recourse only to such Clearing House Subsidiary and has not been outstanding for more than five Business Days since the borrowing thereof;

(f) the Borrower or any Material Subsidiary shall (i) file a voluntary petition or commence a voluntary case seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts or any other relief under the Bankruptcy Code or under any other applicable Debtor Relief Law, now or hereafter in effect, (ii) consent to the institution of, or fail to controvert in a timely and appropriate manner, any petition or case of the type described in Section 8.1(g), (iii) apply for or consent to the appointment of or taking possession by a custodian, trustee, receiver or similar official for or of itself or all or a substantial part of its properties or assets, (iv) fail generally, or admit in writing its inability, to pay its debts generally as they become due, (v) make a general assignment for the benefit of creditors or (vi) take any corporate action to authorize or approve any of the foregoing;

(g) any involuntary petition or case shall be filed or commenced against the Borrower or any Material Subsidiary seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts, the appointment of a custodian, trustee, receiver or similar official for it or all or a substantial part of its properties or any other relief under the Bankruptcy Code or under any other Debtor Relief Law, now or hereafter in effect, and such petition or case shall continue undismissed and unstayed for a period of 60 days; or an order, judgment or decree approving or ordering any of the foregoing shall be entered in any such proceeding;

(h) [Reserved];

(i) any one or more money judgments, writs or warrants of attachment, executions or similar processes involving an aggregate amount (to the extent not paid or fully bonded or covered by insurance as to which the surety or insurer, as the case may be, has not denied or failed to acknowledge coverage) in excess of the Threshold Amount shall be entered or filed against the Borrower or any of ~~their respective~~its Subsidiaries or any of their respective properties and the same shall not be paid, dismissed, bonded, vacated, stayed or discharged within a period of 30 days or in any event later than five days prior to the date of any proposed sale of such property thereunder;

(j) a Change of Control shall have occurred;

(k) any ERISA Event shall occur or exist with respect to any Plan or Multiemployer Plan and, as a result thereof, together with all other ERISA Events, the Borrower and its ERISA Affiliates have incurred, or would reasonably be expected to incur, liability to any one or more Plans or Multiemployer Plans or to the PBGC (or to any combination thereof) that would reasonably be expected to result in a Material Adverse Effect; or

(l) the Borrower or any Subsidiary thereof shall have been notified that any of them has, in relation to a Non-U.S. Pension Plan, incurred a debt or other liability under section 75 or 75A of the United Kingdom Pensions Act 1995, or has been issued with a contribution notice or financial support direction (as those terms are defined in the United Kingdom Pensions Act 2004), or otherwise is liable to pay any other amount in respect of Non-U.S. Pension Plans, in each case that would reasonably be expected to result in a Material Adverse Effect.

8.2 Remedies: Termination of Commitments, Acceleration, etc. Upon and at any time after the occurrence and during the continuance of any Event of Default, the Administrative Agent shall at the direction, or may with the consent, of the Required Lenders, take any or all of the following actions at the same or different times:

(a) declare the Commitments to be terminated, whereupon the same shall terminate; provided that, upon the occurrence of a Bankruptcy Event, the Commitments, the Swingline Lenders’ obligation to make Swingline Loans and the Issuing Lender’s obligation to issue Letters of Credit shall automatically be terminated;

(b) declare all or any part of the outstanding principal amount of the Loans to be immediately due and payable, whereupon the principal amount so declared to be immediately due and payable, together with all interest accrued thereon and all other amounts payable under this Agreement and the other Credit Documents, shall become immediately due and payable without presentment, demand, protest, notice of intent to accelerate or other notice or legal process of any kind, all of which are hereby knowingly and expressly waived by the Borrower; provided that, upon the occurrence of a Bankruptcy Event, all of the outstanding principal amount of the Loans and all other amounts described in this Section 8.2(b) shall automatically become immediately due and payable without presentment, demand, protest, notice of intent to accelerate or other notice or legal process of any kind, all of which are hereby knowingly and expressly waived by the Borrower;

(c) appoint or direct the appointment of a receiver for the properties and assets of the Borrower, both to operate and to sell such properties and assets, and the Borrower, for itself and on behalf of its Subsidiaries, hereby consents to such right and such appointment and hereby waives any objection the Borrower or any Subsidiary may have thereto or the right to have a bond or other security posted by the Administrative Agent on behalf of the Lenders, in connection therewith;

(d) exercise all rights and remedies available to it under this Agreement, the other Credit Documents and applicable law; and

(e) direct the Borrower to deposit (and the Borrower hereby agrees, forthwith upon receipt of notice of such direction from the Administrative Agent, to deposit) with the Administrative Agent from time to time such additional amount of cash as is equal to the aggregate Stated Amount of all Letters of Credit then outstanding (whether or not any beneficiary under any Letter of Credit shall have drawn or be entitled at such time to draw thereunder), such amount to be held by the Administrative Agent in the Cash Collateral Account as security for the Letter of Credit Exposure as described in Section 2.19(i).

8.3 Remedies: Setoff. Upon and at any time after the occurrence and during the continuance of any Event of Default, each Lender, the Issuing Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Issuing Lender or any such Affiliate to or for the credit or the account of the Borrower (other than customer deposits, security deposits and other monies, instruments and accounts held by the Borrower in trust for or for the benefit of others) against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Credit Document to such Lender, the Issuing Lender or such Affiliate, irrespective of whether or not such Lender, the Issuing Lender or such Affiliate shall have made any demand under this Agreement or any other Credit Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender or the Issuing Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Lender, and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the Issuing Lender and their respective Affiliates under this Section 8.3 are in addition to other rights and remedies (including other rights of setoff) that such Lender, the Issuing Lender or their respective Affiliates may have. Each Lender and the Issuing Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

ARTICLE IX

THE ADMINISTRATIVE AGENT

9.1 Appointment and Authority. Each of the Lenders (for purposes of this Article IX, references to the Lenders shall also mean each of Wells Fargo and BofA as a Swingline Lender) hereby irrevocably appoints the Administrative Agent and the Multicurrency Agent hereunder and under the other Credit Documents, and authorizes each of the Agents to take such actions on its behalf and to exercise such powers as are delegated to the Agents by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX are solely for the benefit of the Agents and the Lenders, and the Borrower shall not have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Credit Documents (or any other similar term) with reference to the Administrative Agent or the Multicurrency Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. For purposes of this Section 9.1, the term “Administrative Agent” shall include both the Primary Administrative Agent and the Backup Administrative Agent.

9.2 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust, financial advisory, underwriting, capital markets or other business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or to provide notice to or consent of the Lenders with respect thereto.

9.3 Exculpatory Provisions. The Agents, the Arrangers and their respective Related Parties shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents, and each of their duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, each of the Agents, the Arrangers and their respective Related Parties:

(a) shall not be subject to any agency, trust, fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law;

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose to any Lender, the Issuing Lender or any other Person, any credit or other information relating to the business, prospects, operations, properties, assets, financial or other condition or creditworthiness of the Borrower or any of its Affiliates that is communicated to, obtained by or otherwise in the possession of the Person serving as an Agent, an Arranger or their respective Related Parties in any capacity, except for notices, reports and other documents that are required to be furnished by any Agent to the Lenders pursuant to the express provisions of this Agreement; and

(d) shall not be required to account to any Lender or the Issuing Lender for any sum or profit received by any Agent for its own account

No Agent, Arranger or any of their respective Related Parties shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.5 and 8.2) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgement. Each Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Administrative Agent by the Borrower or a Lender.

No Agent, Arranger or any of their respective Related Parties shall be responsible for or have any duty or obligation to any Lender or Participant or any other Person to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article III or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

No Agent shall be responsible or have any liability for, or have any duty or obligation to any Lender or Participant or any other Person to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Ineligible Assignees. Without limiting the generality of the foregoing, no Agent shall (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is an Ineligible Assignee or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information in reliance upon Sections 10.12(iv) or (vi) by such Agent, to any Ineligible Assignee.

9.4 Reliance by Administrative Agent. Each Agent shall be entitled to rely upon, shall be fully protected in relying and shall not incur any liability for relying upon, any notice, request, certificate, consent, communication, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall be fully protected in relying and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the applicable Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless such Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Each Lender or Issuing Lender that has signed this Agreement or a signature page to an Assignment and Assumption or any other Credit Document pursuant to which it is to become a Lender or Issuing Lender hereunder shall be deemed to have consented to, approved and accepted and shall deemed satisfied with each document or other matter required thereunder to be consented to, approved or accepted by such Lender or Issuing Lender or that is to be acceptable or satisfactory to such Lender or Issuing Lender.

9.5 Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. No Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that such Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.6 Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States; provided that if such bank is not a Lender or an Affiliate of a Lender, the Borrower shall have the right to consent to such appointment (such consent to not be unreasonably withheld). If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring

Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Credit Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) except for any indemnity payments or other amounts then owed to the retiring Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.6. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent (other than as provided in Section 2.16(j) and other than any rights to indemnity payments or other amounts owed to the retiring Administrative Agent as of the effective date of its resignation), and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section 9.6). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Article and Section 10.1 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring Administrative Agent was acting as Administrative Agent and (ii) after such resignation for as long as any of them continues to act in any capacity hereunder or under the other Credit Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

9.7 Non-Reliance on Any Agent and Other Lenders. Each Lender and the Issuing Lender expressly acknowledges that no Agent, no Arranger nor any of their respective Related Parties has made any representations or warranties to it and that no act taken or failure to act by any Agent, any Arranger or any of their respective Related Parties, including any consent to, and acceptance of any assignment or review of the affairs of the Borrower and its Subsidiaries or Affiliates shall be deemed to constitute a representation or warranty of any Agent, any Arranger or any of their respective Related Parties to any Lender or the Issuing Lender as to any matter, including whether any Agent, any Arranger or any of their respective Related Parties have disclosed material information in their (or their respective Related Parties’) possession. Each Lender and the Issuing Lender expressly acknowledges, represents and warrants to each Agent and each Arranger that (a) the Credit Documents set forth the terms of a commercial lending facility, (b) it is engaged in making, acquiring, purchasing or holding commercial loans in the ordinary course and is entering into this Agreement and the other Credit Documents to which it is a party as a Lender for the purpose of making, acquiring, purchasing and/or holding the commercial loans set forth herein as may be applicable to it, and not for the purpose of making, acquiring, purchasing or holding any other type of financial instrument, (c) it is sophisticated with respect to decisions to make, acquire, purchase or hold the commercial loans applicable to it and either it or the Person exercising discretion in making its decisions to make, acquire, purchase or hold such commercial loans is experienced in making, acquiring, purchasing or holding commercial loans, (d) it has, independently and without reliance upon any Agent, any Arranger, any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and appraisal of, and investigations into, the business, prospects, operations, property, assets, liabilities, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, all applicable bank or other regulatory laws relating to the transactions contemplated by this Agreement and the other Credit Documents and (e) it has made its own independent decision to enter into this Agreement and the other Credit Documents to which it is a party and to extend credit hereunder and thereunder. Each Lender and the Issuing Lender also acknowledges that (i) it will, independently and without reliance upon any Agent, any Arranger or any other Lender or any of their respective Related Parties (A) continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder based on such documents and information as it shall from time to time deem appropriate and its own independent investigations and (B) continue to make such investigations and inquiries as it deems necessary to inform itself as to the Borrower and its Subsidiaries and (ii) it will not assert any claim in contravention of this Section 9.7.

9.8 No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers, Co-Syndication Agents, Co-Documentation Agents or other agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

9.9 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or Reimbursement Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Reimbursement Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lender and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lender and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lender and the Administrative Agent under Sections 2.9 and 10.1) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the Issuing Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lender, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.9 and 10.1.

Notwithstanding anything in this Section 9.9 to the contrary, nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the Issuing Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the Issuing Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender or the Issuing Lender in any such proceeding.

9.10 Guaranty Matters; Ineligible Assignees Letter Agreement. The Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion:

(a) To release any Guarantor from its obligations under any Subsidiary Guaranty as required under Section 5.9. Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release any Guarantor from its obligations under any Subsidiary Guaranty pursuant to this Section 9.10.

(b) To consent to any amendment or modification to the Ineligible Assignees Letter Agreement on the date five Business Days after notice of such amendment or modification unless at least three Lenders (including, if applicable, Wells Fargo in its capacity as a Lender) that are not Affiliates of each other holding in the aggregate more than 25% of the Revolving Credit Exposures and Unutilized Commitments (or, after the termination of the Commitments, Revolving Credit Exposures) have notified the Administrative Agent of their objection to such amendment or modification prior to the expiration of such five Business Day period.

9.11 Swingline Lender. The provisions of this Article IX (other than Section 9.2) shall apply to the Administrative Agent in its capacity as a Swingline Lender mutatis mutandis to the same extent as such provisions apply to the Administrative Agent.

9.12 Replacement of Impaired Agent. If, at any time, during a Wells Fargo Unavailability Period, the Backup Administrative Agent becomes a Defaulting Lender, each Lender hereby agrees that, upon written notice from the Borrower to the Lenders, the Borrower shall have the right, upon written notice to the Lenders, to appoint as a successor Backup Administrative Agent any Lender that has an office in the United States and that agrees, in its sole discretion at such time, to become the Backup Administrative Agent, and such successor Backup Administrative Agent shall be entitled to all of the rights, powers, privileges and duties of the Backup Administrative Agent and the removed Backup Administrative Agent shall be discharged from all of its duties as Backup Administrative Agent hereunder and under the other

Credit Documents. The Administrative Agent hereby agrees to provide to the Borrower from time to time at the Borrower’s request a list (which may be in electronic form) setting out the names of the Lenders as of the date of such request, their respective Commitments, and the information on record with the Administrative Agent for delivering notices to the Lenders in accordance with Section 10.4. Nothing in this Section 9.11 shall constitute a waiver or release by the Borrower of any claims it may have hereunder or under the other Credit Documents arising from any Administrative Agent becoming a Defaulting Lender.

9.13 Backup Administrative Agent.

(a) Notwithstanding anything to the contrary contained in this Agreement or any of the other Credit Documents:

(i) during any Wells Fargo Availability Period, (A) all actions to be taken by the Administrative Agent under the Credit Documents will be taken by Wells Fargo in its capacity as the Primary Administrative Agent; (B) BofA will have no liability, and the other parties to this Agreement hereby release BofA from all liability, for any actions taken during this time by Wells Fargo in its capacity as the Primary Administrative Agent; and (C) if the Borrower or the Required Lenders make the determination referred to in clause (a) of the definition of the term “Wells Fargo Unavailability Period,” then the Borrower or the Required Lenders, as applicable, shall as promptly thereafter as is reasonably practicable notify each of the other parties to this Agreement of such determination and of the starting date of such Wells Fargo Unavailability Period;

(ii) during any Wells Fargo Unavailability Period, (A) all actions to be taken by the Administrative Agent under the Credit Documents will be taken by BofA in its capacity as the Backup Administrative Agent; (B) Wells Fargo will have no liability, and the other parties to this Agreement hereby release Wells Fargo from all liability, for any actions taken during this time by BofA in its capacity as the Backup Administrative Agent; and (C) if both the Borrower and the Required Lenders determine in their reasonable discretion (x) that Wells Fargo is able to perform all the services required of it in its capacity as the Primary Administrative Agent and (y) that Wells Fargo is not a Defaulting Lender, then the Borrower and the Required Lenders shall as promptly thereafter as is reasonably practicable notify each of the other parties to this Agreement of such determination and of the ending day of the Wells Fargo Unavailability Period.

(b) During the time between the giving of the notice of the determination referred to in clause (b) of the definition of the term “Wells Fargo Unavailability Period” and the end of the Wells Fargo Unavailability Period, all parties shall work together to facilitate a smooth transition of responsibility back to the Primary Administrative Agent.

(c) Without limiting any other provision contained in any of the Credit Documents, each of the parties to this Agreement agrees to execute and deliver any and all further documents, agreements and instruments, and take all further actions, that any of the other parties to this Agreement may reasonably request in writing from time to time in order to effectuate this Section 9.13, including for the Primary Administrative Agent and the Backup Administrative Agent to keep the other reasonably informed to facilitate one replacing the other at the start or end of any Wells Fargo Unavailability Period.

(d) If any of the Primary Administrative Agent, the Backup Administrative Agent or the Borrower from time to time reasonably requests in writing a test of the mechanism for the replacement of the Primary Administrative Agent with the Backup Administrative Agent, and vice versa, each of the parties to this Agreement agrees to reasonably cooperate with the other parties hereto to perform such test, all at the sole cost and expense of the Borrower.

(e) Notwithstanding anything to the contrary herein or in any other Credit Document, any amendment to or waiver of (i) any provision of this Article IX, (ii) the definition of “Administrative Agent,” “Wells Fargo Availability Period” or “Wells Fargo Unavailability Period” or (iii) any other provision in this Agreement or any other Credit Document that, in the case of clauses (i), (ii) or (iii), affects the rights or duties of the Primary Administrative Agent or Backup Administrative Agent shall require the consent of the Primary Administrative Agent and/or the Backup Administrative Agent, as applicable.

9.14 Erroneous Payments.

(a) Each Lender, the Issuing Lender and any other party hereto hereby severally agrees that if (i) the Administrative Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or Issuing Lender or any other Person that has received funds from the Administrative Agent or any of its Affiliates, either for its own account or on behalf of a Lender or the Issuing Lender (each such recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 9.14, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require the Administrative Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify the Administrative Agent in writing of such occurrence.

(c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and upon demand from the Administrative Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in Same Day Funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent at the Overnight Rate.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of the Administrative Agent and upon the Administrative Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) to the Administrative Agent or, at the option of the Administrative Agent, the Administrative Agent’s applicable lending affiliate in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by the Administrative Agent or its applicable lending affiliate as the assignee of such Erroneous Payment Deficiency Assignment. Without limitation of its rights hereunder, the Administrative Agent may cancel any Erroneous Payment Deficiency Assignment at any time by written notice to the applicable assigning Lender and upon such revocation all of the Loans assigned pursuant to such Erroneous Payment Deficiency Assignment shall be reassigned to such Lender without any requirement for payment or other consideration. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 10.6 and (3) the Administrative Agent may reflect such assignments in the Register without further consent or action by any other Person.

(e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent (1) shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Payment Recipient from any source, against any amount due to the Administrative Agent under this Section 9.14 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making for a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f) Each party’s obligations under this Section 9.14 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

(g) Nothing in this Section 9.14 will constitute a waiver or release of any claim of any party hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment.

(h) For the avoidance of doubt, the provisions of this Section 9.14 are not intended to, and shall not affect, the rights and obligations of the Borrower under the Credit Documents to the extent related to principal, interest, fees or similar payment obligations and shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relating to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent.

ARTICLE X

MISCELLANEOUS

10.1 Expenses; Indemnity; Damage Waiver.

(a) The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Agents, the Arrangers and their respective Affiliates (including the reasonable fees, charges and disbursements of counsel for the Primary Administrative Agent, the Backup Administrative Agent and the Arrangers), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Credit Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all out-of-pocket expenses incurred by the Agents or any Lender (including the reasonable and documented fees, charges and disbursements of any counsel for the Agents or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Credit Documents, including its rights under this Section 10.1, or (B) in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans, (iii) all reasonable and documented out-of-pocket expenses incurred by the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iv) any civil penalty or fine assessed by OFAC against, and all reasonable and documented costs and expenses (including counsel fees and disbursements) incurred in connection with defense thereof by, any Agent or any Lender as a result of conduct of the Borrower that violates a sanction enforced by OFAC.

(b) The Borrower shall indemnify each Agent (and any sub-agent thereof), the Arrangers, each Lender, and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages (including special, direct consequential or punitive damages), liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Subsidiary thereof arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Substances on or from any property owned or operated by the Borrower or any Subsidiary thereof, or any Environmental Claim related in any way to the Borrower or any Subsidiary thereof, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any Subsidiary thereof, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent (x) that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee, (y) resulting from a claim brought the Borrower or any Subsidiary thereof against such Indemnitee for a breach in bad faith of such Indemnitee’s obligations under this Agreement or any other Credit Document, if the Borrower or such Subsidiary has obtained a final nonappealable judgment of a court of competent jurisdiction finding a breach in bad faith by such Indemnitee, or (z) arising from any dispute solely among Indemnitees, other than (A) any claims against any Agent, any Arranger or any other titled agent in fulfilling its role as an agent hereunder and (B) any claims arising out of any act or omission on the part of the Borrower or any of its Affiliates or Subsidiaries. This Section 10.1(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 10.1(a) or 10.1(b) to be paid by it to any Agent (or any sub-agent thereof), each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) such Lender’s proportion (based on the percentages as used in determining the Required Lenders as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against any Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for such Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section 10.1(c) are subject to the provisions of Section 2.3(c).

(d) To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Agent (or any sub-agent thereof), the Arrangers, any Lender, or any Related Party of any of the foregoing persons (each such person being called a “Released Person”), on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Released Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems (including IntraLinks, SyndTrak or similar systems) in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except as a result of such Released Person’s gross negligence, willful misconduct or breach in bad faith of its obligations hereunder, in each case, as determined by a court of competent jurisdiction by final and nonappealable judgment.

(e) To the fullest extent permitted by applicable law, each Agent, the Arrangers, each Lender, and each Related Party of any of the foregoing persons shall not assert, and hereby waives, any claim against any Credit Party, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or the transactions contemplated hereby or thereby; provided that the foregoing shall not in any way limit the Credit Parties’ or Lenders’ respective indemnification obligations hereunder, including under Section 10.1(b) and 10.1(c), respectively.

(f) All amounts due under this Section 10.1 shall be payable by the Borrower upon demand therefor.

10.2 Governing Law; Submission to Jurisdiction; Waiver of Venue; Service of Process.

(a) This Agreement and the other Credit Documents shall (except as may be expressly otherwise provided in any Credit Document) be governed by, and construed in accordance with, the law of the State of New York (including Sections 5-1401 and 5-1402 of the New York General Obligations Law, but excluding all other choice of law and conflicts of law rules); provided that each Letter of Credit shall be governed by, and construed in accordance with, the laws or rules designated in such Letter of Credit or application therefor or, if no such laws or rules are designated, the International Standby Practices of the International Chamber of Commerce, as in effect from time to time (the “ISP”), and, as to matters not governed by the ISP, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the New York

General Obligations Law, but excluding all other choice of law and conflicts of law rules); provided further that, notwithstanding the foregoing, (i) the interpretation of the definition of “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement) and whether a “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement) has occurred, (ii) the determination of the accuracy of any Black Knight Acquisition Agreement Representation and whether as a result of any inaccuracy thereof the Borrower has the right to terminate its or its Subsidiaries’ obligations pursuant to the Black Knight Acquisition Agreement or to decline to consummate the Black Knight Acquisition pursuant to the Black Knight Acquisition Agreement, and (iii) the determination of whether the Black Knight Acquisition has been consummated in accordance with the terms of the Black Knight Acquisition Agreement, in each case, shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

(b) The Borrower irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Credit Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any Credit Document shall affect any right that the Administrative Agent, any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Credit Document against the Borrower or any of ~~their respective~~its properties in the courts of any jurisdiction.

(c) The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Credit Document in any court referred to in Section 10.2(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

10.3 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON

ARTICLE VIWOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3.

10.4 Notices; Effectiveness; Electronic Communication.

(a) Except in the cases of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.4(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows:

(i) if to the Borrower, the Primary Administrative Agent, the Backup Administrative Agent, any Multicurrency Agent or the Issuing Lender, to it at the address (or facsimile number) specified for such Person on Schedule 1.1(a); and

(ii) if to any Lender, to it at its address (or facsimile number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.4(b) shall be effective as provided in Section 10.4(b).

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Each of the Administrative Agent and the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communication pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) (provided that, if such notice or other communication is not sent during the normal business hours of the recipient, then such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient) and (ii) notices or other communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto (except that each Lender need not give notice of any such change to the other Lenders in their capacities as such).

10.5 Amendments, Waivers, etc. No amendment, modification, waiver or discharge or termination of, or consent to any departure by the Borrower from, any provision of this Agreement or any other Credit Document shall be effective unless in a writing approved by the Required Lenders (or by the Administrative Agent at the direction or with the consent of the Required Lenders), and then the same shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, modification, waiver, discharge, termination or consent shall:

(a) unless agreed to by each Lender directly affected thereby, (i) reduce or forgive the principal amount of any Loan or Reimbursement Obligation, reduce the rate of or forgive any interest thereon (provided that only the consent of the Required Lenders shall be required to waive the applicability of any post-default increase in interest rates), or reduce or forgive any fees hereunder (other than fees payable to the Administrative Agent or the Arrangers for their own accounts), (ii) waive, extend or postpone the final scheduled maturity date or any other scheduled date for the payment of any principal of or interest on any Loan (including any scheduled date for the mandatory termination of any Commitments), or waive, extend or postpone the time of payment of any fees hereunder (other than fees payable to the Administrative Agent or the Arrangers for their own accounts), or waive, extend or postpone the time of payment of any Reimbursement Obligation or any interest thereon, or waive, extend or postpone the expiry date of any Letter of Credit beyond the Letter of Credit Maturity Date, or (iii) increase any Commitment of any such Lender over the amount thereof in effect or extend the maturity thereof (it being understood that a waiver of any condition precedent set forth in Section 3.2 or of any Default or Event of Default or mandatory termination of the Commitments, if agreed to by the Required Lenders, Required Dollar Revolving Lenders, Required Multicurrency Revolving Lenders or all Lenders (as may be required hereunder with respect to such waiver), shall not constitute such an increase);

(b) unless agreed to by all of the Lenders, (i) reduce the percentage of the aggregate Commitments or of the aggregate unpaid principal amount of the Loans, or the number or percentage of Lenders, that shall be required for the Lenders or any of them to take or approve, or direct the Administrative Agent to take, any action hereunder or under any other Credit Document (including as set forth in the definition of “Required Lenders”), (ii) change any other provision of this Agreement or any of the other Credit Documents requiring, by its terms, the consent or approval of all the Lenders for such amendment, modification, waiver, discharge, termination or consent, (iii) [Reserved] or (iv) change or waive any provision of Section 2.12(e) or 2.14, any other provision of this Agreement or any other Credit Document requiring pro rata treatment of any Lenders, or this Section 10.5;

(c) change any provisions of any Credit Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of any Class differently than those of Lenders holding Loans of any other Class without the written consent of the requisite percentage in interest of each affected Class of Lenders (i.e., the Required Dollar Revolving Lenders or the Required Multicurrency Revolving Lenders, as applicable); ~~and~~

(d)	unless agreed to by each Multicurrency Revolving Lender, amend the definition of Foreign Currency; and

(e) unless agreed to by each Lender, amend any provision or definition contained in this Agreement that would have the effect of (i) replacing the Term SOFR Administrator with the Borrower or a Subsidiary of the Borrower, or (ii) replacing Term SOFR with a forward-looking term rate based on SOFR administered by the Borrower or a Subsidiary thereof;

provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Issuing Lender in addition to the Lenders required above, affect the rights or duties of the Issuing Lender under this Agreement or any other Credit Document relating to the Dollar L/C Commitment, the Multicurrency L/C Commitment or any Letter of Credit issued or to be issued by it, (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swingline Lender in addition to the Lenders required above, affect the rights or duties of the Swingline Lender under this Agreement, (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Credit Document, (iv) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto, (v) any waiver, amendment or modification of this Agreement that by its terms affects the rights or duties under this Agreement of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) may be effected by an agreement or agreements in writing entered into by the Borrower and the Required Dollar Revolving Lenders or the Required Multicurrency Revolving Lenders, as applicable, (vi) the Administrative Agent and the Borrower shall be permitted to amend any provision of the Credit Documents (and such amendment shall become effective without any further action or consent of any other party to any Credit Document if the same is not objected to in writing by the Required Lenders within five Business Days after notice thereof) if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature in any such provision and (vii) the Ineligible Assignees Letter Agreement may be amended in accordance with Section 9.10(b). Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

Notwithstanding the fact that the consent of all Lenders is required in certain circumstances as set forth above, each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein.

Notwithstanding anything to the contrary in this Section 10.5, The Administrative Agent (and, if applicable, the Borrower) may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Credit Documents in order to implement any Benchmark Replacement or any ~~Benchmark Replacement~~ Conforming Changes or otherwise effectuate the terms of Section 2.15(h) in accordance with the terms of Section 2.15(h).

10.6 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.6(b), (ii) by way of participation in accordance with the provisions of Section 10.6(d) or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.6(g) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.6(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans (including for purposes of this Section 10.6(b), participations in Swingline Loans and Letters of Credit) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) The prior written consent of the Administrative Agent, each Swingline Lender, the Issuing Lender and the Borrower (such consent not to be unreasonably withheld or delayed) is obtained, except that

(A) the consent of the Borrower shall not be required if (x) an Event of Default pursuant to Section 8.1(a), 8.1(f) or 8.1(g) has occurred and is continuing at the time of such assignment; (y) with respect to any assignment by such Lender of any of its rights and obligations other than its obligations to make Swingline Loans, such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; or (z) with respect to any assignment by such Lender of any if its obligations to make Swingline Loans, such assignment is to a Swingline Lender of the applicable Class or an Affiliate or Approved Fund of any such Swingline Lender; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received written notice thereof; and

(B) the consent of the Administrative Agent shall not be required for assignments in respect of a Commitment if such assignment is to a Person that is a Revolving Lender or an Affiliate of a Revolving Lender;

(ii) (A)in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans of a Class at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned, and (B) in any case not described in clause (A) above, the aggregate amount of the Commitment of a Class (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of a Class of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a Commitment of a Class (which for this purpose includes Revolving Loans of such Class outstanding), in any case, treating assignments to two or more Approved Funds under common management as one assignment for purposes of the minimum amounts, unless each of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(iii) (x) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or Commitment of a Class assigned and (y) if the applicable assignee so agrees, any assignment, whether partial or complete, by an assigning Lender who is obligated to make Swingline Loans under Section 2.2 or who has any Swingline Loans outstanding at the time it assigns any of its rights and obligations under this Agreement with respect to its Loans or Commitment of a Class shall include the assignment of a proportionate part of (1) its obligations to make Swingline Loans of such Class under Section 2.2, if any, and (2) its outstanding Swingline Loans of such Class, if any;

(iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 for each assignment and the assignee, if it is not a Lender of the applicable Class, shall deliver to the Administrative Agent an Administrative Questionnaire;

(v) no such assignment shall be made to the Borrower or any of the Borrower’s Affiliates or Subsidiaries;

(vi) no such assignment shall be made to a natural person (or a holding company, investment vehicle or trust for, or owned ~~or created~~and operated for the primary benefit of a natural person) or a Defaulting Lender; and

(vii) no such assignment shall be made to any Ineligible Assignee.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.6(c), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.15(a), 2.15(b), 2.16, 2.17 and 10.1 with respect to facts and circumstances occurring prior to the effective date of such assignment. If requested by or on behalf of the assignee, the Borrower, at its own expense, will execute and deliver to the Administrative Agent a new Note or Notes to the order of the assignee (and, if the assigning Lender has retained any portion of its rights and obligations hereunder, to the order of the assigning Lender), prepared in accordance with the applicable provisions of Section 2.4 as necessary to reflect, after giving effect to the assignment, the Commitments and/or outstanding Loans, as the case may be, of the assignee and (to the extent of any retained interests) the assigning Lender, in substantially the form of Exhibits A-1 and/or A-2, as applicable. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.6(d). If (A) a Lender assigns or transfers any of its rights or obligations hereunder or changes its Lending Office and (B) as a result of circumstances existing at the date such assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the new Lender or Lender acting through its new Lending Office under Section 2.15 or 2.16, then (except where an assignment or transfer occurs in the ordinary course of primary syndication of the Loan facilities or at the request of the Borrower) the new Lender or Lender acting through its new Lending Office is only entitled to receive payment under Sections 2.15 and 2.16 to the same extent that the existing Lender or Lender acting through its previous Lending Office would have been entitled if the assignment, transfer or change had not occurred.

(c) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at its address for notices referred to in Schedule 1.1(a) a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and each Lender, at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Credit Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from the Administrative Agent a copy of the Register.

(d) Any Lender may at any time, without the consent of, or notice to, the Borrower, the Administrative Agent, the Issuing Lender or any Swingline Lender, sell participations to any Person (other than a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), an Ineligible Assignee, the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans (including such Lender’s participations in Swingline Loans and Letters of Credit) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents, the Lenders and the Swingline Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

(e) Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement (subject to the terms and conditions of this Agreement) and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.5(a) and clause (i) of Section 10.5(b) that affects such Participant.

(f) The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15(a), 2.15(b), 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.16 (it being understood that the documentation required under Section 2.16(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.6(b); provided that ~~no~~the Borrower shall not be required to make, and such Participant shall not be entitled to receive, any greater payment under Section 2.15 or 2.16, with respect to any participation, than the Borrower would have been required to make to the relevant participating Lender, and such participating Lender would have been entitled to receive from the Borrower, except to the extent such requirement to make and/or entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation; provided further that such Participant agrees to be subject to the provisions of Section 2.18 as if it were an assignee under Section 10.6(b).Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.18 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.3 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.14(b) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(g) Any Lender may at any time pledge or assign, or grant a security interest in, all or any portion of its rights under this Agreement (including under its Notes, if any) to secure obligations of such Lender, including any pledge or assignment or grant to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment or grant shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee or grantee for such Lender as a party hereto.

(h) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act or any state laws based on the Uniform Electronic Transactions Act.

(i) Any Lender or participant may, in connection with any assignment, participation, pledge or proposed assignment, participation or pledge pursuant to this Section 10.6, disclose to the assignee, Participant or pledgee or proposed assignee, Participant or pledgee any information relating to the Borrower and its Subsidiaries furnished to it by or on behalf of any other party hereto; provided that such assignee, Participant or pledgee or proposed assignee, Participant or pledgee agrees in writing to keep such information confidential to the same extent required of the Lenders under Section 10.12.

(j) Notwithstanding anything to the contrary contained herein, if Wells Fargo assigns all of its Commitments and Loans in accordance with this Section 10.6, Wells Fargo may resign as Issuing Lender upon written notice to the Borrower and the Lenders. Upon any such notice of resignation, the Borrower shall have the right to appoint from among the Lenders a successor Issuing Lender; provided that no failure by the Borrower to make such appointment shall affect the resignation of Wells Fargo as Issuing Lender. Wells Fargo shall retain all of the rights and obligations of the Issuing Lender hereunder with respect to all Letters of Credit issued by it and outstanding as of the effective date of its resignation and all obligations of the Borrower and the Revolving Lenders with respect thereto (including the right to require the Revolving Lenders to make Revolving Loans or fund participation interests pursuant hereto).

(k) Assignments by Swingline Lenders. In the case of any assignment by any Swingline Lender of any of its commitment to make Swingline Loans hereunder where the assignee party has not assumed such Swingline Lender’s commitment to make Swingline Loans, such Swingline Lender shall retain all of the rights powers and privileges of a “Swingline Lender” hereunder, including the right to require the Revolving Lenders to make Revolving Loans or fund participation interests pursuant to Sections 2.2(e) and 2.2(f), and, until any resignation as an Swingline Lender as permitted in the immediately following sentence, shall retain all of the obligations of a “Swingline Lender” hereunder. Notwithstanding anything to the contrary contained herein and without limiting any Swingline Lender’s right to assign its Commitments and Loans or its commitment to make Swingline Loans at any time, in the event of any assignment by a Swingline Lender of all of its Commitments and Loans at a time when an Event of Default has occurred and is continuing (or at such other time with the consent of the Borrower, such consent not to be unreasonably withheld) such Swingline Lender may resign as a Swingline Lender; provided that, in the case of any such resignation, (x) such Swingline Lender shall retain all the rights, powers and privileges of a “Swingline Lender” provided for hereunder with respect to Swingline Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Revolving Lenders to make Revolving Loans or fund participation interests in outstanding Swingline Loans pursuant to Sections 2.2(e) and 2.2(f) and (y) the Borrower shall be entitled to appoint from among the Lenders (which such Lenders may accept such appointment in their sole discretion) a successor Swingline Lender hereunder, provided, however, that no failure by the Borrower to appoint any such successor shall affect such resignation of such Swingline Lender.

10.7 No Waiver. The rights and remedies of the Primary Administrative Agent, the Backup Administrative Agent and the Lenders expressly set forth in this Agreement and the other Credit Documents are cumulative and in addition to, and not exclusive of, all other rights and remedies available at law, in equity or otherwise. No failure or delay on the part of the Primary Administrative Agent, the Backup Administrative Agent or any Lender in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude other or further exercise thereof or the exercise of any other right, power or privilege or be construed to be a waiver of any Default or Event of Default. No course of dealing between the Borrower, the Primary Administrative Agent, the Backup Administrative Agent or the Lenders or their agents or employees shall be effective to amend, modify or discharge any provision of this Agreement or any other Credit Document or to constitute a waiver of any Default or Event of Default. No notice to or demand upon the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the Primary Administrative Agent, the Backup Administrative Agent or any Lender to exercise any right or remedy or take any other or further action in any circumstances without notice or demand.

10.8 Survival. All representations, warranties and agreements made by or on behalf of the Borrower in this Agreement and in the other Credit Documents shall survive the execution and delivery hereof or thereof and the making and repayment of the Loans until the indefeasible payment in full of the Obligations. In addition, notwithstanding anything herein or under applicable law to the contrary, the provisions of this Agreement and the other Credit Documents relating to indemnification or payment of costs and expenses, including the provisions of Sections 2.15(a), 2.15(b), 2.16, 2.17 and 10.1, shall survive the payment in full of all Loans and Letters of Credit, the termination of the Commitments and any termination of this Agreement or any of the other Credit Documents. Except as set forth above, this Agreement and the Credit Documents shall be deemed terminated upon the indefeasible payment in full of the Obligations.

10.9 Severability. To the extent any provision of this Agreement is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Agreement in any jurisdiction.

10.10 Construction. The headings of the various articles, sections and subsections of this Agreement and the table of contents have been inserted for convenience only and shall not in any way affect the meaning or construction of any of the provisions hereof. Except as otherwise expressly provided herein and in the other Credit Documents, in the event of any inconsistency or conflict between any provision of this Agreement and any provision of any of the other Credit Documents, the provision of this Agreement shall control.

10.11 No Fiduciary Duty. Each Agent, the Arrangers and the Lenders and their respective Affiliates (collectively, the “Lender Parties”), may have economic interests that conflict with those of the Borrower and its Affiliates. The Borrower agrees that nothing in the Agreement or the other Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender Party, on the one hand, and the Borrower or any of its Affiliates, on the other. The Borrower acknowledges and agrees that (i) the transactions contemplated by this Agreement and the other Credit Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lender Parties, on the one hand, and the Borrower, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender Party has assumed an advisory or fiduciary responsibility in favor of the Borrower or ~~their respective~~its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender Party has advised, is currently advising or will advise the Borrower or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Credit Documents and (y) each Lender Party is acting solely as principal and not as the agent or fiduciary of the Borrower, ~~their respective~~its Affiliates or any other Person. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the transactions contemplated hereby and the process leading thereto. The Borrower agrees that it will not claim that any Lender Party has rendered advisory services of any nature or respect, or owes a fiduciary or agency duty or similar duty to the Borrower, in connection with the transactions contemplated hereby or the process leading thereto.

10.12 Confidentiality. Each of the Primary Administrative Agent, the Backup Administrative Agent and the Lenders agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (iii) to the extent required by applicable Requirements of Law or by any subpoena or similar legal process, (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 10.12, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (C) credit insurers and reinsurers, (vii) if required by any rating agency; provided that prior to any such disclosure, such rating agency shall have agreed in writing to maintain the confidentiality of such Information and the Borrower shall have been given prior notice as to what Information will be disclosed, (viii) with the consent of the Borrower, (ix) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section 10.12 or (B) becomes available to the Primary Administrative Agent, the Backup Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower or any of its Subsidiaries or Affiliates, (x) on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facility described herein or (xi) deal terms and other information customarily reported to bank market data collectors and similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration of the Credit Documents.

For purposes of this Section 10.12, “Information” means all information received from the Borrower or any Subsidiary thereof relating to any such Person or any of their respective businesses, other than any such information that is available to the Primary Administrative Agent, the Backup Administrative Agent or any Lender on a nonconfidential basis prior to such disclosure or is identified by the Borrower as nonconfidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

10.13 Counterparts; Integration; Effectiveness; Electronic Execution. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Credit Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (except for the Fee Letters). Except as provided in Section 3.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile (or by PDF formatted page sent by electronic mail) shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execute,” “execution,” “signed,” “signature,” “delivery” and words of like import in or related to this Agreement, any other Credit Document or any document, amendment, approval, consent, waiver, modification, information, notice, certificate, report, statement, disclosure, or authorization to be signed or delivered in connection with this Agreement or any other Credit Document or the transactions contemplated hereby shall be deemed to include Electronic Signatures or execution in the form of an Electronic Record, and contract formations on electronic platforms approved by the Administrative Agent, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Each party hereto agrees that any Electronic Signature or execution in the form of an Electronic Record shall be valid and binding on itself and each of the other parties hereto to the same extent as a manual, original signature. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the parties of a manually signed paper which has been converted into electronic form (such as scanned into PDF format), or an electronically signed paper converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided that without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept such Electronic Signature from any party hereto, the Administrative Agent and the other parties hereto shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the executing party without further verification and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by an original manually executed counterpart thereof. Without limiting the generality of the foregoing, each party hereto hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders and any Credit Party, electronic images of this Agreement or any other Credit Document (in each case, including with respect to any signature pages thereto) shall have the same legal effect, validity and enforceability as any paper original, and (B) waives any argument, defense or right to contest the validity or enforceability of the Credit Documents based solely on the lack of paper original copies of any Credit Documents, including with respect to any signature pages thereto.

10.14 Disclosure of Information. The Borrower agrees and consents to the Primary Administrative Agent’s, the Backup Administrative Agent’s and the Arrangers’ disclosure of information relating to this transaction to Gold Sheets and other similar bank trade publications. Such information will consist of deal terms and other information customarily found in such publications.

10.15 ~~USA Patriot~~PATRIOT Act Notice. Each Lender that is subject to the PATRIOT Act ~~(as defined below)~~ and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the ~~USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”)~~PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the PATRIOT Act.

10.16 [Reserved].

10.17 Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from the Borrower or any Guarantor in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the specified currency with such other currency on the Business Day preceding that on which final, nonappealable judgment is given. The obligations of the Borrower or any Guarantor in respect of any sum due to any Lender, the Issuing Lender or the Administrative Agent hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by such Lender, the Issuing Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency such Lender, the Issuing Lender or the Administrative Agent (as the case may be) may in accordance with normal, reasonable banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender, the Issuing Lender or the Administrative Agent, as the case may be, in the specified currency, the Borrower and such Guarantor agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender, the Issuing Lender or the Administrative Agent, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender, the Issuing Lender or the Administrative Agent, as the case may be, in the specified currency and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 2.14(b), such Lender, the Issuing Lender or the Administrative Agent, as the case may be, agrees to remit such excess to the Borrower or such Guarantor.

10.18 [Reserved].

10.19 Not a Grandfathered Obligation. For purposes of determining withholding Taxes imposed under FATCA, from and after the Fifth Amendment Effective Date, the Borrower and the Administrative Agent shall treat (and the Lenders hereby authorize the Administrative Agent to treat) this Agreement as not qualifying as a “grandfathered obligation” within the meaning of United States Treasury Regulation Section 1.1471-2(b)(2)(i).

10.20 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

10.21 Acknowledgement Regarding Any Supported QFCs. To the extent that the Credit Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 10.21, the following terms have the following meanings:

(i) “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(ii) “Covered Entity” means any of the following:

(iii) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(iv) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(v) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(vi) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(vii) “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

10.22 Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84- 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates and not, for the avoidance of doubt, to or for the benefit of the Borrower, that none of the Administrative Agent and its Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related hereto or thereto).

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Schedule 1.1(a)

Commitments and Notice Addresses

Commitments

Lender	Multicurrency Commitment	Dollar Commitment
Twelfth Amendment Consenting Lenders
Wells Fargo Bank, National Association	$300,000,000	—
Bank of America, N.A.	$300,000,000	—
Bank of China, New York Branch	—	$300,000,000
JPMorgan Chase Bank, N.A.	$300,000,000	—
MUFG Bank, Ltd.	$300,000,000	—
Citibank, N.A.	$275,000,000	—
Credit Suisse AG, New York Branch	$275,000,000	—
Goldman Sachs Bank USA	$275,000,000	—
Banco Bilbao Vizcaya Argentaria, S.A. New York Branch	$225,000,000	—
Bank of Montreal	$225,000,000	—
Fifth Third Bank, National Association	$225,000,000	—
Mizuho Bank, Ltd.	$225,000,000	—
PNC Bank, National Association	$225,000,000	—
China Construction Bank Corporation New York Branch	$150,000,000
Industrial and Commercial Bank of China Limited, New York Branch	$150,000,000	—
Société Générale	$150,000,000	—
Total	$3,600,000,000	$300,000,000

1.1(a)—1

Notice Addresses

Party	Address
Borrower	Intercontinental Exchange, Inc. 5660 New Northside Drive 3rd Floor Atlanta, GA 30328 Attention: Legal Department Telephone: (770) 738-2106 Fax: (770) 857-4755 Email: legal-notices@theice.com

Wells Fargo Bank, National Association (for use during any Wells Fargo Availability Period)[1]

Instructions for wire transfers in Dollars to the Administrative Agent:

Wells Fargo Bank, National Association

Agency Services Clearing A/C

Attn: Financial Cash Controls

ABA Routing No. 121000248

Charlotte, North Carolina

Account Number: 01104331628807

Ref: Intercontinental Exchange, Inc.

Attention: MCTNA

Instructions for wire transfers in Euros to the Multicurrency Agent:

Bank: Deutsche Bank AG

Swift Code: DEUTDEFFXXX

Final Beneficiary: Wells Fargo Bank, N.A. (WFBIUS6A)

IBAN: DE24500700100958748620

Ref: Intercontinental Exchange, Inc.

Attention: MCTNA

Instructions for wire transfers in Pounds Sterling to the Multicurrency Agent:

Bank: National Westminster Bank PLC

Swift Code: NWBKGB2LXXX

Final Beneficiary: Wells Fargo Bank, N.A. (WFBIUS6A)

Account Number: 12251333

IBAN: GB52NWBK60000410017267

Ref: Intercontinental Exchange, Inc.

Attention: MCTNA

Instructions for wire transfers in Canadian Dollars to the Multicurrency Agent:

Bank: Bank of Montreal

Swift Code: BOFMCAM2XXX

Clearing Code: CC000131442

Final Beneficiary: Wells Fargo Bank, N.A. (WFBIUS6A)

Account Number: 31441046196

Ref: Intercontinental Exchange, Inc.

Attention: MCTNA

[1]	Wells Fargo to confirm.

1.1(a)—2

Instructions for wire transfers in Japanese Yen to the Multicurrency Agent:

Bank: Sumitomo Mitsui Banking Corporation

Swift Code: SMBCJPJTXXX

Final Beneficiary: Wells Fargo Bank, N.A. (WFBIUS6A)

Account Number: 5082

Ref: Intercontinental Exchange, Inc.

Attention: MCTNA

Address for notices as Administrative Agent:

Wells Fargo Bank, National Association

1525 West W.T. Harris Blvd.

Mail Code: D1109-019

Charlotte, North Carolina 28262

Attention: Syndication Agency Services

Telephone: (704) 590 2706

Fax: (844) 879-5899

Email: agencyservices.requests@wellsfargo.com

with a copy to:

Wells Fargo Corporate Banking

90 S 7th Street

Minneapolis, MN 55402

Attention: Rob Callahan

Telephone: (612) 667-8556

Fax: (612) 667-7251

Email: Robert.P.Callahan@wellsfargo.com

Bank of America, N.A. (for use during any Wells Fargo Unavailability Period)[2]

Instructions for wire transfers in Dollars to the Administrative Agent:

Bank of America NA

New York, NY

ABA 026009593

ACCT1366072250600

ACCT Name Wire Clearing Acct for Syn Loans - LIQ

Ref: Intercontinental Exchange Group Inc.

Instructions for wire transfers in Euros to the Multicurrency Agent:

CURR CODES EUR

CURRENCY TYPE Euro Currency

BENEFICIARY BANK: Bank of America NT and SA (BOFAGB22)

BENEFICIARY ACCOUNT NUMBER: GB89BOFA16505095687029

Beneficiary: Bank of America NA

[2]	Bank of America to confirm.

1.1(a)—3

Instructions for wire transfers in Pounds Sterling to the Multicurrency Agent:

CURR CODES GBP

CURRENCY TYPE British Pounds

BENEFICIARY BANK: Bank of America NT and SA (BOFAGB22)

BENEFICIARY ACCOUNT NUMBER: GB90BOFA16505095687011

Beneficiary: Bank of America NA

Instructions for wire transfers in Canadian Dollars to the Multicurrency Agent:

CURR CODES CAD

CURRENCY TYPE Canadian Dollar

BENEFICIARY BANK: Bank of America Canada (BOFACATT)

BENEFICIARY ACCOUNT NUMBER: 711465090227

Beneficiary: Bank of America NA

Instructions for wire transfers in Japanese Yen to the Multicurrency Agent:

CURR CODES JPY

CURRENCY TYPE Japanese Yen

BENEFICIARY BANK: Bank of America NA (BOFAJPJX)

BENEFICIARY ACCOUNT NUMBER: 606495687013

Beneficiary: Bank of America NA

Address for notices as Administrative Agent:

Bank of America, N.A.

555 California Street, 6th Floor

Mail Code: CA5-705-06-35

San Francisco, CA 94104

Attention: Liliana Claar

Telephone: 415 436-2770

Fax: 415 503-5003

Email: liliana.claar@bofa.com

Address for notices as Multicurrency Agent:

Bank of America, N.A.

555 California Street, 6th Floor

Mail Code: CA5-705-06-35

San Francisco, CA 94104

Attention: Liliana Claar

Telephone: 415 436-2770

Fax: 415 503-5003

Email: liliana.claar@bofa.com

1.1(a)—4

EXHIBIT 10.2

CUSIP Number: Deal # [•]

Term Loans CUSIP # [•]

Execution Version

TERM LOAN CREDIT AGREEMENT

among

INTERCONTINENTAL EXCHANGE, INC.

as Borrower,

THE LENDERS NAMED HEREIN,

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Administrative Agent

BANK OF AMERICA, N.A., and

GOLDMAN SACHS BANK USA,

as Co-Syndication Agents

and

CITIBANK, N.A.,

CREDIT SUISSE AG, NEW YORK BRANCH,

MUFG BANK, LTD., and

PNC BANK, NATIONAL ASSOCIATION,

as Co-Documentation Agents

$2,400,000,000 Senior Delayed Draw Term Loan Facility

WELLS FARGO SECURITIES, LLC,

BOFA SECURITIES, INC., and

GOLDMAN SACHS BANK USA,

as Joint Bookrunners and Joint Lead Arrangers

Dated as of May 25, 2022

i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1	Corporate Organization and Power	61
4.2	Authorization; Enforceability	62
4.3	No Violation	62
4.4	Governmental and Third-Party Authorization; Permits	62
4.5	Litigation	62
4.6	Full Disclosure	63
4.7	Margin Regulations	63
4.8	No Material Adverse Effect	63
4.9	Financial Matters	63
4.10	Compliance with Laws	63
4.11	Investment Company Act	64
4.12	OFAC; Anti-Terrorism Laws	64
4.13	Solvency	64
4.14	Certain ERISA Matters	65

ARTICLE V

AFFIRMATIVE COVENANTS

5.1	Financial Statements	65
5.2	Other Business and Financial Information	66
5.3	Existence; Franchises; Maintenance of Properties	67
5.4	Use of Proceeds	68
5.5	Compliance with Laws	68
5.6	Payment of Taxes	68
5.7	Insurance	68
5.8	Maintenance of Books and Records; Inspection	68
5.9	Anti-Corruption Laws, OFAC, PATRIOT Act Compliance	69

ARTICLE VI

FINANCIAL COVENANT

6.1	Maximum Total Leverage Ratio	70

ARTICLE VII

NEGATIVE COVENANTS

7.1	Merger; Consolidation	71
7.2	Subsidiary Indebtedness	72
7.3	Liens	74
7.4	Asset Dispositions	76
7.5	Dividend Payments	76

ARTICLE VIII

EVENTS OF DEFAULT

8.1	Events of Default	77
8.2	Remedies: Termination of Commitments, Acceleration, etc.	79
8.3	Remedies: Setoff	80

ARTICLE IX

THE ADMINISTRATIVE AGENT

9.1	Appointment and Authority	80
9.2	Rights as a Lender	81
9.3	Exculpatory Provisions	81
9.4	Reliance by Administrative Agent	82
9.5	Delegation of Duties	83
9.6	Resignation of Administrative Agent	83
9.7	Non-Reliance on Administrative Agent and Other Lenders	84
9.8	No Other Duties, Etc.	85
9.9	Administrative Agent May File Proofs of Claim	85
9.10	Ineligible Assignees Letter Agreement	85
9.11	Replacement of Impaired Agent	86
9.12	Erroneous Payments	86

ARTICLE X

MISCELLANEOUS

10.1	Expenses; Indemnity; Damage Waiver	88
10.2	Governing Law; Submission to Jurisdiction; Waiver of Venue; Service of Process	91
10.3	Waiver of Jury Trial	92
10.4	Notices; Effectiveness; Electronic Communication	92
10.5	Amendments, Waivers, etc.	93
10.6	Successors and Assigns	94
10.7	No Waiver	98
10.8	Survival	99
10.9	Severability	99
10.10	Construction	99
10.11	No Fiduciary Duty	99
10.12	Confidentiality	100
10.13	Counterparts; Integration; Effectiveness	101
10.14	Disclosure of Information	102
10.15	PATRIOT Act Notice	102
10.16	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	102
10.17	Acknowledgement Regarding Any Supported QFCs	103
10.18	Certain ERISA Matters	104

EXHIBITS

Exhibit A	Form of Note
Exhibit B-1	Form of Notice of Borrowing
Exhibit B-2	Form of Notice of Conversion/Continuation
Exhibit C	Form of Compliance Certificate
Exhibit D	Form of Assignment and Assumption
Exhibit E	Forms of U.S. Tax Compliance Certificate
Exhibit F	Form of Solvency Certificate

SCHEDULES

Schedule 1.1(a)	Commitments and Notice Addresses
Schedule 7.3	Liens

CREDIT AGREEMENT

THIS TERM LOAN CREDIT AGREEMENT, dated as of the 25th day of May, 2022, is made among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders (as hereinafter defined), and WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent (as hereinafter defined) for the Lenders.

BACKGROUND STATEMENT

The Borrower has requested that the Lenders make available a delayed draw term loan credit facility to the Borrower in the aggregate principal amount of $2,400,000,000. The Borrower will use the proceeds of this facility as provided in Section 5.4. The Lenders are willing to make available to the Borrower the credit facility described herein subject to and on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual provisions, covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. For purposes of this Agreement, in addition to the terms defined elsewhere herein, the following terms have the meanings set forth below:

“Acquisition” means any transaction or series of related transactions, consummated on or after the date hereof, by which the Borrower directly, or indirectly through one or more Subsidiaries, (i) acquires any division or line of business of any Person, or all or substantially all of the assets, of any Person, whether through purchase of assets, merger or otherwise, or (ii) acquires Capital Stock of any Person having at least a majority of Total Voting Power of the then outstanding Capital Stock of such Person.

“Acquisition Election” has the meaning given to such term in Section 6.1.

“Adjusted Base Rate” means, at any time with respect to any Base Rate Loan, a rate per annum equal to the Base Rate as in effect at such time plus the Applicable Percentage for Base Rate Loans as in effect at such time.

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Agent” means Wells Fargo, in its capacity as Administrative Agent appointed under Section 9.1, and any successors and permitted assigns in such capacity.

“Administrative Questionnaire” means an administrative questionnaire in the form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding the foregoing, neither the Administrative Agent nor any Lender shall be deemed an “Affiliate” of the Borrower or any Subsidiary of the Borrower.

“Agreement” means this Credit Agreement.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act of 2010, and all other laws, rules, and regulations of any jurisdiction applicable to the Borrower and its Affiliates concerning or relating to bribery or corruption.

“Applicable Percentage” means the applicable percentages per annum, in each case as determined under the following matrix with reference to the Debt Rating (as defined and as determined as set forth below):

Tier	Debt Rating	Adjusted Term SOFR Margin	Applicable Base Rate Margin	Commitment Fee
I	A+/A1 or higher	0.625%	0.000%	0.080%
II	A/A2	0.750%	0.000%	0.100%
III	A-/A3	0.875%	0.000%	0.125%
IV	BBB+/Baa1	1.000%	0.000%	0.150%
V	BBB/Baa2 or lower	1.125%	0.125%	0.200%

“Debt Rating” means, as of any date of determination, the rating as determined by S&P and Moody’s of the Borrower’s non-credit-enhanced, senior unsecured long-term debt. For purposes of determining the applicable pricing tier, (i) if the respective Debt Ratings issued by the foregoing rating agencies differ by one pricing tier, then the pricing tier for the higher of such Debt Ratings shall apply (with pricing tier I being the highest and pricing tier V being the lowest); (ii) if there is a split in Debt Ratings of more than one pricing tier, then the pricing tier that is one level lower than the pricing tier of the higher Debt Rating shall apply; (iii) if the Borrower has only one Debt Rating, the pricing tier corresponding to that Debt Rating shall apply; and (iv) if the Borrower does not have any Debt Rating, pricing tier V shall apply. Initially, the Applicable Percentage shall be determined based upon the Debt Rating specified in the certificate delivered on the Closing Date. Thereafter, each change in the Applicable Percentage resulting from a publicly announced change in the Debt Rating shall be effective during the period commencing on the date of the public announcement thereof and ending on the date immediately preceding the effective date of the next such change.

2

“Approved Fund” means any Fund that is administered or managed by (i) a Lender, (ii) an Affiliate of a Lender or (iii) a Person (or an Affiliate of a Person) that administers or manages a Lender.

“Arrangers” means the Initial Arrangers and BofA Securities, Inc., and their respective successors.

“Assignment and Assumption” means an Assignment and Assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 10.6(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form approved by the Administrative Agent.

“Authorized Officer” means, with respect to any action specified herein to be taken by or on behalf of the Borrower, any officer of the Borrower duly authorized by resolution of its board of directors or other governing body to take such action on its behalf, and whose signature and incumbency shall have been certified to the Administrative Agent by the secretary or an assistant secretary of the Borrower.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.15(h)(iii)(D).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” means 11 U.S.C. §§ 101 et seq., and any successor statute.

“Bankruptcy Event” means the occurrence of an event specified in Section 8.1(f) or 8.1(g).

3

“Base Rate” means, at any time, the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.50% and (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.0%; each change in the Base Rate shall take effect simultaneously with the corresponding change or changes in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, as applicable (provided that clause (c) shall not be applicable during any period in which Adjusted Term SOFR is unavailable or unascertainable). Notwithstanding the foregoing, in no event shall the Base Rate be less than 1.0%.

“Base Rate Loan” means, at any time, any Loan that bears interest at such time at the applicable Adjusted Base Rate.

“Base Rate Term SOFR Determination Day” has the meaning assigned thereto in the definition of “Term SOFR”.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.15(h)(iii)(A).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event for any then-current Benchmark, the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for such Benchmark giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such Benchmark for Dollar-denominated syndicated credit facilities and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

4

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the FRB, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

5

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Start Date” means, in the case of a Benchmark Transition Event, the earlier of (a) the applicable Benchmark Replacement Date and (b) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(iii)(A) and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 2.15(h)(iii)(A).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Black Knight” means Black Knight, Inc., a Delaware corporation.

“Black Knight Acquisition” means the proposed merger of Sand Merger Sub Corporation, a Delaware corporation and a Subsidiary of the Borrower, with and into Black Knight, with Black Knight surviving the merger as a Subsidiary of the Borrower pursuant to the Black Knight Acquisition Agreement.

“Black Knight Acquisition Agreement” means the Agreement and Plan of Merger, dated as of May 4, 2022, among the Borrower, Sand Merger Sub Corporation and Black Knight (including all schedules and exhibits thereto).

“Black Knight Acquisition Agreement Representations” has the meaning given to such term in Section 3.2(e).

“Black Knight Acquisition Date” means the date on which the Black Knight Acquisition is consummated.

6

“Black Knight Acquisition Related Conditions” means the conditions set forth in Sections 3.1(e), 3.2(a), 3.2(b), 3.2(c), 3.2(d), 3.2(e), 3.2(f), 3.2(h) and 3.2(k).

“Black Knight Borrower Stock Contribution” means the issuance and sale by the Borrower of its common equity securities to the equityholders of Black Knight in connection with the Black Knight Acquisition.

“Black Knight Bridge Arrangers” means Wells Fargo Securities, LLC and Goldman Sachs Bank USA.

“Black Knight Bridge Facility” means that certain senior unsecured bridge credit facility providing for up to $14,000,000,000 in senior unsecured bridge loans available to the Borrower arranged by the Black Knight Bridge Arrangers and used to (i) finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (ii) refinance all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, and/or (iii) pay fees, costs, commissions and expenses in connection with the Black Knight Transactions, all as contemplated in that certain commitment letter, dated as of May 4, 2022, among Wells Fargo, Goldman Sachs Lending Partners LLC, the Black Knight Bridge Arrangers and the Borrower.

“Black Knight Transactions” means, collectively, (a) the Black Knight Acquisition, (b) the issuance or incurrence of Indebtedness (including the making of Loans) to finance a portion of the consideration paid by the Borrower to consummate the Black Knight Acquisition, (c) the Black Knight Borrower Stock Contribution, (d) the refinancing of all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, (e) the preparation, execution and delivery of the Eleventh Amendment to the Revolving Credit Agreement, (f) the preparation, execution and delivery of the Twelfth Amendment to the Revolving Credit Agreement, (g) the preparation, execution and delivery of this Agreement and (h) the payment of fees, costs, commissions and expenses in connection with each of the foregoing.

“Borrower” has the meaning given to such term in the introductory paragraph hereof.

“Borrowing” means the incurrence by the Borrower (including as a result of conversions and continuations of outstanding Loans pursuant to Section 2.11) on a single date of a group of Loans of a single Type and, in the case of SOFR Loans, as to which a single Interest Period is in effect.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Capital Lease” means, with respect to any Person, a lease that is required to be, in accordance with GAAP, recorded as a finance lease (but for the avoidance of doubt shall not include any lease that in accordance with GAAP would be recorded as an operating lease).

“Capital Lease Obligations” means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any Capital Lease of such Person, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

7

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock (whether voting or nonvoting, and whether common or preferred) of such corporation, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership, limited liability company or other equity interests of such Person; and in each case under clauses (i) and (ii), any and all warrants, rights or options to purchase any of the foregoing or any securities convertible into or exchangeable for any of the foregoing.

“Cash Equivalents” is defined in accordance with GAAP.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (i) the adoption or taking effect of any law, rule, regulation or treaty, (ii) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (iii) the making or issuance of any request, guideline, rule or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, implemented or issued.

“Change of Control” means an event or series of events by which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Borrower entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully-diluted basis.

“Clearing House Subsidiary” means any Subsidiary of the Borrower the principal business of which is the provision of or conducting of clearing, depository or settlement operations.

“Closing Date” means the date on which the Borrowing of Loans occurs (on which date the conditions set forth in Section 3.2 shall be satisfied or waived in accordance with the terms of this Agreement).

“Co-Documentation Agents” means the Lenders identified as such on the cover page hereof.

“Co-Syndication Agents” means the Lenders identified as such on the cover page hereof.

“Code” means the Internal Revenue Code of 1986, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

8

“Commitment” means, with respect to any Lender at any time, the commitment of such Lender to make Loans in an aggregate principal amount at any time outstanding up to the amount set forth opposite such Lender’s name on Schedule 1.1(a) under the caption “Commitment” or, if such Lender has entered into one or more Assignment and Assumptions, the amount set forth for such Lender at such time in the Register maintained by the Administrative Agent pursuant to Section 10.6(c) as such Lender’s “Commitment,” in either case, as such amount may be reduced at or prior to such time pursuant to the terms hereof.

“Commitment Fee” has the meaning given to such term in Section 2.9(a)(ii).

“Compliance Certificate” means a fully completed and duly executed certificate in the form of Exhibit C, together with a Covenant Compliance Worksheet.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.15(h) and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, for any Reference Period, the aggregate of (i) Consolidated Net Income for such period, plus (ii) the sum, without duplication, of (A) interest expense, and, to the extent not reflected in such interest expense, non-cash interest payments (including the capitalization of interest), premium payments (including payments with respect to any make-whole premiums), debt discount, fees, charges, commissions and related costs and expense incurred in connection with borrowed money, (B) federal, state, local and other income taxes, (C) depreciation and amortization expense, (D) integration, restructuring and severance expenses and charges incurred during such period in connection with any Acquisition or asset disposition consummated no more than six months prior to the beginning of such Reference Period not to exceed ten percent of Consolidated EBITDA for such Reference Period (calculated without giving effect to this clause (D)), (E) any costs, fees and expenses (other than of the character of those described in the preceding clause (D)) incurred in connection with any

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actual or proposed Acquisition, merger, joint venture, issuance of Capital Stock, issuance or prepayment of Indebtedness, disposition or investment not prohibited by this Agreement, in each case whether or not consummated, (F) noncash charges (including stock based compensation and any impairment charge or write-off or write-down of goodwill or other intangible assets), (G) unusual and non-recurring losses and (H) all losses during such period resulting from any asset disposition outside the ordinary course of business, all to the extent deducted in the calculation of Consolidated Net Income for such Reference Period and all calculated in accordance with GAAP, minus (iii) the sum, without duplication, of (A) unusual and non-recurring gains or income, (B) all gains during such period resulting from any asset disposition outside the ordinary course of business, (C) any cash disbursements during such period that relate to noncash charges included in Consolidated EBITDA pursuant to clause (ii)(F) of this definition during such Reference Period or the twelve months preceding such Reference Period and (D) any noncash gains for such period that represent the reversal of any accrual, or the reversal of any cash reserves, that relates to charges included in Consolidated EBITDA pursuant to clause (ii)(D) or (ii)(F) of this definition during such Reference Period or the twelve months preceding such Reference Period, all to the extent included in the calculation of Consolidated Net Income for such period and all calculated in accordance with GAAP.

“Consolidated Net Income” means, for any Reference Period, net income (or loss) for the Borrower and its Subsidiaries for such Reference Period, determined on a consolidated basis in accordance with GAAP (after deduction for minority interests); provided that, in making such determination, there shall be excluded (i) the net income (or loss) of any other Person that is not a Subsidiary of the Borrower (or is accounted for by the Borrower by the equity method of accounting) except to the extent of actual payment of cash dividends or distributions by such Person to the Borrower or any Subsidiary thereof during such period, (ii) the net income of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by operation of the terms of its charter, certificate of incorporation or formation or other constituent document or any agreement or instrument (other than a Credit Document) or any judgment, decree, order, statute, rule or government regulation applicable to such Subsidiary (provided that there shall not be excluded from Consolidated Net Income such part of net income that is used or designated as being available to satisfy regulatory capital or liquidity requirements imposed on any Subsidiary of the Borrower by any Governmental Authority or pursuant to any decree, order, statute, rule or government regulation) and (iii) without duplication of other deductions or exclusions, any payments made during such Reference Period by any Subsidiaries of the Borrower of profit sharing entitlements, rebates, incentives, partnership distributions or similar entitlements.

“Consolidated Net Worth” means, as of any date of determination, the consolidated stockholders’ equity of the Borrower and its Subsidiaries, determined in accordance with GAAP.

“Consolidated Total Funded Debt” means, as of any date of determination, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries as of such date, determined on a consolidated basis in accordance with GAAP.

“Control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” have correlative meanings.

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“Covenant Compliance Worksheet” means a fully completed worksheet in the form of Attachment A to Exhibit C.

“Credit Documents” means this Agreement, the Notes, the Fee Letters, the Ineligible Assignees Letter Agreement, each Compliance Certificate and the Notice of Borrowing (if any), now or hereafter executed and delivered to the Administrative Agent or any Lender by or on behalf of the Borrower with respect to this Agreement.

“Debt Rating” shall have the meaning given to such term in the definition of Applicable Percentage.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition that, with the passage of time or giving of notice, or both, would constitute an Event of Default.

“Defaulting Lender” means, subject to Section 2.19(b), any Lender that (i) has failed to (A) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (B) pay to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two Business Days of the date when due, (ii) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (iii) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (iii) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (iv) has, or has a direct or indirect parent company that has, (A) become the subject of a proceeding under any Debtor Relief Law, (B) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity or (C) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting

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Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (i) through (iv) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.19(b)) upon delivery of written notice of such determination to the Borrower and each Lender.

“Designated Person” means any Person listed on a Sanctions List.

“Dollars” or “$” means dollars of the United States of America.

“Domestic Subsidiary” means a Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or the District of Columbia, other than any such Subsidiary (i) of a controlled foreign corporation within the meaning of Section 957 of the Code (a “CFC”) or (ii) that has no material assets other than Capital Stock of one or more Foreign Subsidiaries that are CFCs.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions set forth at Section 3.1 have been satisfied or waived in accordance with the terms of this Agreement.

“Electronic Record” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

“Electronic Signature” has the meaning assigned to that term in, and shall be interpreted in accordance with, 15 U.S.C. 7006.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, allegations, notices of noncompliance or violation, investigations by a Governmental Authority, or proceedings (including administrative, regulatory and judicial proceedings) relating in any way to any Hazardous Substance, any actual or alleged

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violation of or liability under any Environmental Law or any permit issued, or any approval given, under any Environmental Law (collectively, “Claims”), including (i) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from any Hazardous Substance or arising from alleged injury or threat of injury to human health or the environment.

“Environmental Laws” means any and all federal, state and local laws, statutes, ordinances, rules, regulations, permits, licenses, approvals, rules of common law and orders of courts or Governmental Authorities, relating to the protection of human health, occupational safety with respect to exposure to Hazardous Substances, or the environment, now or hereafter in effect, including requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

“ERISA Affiliate” means any Person (including any trade or business, whether or not incorporated) deemed to be under “common control” with, or a member of the same “controlled group” as, the Borrower or any of its Subsidiaries, within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ERISA Event” means any of the following: (i) a “reportable event” as defined in Section 4043(c) of ERISA with respect to a Plan and, if the Borrower or an ERISA Affiliate has received notice, a Multiemployer Plan, for which the requirement to give notice has not been waived by the PBGC (provided however, that a failure to meet the minimum funding standard of Section 412 of the Code shall be considered a “reportable event” regardless of the issuance of any waiver), (ii) the application by the Borrower or an ERISA Affiliate for a funding waiver pursuant to Section 412 of the Code, (iii) the incurrence by the Borrower or an ERISA Affiliate of any Withdrawal Liability, or the receipt by the Borrower or an ERISA Affiliate of notice from a Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or that it intends to terminate or has terminated under Section 4041A of ERISA, (iv) the distribution by the Borrower or an ERISA Affiliate under Section 4041 of ERISA of a notice of intent to terminate any Plan or the taking of any action to terminate any Plan, (v) the commencement of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or (vi) the imposition of any Lien upon any assets of the Borrower or an ERISA Affiliate as a result of any alleged failure to comply with the Code or ERISA with respect to any Plan.

“Erroneous Payment” has the meaning assigned thereto in Section 9.12(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned thereto in Section 9.12(d).

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“Erroneous Payment Impacted Class” has the meaning assigned thereto in Section 9.12(d).

“Erroneous Payment Return Deficiency” has the meaning assigned thereto in Section 9.12(d).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning given to such term in Section 8.1.

“Exchange Act” means the Securities Exchange Act of 1934, and any successor statute, and all rules and regulations from time to time promulgated thereunder.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (i) Taxes imposed on or measured by net income, profits, net worth or capital, franchise Taxes, and branch profits or similar Taxes (in each case, however denominated), in each case, (A) imposed by the United States (or any political subdivision or taxing authority thereof or therein) or as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision or taxing authority thereof or therein) or (B) that are Other Connection Taxes, (ii) any withholding Taxes imposed on amounts payable to or for the account of a Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (A) such Lender acquires such interest in such Loan or Commitment (other than pursuant to an assignment requested by the Borrower under Section 2.18) or (B) such Lender changes its Lending Office, except in each case to the extent that pursuant to Section 2.16, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Lending Office, (iii) Taxes attributable to such Recipient’s failure or inability to comply with Section 2.16(f), (iv) any backup withholding Taxes, and (v) any Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Code and any intergovernmental agreements entered into in respect of any of the foregoing.

“Federal Funds Rate” means, for any period, a fluctuating per annum interest rate (rounded upwards, if necessary, to the nearest 1/100 of one percentage point) equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or if such rate is not so published for any day that is a Business Day, the average rate for such day on such transactions charged to the Administrative Agent. Notwithstanding the foregoing, if any determination of any rate described in this definition would result in the Federal Funds Rate being less than zero, then such rate shall be deemed to be zero.

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“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Fee Letters” means the Joint Fee Letter and the Wells Fargo Fee Letter.

“Financial Officer” means, with respect to any Person, the chief financial officer, vice president-finance, principal accounting officer or treasurer of such Person.

“First Step Down Date” means (i) with respect to the Black Knight Acquisition, the last day of the second fiscal quarter ending after the fiscal quarter in which the Black Knight Acquisition Date occurs (or the last day of the third fiscal quarter ending after the fiscal quarter in which the Black Knight Acquisition Date occurs if the Black Knight Acquisition Date occurs in the second half of such fiscal quarter) and (ii) with respect to any Qualified Acquisition or Specified Qualified Acquisition that is the subject of an Acquisition Election, the last day of the second fiscal quarter ending after the fiscal quarter in which such Acquisition is consummated (or the last day of the third fiscal quarter ending after the fiscal quarter in which such Acquisition is consummated if such Acquisition is consummated in the second half of such fiscal quarter).

“fiscal quarter” or “FQ” means a fiscal quarter of the Borrower and its Subsidiaries.

“fiscal year” or “FY” means a fiscal year of the Borrower and its Subsidiaries.

“Floor” means a rate of interest equal to 0%.

“Foreign Lender” means any Lender that is organized under the laws of a jurisdiction outside of the United States.

“Foreign Subsidiary” means any Subsidiary of the Borrower that is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States or any successor thereto

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in the United States of America, as set forth in the statements, opinions and pronouncements of the Accounting Principles Board, the American Institute of Certified Public Accountants and the Financial Accounting Standards Board, consistently applied and maintained, as in effect from time to time (subject to the provisions of Section 1.2).

“Goldman Sachs” means Goldman Sachs Bank USA.

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“Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guaranty Fund” means any fund, deposits or pledged (or transferred) assets, including initial, original, variation, settlement, delivery or mark-to-market margin, buyer’s security or seller’s security, in any case whether contingent or actual (or similar arrangement), set up, maintained or established by (i) ICE Clear US, (ii) ICE Clear Europe, (iii) The Clearing Corporation, (iv) ICE Clear Credit, (v) ICE Clear Canada, (vi) ICE Clear Netherlands, (vii) ICE Clear Singapore and (viii) such other Clearing House Subsidiaries, in each case in which its members (or other Persons) make contributions, make deposits, set aside funds, pledge (or transfer) assets, grant security interests in assets or transfer title to margin or other collateral assets or the like to, among other things, enable the satisfaction (whether in whole or in part) of the obligations of the relevant Clearing House Subsidiary or upon the default (or other specified event) of a clearing member or the like.

“Guaranty Obligation” means, with respect to any Person, any direct or indirect liability of such Person with respect to any Indebtedness, liability or other obligation (the “primary obligation”) of another Person (the “primary obligor”), whether or not contingent, (i) to purchase, repurchase or otherwise acquire such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or provide funds (x) for the payment or discharge of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor (including keep well agreements, maintenance agreements, comfort letters or similar agreements or arrangements), (iii) to lease or purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor in respect thereof to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss or failure or inability to perform in respect thereof; provided, however, that, with respect to the Borrower and its Subsidiaries, the term Guaranty Obligation shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Guaranty Obligation of any guaranteeing Person hereunder shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made and (b) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guaranty Obligation, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guaranty Obligation shall be such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as determined by such guaranteeing Person in good faith.

“Hazardous Substance” means any substance or material meeting any one or more of the following criteria: (i) it is or contains a substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law, (ii) it is toxic, explosive, corrosive, ignitable, infectious, radioactive, mutagenic or otherwise hazardous to human health or the environment and is or becomes regulated by any Governmental Authority, (iii) its presence may require investigation or response under any Environmental Law, (iv) it constitutes a nuisance, trespass or health or safety hazard to Persons or neighboring properties, or (v) it is or contains, without limiting the foregoing, asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, petroleum hydrocarbons, petroleum derived substances or wastes, crude oil, nuclear fuel, natural gas or synthetic gas.

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“Hedge Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided, however, that, with respect to any Clearing House Subsidiary, the term Hedge Agreement shall not include any such transaction with respect to which such entity is a party solely in its capacity as a central counterparty.

“ICE Clear Canada” means ICE Clear Canada, Inc., a Manitoba corporation and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Credit” means ICE Clear Credit, LLC, a Delaware limited liability company (formerly ICE Trust U.S. LLC) and a Subsidiary of the Borrower.

“ICE Clear Europe” means ICE Clear Europe Limited, a private limited company incorporated under the laws of England and Wales and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Netherlands” means ICE Clear Netherlands B.V., a private company established in Amsterdam, The Netherlands and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear Singapore” means ICE Clear Singapore Pte. Ltd., a company incorporated in the Republic of Singapore and an indirect Wholly-Owned Subsidiary of the Borrower.

“ICE Clear US” means ICE Clear U.S., Inc., a New York corporation and an indirect Wholly-Owned Subsidiary of the Borrower (formerly known as New York Clearing Corporation).

“Indebtedness” means, with respect to any Person (without duplication), (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, or upon which interest payments are customarily made, (iii) the aggregate amount (but only to the extent drawn and not reimbursed) of all surety bonds, letters of credit and bankers’ acceptances issued or created for the account of such Person, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (v) all Capital Lease Obligations of such Person, (vi) all Guaranty Obligations of such Person with respect to Indebtedness of another Person and (vii) all indebtedness of the types referred to in clauses (i) through (vi) above (A) of any partnership or unincorporated joint venture in which such Person is a general partner or joint venturer to the extent such Person is liable therefor or (B) secured by any Lien on any property or asset owned or held by such Person regardless of whether or not the indebtedness secured thereby shall have been incurred or assumed by such Person or is nonrecourse to the credit of

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such Person, the amount thereof being equal to the lesser of (x) the amount secured by such Lien and (y) the fair market value of the property or assets subject to such Lien as determined in good faith by such Person; provided, however, that, with respect to any Clearing House Subsidiary, the term Indebtedness shall not include any transaction with respect to which such entity is a party solely in its capacity as a central counterparty and, with respect to any Regulated Subsidiary that acts as a swap execution facility, multilateral trading facility, systematic internalizer or organized trading facility and which offers a settlement service for transactions done on such facility or on the facility of another such Regulated Subsidiary, the term Indebtedness shall not include any transaction with respect to which such entity is a party solely in the capacity of offering such a settlement service.

“Indemnified Taxes” means (i) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Credit Document and (ii) to the extent not otherwise described in clause (i) above, Other Taxes.

“Indemnitee” has the meaning given to such term in Section 10.1(b).

“Ineligible Assignees” means those certain Persons set forth in the Ineligible Assignees Letter Agreement and all Affiliates thereof.

“Ineligible Assignees Letter Agreement” means that certain letter agreement, dated as of the Effective Date, between the Borrower and the Administrative Agent, as such letter agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time with the consent of the Borrower and, in accordance with Section 9.10, the Administrative Agent.

“Information” has the meaning given to such term in Section 10.12.

“Initial Arrangers” means Wells Fargo Securities, LLC and Goldman Sachs.

“Interest Period” has the meaning given to such term in Section 2.10.

“IRS” means the United States Internal Revenue Service.

“Joint Fee Letter” means the letter from the Initial Arrangers to the Borrower, dated May 4, 2022, relating to certain fees payable by the Borrower, for the benefit of the Administrative Agent, the Initial Arrangers or the Lenders, as applicable, in respect of the transactions contemplated by this Agreement.

“Lender Parties” has the meaning given to such term in Section 10.11.

“Lenders” means, collectively, each Person executing this Agreement as a Lender on the Effective Date and any other Person that shall have become a party to this Agreement as a Lender pursuant to an Assignment and Assumption, other than any Person that ceases to be a party hereto as a Lender pursuant to an Assignment and Assumption.

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“Lending Office” means, with respect to any Lender, the office of such Lender designated as such in such Lender’s Administrative Questionnaire or in connection with an Assignment and Assumption, or such other office as may be otherwise designated in writing from time to time by such Lender to the Borrower and the Administrative Agent. A Lender may designate separate Lending Offices as provided in the foregoing sentence for the purposes of making or maintaining different Types of Loans, and, with respect to SOFR Loans, such office may be a domestic or foreign branch or Affiliate of such Lender.

“Lien” means any mortgage, pledge, hypothecation, assignment, security interest, lien (statutory or otherwise), charge or other encumbrance of any nature, whether voluntary or involuntary, including the interest of any vendor or lessor under any conditional sale agreement, title retention agreement, Capital Lease or any other lease or arrangement having substantially the same effect as any of the foregoing; provided that, with respect to the assets of any Clearing House Subsidiary, no rights of setoff, deduction, netting, equity of redemption or offset of any member (or similar Person) of such Clearing House Subsidiary shall constitute a Lien hereunder.

“Loan” and “Loans” have the respective meanings given to such terms in Section 2.1.

“Local Time” means Charlotte, North Carolina, time.

“Margin Stock” has the meaning given to such term in Regulation U.

“Material Adverse Effect” means a material adverse effect upon (i) the business, assets, financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, (ii) the ability of the Borrower to perform its obligations under this Agreement or any of the other Credit Documents or (iii) the legality, validity or enforceability of this Agreement or any of the other Credit Documents or the rights and remedies of the Administrative Agent and the Lenders hereunder and thereunder.

“Material Subsidiary” means, at any time, any Subsidiary of the Borrower that is a “significant subsidiary” as defined in Rule 1-102(w) of Regulation S-X under the Securities Act.

“Maturity Date” means the date that is the second anniversary of the Closing Date; provided, however, that, if such date is not a Business Day, then the Maturity Date shall be the immediately preceding Business Day.

“Moody’s” means Moody’s Investor Service.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate makes, is making or is obligated to make contributions or, during the immediately preceding five plan years, has made or been obligated to make contributions.

“Non-Consenting Lender” means any Lender that does not approve a consent, waiver or amendment to any Credit Document requested by the Borrower or the Administrative Agent that (i) requires the approval of all Lenders (or all Lenders directly affected thereby) in accordance with the terms of Section 10.5 and (ii) has been approved by the Required Lenders.

“Non-Defaulting Lender” means any Lender that is not a Defaulting Lender.

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“Non-U.S. Pension Plan” means any plan, scheme, fund (including any superannuation fund) or other similar program established, sponsored or maintained outside the United States by the Borrower or any one or more of its Subsidiaries primarily for the benefit of employees of the Borrower or such Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Note” means a promissory note made by the Borrower in favor of a Lender evidencing the Loans made by such Lender, substantially in the form attached as Exhibit A.

“Notice of Borrowing” has the meaning given to such term in Section 2.2(b).

“Notice of Conversion/Continuation” has the meaning given to such term in Section 2.11(b).

“Obligations” means all principal of and interest (including interest accruing after the filing of a petition or commencement of a case by or with respect to the Borrower seeking relief under any Debtor Relief Laws and any fraudulent transfer and fraudulent conveyance laws, whether or not the claim for such interest is allowed in such proceeding) on the Loans, and all fees, expenses, indemnities and other obligations owing, due or payable at any time by the Borrower to the Administrative Agent, any Lender or any other Person entitled thereto, under this Agreement or any of the other Credit Documents.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Other Taxes” means all present or future stamp, court, documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document, excluding, in each case, such amounts that result from a Lender’s assignment pursuant to Section 10.6, grant of a participation to a Participant pursuant to Section 10.6(d), transfer or assignment to or designation of a new applicable Lending Office or other office for receiving payments under any Credit Document (collectively, “Assignment Taxes”), except for Assignment Taxes resulting from an assignment that is requested in writing by the Borrower.

“Overnight Rate” means, for any day, the greater of (a) the Federal Funds Rate and (b) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Participant” has the meaning given to such term in Section 10.6(d).

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“Participant Register” has the meaning given to such term in Section 10.6(f).

“PATRIOT Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment Office” means the office of the Administrative Agent designated on Schedule 1.1(a) under the heading “Instructions for wire transfers to the Administrative Agent,” or such other office as the Administrative Agent may designate to the Lenders and the Borrower for such purpose from time to time.

“Payment Recipient” has the meaning assigned thereto in Section 9.12(a).

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA, and any successor thereto.

“Periodic Term SOFR Determination Day” has the meaning assigned thereto in the definition of “Term SOFR”.

“Permitted Liens” has the meaning given to such term in Section 7.3.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, Self-Regulatory Organization or other entity.

“Plan” means any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to the provisions of Title IV of ERISA (other than a Multiemployer Plan) and to which the Borrower or any ERISA Affiliate has any liability.

“Pre-Closing Funded Amount” has the meaning given to such term in Section 2.2(c)(ii).

“Pre-Closing Funding Account” means an account in the name of (i) the Administrative Agent or an Affiliate of the Administrative Agent or (ii) a financial institution (in its capacity as escrow agent) designated by the Administrative Agent and approved by the Borrower, which account has been identified as the “Pre-Closing Funding Account” by notice in writing from the Borrower to the Administrative Agent, and which account shall have terms reasonably satisfactory to the Administrative Agent and the Borrower.

“Pre-Closing Funding Date” means the Business Day specified as such in a Notice of Borrowing in which a Pre-Closing Funding Election has been made.

“Pre-Closing Funding Election” means an election by the Borrower to cause the Pre-Closing Funded Amount to be funded into the Pre-Closing Funding Account on the Pre-Closing Funding Date pursuant to Section 2.2(c)(ii).

“Prime Rate” means, at any time, the rate of interest per annum publicly announced from time to time by the Administrative Agent as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by the Administrative Agent as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.

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“Pro Forma Basis” has the meaning given to such term in Section 1.3(b).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified Acquisition” means any Acquisition consummated after the Effective Date that involves the payment of consideration in an amount equal to or greater than $1,000,000,000.

“Qualified Acquisition Election” has the meaning given to such term in Section 6.1.

“Recipient” means the Administrative Agent or any Lender, as applicable.

“Reference Period” means, with respect to any date of determination, the period of four consecutive fiscal quarters ending on such date.

“Register” has the meaning given to such term in Section 10.6(c).

“Regulated Subsidiary” means (i) any Subsidiary that is registered as a broker dealer pursuant to Section 15 of the Exchange Act or that is regulated as a broker dealer or underwriter under any foreign securities law, (ii) any Subsidiary regulated as an insurance company, exchange, swap execution facility, swap data repository, clearing house, securities depository, settlement system, multilateral trading facility, trade repository, systematic internalizer or organized trading facility and (iii) any Subsidiary whose dividends may be restricted, other activities undertaken by such Subsidiary may be limited or other regulatory actions with respect to such Subsidiary may be taken, in each case by any applicable Governmental Authority in the event that such Subsidiary does not maintain capital at the level required by such applicable Governmental Authority.

“Regulations T, U and X” means Regulations T, U and X, respectively, of the FRB, and any successor regulations.

“Regulatory Capital Assets” means assets that are held due to regulatory capital or regulatory liquidity requirements of any Regulated Subsidiary from time to time, as set forth on the Compliance Certificate most recently delivered in accordance with Section 5.2(a) or another written notice (in form and detail reasonably satisfactory to the Administrative Agent) delivered to the Administrative Agent (it being understood that such assets existing as of the Effective Date are reflected on the consolidated balance sheet of the Borrower and its Subsidiaries as part of short-term restricted cash and investments or long-term restricted cash).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Released Person” has the meaning given to such term in Section 10.1(d).

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“Relevant Governmental Body” means the FRB or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the FRB or the Federal Reserve Bank of New York or any successor thereto.

“Required Lenders” means, at any time, the Lenders holding Commitments (or, after the Borrowing of the Loans on the Closing Date, Loans) representing at least a majority of the aggregate, at such time, of all outstanding Commitments (or, after the Borrowing of Loans on the Closing Date, the aggregate at such time of all outstanding Loans); provided that the Commitment of, and the portion of the Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Requirement of Law” means, with respect to any Person, the charter, articles or certificate of organization or incorporation and bylaws or other organizational or governing documents of such Person, and any statute, law, treaty, rule, regulation, order, decree, writ, injunction, official guidance or determination of any arbitrator or court or other Governmental Authority or any Self-Regulatory Organization, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject or otherwise directly relating to any or all of the transactions expressly contemplated by this Agreement and the other Credit Documents.

“Reserve Requirement” means, with respect to any Interest Period, the reserve percentage (expressed as a decimal and rounded upwards, if necessary, to the next higher 1/100th of 1%) in effect from time to time during such Interest Period, as provided by the FRB, applied for determining the maximum reserve requirements (including basic, supplemental, marginal and emergency reserves) applicable to Wells Fargo under Regulation D with respect to “Eurocurrency liabilities” within the meaning of Regulation D, or under any similar or successor regulation with respect to Eurocurrency liabilities or Eurocurrency funding.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means, with respect to any Person, the president, the chief executive officer, the chief financial officer, any executive officer, or any other Financial Officer of such Person, and, with respect to the Borrower, any other officer or similar official thereof responsible for the administration of the obligations of the Borrower in respect of this Agreement or any other Credit Document.

“Return Date” has the meaning given to such term in Section 2.2(c)(ii).

“Revolving Credit Agreement” means that certain Credit Agreement, dated as of April 3, 2014 (as amended by the First Amendment to Credit Agreement, dated as of May 15, 2015, the Second Amendment to Credit Agreement, dated as of November 9, 2015, the Third Amendment to Credit Agreement, dated as of November 13, 2015, the Fourth Amendment to Credit Agreement, dated as of August 18, 2017, the Fifth Amendment to Credit Agreement, dated as of August 18, 2017, the Sixth Amendment to Credit Agreement, dated as of August 9, 2018, the Seventh Amendment to Credit Agreement, dated as of August 14, 2020, the Eighth Amendment to Credit Agreement, dated as of August 21, 2020, the Ninth Amendment to Credit Agreement,

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dated as of March 8, 2021, the Tenth Amendment to Credit Agreement, dated as of October 15, 2021, the Eleventh Amendment to Credit Agreement dated as of May 11, 2022 (the “Eleventh Amendment”), the Twelfth Amendment to Credit Agreement, dated as of May 25, 2022 (the “Twelfth Amendment”), and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time), among the Borrower, the lenders from time to time party thereto, and Wells Fargo, as administrative agent.

“S&P” means Standard & Poor’s Rating Service, a division of S&P Global Inc. and any successor thereto.

“Sanctioned Country” means a country, territory or region (including the government and government instrumentalities of said country, territory or region) which is presently the target of country-based Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government (including the U.S. Department of State, the U.S. Department of Commerce and OFAC), (ii) the United Nations Security Council, (iii) the European Union or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sanctions List” means any of the lists of specially designated nationals or blocked persons or entities (or equivalent) (i.e., a Designated Person) pursuant to Sanctions held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury or the United Nations Security Council or any similar list maintained by the European Union, any other EU Member State or any other U.S. government entity.

“SEC” means the Securities and Exchange Commission.

“Second Step Down Date” means, with respect to any Qualified Acquisition or Specified Qualified Acquisition that is the subject of an Acquisition Election, the last day of the second fiscal quarter ending after the First Step Down Date with respect to such Acquisition.

“Securities Act” means the Securities Act of 1933.

“Self-Regulatory Organization” means any U.S. or foreign commission, board, agency or body that is not a Governmental Authority, but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, clearing houses, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisors.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

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“SOFR Loan” means any Loan bearing interest at a rate based on Adjusted Term SOFR as provided in Section 2.8(a).

“Specified Qualified Acquisition” means any Acquisition consummated after the Effective Date that involves the payment of consideration in an amount equal to or greater than $2,000,000,000.

“Specified Qualified Acquisition Election” has the meaning given to such term in Section 6.1.

“Subsidiary” means, with respect to any Person, any corporation or other Person of which more than fifty percent (50%) of the outstanding Capital Stock having ordinary voting power to elect a majority of the board of directors, board of managers or other governing body of such Person, is at the time, directly or indirectly, owned or controlled by such Person and one or more of its other Subsidiaries or a combination thereof (irrespective of whether, at the time, securities of any other class or classes of any such corporation or other Person shall or might have voting power by reason of the happening of any contingency). When used without reference to a parent entity, the term “Subsidiary” shall be deemed to refer to a Subsidiary of the Borrower.

“Taxes” means all present or future taxes, levies, imposts, duties and similar deductions, withholdings, assessments, or other similar charges in the nature of a tax imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term SOFR” means,

(a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (Eastern time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published

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by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day; provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Adjustment” means a percentage equal to 0.10% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Termination Date” means the earliest to occur of (i) the consummation of the Black Knight Acquisition (with or without the use of any Borrowing of Loans under this Agreement), (ii) the termination or expiration of the Black Knight Acquisition Agreement in accordance with its terms and (iii) the “Outside Date” (as defined in the Black Knight Acquisition Agreement as in effect on May 4, 2022) as such date may be extended in accordance with the Black Knight Acquisition Agreement as in effect on May 4, 2022.

“The Clearing Corporation” means The Clearing Corporation, a Delaware corporation and a Subsidiary of the Borrower.

“Threshold Amount” means $250,000,000.

“Total Leverage Ratio” means, with respect to any Reference Period, the ratio of (i) Consolidated Total Funded Debt as of the last day of such Reference Period to (ii) Consolidated EBITDA for such Reference Period; provided that Consolidated Total Funded Debt shall not include (x) Indebtedness permitted pursuant to Section 7.2(iii), 7.2(iv) or 7.2(v) except to the extent such Indebtedness has been outstanding, as of such determination date, for more than 45 days since the borrowing thereof and (y) any Indebtedness incurred (1) to repay, prepay, redeem, repurchase, discharge, defease or otherwise refinance other Indebtedness (solely in the amount necessary for such repayment, prepayment, redemption, repurchase, discharge, defeasance or other refinancing) to the extent the proceeds of such Indebtedness are earmarked for such purpose and actually so applied or (2) at any time prior to the date of consummation of an Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement), to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any Subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance such Acquisition until the consummation of such Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event such Acquisition is not consummated (or the related acquisition agreement is terminated). For the avoidance of doubt, for purposes of determining the Total Leverage Ratio at any time prior to the Black Knight

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Acquisition Date (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement), the Consolidated Total Funded Debt shall not include any Indebtedness incurred or issued by the Borrower on or prior to the Black Knight Acquisition Date to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance the Black Knight Acquisition until the consummation of the Black Knight Acquisition (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event the Black Knight Acquisition is not consummated (or the Black Knight Acquisition Agreement is terminated).

“Total Voting Power” means, with respect to any Person, the total number of votes which may be cast in the election of directors of such Person at any meeting of stockholders of such Person if all securities entitled to vote in the election of directors of such Person (on a fully diluted basis, assuming the exercise, conversion or exchange of all rights, warrants, options and securities exercisable for, exchangeable for or convertible into, such voting securities) were present and voted at such meeting (other than votes that may be cast only upon the happening of a contingency).

“Type” has the meaning given to such term in Section 2.2(a).

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities; provided, that for purposes of notice requirements in Sections 2.2(b) and 2.7(a), in each case, such day is also a Business Day.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning given to such term in Section 2.16(f)(ii)(B)(3).

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“Wells Fargo” means Wells Fargo Bank, National Association, and its successors and assigns.

“Wells Fargo Fee Letter” means the letter from Wells Fargo and Wells Fargo Securities, LLC to the Borrower, dated May 4, 2022, relating to certain fees payable by the Borrower, for the benefit of the Administrative Agent, the Initial Arrangers or the Lenders, as applicable, in respect of the transactions contemplated by this Agreement.

“Wholly-Owned” means, with respect to any Subsidiary of any Person, that 100% of the outstanding Capital Stock of such Subsidiary (excluding any directors’ qualifying shares and shares required to be held by foreign nationals, in the case of a Foreign Subsidiary) is owned, directly or indirectly, by such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means each of the Borrower and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Accounting Terms. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial data (including financial ratios and other financial calculations) required to be delivered hereunder shall be prepared in accordance with, GAAP applied on a basis consistent with the most recent audited consolidated financial statements of the Borrower and its Subsidiaries delivered to the Lenders prior to the Effective Date; provided that if the Borrower notifies the Administrative Agent that it wishes to amend the financial covenant in Article VI to eliminate the effect of any change in GAAP on the operation of such covenant (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend Article VI for such purpose), then compliance with such covenant shall be determined on the basis of GAAP as in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrower and the Required Lenders. Without limiting the foregoing, leases shall continue to be classified and accounted for on a basis consistent with that reflected in the financial statements described in Section 4.9 for all purposes of this Agreement, notwithstanding any change in GAAP relating thereto, unless the parties hereto shall enter into a mutually acceptable amendment addressing such changes, as provided for above. Notwithstanding the foregoing, for purposes of determining compliance with any covenant (including the computation of any financial covenant) contained herein, any election or requirement to measure any financial liability using fair value shall be disregarded.

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1.3 Other Terms; Construction.

(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, letter or other document shall be construed as referring to such agreement, instrument, letter or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein or in any other Credit Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns permitted hereunder, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Credit Document, shall be construed to refer to such Credit Document in its entirety and not to any particular provision thereof, (iv) all references in a Credit Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Credit Document in which such references appear, (v) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b) Notwithstanding the foregoing, calculations to determine compliance by the Borrower with the covenant contained in Article VI (and definitions related thereto) shall (or, with respect to any Acquisition or asset sale for which the consideration given does not exceed $1,000,000,000, may, at the Borrower’s option) be determined in each case on a pro forma basis (a “Pro Forma Basis”) after giving effect to any Acquisition, asset sale or incurrence or repayment of Indebtedness (each, a “transaction”) occurring since the beginning of the applicable Reference Period and on or prior to the last day of such period as if such transaction had occurred as of the first day of such period, in accordance with the following:

(i) any Indebtedness incurred or assumed by the Borrower or any Subsidiary thereof in connection with any transaction (including any Indebtedness of a Person acquired in an Acquisition that is not retired or repaid in connection therewith) shall be deemed to have been incurred or assumed as of (and with the corresponding interest expense included from) the first day of the applicable period (and if such Indebtedness has a floating or formula rate, such Indebtedness shall, for purposes of such determination, have an implied rate of interest during the applicable period determined by utilizing the rate of interest that is or would be in effect with respect to such Indebtedness as of the date of determination);

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(ii) any Indebtedness retired or repaid in connection with any transaction (including any Indebtedness of a Person acquired in an Acquisition) shall be deemed to have been retired or repaid as of (and with the corresponding interest expense excluded from) the first day of the applicable period;

(iii) with respect to any asset disposition, income statement items (whether positive or negative) attributable to the assets sold or otherwise disposed of shall be excluded beginning as of the first day of the applicable period; and

(iv) with respect to any Acquisition, (A) income statement items (whether positive or negative) and balance sheet items attributable to the Person or assets acquired shall (to the extent not otherwise included in the consolidated financial statements of the Borrower and its Subsidiaries in accordance with GAAP or in accordance with other provisions of this Agreement) be included in such calculations to the extent relating to the applicable period (provided that such income statement and balance sheet items are reflected in financial statements or other financial data reasonably acceptable to the Administrative Agent) and (B) operating expense reductions, cost savings and other pro forma adjustments attributable to such Acquisition may be included to the extent that such adjustments (y) would be permitted pursuant to Article XI of Regulation S-X under the Securities Act (irrespective of whether the Borrower is subject thereto) or (z) have been approved in writing by the Administrative Agent; provided that each Compliance Certificate shall contain or be accompanied by a brief explanation, by footnote, schedule or otherwise, of pro forma adjustments made pursuant to this Section 1.3(b)(iv).

1.4 Interest Rates. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement), as it may or may not be adjusted pursuant to Section 2.15(h)(iii) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto and such transactions may be adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any other Benchmark, any component definition thereof or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

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1.5 Divisions. For all purposes under the Credit Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

ARTICLE II

AMOUNT AND TERMS OF THE LOANS

2.1 Commitments. Subject to the terms and conditions of this Agreement and the other Credit Documents, and in reliance upon the representations and warranties specified in Section 3.2(e), each Lender severally agrees to make, in Dollars, in a single draw on the Closing Date, which may be any Business Day during the period from and including the Effective Date to and including the Termination Date, one or more term loans (collectively, the “Loans” and each, a “Loan”) to the Borrower in an aggregate principal amount equal to the amount of such Lender’s Commitment. Once prepaid or repaid, Loans incurred hereunder may not be reborrowed. On the Closing Date (after giving effect to the incurrence of Loans on such date), the Commitments of each Lender shall terminate and automatically be reduced to zero, irrespective of whether the aggregate amount of Loans made on the Closing Date is equal to or less than the aggregate amount of the Commitments immediately prior to the making of such Loans. If any Pre-Closing Funded Amount is advanced on the Pre-Closing Funding Date pursuant to Section 2.2(c)(ii), the Commitments of each Lender to make further Loans or advances shall terminate, subject to reinstatement in accordance with Section 2.2(c)(ii).

2.2 Borrowings.

(a) Types of Loans. The Loans shall be denominated in Dollars and shall, at the option of the Borrower and subject to the terms and conditions of this Agreement, be either Base Rate Loans or SOFR Loans (each, a “Type” of Loan). All Loans comprising the same Borrowing shall, unless otherwise specifically provided herein, be of the same Type.

(b) Notice for Borrowing. The Borrower shall give the Administrative Agent a notice in the form of Exhibit B-1 (a “Notice of Borrowing”) (i) in the case of Loans requested to be made as Base Rate Loans, (x) if no Pre-Closing Funding Election is being made, prior to 1:00 p.m., Local Time, on the Closing Date and (y) if a Pre-Closing Funding Election is being made, prior to 1:00 p.m., Local Time, on the Pre-Closing Funding Date, and (ii) in the case of Loans requested to be made as SOFR Loans, (x) if no Pre-Closing Funding Election is being made, prior to 1:00 p.m., Local Time, three (3) U.S. Government Securities Business Days prior to the Closing Date, and (y) if a Pre-Closing Funding Election is being made, prior to 1:00 p.m., Local Time, three (3) U.S. Government Securities Business Days prior to the Pre-Closing Funding Date, in each case specifying the amount and Type of the Loans to be borrowed. Upon its

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receipt of a Notice of Borrowing, the Administrative Agent will promptly notify each applicable Lender of the proposed Borrowing. Each Notice of Borrowing shall be irrevocable and shall specify (1) the aggregate principal amount and initial Type of the Loans to be made pursuant to such Borrowing, (2) in the case of a Borrowing of SOFR Loans, the initial Interest Period to be applicable thereto, (3) whether a Pre-Closing Funding Election is being made, (4) the anticipated Closing Date, (5) if a Pre-Closing Funding Election is being made, the requested Pre-Closing Funding Date, which shall be a Business Day no more than three Business Days prior to the anticipated Closing Date and (6) the Person or Persons to whom the proceeds of the Loans are to be made available; provided, that a Notice of Borrowing delivered by the Borrower under this Section 2.2(b) may state that such Notice of Borrowing is conditional upon the consummation of the Black Knight Acquisition, in which case such Notice of Borrowing may be revoked or extended by the Borrower (by written notice to the Administrative Agent on or prior to the specified Closing Date or Pre-Closing Funding Date, as applicable) if such condition is not satisfied (or, in the case of a Pre-Closing Funding Election, the Borrower anticipates that the Closing Date will be more than three (3) Business Days after the anticipated Closing Date provided in such Notice of Borrowing) (and the Borrower shall pay all amounts, if any, required under Section 2.17 to be paid as a consequence of any such revocation or extension). Notwithstanding anything to the contrary contained herein:

(i) the aggregate principal amount of each Borrowing comprised of Base Rate Loans shall not be less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof (or, if less, in the amount of the aggregate Commitments), and the aggregate principal amount of each Borrowing comprised of SOFR Loans shall not be less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof (or, if less, in the amount of the aggregate Commitments);

(ii) if the Borrower shall have failed to designate the Type of Loans comprising a Borrowing, the Borrower shall be deemed to have requested a Borrowing comprised of Base Rate Loans; and

(iii) if the Borrower shall have failed to select the duration of the Interest Period to be applicable to any SOFR Loans, then the Borrower shall be deemed to have selected an Interest Period with a duration of one month.

(c) Funding of Loans.

(i) If no Pre-Closing Funding Election has been made, not later than 11:00 a.m., Local Time, on the Closing Date, or, if a Notice of Borrowing is delivered after 10:00 a.m., Local Time, on the Closing Date, as soon as reasonably practicable thereafter, each Lender will make available to the Administrative Agent at its Payment Office an amount, in immediately available funds, equal to the amount of the Loan or Loans to be made by such Lender. To the extent such Lenders have made such amounts available to the Administrative Agent as provided hereinabove, the Administrative Agent will make the aggregate of such amounts available to the Borrower (or to the Person or Persons designated by the Borrower in the Notice of Borrowing) in accordance with Section 2.3(a) and in like funds as received by the Administrative Agent.

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(ii) If a Pre-Closing Funding Election has been made, subject solely to the satisfaction, or waiver in accordance with the terms of this Agreement, of each of the conditions set forth in Section 3.2 other than the Black Knight Acquisition Related Conditions, each Lender shall, not later than 1:00 p.m., Local Time, on the requested Pre-Closing Funding Date set forth in the Notice of Borrowing, fund into the Pre-Closing Funding Account an amount, in immediately available funds, equal to the amount of the Loan or Loans to be made by such Lender (such amounts, the “Pre-Closing Funded Amount”). Each Lender authorizes the Administrative Agent to release all amounts deposited by the Lenders into the Pre-Closing Funding Account and make such funds available to the Borrower (or to the Person or Persons designated by the Borrower in the Notice of Borrowing) on the Closing Date subject solely to the satisfaction (or waiver in accordance with the terms of this Agreement) of the Black Knight Acquisition Related Conditions, whereupon the Administrative Agent will make the Pre-Closing Funded Amount available to the Borrower (or to the Person or Persons designated by the Borrower in the Notice of Borrowing) in accordance with Section 2.3(a) and in like funds as received by the Administrative Agent. Interest shall accrue on the Pre-Closing Funded Amount from and including the Pre-Closing Funding Date as if the Pre-Closing Funded Amount had been advanced to the Borrower as one or more Loans hereunder, and no Commitment Fee pursuant to Section 2.9(a)(ii) shall accrue on any date on which the Pre-Closing Funded Amount is held in the Pre-Closing Funding Account. In the event the satisfaction (or waiver in accordance with the terms of this Agreement) of all conditions set forth in Section 3.2 does not occur by 1:00 p.m., Local Time, on or before the date that is three Business Days after the anticipated Closing Date specified in the Notice of Borrowing (or such longer period not to exceed three Business Days as may be agreed between the Borrower and the Administrative Agent in the event of a delay in the anticipated Closing Date) (the “Return Date”), the Pre-Closing Funded Amount shall be returned to the respective Lenders on the Return Date, and the Borrower shall simultaneously therewith pay interest accrued thereon from the Pre-Closing Funding Date to the Return Date, together with any amounts due thereon pursuant to Section 2.17, calculated as if the return of such funds was a prepayment of Loans in an equal principal amount on the Return Date; provided that for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, if the entire Pre-Closing Funded Amount has been returned to the Lenders in accordance with this sentence, (A) the Borrower shall not be prohibited from submitting a subsequent Notice of Borrowing in accordance with this Section 2.2 and (B) the Commitment of each Lender shall not be terminated, shall remain in full force and effect and shall be determined without giving effect to such Lender’s funding of the Pre-Closing Funded Amount. For the avoidance of doubt, (x) the funding of the Pre-Closing Funded Amount shall not constitute a Borrowing of Loans by the Borrower until such amount has been released to the Borrower on the Closing Date in accordance with this Section 2.2(c)(ii) and (y) any return of the Pre-Closing Funded Amount to the Lenders in accordance with this Section 2.2(c)(ii) shall not constitute a prepayment of any Loans.

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2.3 Disbursements; Funding Reliance; Domicile of Loans.

(a) Disbursements. The Borrower hereby authorizes the Administrative Agent to disburse the proceeds of each Borrowing on the Closing Date in accordance with the terms of any written instructions from any Authorized Officer of the Borrower.

(b) Funding Reliance. Unless the Administrative Agent shall have received notice from a Lender prior to the Closing Date (or the Pre-Closing Funding Date, if applicable) that such Lender will not make available to the Administrative Agent such Lender’s share of any Borrowing on the Closing Date (or the Pre-Closing Funding Date, if applicable), the Administrative Agent may assume that such Lender has made such share available on the Closing Date (or the Pre-Closing Funding Date, if applicable) in accordance with Section 2.2 and may, in reliance upon such assumption, make available to the Borrower (or to the Person or Persons designated by the Borrower in the Notice of Borrowing) a corresponding amount on the Closing Date. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower (or to the Person or Persons designated by the Borrower in the Notice of Borrowing) to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of a payment to be made by the Borrower, the Adjusted Base Rate. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(c) Several Obligations. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 10.1(c) are several and not joint. The failure of any Lender to make any Loan or to make any such payment on any date shall not relieve any other Lender of its corresponding obligation, if any, hereunder to do so on such date, but no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make any such payment required hereunder.

(d) Domicile of Loans. Each Lender may, at its option, make and maintain any Loan at, to or for the account of any of its Lending Offices; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan to or for the account of such Lender in accordance with the terms of this Agreement.

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2.4 Evidence of Debt; Notes.

(a) Accounts. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the applicable Lending Office of such Lender resulting from each Loan made by such Lending Office of such Lender from time to time, including the amounts of principal and interest payable and paid to such Lending Office of such Lender from time to time under this Agreement.

(b) Register. The Administrative Agent shall maintain the Register pursuant to Section 10.6(c), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made by such Lender, the Type of each such Loan and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder in respect of each such Loan and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower in respect of each such Loan and each Lender’s share thereof.

(c) Reliance on Register. The entries made in the Register and subaccounts maintained pursuant to Section 2.4(b) (and, if consistent with the entries of the Administrative Agent, the accounts maintained pursuant to Section 2.4(a)) shall, to the extent permitted by applicable law, be conclusive absent manifest error of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement.

(d) Notes. The Loans made by each Lender shall, if requested by the applicable Lender (which request shall be made to the Administrative Agent), be evidenced by a Note appropriately completed in substantially the form of Exhibit A, executed and delivered by the Borrower and payable to the order of such Lender. Each Note shall be entitled to all of the benefits of this Agreement and the other Credit Documents and shall be subject to the provisions hereof and thereof.

2.5 Termination and Reduction of Commitments.

(a) Mandatory Termination. Unless sooner terminated pursuant to any other provision of this Section 2.5 or Section 8.2, the Commitment of each Lender shall be automatically and permanently terminated on the earlier of the Termination Date and the Closing Date (after giving effect to the incurrence of Loans on such date).

(b) Optional Termination or Reduction. At any time and from time to time after the Effective Date, upon not less than three Business Days’ prior written notice to the Administrative Agent, the Borrower may terminate in whole or reduce in part the aggregate Commitments; provided that any such partial reduction shall be in an aggregate amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof. The amount of any termination or reduction made under this Section 2.5(b) may not thereafter be reinstated; provided that a notice of termination or reduction delivered by the Borrower under this Section 2.5(b) may state that such notice is conditioned upon the effectiveness or occurrence of any other event specified therein, in which case such notice may be revoked or extended by the Borrower by written notice to the Administrative Agent on or before one Business Day before the specified effective date if such condition is not satisfied.

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(c) Ratable Application. Except as set forth in Section 2.5(d), each reduction of the Commitments pursuant to this Section 2.5 shall be applied ratably among the Lenders according to their respective Commitments.

(d) Termination of Defaulting Lenders. The Borrower may terminate the unused amount of the Commitment of any Lender that is a Defaulting Lender upon not less than three Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof), and in such event the provisions of Section 2.19(a)(ii) will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing and (ii) such termination shall not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent or any Lender may have against such Defaulting Lender.

2.6 Repayment of Loans. Except to the extent due or paid sooner pursuant to the provisions of this Agreement, the aggregate outstanding principal of each Loan shall be due and payable in full on the Maturity Date.

2.7 Voluntary Prepayments.

(a) Procedure. At any time and from time to time, the Borrower shall have the right in its sole discretion to prepay the Loans, in whole or in part, without premium or penalty (except as provided in clause (iii) below if and to the extent applicable), upon written notice given to the Administrative Agent not later than 1:00 p.m., Local Time, three U.S. Government Securities Business Days prior to each intended prepayment of SOFR Loans and one Business Day prior to each intended prepayment of Base Rate Loans; provided that (i) each partial prepayment of SOFR Loans shall be in an aggregate principal amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof, and each partial prepayment of Base Rate Loans shall be in an aggregate principal amount of not less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof, (ii) no partial prepayment of SOFR Loans made pursuant to any single Borrowing shall reduce the aggregate outstanding principal amount of the remaining SOFR Loans under such Borrowing to less than $5,000,000 or to any greater amount not an integral multiple of $1,000,000 in excess thereof and (iii) unless made together with all amounts required under Section 2.17 to be paid as a consequence of such prepayment, a prepayment of a SOFR Loan may be made only on the last day of the Interest Period applicable thereto. Each such notice shall specify the proposed date of such prepayment and the aggregate principal amount and Type of the Loans to be prepaid (and, in the case of SOFR Loans, the Interest Period of the Borrowing pursuant to which made), and shall be irrevocable and shall bind the Borrower to make such prepayment on the terms specified therein; provided, however, that a notice of prepayment delivered by the Borrower under this Section 2.7(a) may state that such notice is conditioned upon the effectiveness of other credit facilities or other debt financing or the consummation of a specified transaction set forth in such notice, in which case such notice may be revoked or extended by the Borrower by written notice to the Administrative Agent on or before the specified effective date if such condition is not satisfied (and the Borrower shall pay

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all amounts, if any, required under Section 2.17 to be paid as a consequence of any such revocation or extension). Loans prepaid pursuant to this Section 2.7(a) may not be reborrowed. In the event the Administrative Agent receives a notice of prepayment under this Section 2.7(a), the Administrative Agent will give prompt notice thereof to the Lenders; provided that if such notice has also been furnished to the Lenders, the Administrative Agent shall have no obligation to notify the Lenders with respect thereto.

(b) Ratable Application. Each prepayment of the Loans made pursuant to Section 2.7(a) shall be applied ratably among the Lenders holding the Loans being prepaid, in proportion to the principal amount held by each.

2.8 Interest.

(a) General. Subject to Section 2.8(b), the Borrower will pay interest in respect of the unpaid principal amount of each Loan made to it, from the Closing Date until such principal amount shall be paid in full, (i) at the Adjusted Base Rate, as in effect from time to time during such periods as such Loan is a Base Rate Loan, and (ii) at Adjusted Term SOFR plus the Applicable Percentage for SOFR Loans, as in effect from time to time during such periods as such Loan is a SOFR Loan (provided that Adjusted Term SOFR shall not be available until three (3) U.S. Government Securities Business Days after the Closing Date unless the Borrower has delivered to the Administrative Agent a letter in form and substance reasonably satisfactory to the Administrative Agent indemnifying the Lenders in the manner set forth in Section 2.17 of this Agreement).

(b) Default Interest. Upon the occurrence and during the continuance of any Event of Default under Section 8.1(a), 8.1(f) or 8.1(g) and (at the election of the Required Lenders) upon the occurrence and during the continuance of any other Event of Default, any principal of or interest on any Loan, or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest at a rate per annum equal to the interest rate applicable from time to time thereafter (including the Applicable Percentage) to such Loans or other amounts plus 2% (or, in the case of interest, fees and other amounts for which no rate is provided hereunder, at the Adjusted Base Rate plus 2%), and, in each case, such default interest shall be payable on demand. To the greatest extent permitted by law, interest shall continue to accrue after the filing by or against the Borrower of any petition seeking any relief under any Debtor Relief Law.

(c) Application. Accrued (and theretofore unpaid) interest shall be payable as follows:

(i) in respect of each Base Rate Loan (including any Base Rate Loan or portion thereof repaid or prepaid pursuant to the provisions of Section 2.6 or 2.7(a)), in arrears on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Closing Date; provided that, in the event the Loans are repaid or prepaid in full and the Commitments have been terminated, then accrued interest in respect of all Base Rate Loans shall be payable together with such repayment or prepayment on the date thereof;

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(ii) in respect of each SOFR Loan (including any SOFR Loan or portion thereof repaid or prepaid pursuant to the provisions of Section 2.6 or 2.7(a)), in arrears (y) on the last Business Day of the Interest Period applicable thereto (subject to the provisions of Section 2.10(iv)) and (z) in addition, in the case of a SOFR Loan with an Interest Period having a duration of six months or longer, on each date on which interest would have been payable under clause (y) above had successive Interest Periods of three months’ duration been applicable to such SOFR Loan; provided that, in the event all SOFR Loans made pursuant to a single Borrowing are repaid or prepaid in full, then accrued interest in respect of such SOFR Loans shall be payable together with such repayment or prepayment on the date thereof and any amounts due under Section 2.17, to the extent applicable; and

(iii) in respect of any Loan, at maturity (whether pursuant to acceleration or otherwise) and, after maturity, on demand.

(d) Maximum. Nothing contained in this Agreement or in any other Credit Document shall be deemed to establish or require the payment of interest to any Lender at a rate in excess of the maximum rate permitted by applicable law. If the amount of interest payable for the account of any Lender on any interest payment date would exceed the maximum amount permitted by applicable law to be charged by such Lender, the amount of interest payable for its account on such interest payment date shall be automatically reduced to such maximum permissible amount. In the event of any such reduction affecting any Lender, if from time to time thereafter the amount of interest payable for the account of such Lender on any interest payment date would be less than the maximum amount permitted by applicable law to be charged by such Lender, then the amount of interest payable for its account on such subsequent interest payment date shall be automatically increased to such maximum permissible amount; provided that at no time shall the aggregate amount by which interest paid for the account of any Lender has been increased pursuant to this sentence exceed the aggregate amount by which interest paid for its account has theretofore been reduced pursuant to the previous sentence.

(e) Determination. The Administrative Agent shall promptly notify the Borrower and the Lenders upon determining the interest rate for each Borrowing of SOFR Loans after its receipt of the relevant Notice of Borrowing or Notice of Conversion/Continuation, and upon each change in the Base Rate; provided, however, that the failure of the Administrative Agent to provide the Borrower or the Lenders with any such notice shall neither affect any obligations of the Borrower or the Lenders hereunder nor result in any liability on the part of the Administrative Agent to the Borrower or any Lender. Each such determination (including each determination of the Reserve Requirement) shall, absent manifest error, be conclusive and binding on all parties hereto.

(f) Term SOFR Conforming Changes. In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document. The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

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2.9 Fees.

(a) The Borrower agrees to pay:

(i) To the Administrative Agent, for its own account, the administrative fee required under the Wells Fargo Fee Letter to be paid to the Administrative Agent, in the amounts due and at the times due as required by the terms thereof; and

(ii) To the Administrative Agent, for the account of each Lender, a commitment fee for each calendar quarter (or portion thereof) for the period from and including the Effective Date to but excluding the earlier of the Termination Date and the Closing Date (or such earlier date on which the Commitments are terminated pursuant to Section 2.5(b)), at the applicable rate as set forth in the definition of Applicable Percentage on such Lender’s ratable share (based on the proportion that its Commitment bears to the aggregate Commitments) of the unutilized Commitments (the “Commitment Fee”), payable in arrears (i) on the last Business Day of each calendar quarter, beginning with the first such day to occur after the Effective Date, and (ii) on the earlier of the Termination Date and the Closing Date.

2.10 Interest Periods. Concurrently with the giving of a Notice of Borrowing of SOFR Loans or Notice of Conversion/Continuation in respect of any Borrowing comprised of Base Rate Loans to be converted into, or SOFR Loans to be continued as, SOFR Loans, the Borrower shall have the right to elect, pursuant to such notice, the interest period (each, an “Interest Period”) to be applicable to such SOFR Loans, which Interest Period shall, at the option of the Borrower, be a one- or three-month period; provided, however, that:

(i) all SOFR Loans comprising a single Borrowing shall at all times have the same Interest Period;

(ii) the initial Interest Period for any SOFR Loan shall commence on the date of the Borrowing of such SOFR Loan (including the date of any continuation of, or conversion into, such SOFR Loan), and each successive Interest Period applicable to such SOFR Loan shall commence on the day on which the immediately preceding Interest Period applicable thereto expires;

(iii) SOFR Loans may not be outstanding under more than 10 separate Interest Periods at any one time (for which purpose Interest Periods shall be deemed to be separate even if they are coterminous);

(iv) if any Interest Period otherwise would expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless such next succeeding Business Day falls in another calendar month, in which case such Interest Period shall expire on the immediately preceding Business Day;

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(v) the Borrower may not select any Interest Period that expires after the Maturity Date;

(vi) if any Interest Period begins on a day for which there is no numerically corresponding day in the calendar month during which such Interest Period would otherwise expire, such Interest Period shall expire on the last Business Day of such calendar month;

(vii) the Borrower may not select any Interest Period (and consequently, no SOFR Loans shall be made) if an Event of Default shall have occurred and be continuing at the time of such Notice of Borrowing or Notice of Conversion/Continuation with respect to any Borrowing; and

(viii) no tenor that has been removed from this definition pursuant to Section 2.15(h)(iii)(D) shall be available for specification in any Notice of Borrowing or Notice of Conversion/Continuation.

2.11 Conversions and Continuations.

(a) General. The Borrower shall have the right, on any Business Day occurring on or after the Closing Date (or the Pre-Closing Funding Date, if applicable), to elect (i) to convert all or a portion of the outstanding principal amount of any Base Rate Loans into SOFR Loans, or to convert any SOFR Loans the Interest Periods for which end on the same day into Base Rate Loans, or (ii) upon the expiration of any Interest Period, to continue all or a portion of the outstanding principal amount of any SOFR Loans the Interest Periods for which end on the same day for an additional Interest Period; provided that (x) any such conversion of SOFR Loans into Base Rate Loans shall involve an aggregate principal amount of not less than $3,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof; any such conversion of Base Rate Loans into, or continuation of, SOFR Loans shall involve an aggregate principal amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 in excess thereof; and no partial conversion of SOFR Loans made pursuant to a single Borrowing shall reduce the outstanding principal amount of such SOFR Loans to less than $5,000,000 or to any greater amount not an integral multiple of $1,000,000 in excess thereof, (y) except as otherwise provided in Section 2.15(f), SOFR Loans may be converted into Base Rate Loans only on the last day of the Interest Period applicable thereto (and, in any event, if a SOFR Loan is converted into a Base Rate Loan on any day other than the last day of the Interest Period applicable thereto, the Borrower will pay, upon such conversion, all amounts required under Section 2.17 to be paid as a consequence thereof), and (z) no conversion of Base Rate Loans into SOFR Loans or continuation of SOFR Loans shall be permitted during the continuance of an Event of Default.

(b) Procedure. The Borrower shall make each such election by giving the Administrative Agent written notice (i) not later than 12:00 noon, Local Time, three Business Days prior to the intended effective date of any conversion of Base Rate Loans into SOFR Loans, or any continuation of SOFR Loans and (ii) not later than 12:00 noon, Local Time, one Business Day prior to the intended effective date of any conversion of SOFR Loans into Base Rate Loans. Each such notice (each, a “Notice of Conversion/Continuation”) shall be irrevocable, shall be given in the form of Exhibit B-2 and shall specify (x) the date of such

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conversion or continuation (which shall be a Business Day), (y) in the case of a conversion into, or a continuation of, SOFR Loans, the Interest Period to be applicable thereto, and (z) the aggregate amount and Type of the Loans being converted or continued. Upon the receipt of a Notice of Conversion/Continuation, the Administrative Agent will promptly notify each applicable Lender of the proposed conversion or continuation. In the event that the Borrower shall fail to deliver a Notice of Conversion/Continuation as provided herein with respect to any of its outstanding SOFR Loans, such SOFR Loans shall automatically be continued as SOFR Loans with an Interest Period of one month upon the expiration of the then-current Interest Period applicable thereto (unless repaid pursuant to the terms hereof). In the event the Borrower shall have failed to select in a Notice of Conversion/Continuation the duration of the Interest Period to be applicable to any conversion into, or continuation of, its SOFR Loans, then the Borrower shall be deemed to have selected an Interest Period with a duration of one month.

2.12 Method of Payments; Computations; Apportionment of Payments.

(a) Payments by Borrower. All payments by the Borrower hereunder shall be made without setoff, counterclaim or other defense, in Dollars and in immediately available funds to the Administrative Agent, for the account of the Lenders entitled to such payment or the Administrative Agent, as the case may be (except as otherwise expressly provided herein as to payments required to be made directly to the Lenders) at its Payment Office prior to 1:00 p.m., Local Time, on the date payment is due. Any payment made as required hereinabove, but after 1:00 p.m., Local Time, shall be deemed to have been made on the next succeeding Business Day. If any payment falls due on a day that is not a Business Day, then such due date shall be extended to the next succeeding Business Day (except that in the case of SOFR Loans to which the provisions of Section 2.10(iv) are applicable, such due date shall be the next preceding Business Day), and such extension of time shall then be included in the computation of payment of interest, fees or other applicable amounts.

(b) Distributions by Administrative Agent. The Administrative Agent will distribute to the Lenders like amounts relating to payments made to the Administrative Agent for the account of the Lenders as follows: (i) if the payment is received by 1:00 p.m., Local Time, in immediately available funds, the Administrative Agent will make available to each relevant Lender on the same date, by wire transfer of immediately available funds, such Lender’s ratable share of such payment (based on the percentage that the amount of the relevant payment owing to such Lender bears to the total amount of such payment owing to all of the relevant Lenders), and (ii) if such payment is received after 1:00 p.m., Local Time, or in other than immediately available funds, the Administrative Agent will make available to each such Lender its ratable share of such payment by wire transfer of immediately available funds on the next succeeding Business Day (or in the case of uncollected funds, as soon as practicable after collected). If the Administrative Agent shall not have made a required distribution to the appropriate Lenders as required hereinabove after receiving a payment for the account of such Lenders, the Administrative Agent will pay to each such Lender, on demand, its ratable share of such payment with interest thereon at the Federal Funds Rate for each day from the date such amount was required to be disbursed by the Administrative Agent until the date repaid to such Lender.

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(c) Payment Reliance. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each Lender, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(d) Computations. All computations of interest and fees hereunder (including computations of the Reserve Requirement) shall be made on the basis of a year consisting of (i) in the case of interest on Base Rate Loans based on the prime commercial lending rate of the Person serving as the Administrative Agent, 365/366 days, as the case may be, or (ii) in all other instances, 360 days; and in each case under (i) and (ii) above, with regard to the actual number of days (including the first day, but excluding the last day) elapsed.

(e) Application after Acceleration. Notwithstanding any other provision of this Agreement or any other Credit Document to the contrary, all amounts collected or received by the Administrative Agent or any Lender after acceleration of the Loans pursuant to Section 8.2 shall be applied as follows:

(i) first, to the payment of all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ and consultants’ fees irrespective of whether such fees are allowed as a claim after the occurrence of a Bankruptcy Event) of the Administrative Agent in connection with enforcing the rights of the Lenders under the Credit Documents;

(ii) second, to the payment of any fees owed to the Administrative Agent hereunder or under any other Credit Document;

(iii) third, to the payment of all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and consultants’ fees irrespective of whether such fees are allowed as a claim after the occurrence of a Bankruptcy Event) of each of the Lenders in connection with enforcing its rights under the Credit Documents or otherwise with respect to the Obligations owing to such Lender;

(iv) fourth, to the payment of all of the Obligations consisting of accrued fees and interest (including fees incurred and interest accruing at the then-applicable rate after the occurrence of a Bankruptcy Event irrespective of whether a claim for such fees incurred and interest accruing is allowed in such proceeding);

(v) fifth, to the payment of the outstanding principal amount of the Obligations;

(vi) sixth, to the payment of all other Obligations and other obligations that shall have become due and payable under the Credit Documents and not repaid; and

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(vii) seventh, to the payment of the surplus (if any) to whomever may be lawfully entitled to receive such surplus.

In carrying out the foregoing, (x) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category, and (y) all amounts shall be apportioned ratably among the Lenders in proportion to the amounts of such principal, interest, fees or other Obligations owed to them respectively pursuant to clauses (iii) through (vii) above.

2.13 Recovery of Payments.

(a) From Borrower. The Borrower agrees that to the extent the Borrower makes a payment or payments to or for the account of the Administrative Agent or any Lender, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any Debtor Relief Law (whether as a result of any demand, settlement, litigation or otherwise), then, to the extent of such payment or repayment, the Obligation intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been received.

(b) From Lenders. If any amounts distributed by the Administrative Agent to any Lender are subsequently returned or repaid by the Administrative Agent to the Borrower, its representative or successor in interest, or any other Person, whether by court order, by settlement approved by the Lender in question, or pursuant to applicable Requirements of Law, such Lender will, promptly upon receipt of notice thereof from the Administrative Agent, pay the Administrative Agent such amount. If any such amounts are recovered by the Administrative Agent from the Borrower, its representative or successor in interest or such other Person, the Administrative Agent will redistribute such amounts to the Lenders on the same basis as such amounts were originally distributed.

2.14 Pro Rata Treatment.

(a) General. All fundings, continuations and conversions of Loans, and any funding of the Pre-Closing Funded Amount, shall be made by the Lenders pro rata on the basis of their respective Commitments (in the case of the funding of Loans or the Pre-Closing Funded Amount, as applicable, pursuant to Section 2.2) or on the basis of their respective outstanding Loans (in the case of continuations and conversions of Loans pursuant to Section 2.11, or in the event the Commitments for Loans have expired or have been terminated), as the case may be from time to time. All payments on account of principal of, or interest on, any Loans, fees or any other Obligations owing to or for the account of any one or more Lenders shall be apportioned ratably among such Lenders in proportion to the amounts of such principal, interest, fees or other Obligations owed to them respectively.

(b) Sharing of Payments. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other Obligations hereunder resulting in such Lender’s receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving

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such greater proportion shall (i) notify the Administrative Agent of such fact and (ii) purchase (for cash at face value) participations in the Loans and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them; provided that (x) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (y) the provisions of this Section 2.14 shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section 2.14(b) shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation. If under any applicable bankruptcy, insolvency or similar law, any Lender receives a secured claim in lieu of a setoff to which this Section 2.14(b) applies, such Lender shall, to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section 2.14(b) to share in the benefits of any recovery on such secured claim.

2.15 Increased Costs; Change in Circumstances; Illegality.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except the Reserve Requirement reflected in Term SOFR);

(ii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or SOFR Loans made by such Lender, excluding costs or expenses to the extent reflected in the Reserve Requirement;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of continuing, converting, making or maintaining any SOFR Loan (or of maintaining its obligation to continue, convert or make any such Loan) by an amount deemed by such Lender or such other Recipient to be material, or to reduce the amount of any sum received or receivable by such Lender or such other Recipient hereunder (whether of principal, interest or any other amount) by an amount deemed by such Lender or such other Recipient to be material, then, upon request of such Lender or such other Recipient, the Borrower will pay to such Lender or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

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(b) Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity) by an amount deemed by such Lender to be material, then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender (which shall set forth the basis for such amount and the calculation thereof in reasonable detail) setting forth the amount or amounts necessary to compensate such Lender or its holding company, as specified in Section 2.15(a) or 2.15(b), and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 15 Business Days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 2.15 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 2.15 for any increased costs incurred or reductions suffered more than 180 days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

(e) Inadequacy or Indeterminacy. Unless and until a Benchmark Replacement is implemented in accordance with clause (h) below, if, on or prior to the first day of any Interest Period, (y) the Administrative Agent shall have determined in good faith that adequate and reasonable means do not exist for ascertaining Term SOFR for such Interest Period or (z) the Administrative Agent shall have received written notice from the Required Lenders of their determination in good faith that the rate of interest referred to in the definition of “Term SOFR” upon the basis of which Term SOFR for SOFR Loans for such Interest Period is to be determined will not adequately and fairly reflect the cost to such Lenders of making or maintaining SOFR Loans during such Interest Period, the Administrative Agent will forthwith so notify the Borrower and the Lenders. Upon such notice, (i) all then outstanding SOFR Loans shall automatically, on the expiration date of the respective Interest Periods applicable thereto (unless then repaid in full), be converted into Base Rate Loans, (ii) the obligation of the Lenders to make, to convert Base Rate Loans into, or to continue, SOFR Loans shall be suspended

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(including pursuant to the Borrowing to which such Interest Period applies), and (iii) any Notice of Borrowing or Notice of Conversion/Continuation given at any time thereafter with respect to SOFR Loans shall be deemed to be a request for Base Rate Loans, in each case until the Administrative Agent or the Required Lenders, as the case may be, shall have determined that the circumstances giving rise to such suspension no longer exist (and the Required Lenders, if making such determination, shall have so notified the Administrative Agent), and the Administrative Agent shall have so notified the Borrower and the Lenders.

(f) Illegality. Notwithstanding any other provision in this Agreement, if, at any time after the date hereof and from time to time, any Lender shall have determined in good faith that the introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance with any guideline or request from any such Governmental Authority (whether or not having the force of law), has or would have the effect of making it unlawful for such Lender to make or to continue to make or maintain SOFR Loans, such Lender will forthwith so notify the Administrative Agent and the Borrower. Upon such notice, (i) each of such Lender’s then outstanding SOFR Loans shall automatically, on the expiration date of the respective Interest Period applicable thereto (or, to the extent any such SOFR Loan may not lawfully be maintained as a SOFR Loan until such expiration date, upon such notice) and to the extent not sooner prepaid, be converted into a Base Rate Loan, (ii) the obligation of such Lender to make, to convert Base Rate Loans into, or to continue, SOFR Loans shall be suspended (including pursuant to any Borrowing for which the Administrative Agent has received a Notice of Borrowing but for which the Closing Date has not arrived), and (iii) any Notice of Borrowing or Notice of Conversion/Continuation given at any time thereafter with respect to SOFR Loans shall, as to such Lender, be deemed to be a request for a Base Rate Loan, in each case until such Lender shall have determined that the circumstances giving rise to such suspension no longer exist and shall have so notified the Administrative Agent, and the Administrative Agent shall have so notified the Borrower.

(g) Similar Treatment. Notwithstanding the foregoing Sections 2.15(a), 2.15(b), and 2.15(f), no Lender or Recipient shall impose any costs specified therein or make any request for compensation pursuant thereto (or be entitled to any such additional costs) unless such Lender or Recipient is then generally imposing such cost upon or requesting such compensation from borrowers that are financial institutions in connection with similar credit facilities containing similar provisions and at the time of such request certifies to the Borrower to the effect of the foregoing.

(h) Changed Circumstances.

(i) Circumstances Affecting Benchmark Availability. Subject to clause (iii) below, in connection with any request for a SOFR Loan or a conversion to or continuation thereof or otherwise, if for any reason (i) the Administrative Agent shall determine (which determination shall be conclusive and binding absent manifest error) that reasonable and adequate means do not exist for ascertaining Term SOFR for the applicable Interest Period with respect to a proposed SOFR Loan on or prior to the first day of such Interest Period or (ii) the Required Lenders shall determine (which determination shall be conclusive and binding absent manifest error) that Term SOFR

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does not adequately and fairly reflect the cost to such Lenders of making or maintaining such Loans during such Interest Period, then in each case, the Administrative Agent shall promptly give notice thereof to the Borrower. Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to convert any Loan to or continue any Loan as a SOFR Loan, shall be suspended (to the extent of the affected SOFR Loans or the affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (A) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Loans in the amount specified therein and (B) any outstanding affected SOFR Loans will be deemed to have been converted into Base Rate Loans at the end of the applicable Interest Period. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.17.

(ii) Laws Affecting SOFR Availability. If, after the date hereof, the introduction of, or any change in, any applicable law or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any of the Lenders (or any of their respective Lending Offices) with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, shall make it unlawful or impossible for any of the Lenders (or any of their respective Lending Offices) to honor its obligations hereunder to make or maintain any SOFR Loan, or to determine or charge interest based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, such Lender shall promptly give notice thereof to the Administrative Agent and the Administrative Agent shall promptly give notice to the Borrower and the other Lenders. Thereafter, until the Administrative Agent notifies the Borrower that such circumstances no longer exist, (i) any obligation of the Lenders to make SOFR Loans, and any right of the Borrower to convert any Loan to a SOFR Loan or continue any Loan as a SOFR Loan, shall be suspended and (ii) if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”, in each case until each such affected Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, if necessary to avoid such illegality, upon demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all SOFR Loans to Base Rate Loans (in each case, if necessary to avoid such illegality, the Administrative Agent shall compute the Base Rate without reference to clause (c) of the definition of “Base Rate”), on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans, to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 2.17.

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(iii) Benchmark Replacement Setting.

(A) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, upon the occurrence of a Benchmark Transition Event, the Administrative Agent and the Borrower may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. No replacement of a Benchmark with a Benchmark Replacement pursuant to this Section 2.15(h)(iii) will occur prior to the applicable Benchmark Transition Start Date.

(B) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent, in consultation with the Borrower, will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(C) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.15(h)(iii)(D). Any determination, decision or election that may be made by the Administrative Agent or the Lenders pursuant to this Section 2.15(h)(iii), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 2.15(h)(iii).

(D) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (1) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the

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Administrative Agent in its reasonable discretion or (2) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to clause (A) above either (1) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (2) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(E) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (A) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans and (B) any outstanding affected SOFR Loans will be deemed to have been converted to Base Rate Loans at the end of the applicable Interest Period. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate.

2.16 Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Credit Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.16) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Borrower. The Borrower (without duplication of Section 2.16(a)) shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent or such other Recipient timely reimburse it for the payment of, any Other Taxes.

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(c) Indemnification by the Borrower. The Borrower shall indemnify each Recipient, within 10 Business Days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.16) payable or paid by such Recipient (whether directly or pursuant to Section 2.16(d)) or required to be withheld or deducted from a payment to such Recipient and any reasonable out-of-pocket expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability (which shall be in reasonable detail) delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. The Administrative Agent and each Lender agrees to cooperate with any reasonable request made by the Borrower in respect of a claim of a refund in respect of Indemnified Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section 2.16(c) if (i) the Borrower has agreed in writing to pay all of the Administrative Agent’s or such Lender’s reasonable out-of-pocket costs and expenses relating to such claim, (ii) the Administrative Agent or such Lender determines, in its good faith judgment, that it would not be disadvantaged, unduly burdened or prejudiced as a result of such claim and (iii) the Borrower furnishes, upon request of the Administrative Agent or such Lender, an opinion of tax counsel (such opinion and such counsel to be reasonably acceptable to the Administrative Agent or such Lender) to the effect that such Indemnified Taxes were wrongly or illegally imposed. This Section 2.16(c) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it reasonably deems confidential) to the Borrower or any other Person.

(d) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 Business Days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6(f) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this Section 2.16(d).

(e) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 2.16, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

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(f) Status of Lenders.

(i) Any Lender that is entitled to an exemption from, or reduction in the rate of, the imposition, deduction or withholding of any Indemnified Taxes with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without imposition, deduction or withholding of such Indemnified Taxes or at a reduced rate. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.16(f)(ii)(A), 2.16(f)(ii)(B) or 2.16(f)(ii)(D)) shall not be required if such Lender is not legally able to complete, execute and submit such documentation.

(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Credit Document, executed copies of IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Credit Document, IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed copies of IRS Form W-8ECI;

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(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit E-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner of a payment received under any of the Credit Documents, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-2 or Exhibit E-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit E-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Credit Document would be subject to Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.16(f)(ii)(D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

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Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If any party determines, in its reasonable discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.16 (including by the payment of additional amounts pursuant to this Section 2.16) or that it has obtained, utilized and retained a Tax credit or relief which is attributable to such indemnity payment or additional amount, it shall pay to the indemnifying party an amount equal to such refund or the amount of such credit or relief (but only to the extent of indemnity payments made under this Section 2.16 with respect to the Taxes giving rise to such refund, credit or relief), net of all reasonable out-of-pocket expenses of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund, credit or relief). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.16(g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay an amount in respect of such refund, credit or relief to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.16(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.16(g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund, credit or relief had never been paid. This Section 2.16(g) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it reasonably deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party’s obligations under this Section 2.16 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.17 Indemnity; Compensation. The Borrower hereby indemnifies each of the Lenders and will compensate each Lender upon demand for all losses, expenses and liabilities (including any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund or maintain SOFR Loans) that such Lender may incur or sustain (i) if for any reason (other than a default by such Lender) a Borrowing or continuation of, or conversion into, a SOFR Loan to the Borrower does not occur on a date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation given by the Borrower, (ii) if any repayment, prepayment or conversion of any SOFR Loan to the Borrower occurs on a date other than the last day of an Interest Period applicable thereto (including as a consequence of any assignment made pursuant to Section 2.18(a) or any acceleration of the maturity of the Loans pursuant to Section 8.2), (iii) if any prepayment of any SOFR Loan to the

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Borrower is not made on any date specified in a notice of prepayment given by the Borrower (including any notice that is thereafter revoked in accordance with Section 2.7(a)) or (iv) as a consequence of any other failure by the Borrower to make any payments with respect to any SOFR Loan to the Borrower when due hereunder. A certificate (which shall be in reasonable detail) showing the bases for the determinations set forth in this Section 2.17 by any Lender as to any additional amounts payable pursuant to this Section 2.17 shall be submitted by such Lender to the Borrower either directly or through the Administrative Agent. Determinations set forth in any such certificate made in good faith for purposes of this Section 2.17 of any such losses, expenses or liabilities shall be conclusive absent manifest error. All obligations of the Borrower under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment satisfaction or discharge of all obligations under any Credit Document.

2.18 Replacement of Lenders; Mitigation of Costs.

(a) Replacement of Lenders. The Borrower may, at any time at its sole expense and effort, require any Lender (i) that has requested compensation from the Borrower under Section 2.15(a) or 2.15(b) or payments from the Borrower under Section 2.16, (ii) the obligation of which to make or maintain SOFR Loans has been suspended under Section 2.15(f) or (iii) that is a Defaulting Lender or a Non-Consenting Lender, in any case upon notice to such Lender and the Administrative Agent, to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.6), all of such Defaulting Lender’s or such Non-Consenting Lender’s interests, rights (other than its existing rights to payments pursuant to Section 2.15 or 2.16) and obligations under this Agreement and the related Credit Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Administrative Agent shall have received the assignment fee specified in Section 10.6(b)(iv), which fee shall be payable by the Borrower or such assignee;

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Credit Documents (including any amounts under Section 2.17) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a request for compensation under Section 2.15(a) or 2.15(b) or payments required to be made pursuant to Section 2.16, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) in the case of an assignment of the interests, rights and obligations under this Agreement and the related Credit Documents of a Non-Consenting Lender, such assignee shall have approved (or shall approve) such consent, waiver or amendment that resulted in the Non-Consenting Lender becoming a Non-Consenting Lender; and

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(v) such assignment does not conflict with applicable Requirements of Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

(b) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.15(a) or 2.15(b), or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.16, or if any Lender gives a notice pursuant to Section 2.15(f), then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15(a), 2.15(b) or 2.16, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 2.15(f), as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable and documented out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

2.19 Defaulting Lenders.

(a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and in Section 10.5.

(ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 8.3 shall be applied at such time or times as may be determined by the Administrative Agent as follows:

(A) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder;

(B) second, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent;

(C) third, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement;

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(D) fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement;

(E) fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and

(F) sixth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction;

provided that if (x) such payment is a payment of the principal amount of any Loans which such Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made at a time when the conditions set forth in Section 3.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of such Defaulting Lender until such time as all Loans are held by the Lenders pro rata in accordance with the Commitments. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees. No Defaulting Lender shall be entitled to receive any Commitment Fee payable pursuant to Section 2.9(a)(ii) for any period during which such Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(b) Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans to be held pro rata by the Lenders in accordance with the Commitments, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided further that (x) except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender, and (y) such Lender shall be obligated to reimburse the other Lenders for any breakage expenses of the type described in Section 2.17 arising as a result of the foregoing.

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ARTICLE III

CONDITIONS PRECEDENT

3.1 Conditions to the Effective Date.

This Agreement shall become effective, and the Effective Date shall occur, on the date on which the following conditions precedent shall have been satisfied or waived by the Initial Arrangers:

(a) The Administrative Agent or the Initial Arrangers, as applicable, shall have received the following, each of which shall be originals or telecopies or in an electronic format acceptable to the Administrative Agent unless otherwise specified, each properly executed by an Authorized Officer of the Borrower, each dated as of the Effective Date and in such number of copies as the Administrative Agent shall have reasonably requested (or, in the case of certificates of governmental officials, a recent date prior to the Effective Date) and each in a form and substance reasonably satisfactory to the Administrative Agent and each of the Lenders:

(i) executed counterparts of this Agreement;

(ii) to the extent requested by any Lender in accordance with Section 2.4(d), a Note for such Lender, in each case duly completed in accordance with the provisions of Section 2.4(d) and executed by the Borrower;

(iii) a certificate of the secretary or an assistant secretary of the Borrower certifying, as of the Effective Date, (i) that attached thereto is a true and complete copy of the certificate of incorporation and all amendments thereto of the Borrower, certified as of a recent date by the Secretary of State (or comparable Governmental Authority) of its jurisdiction of organization, and that the same has not been amended since the date of such certification, (ii) that attached thereto is a true and complete copy of the bylaws of the Borrower, as then in effect and as in effect at all times from the date on which the resolutions referred to in clause (iii) below were adopted to and including the date of such certificate, (iii) that attached thereto is a true and complete copy of resolutions adopted by the board of directors of the Borrower, authorizing the execution, delivery and performance of the Credit Documents to which it is a party, and (iv) as to the incumbency and genuineness of the signature of each officer of such Person executing such other Credit Documents; and attaching copies of all the documents referred to in clauses (i), (ii) and (iii) above;

(iv) a certificate as of a recent date of the good standing of the Borrower as of the Effective Date, under the laws of its jurisdiction of organization, from the Secretary of State (or comparable Governmental Authority) of such jurisdiction;

(v) the favorable opinions of (A) Shearman & Sterling, LLP, special counsel to the Borrower, (B) Sullivan & Cromwell LLP, special counsel to the Borrower, and (C) in-house counsel to the Borrower, in each case addressing such matters as the Initial Arrangers may reasonably request and in form and substance reasonably satisfactory to the Initial Arrangers; and

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(vi) a certificate, signed by a Responsible Officer of the Borrower, certifying that on and as of the Effective Date, (A) the representations and warranties contained in this Agreement and the other Credit Documents qualified as to materiality are true and correct and those not so qualified are true and correct in all material respects, both immediately before and immediately after giving effect to this Agreement (except to the extent any such representation or warranty is expressly stated to have been made as of a specific date, in which case such representation or warranty is true and correct (if qualified as to materiality) or true and correct in all material respects (if not so qualified), in each case only on and as of such specific date) and (B) no Default or Event of Default shall have occurred and be continuing on the Effective Date, both immediately before and immediately after giving effect to this Agreement and the transactions contemplated hereby.

(b) The Borrower shall have received all required governmental, shareholder, board of directors (or similar governing body or duly appointed committee) and third party consents and approvals necessary in connection with the effectiveness of this Agreement, the transactions contemplated hereby, and the performance of the Borrower’s obligations hereunder, which consents and approvals shall be in full force and effect.

(c) The Borrower shall have paid (i) to the Initial Arrangers, the fees required under the Fee Letters to be paid thereto on the Effective Date, in the amounts due and payable on the Effective Date as required by the terms thereof, (ii) to the Administrative Agent, the initial payment of the annual administrative fee described in the Wells Fargo Fee Letter to be paid thereto on the Effective Date, in the amounts due and payable on the Effective Date as required by the terms thereof, and (iii) to the extent invoiced to the Borrower at least two Business Days prior to the Effective Date, all other reasonable and documented out-of-pocket expenses of the Initial Arrangers, the Administrative Agent and the Lenders required (to the extent otherwise agreed to by the Borrower in writing) to be paid on or prior to the Effective Date (including reasonable and documented out-of-pocket fees and expenses of counsel) in connection with this Agreement and the other Credit Documents.

(d) The Administrative Agent and the Lenders shall have received the Ineligible Assignees Letter Agreement, duly executed by the Borrower.

(e) The Administrative Agent and the Lenders shall have received from the Borrower all documentation and other information requested by the Administrative Agent or any Lender at least 10 Business Days prior to the Effective Date that is required to satisfy applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

(f) The Borrower shall have delivered to the Administrative Agent, and directly to any Lender requesting the same, a Beneficial Ownership Certification in relation to it (or a certification that such Borrower qualifies for an express exclusion from the “legal entity customer” definition under the Beneficial Ownership Regulations), in each case at least 10 Business Days prior to the Effective Date.

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Without limiting the generality of the provisions of the last paragraph of Section 10.5, for purposes of determining compliance with the conditions specified in this Section 3.1, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required under this Section 3.1 to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent and the Borrower shall have received written notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

3.2 Conditions to the Closing Date. The obligation of each Lender (i) to make the Loans on the Closing Date is subject to the satisfaction (or waiver by the Initial Arrangers) of the following conditions precedent, and only the following conditions precedent, on the Closing Date, or (ii) to pre-fund the Loans on the Pre-Closing Funding Date pursuant to Section 2.2(c)(ii) is subject to the satisfaction (or waiver by the Initial Arrangers) of the following conditions precedent, and only the following conditions precedent (in each case in this clause (ii), other than the Black Knight Acquisition Related Conditions), on the Pre-Closing Funding Date:

(a) The Borrowing of such Loans shall occur on the Black Knight Acquisition Date, which shall be on or before the earlier to occur of (i) the termination or expiration of the Black Knight Acquisition Agreement in accordance with its terms, and (ii) the “Outside Date” (as defined in the Black Knight Acquisition Agreement as in effect on May 4, 2022) as such date may be extended in accordance with the Black Knight Acquisition Agreement as in effect on May 4, 2022;

(b) Since the date of the Black Knight Acquisition Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement);

(c) The Initial Arrangers shall have received a certificate of the chief financial officer of the Borrower as to the solvency of the Borrower and its Subsidiaries, on a consolidated basis, after giving effect to the Black Knight Transactions, in the form of Exhibit F;

(d) The Black Knight Acquisition shall have been consummated substantially concurrently with the Borrowing of such Loans, and substantially in accordance with the terms and conditions of the Black Knight Acquisition Agreement without giving effect to any waiver, modification or consent thereunder that is materially adverse to the Lenders or the Initial Arrangers (as reasonably determined by the Initial Arrangers) unless approved by the Initial Arrangers (which approval shall not be unreasonably withheld, conditioned or delayed), it being understood and agreed that, without limiting the generality of the foregoing, (1) any decrease in the Black Knight Acquisition consideration shall not be materially adverse to the Lenders or the Initial Arrangers so long as such decrease is allocated to reduce the Black Knight Borrower Stock Contribution and the Black Knight Bridge Facility on a pro rata, dollar-for-dollar basis, (2) any increase in the purchase price shall not be materially adverse to the Lenders or the Initial Arrangers so long as such increase is funded solely by an increase in the amount of the Black Knight Borrower Stock Contribution and (3) any change to the definition of “Material Adverse Effect” or the “Xerox” provisions shall be deemed to be a modification which is materially adverse to the Lenders and the Initial Arrangers;

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(e) The representations and warranties made by or with respect to Black Knight and its Subsidiaries in the Black Knight Acquisition Agreement as are material to the interests of the Lenders (the “Black Knight Acquisition Agreement Representations”) shall be true and correct, but only to the extent that the Borrower or any of its Affiliates has the right to terminate its or its Subsidiaries’ obligations under the Black Knight Acquisition Agreement, or to decline to consummate the Black Knight Acquisition pursuant to the Black Knight Acquisition Agreement, as result of a breach of any such representations and warranties or any such representations and warranties not being accurate (in each case, determined without regard to any notice requirement). The representations and warranties of the Borrower set forth in Sections 4.1(i), 4.1(ii) (but only with respect to the Borrower’s power and authority to execute, deliver and perform the Credit Documents to which it is a party), 4.2, 4.3 (but only with respect to clause (i) therein), 4.7, 4.11, 4.12 (but only with respect to the Borrower’s use of proceeds) and 4.13 shall be true and correct in all material respects (except that any representation and warranty qualified as to materiality or Material Adverse Effect shall be true and correct in all respects);

(f) No Event of Default under Section 8.1(a), 8.1(f) or 8.1(g), nor any “event of default” or similar condition under the Black Knight Bridge Facility, the Revolving Credit Agreement (unless terminated on or prior to the Closing Date), or any other Indebtedness in excess of the Threshold Amount in the aggregate (but, in each case, only insofar as such “event of default” or similar condition relates to bankruptcy or insolvency, or the nonpayment of principal, interest or fees), shall have occurred and be continuing on such date, both immediately before and immediately after giving effect to the Loans to be made on such date;

(g) The Initial Arrangers shall have received (i) copies of audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the Borrower and its subsidiaries for the three fiscal years most recently ended at least 90 days prior to the Closing Date (or such lesser time applicable to the Borrower as the annual report deadline under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) and interim unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for each subsequent quarterly period after the date of the last audited financial statements pursuant to this clause (i) (other than the fourth fiscal quarter of any fiscal year) ended at least 45 days prior to the Closing Date (or such lesser time applicable to the Borrower as the quarterly report deadline under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) (it being understood and acknowledged by the Initial Arrangers that the audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for the Borrower and its subsidiaries filed with the SEC, as of the date hereof, for the three years ended December 31 2019, 2020 and 2021 and for the three months ended March 31, 2022 satisfy the obligation to provide such financial information for the periods covered by such filings), and (ii) copies of all financial statements of Black Knight delivered to the Borrower pursuant to the Black Knight Acquisition Agreement;

(h) On the Black Knight Acquisition Date, after giving effect to the Black Knight Transactions, the obligations of Black Knight and its subsidiaries under that certain Second Amended and Restated Lien Credit and Guaranty Agreement, dated as of March 10, 2021 (as amended, restated, supplemented or otherwise modified from time to time), among Black Knight Infoserv, LLC, a Delaware limited liability company (the “Black Knight Borrower”), Black Knight Financial Services, LLC, a Delaware limited liability company, each subsidiary of the

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Black Knight Borrower from time to time party thereto as guarantors, the lenders from time party thereto, JPMorgan Chase Bank, N.A., as the administrative agent, a swing line lender and an L/C issuer, Bank of America, N.A., as a swing line lender and an L/C issuer, and U.S. Bank National Association, as a swing line lender an L/C issuer, shall have been repaid in full and all guarantees and security interests shall have been terminated and released;

(i) The Administrative Agent shall have received a Notice of Borrowing in accordance with Section 2.2(b) and, if any SOFR Loans are to be borrowed on the Closing Date (or pre-funded on the Pre-Closing Funding Date) and such date is prior to the third Business Day after the Effective Date, the Administrative Agent shall have received, three Business Days prior to such date, a customary pre-funding SOFR indemnity letter from the Borrower;

(j) The aggregate principal of such Loans shall not exceed the aggregate Commitments at such time (determined without giving effect to such Loans);

(k) All fees and (to the extent invoiced at least two Business Days prior to the Closing Date) expenses due to the Initial Arrangers, the Administrative Agent and the Lenders required to be paid on the Closing Date (including the fees and expenses of counsel for the Initial Arrangers and the Administrative Agent) will have been paid;

(l) At least three Business Days prior to the Closing Date (or, if a Pre-Closing Funding Election has been made, the Pre-Closing Funding Date), the Borrower will have provided the documentation and other information to the Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation, but only to the extent that the Lenders shall have requested such documentation and other information at least 10 Business Days prior to the Closing Date (or, if a Pre-Closing Funding Election has been made, the Pre-Closing Funding Date); and

(m) The Effective Date shall have occurred.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

To induce the Administrative Agent and the Lenders to enter into this Agreement and to induce the Lenders to extend the credit contemplated hereby, the Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

4.1 Corporate Organization and Power. The Borrower (i) is a corporation duly organized or formed, validly existing and is in good standing under the laws of the jurisdiction of its incorporation, (ii) has the full corporate power and authority to execute, deliver and perform the Credit Documents to which it is or will be a party, to own and hold its property and to engage in its business as presently conducted and (iii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the nature of its business or the ownership of its properties requires it to be so qualified, except where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

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4.2 Authorization; Enforceability. The Borrower has taken all necessary corporate action to execute, deliver and perform each of the Credit Documents, and has (or on any later date of execution and delivery will have) validly executed and delivered each of the Credit Documents. This Agreement constitutes, and each of the other Credit Documents upon execution and delivery will constitute, the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

4.3 No Violation. The execution, delivery and performance by the Borrower of each of the Credit Documents, and compliance by it with the terms hereof and thereof, do not and will not (i) violate any provision of its certificate of incorporation or its bylaws, (ii) contravene any other Requirement of Law applicable to it, (iii) conflict with, result in a breach of or constitute (with notice, lapse of time or both) a default under any indenture, mortgage, lease, agreement, contract or other instrument to which it is a party, by which it or any of its properties is bound or to which it is subject or (iv) result in or require the creation or imposition of any Lien, other than a Permitted Lien, upon any of its properties, revenues or assets; except, in the case of clauses (ii), (iii) and (iv) above, where such violations, conflicts, breaches, defaults or liens, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.4 Governmental and Third-Party Authorization; Permits. No consent, approval, authorization or other action by, notice to, or registration or filing with, any Governmental Authority, Self-Regulatory Organization, or other Person is required as a condition to or otherwise in connection with the due execution, delivery and performance by the Borrower of this Agreement or any of the other Credit Documents or the legality, validity or enforceability hereof or thereof, other than (i) consents, authorizations and filings that have been made or obtained and that are in full force and effect and (ii) consents and filings the failure to obtain or make which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Borrower is in good standing with respect to, or has maintained in effect, all governmental approvals, licenses, permits and authorizations necessary to conduct its business as presently conducted and to own or lease and operate its properties, except for those the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.5 Litigation. As of the Effective Date, there are no actions, investigations, suits or proceedings pending or, to the knowledge of the Borrower, threatened, at law, in equity or in arbitration, before any court, other Governmental Authority, Self-Regulatory Organization, arbitrator or other Person, (i) against or affecting the Borrower or any Subsidiary thereof or any of their respective properties that would reasonably be expected to have a Material Adverse Effect, except as set forth in the Form 10-Q filed by the Borrower with the SEC on May 5, 2022 (and there have been no material adverse developments since such date in any such actions, investigations, suits or proceedings disclosed in such Form 10-Q), or (ii) with respect to this Agreement, any of the other Credit Documents or any of the other transactions contemplated hereby or thereby.

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4.6 Full Disclosure. All factual information (other than information of a general economic or industry specific nature) heretofore, contemporaneously or hereafter furnished in writing to the Administrative Agent, any Arranger or any Lender by or on behalf of the Borrower or any Subsidiary thereof pursuant to this Agreement or the other Credit Documents, when taken as a whole, is or will be true and accurate in all material respects on the date as of which such information is dated or certified (or, if such information has been updated, amended or supplemented, on the date as of which any such update, amendment or supplement is dated or certified) and does not or will not omit any material fact necessary to make the statements contained herein and therein, in light of the circumstances under which such information was provided, taken as a whole, not misleading; provided that, with respect to projections, budgets and other estimates, the Borrower represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time.

4.7 Margin Regulations. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock. No proceeds of the Loans will be used, directly or indirectly, to purchase or carry any Margin Stock, to extend credit for such purpose or for any other purpose, in each case that would violate or be inconsistent with Regulations T, U or X or any provision of the Exchange Act.

4.8 No Material Adverse Effect. As of the Effective Date, there has been no Material Adverse Effect since December 31, 2021, and there exists no event, condition or state of facts that would reasonably be expected to result in a Material Adverse Effect.

4.9 Financial Matters. The Borrower has heretofore furnished to the Administrative Agent copies of (i) the audited consolidated balance sheets of the Borrower and its Subsidiaries for the 2021 fiscal year with the related statements of income, stockholders’ equity, comprehensive income and cash flows for the 2021 fiscal year, together with the opinions of Ernst & Young LLP thereon and (ii) the unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of March 31, 2022, with the related statements of income, stockholders’ equity, comprehensive income and cash flows for the fiscal quarter ended on that date. Such financial statements have been prepared in accordance with GAAP and present fairly in all material respects the financial condition of the Borrower and its Subsidiaries on a consolidated basis as of the respective dates thereof and the results of operations of the Borrower and its Subsidiaries on a consolidated basis for the period then ended subject, in the case of clause (ii), to the absence of footnotes and to normal year-end audit adjustments.

4.10 Compliance with Laws. Each of the Borrower and its Subsidiaries has timely filed all material reports, documents and other materials required to be filed by it under all applicable Requirements of Law with any Governmental Authority, has retained all material records and documents required to be retained by it under all applicable Requirements of Law, and is otherwise in compliance with all applicable Requirements of Law in respect of the conduct of its business and the ownership and operation of its properties, including the applicable rules of any Self-Regulatory Organization, except in each case to the extent that the failure to comply therewith, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

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4.11 Investment Company Act. The Borrower is not, and is not required to be, registered as an “investment company” under the Investment Company Act of 1940.

4.12 OFAC; Anti-Terrorism Laws.

(a) The Borrower and its Subsidiaries, and, to the best knowledge of the Borrower, its Affiliates and their respective directors, officers and employees have conducted their business in compliance with the Anti-Corruption Laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws in all material respects.

(b) Neither the Borrower nor any Subsidiary, nor, to the best knowledge of the Borrower, its Affiliates and their respective directors, officers and employees, acting or benefiting in any capacity in connection with the extensions of credit made available under this Agreement:

(i) is a Designated Person;

(ii) is a Person that is owned or controlled by a Designated Person;

(iii) is located, organized or resident in a Sanctioned Country; or

(iv) is now engaged in, any material dealings or transactions (1) with any Designated Person or (2) in any Sanctioned Country.

(c) Neither the making of the Loans hereunder nor the use of the proceeds thereof will violate the PATRIOT Act, any Anti-Corruption Laws, the Trading with the Enemy Act, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) or any enabling legislation or executive order relating thereto. The Borrower and each Subsidiary thereof is in compliance in all material respects with the PATRIOT Act and all Anti-Corruption Laws.

4.13 Solvency. On the Closing Date, immediately after giving effect to the consummation of the Black Knight Transactions occurring on the Closing Date, the Borrower and its Subsidiaries on a consolidated basis will be solvent. For purposes of the preceding sentence, “solvent” means that (i) the fair value of the assets of the Borrower and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its Subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date. As of the Closing Date, immediately after giving effect to the consummation of the Black Knight Transactions occurring on the Closing Date, the

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Borrower does not intend to, and the Borrower does not believe that it or any of its Subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such Subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such Subsidiary.

4.14 Certain ERISA Matters. As of the Effective Date the Borrower is not nor will be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments.

ARTICLE V

AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that, until the termination of the Commitments and the payment in full in cash of all principal and interest with respect to the Loans together with all fees, expenses and other amounts then due and owing hereunder (other than contingent obligations with respect to which no claims have been made):

5.1 Financial Statements. The Borrower will deliver to the Administrative Agent on behalf of the Lenders:

(a) As soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year, beginning with the second fiscal quarter of fiscal year 2022, unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of the end of such fiscal quarter and unaudited consolidated statements of income, cash flows and stockholders’ equity for the Borrower and its Subsidiaries for the fiscal quarter then ended and for that portion of the fiscal year then ended, in each case setting forth comparative consolidated figures as of the end of and for the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of notes required by GAAP and subject to normal year-end adjustments) applied on a basis consistent with that of the preceding quarter or containing disclosure of the effect on the financial condition or results of operations of any change in the application of accounting principles and practices during such quarter; and

(b) As soon as available and in any event within 90 days after the end of each fiscal year, beginning with fiscal year 2022, an audited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such fiscal year and the related audited consolidated statements of income, cash flows and stockholders’ equity for the Borrower and its Subsidiaries for the fiscal year then ended, including the notes thereto, in each case setting forth comparative consolidated figures as of the end of and for the preceding fiscal year, all in reasonable detail and (with respect to the audited statements) certified by the independent certified public accounting firm regularly retained by the Borrower or another independent certified public accounting firm of recognized national standing reasonably acceptable to the Administrative Agent, together with a report thereon by such accountants that is not qualified as to going concern or scope of audit and to the effect that such financial statements present fairly in all material respects the consolidated financial condition and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods indicated in accordance with GAAP applied on a basis consistent with that of the preceding year or containing disclosure of the effect on the financial condition or results of operations of any change in the application of accounting principles and practices during such year.

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Documents required to be delivered pursuant to Sections 5.1, 5.2(a) or 5.2(b) may be delivered electronically and, if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower provides notice to the Lenders that such information has been posted on the Borrower’s website on the Internet at https://ir.theice.com/financials/sec-filings/default.aspx, at https://www.sec.gov/edgar/browse/?CIK=1571949&owner=exclude or at another website identified in such notice and accessible by the Lenders without charge; or (ii) on which such documents are posted on the Borrower’s behalf on SyndTrak or another relevant website, if any, to which each of the Administrative Agent and each Lender has access; provided that (x) upon the request of the Administrative Agent or any Lender lacking access to the internet or SyndTrak, the Borrower shall deliver paper copies of such documents to the Administrative Agent or such Lender (until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender) and (y) the Borrower shall notify (which may be by a facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any documents. The Administrative Agent shall have no obligation to request the delivery of, or to maintain copies of, the documents referred to in the proviso to the immediately preceding sentence or to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

5.2 Other Business and Financial Information. The Borrower will deliver to the Administrative Agent and each Lender:

(a) Concurrently with each delivery of the financial statements described in Sections 5.1(a) and 5.1(b), a Compliance Certificate with respect to the period covered by the financial statements being delivered thereunder, executed by a Financial Officer of the Borrower, together with a Covenant Compliance Worksheet reflecting the computation of the financial covenant set forth in Article VI as of the last day of the period covered by such financial statements and containing explanatory footnotes of all pro forma adjustments and all adjustments to Consolidated EBITDA;

(b) Promptly upon the sending, filing or receipt thereof, copies of (i) all financial statements, reports, notices and proxy statements that the Borrower shall send or make available generally to its stockholders, (ii) all material regular, periodic and special reports, registration statements and prospectuses (other than on Form S-8) that the Borrower shall render to or file with the SEC and (iii) all press releases (excluding member notes and circulars) made available generally by the Borrower or any Subsidiary thereof to the public concerning material developments in the business of the Borrower and its Subsidiaries; provided that notwithstanding anything to the contrary included in Section 5.1, the Borrower shall be deemed to have given notice to the Administrative Agent and each Lender of the posting on the Borrower’s Internet website of the business and financial information set forth in clauses (i), (ii) or (iii) of this Section 5.2(b) at the time such information is posted thereon and no further notice shall be required to be provided by the Borrower to the Administrative Agent and the Lenders with respect thereto;

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(c) Promptly upon (and in any event within five Business Days after) any Responsible Officer of the Borrower obtaining knowledge thereof, written notice of any of the following:

(i) the occurrence of any Default or Event of Default, together with a written statement of a Responsible Officer of the Borrower specifying the nature of such Default or Event of Default;

(ii) the institution or threatened institution of any action, suit, investigation or proceeding against or affecting the Borrower or any of its Subsidiaries, including any such investigation or proceeding by any Governmental Authority or Self-Regulatory Organization (other than routine periodic regular or day-to-day inquiries, communications, investigations or reviews), that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and any material adverse development in any litigation or other proceeding previously reported pursuant to Section 4.5 or this Section 5.2(c)(ii);

(iii) any change in the Debt Ratings;

(iv) any change in the information provided in any Beneficial Ownership Certification previously delivered by the Borrower that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification, if applicable (it being understood that disclosure of any such change in the Borrower’s SEC filings shall be deemed to satisfy the requirements of this Section 5.2(c)(iv)); and

(v) any other matter or event that has, or would reasonably be expected to have, a Material Adverse Effect.

(d) As promptly as reasonably possible, such other information about the business, financial condition, operations or properties of the Borrower or any of its Subsidiaries as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request (except with respect to information relating to communications with any Governmental Authority or Self-Regulatory Organization with jurisdiction over any Regulated Subsidiary).

5.3 Existence; Franchises; Maintenance of Properties. The Borrower will, and will cause each of its Subsidiaries to, (i) maintain and preserve in full force and effect its legal existence, except as expressly permitted otherwise by Section 7.1 or 7.4, (ii) obtain, maintain and preserve in full force and effect all other rights, franchises, licenses, permits, certifications, approvals and authorizations required by Governmental Authorities and Self-Regulatory Organizations necessary to the ownership, occupation or use of its properties or the conduct of its business, except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect, and (iii) keep all material properties in good working order and condition (normal wear and tear and damage by casualty excepted); provided that this Section 5.3 shall not prevent the Borrower or any Subsidiary thereof from discontinuing the operation and the maintenance of any of its properties if such discontinuance, in the judgment of the Borrower, is desirable in or not disadvantageous to the conduct of the business of it and its Subsidiaries.

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5.4 Use of Proceeds. The Commitments of the Lenders hereunder shall reduce the commitments under a portion of the Black Knight Bridge Facility on a dollar-for dollar-basis and the proceeds of the Loans shall be used (i) to (A) finance a portion of the Black Knight Acquisition, (B) refinance a portion of the loans made under the Black Knight Bridge Facility, (C) refinance all or a portion of the existing Indebtedness of Black Knight and its Subsidiaries, and/or (D) pay fees, costs, commissions and expenses in connection with the Black Knight Transactions, and (ii) to provide for working capital and other general corporate purposes of the Borrower.

5.5 Compliance with Laws. The Borrower will, and will cause each of its Subsidiaries to, comply in all respects with all Requirements of Law applicable in respect of the conduct of its business and the ownership and operation of its properties, except to the extent the failure so to comply would not reasonably be expected to have a Material Adverse Effect.

5.6 Payment of Taxes. The Borrower will, and will cause each of its Subsidiaries to, pay and discharge all taxes, assessments and governmental charges or levies imposed upon it, upon its income or profits or upon any of its properties, prior to the date on which penalties would attach thereto, and all lawful claims that, if unpaid, would become a Lien (other than a Permitted Lien) upon any of the properties of any such Person except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect; provided, however, that no such Person shall be required to pay any such tax, assessment, charge, levy or claim that is being contested in good faith and by proper proceedings and as to which such Person is maintaining adequate reserves with respect thereto in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization).

5.7 Insurance. The Borrower will, and will cause each of its Subsidiaries to, maintain with financially sound and reputable insurance companies insurance with respect to its assets, properties and business, against such hazards and liabilities, of such types and in such amounts, as is customarily maintained by companies in the same or similar businesses similarly situated.

5.8 Maintenance of Books and Records; Inspection. The Borrower will, and will cause each of its Subsidiaries to, (i) maintain adequate books, accounts and records, in which full, true and correct entries shall be made of all financial transactions in relation to its business and properties, and prepare all financial statements required under this Agreement, in each case in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization) and in compliance with the requirements of any Governmental Authority or Self-Regulatory Organization having jurisdiction over it, and (ii) permit employees or agents of the Administrative Agent or any Lender to visit and inspect its properties and examine or audit its books, records, working papers and accounts (except with respect to information relating to communications with any Governmental Authority or Self-Regulatory Organization with jurisdiction over any Regulated Subsidiary or which are confidential with respect to members or users of such Regulated Subsidiaries), and make copies and memoranda of them, and to discuss its affairs, finances and

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accounts with its officers and employees and, upon reasonable notice to the Borrower, the independent public accountants of the Borrower and its Subsidiaries (and by this provision the Borrower authorizes such accountants to discuss the finances and affairs of the Borrower and its Subsidiaries), all at such times and from time to time, upon reasonable notice and during business hours, as may be reasonably requested; provided that (i) all such visits shall be coordinated through the Administrative Agent, (ii) unless a Default or Event of Default exists, no more than one such visit during any fiscal year shall be at the expense of the Borrower, and (iii) when a Default or Event of Default exists, the Administrative Agent may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

5.9 Anti-Corruption Laws, OFAC, PATRIOT Act Compliance.

(a) The Borrower shall not, and shall ensure that none of its Subsidiaries will, knowingly use the proceeds of any Loan:

(i) for any purpose which would violate the Anti-Corruption Laws;

(ii) to fund, finance or facilitate any activity, business or transaction of or with any Designated Person or in any Sanctioned Country, or otherwise in violation of Sanctions; or

(iii) in any other manner that would result in a material violation of any applicable Sanctions by the Administrative Agent or any Lender.

(b) The Borrower shall not, and shall ensure that none of its Subsidiaries will, use funds or assets obtained from transactions with or otherwise relating to (i) Designated Persons or (ii) any Sanctioned Country, to pay or repay any Obligation.

(c) The Borrower shall, and shall ensure that each of its Subsidiaries will:

(i) conduct its business in compliance with the Anti-Corruption Laws;

(ii) maintain policies and procedures designed to promote and achieve compliance with the Anti-Corruption Laws; and

(iii) have appropriate controls and safeguards in place designed to prevent any proceeds of any extension of credit made hereunder from being used contrary to the representations and undertakings set forth herein.

(d) The Borrower shall, and shall ensure that each of its Subsidiaries will, comply in all material respects with all foreign and domestic laws, rules and regulations (including the PATRIOT Act, foreign exchange control regulations, foreign asset control regulations and other trade-related regulations).

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ARTICLE VI

FINANCIAL COVENANT

The Borrower covenants and agrees that, until the termination of the Commitments and the payment in full in cash of all principal and interest with respect to the Loans together with all fees, expenses and other amounts then due and owing hereunder (other than contingent obligations with respect to which no claims have been made):

6.1 Maximum Total Leverage Ratio. The Total Leverage Ratio as of the last day of any fiscal quarter shall not be greater than 3.75 to 1.00; provided, that, if the Black Knight Acquisition Date shall have occurred, the Total Leverage Ratio as of the last day of any fiscal quarter set forth below shall not be greater than the ratio set forth opposite such date below:

Date	Total Leverage Ratio

The last day of each fiscal quarter beginning with the fiscal quarter in which the Black Knight Acquisition Date occurs and ending prior to the First Step Down Date with respect to the Black Knight Acquisition

5.25:1.00
The last day of each of the first and second fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	5.00:1.00
The last day of each of the third and fourth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.75:1.00
The last day of each of the fifth and sixth fiscal quarters ending on or after the First Step Down Date with respect to the Black Knight Acquisition	4.50:1.00

provided that (i) at any time after the Effective Date and prior to the date on which the Black Knight Acquisition shall have occurred (but subject to clause (iv) below), at the election of the Borrower (the notice of which election shall be given in writing to the Administrative Agent within thirty (30) days after the date on which the relevant Acquisition is consummated), the maximum Total Leverage Ratio shall be increased to 4.25:1.00 in connection with a Qualified Acquisition consummated after the Effective Date, starting with the last day of the fiscal quarter in which such Qualified Acquisition is consummated (a “Qualified Acquisition Election”); provided that the maximum Total Leverage Ratio shall step down to 4.00:1.00 as of the First Step Down Date with respect

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to such Qualified Acquisition and shall step down to 3.75:1.00 as of the Second Step Down Date with respect to such Qualified Acquisition; (ii) at the election of the Borrower (the notice of which election shall be given in writing to the Administrative Agent within thirty (30) days after the date on which the relevant Acquisition is consummated), the maximum Total Leverage Ratio shall be increased to 4.50:1.00 in connection with any Specified Qualified Acquisition consummated after the Effective Date starting with the fiscal quarter in which such Specified Qualified Acquisition is consummated; provided that the maximum Total Leverage Ratio shall step down to 4.25:1.00 as of the First Step Down Date with respect to such Specified Qualified Acquisition, shall step down again to 4.00:1.00 as of the Second Step Down Date with respect to such Specified Qualified Acquisition and shall step down again to 3.75:1.00 at the end of the second full fiscal quarter after the Second Step Down Date with respect to such Specified Qualified Acquisition (a “Specified Qualified Acquisition Election” and, together with any Qualified Acquisition Election, an “Acquisition Election”); (iii) the Borrower may make after the Effective Date and prior to the date on which the Black Knight Acquisition shall have occurred (A) no more than two (2) Acquisition Elections and (B) no more than one (1) Specified Qualified Acquisition Election; and (iv) the Borrower may not make its second Acquisition Election until the earlier of (1) the last day of the first fiscal quarter occurring after the first Acquisition Election as of which the maximum Total Leverage Ratio as of the end of such fiscal quarter must be no greater than 3.75:1:00 and (2) the last day of the first fiscal quarter occurring after the first Acquisition Election as of which the Borrower reports an actual Total Leverage Ratio as of the end of such fiscal quarter equal to or less than 3.50:1.00. For the avoidance of doubt, the increase in the maximum Total Leverage Ratio in connection with the Black Knight Acquisition Date shall not be deemed to be an Acquisition Election.

ARTICLE VII

NEGATIVE COVENANTS

The Borrower covenants and agrees that, until the termination of the Commitments and the payment in full in cash of all principal and interest with respect to the Loans together with all fees, expenses and other amounts then due and owing hereunder (other than contingent obligations with respect to which no claims have been made):

7.1 Merger; Consolidation. The Borrower will not, and will not permit or cause any of its Subsidiaries to, liquidate, wind up or dissolve, or enter into any consolidation, amalgamation, merger or other combination, except:

(i) any Subsidiary of the Borrower may merge, consolidate or amalgamate with, or be liquidated into, (x) the Borrower (so long as the Borrower is the surviving or continuing entity), (y) any other Subsidiary of the Borrower or (z) so long as no Event of Default has occurred and is continuing or would result therefrom, any other Person, to the extent such merger, consolidation or amalgamation is not prohibited by Section 7.4 and, if either Person is a Wholly Owned Subsidiary, then the surviving Person is a Wholly Owned Subsidiary;

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(ii) so long as no Event of Default has occurred and is continuing or would result therefrom, the Borrower may merge, consolidate or amalgamate with another Person, so long as the Borrower is the surviving entity;

(iii) to the extent not otherwise permitted under the foregoing clauses, any Subsidiary that has sold, transferred or otherwise disposed of all or substantially all of its assets in connection with a transaction permitted under this Agreement and/or no longer conducts any active trade or business may be liquidated, wound up or dissolved or may otherwise cease to exist pursuant to a transaction not prohibited by this Agreement; and

(iv) the Black Knight Acquisition.

7.2 Subsidiary Indebtedness. The Borrower will not permit or cause any of its Subsidiaries to create, incur, assume or suffer to exist any Indebtedness other than (without duplication):

(i) accrued expenses (including salaries, accrued vacation and other compensation), current trade or other accounts payable and other current liabilities arising in the ordinary course of business and not incurred through the borrowing of money, in each case to the extent constituting Indebtedness;

(ii) Indebtedness of any Subsidiary of the Borrower owed to the Borrower or any Subsidiary thereof; provided that all secured Indebtedness permitted pursuant to this Section 7.2(ii) that is owed to any Person other than the Borrower shall be secured by Liens permitted under Section 7.3(xiii);

(iii) Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary from the Federal Reserve Discount Window or other central bank money market operations or other central securities depositories or external custodians or other credit providers in support of, or related to, such Subsidiary’s clearing, depository and settlement business, or matters reasonably related or incidental thereto, to the extent not prohibited by applicable Governmental Authorities; provided that any such Indebtedness is not outstanding for longer than 30 days;

(iv) Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary in respect of repurchase agreements, reverse repurchase agreements, sell buy back and buy sell back agreements, securities lending and borrowing agreements and any other similar agreement or transaction (including Hedge Agreements) entered into by such Clearing House Subsidiary in the ordinary course of its clearing, depository and settlement operations, or matters reasonably related or incidental thereto, or in the management of its liabilities; provided that the amount of such Indebtedness outstanding at any time does not exceed the market value of the securities or other assets sold, loaned or borrowed or otherwise subject to such applicable agreement or transaction at such time, as the case may be;

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(v) short-term Indebtedness of, and secured by a Lien on cash, Cash Equivalents, marketable securities, gold bullion or other precious metals (including silver and, in relation to those other precious metals, as are reasonably satisfactory to the Administrative Agent and capable of being marked to market on a daily basis) granted by, any Clearing House Subsidiary, or secured by a default insurance policy maintained by or for the benefit of any Clearing House Subsidiary and the proceeds thereof, in respect of any credit facility relating to the clearing, depository and settlement business of such Clearing House Subsidiary, and the purpose of which is to provide funding (A) to satisfy any outstanding obligations of any suspended or defaulted clearing member or participant (or any clearing member or participant that could be declared suspended or defaulted) to any Clearing House Subsidiary as provided in the applicable rules or standardized terms and conditions of the business operated by such Clearing House Subsidiary, (B) with respect to the transfer of positions and related margin from a suspended or defaulted clearing member or participant to another clearing member or participant, (C) to make a transfer in cash in respect of margin or settlement related to such suspended or defaulted clearing member’s or participant’s positions, (D) in the event of a liquidity constraint or default by a depositary, custodian or other investment counterparty of such Clearing House Subsidiary, (E) to facilitate the settlement of margin transactions or other settlement payments associated with such Clearing House Subsidiary’s business activities or (F) for other matters reasonably related or incidental to any of the foregoing;

(vi) (A) Indebtedness that may be deemed to exist pursuant to any performance bond, surety, statutory appeal or similar obligation entered into or incurred by any Subsidiary (x) that is a clearing house operator acting in its capacity as a central counterparty or (y) in the ordinary course of business, (B) contingent liabilities in respect of any indemnification, adjustment of purchase price, noncompete, consulting, deferred compensation and similar obligations to the extent any such obligations constitute Indebtedness, (C) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument of a Subsidiary drawn against insufficient funds in the ordinary course of business and (D) Indebtedness which finances workers’ compensation, health, disability or life insurance or which finances other employee benefits or property, casualty or liability insurance, or self-insurance, in each case in the ordinary course of business;

(vii) Indebtedness secured by Liens permitted pursuant to Sections 7.3(i) through 7.3(vii), 7.3(ix) or 7.3(xii); and

(viii) other Indebtedness (secured or unsecured) of any Subsidiary of the Borrower; provided that (x) at the time any such Indebtedness is incurred, the sum of (1) the aggregate amount of all Indebtedness permitted pursuant to this Section 7.2(viii) and (2) all Indebtedness incurred by the Borrower secured by Liens permitted pursuant to Section 7.3(xiii) shall not exceed 15% of the Consolidated Net Worth of the Borrower

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and its Subsidiaries (to be determined on a Pro Forma Basis as of the end of the most recently ended fiscal quarter of the Borrower for which financial statements have been delivered prior to the Effective Date or pursuant to Section 5.1(a) or 5.1(b)) and (y) all secured Indebtedness permitted pursuant to this Section 7.2(viii) shall be secured by Liens permitted under Section 7.3(xiii).

7.3 Liens. The Borrower will not, and will not permit or cause any of its Subsidiaries to, directly or indirectly, grant, create, incur, assume or suffer to exist, any Lien upon or with respect to any part of its property or assets, whether now owned or hereafter acquired or agree to do any of the foregoing, other than the following (collectively, “Permitted Liens”):

(i) Liens in existence on the Effective Date and set forth on Schedule 7.3 and any extensions, renewals or replacements thereof; provided that any such extension, renewal or replacement Lien shall be limited to all or a part of the property that secured the Lien so extended, renewed or replaced (plus any improvements on such property) and shall secure only those obligations that it secures on the date hereof (and any renewals, replacements, refinancings or extensions of such obligations that do not increase the outstanding principal amount thereof plus any accrued interest, premium, fee and reasonable out-of-pocket expenses payable in connection with any such extension, renewal or replacement);

(ii) Liens imposed by law, such as Liens of carriers, warehousemen, mechanics, materialmen and landlords, incurred in the ordinary course of business securing sums (A) not constituting borrowed money that are not overdue by more than 90 days or (B) the validity or amount of which is being contested in good faith by appropriate proceedings;

(iii) Liens (other than any Lien imposed by ERISA, the creation or incurrence of which would result in an Event of Default under Section 8.1(j)) incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure the performance of letters of credit, bids, tenders, statutory obligations, surety and appeal bonds, leases, public or statutory obligations, government contracts and other similar obligations (other than obligations for borrowed money) entered into in the ordinary course of business;

(iv) Liens for taxes, assessments or other governmental charges or statutory obligations that are not delinquent for a period of more than 30 days or remain payable without any penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (or, in the case of the Foreign Subsidiaries, generally accepted accounting principles in the jurisdiction of its organization), if so required;

(v) any attachment or judgment Lien not constituting an Event of Default under Section 8.1(h);

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(vi) any leases, subleases, licenses or sublicenses granted by the Borrower or any of its Subsidiaries to third parties in the ordinary course of business and not interfering in any material respect with the business of the Borrower and its Subsidiaries, and any interest or title of a lessor, sublessor, licensor or sublicensor under any lease or license permitted under this Agreement;

(vii) Liens created or existing over all or any part of any Guaranty Fund or any Regulatory Capital Assets;

(viii) Liens securing Indebtedness permitted pursuant to Section 7.2(iii), 7.2(iv) or 7.2(v);

(ix) Liens securing purchase money Indebtedness of the Borrower and its Subsidiaries incurred solely to finance the acquisition, construction or improvement of any equipment, real property or other fixed assets in the ordinary course of business (or assumed or acquired by the Borrower and its Subsidiaries in connection with a transaction permitted under this Agreement), including Capital Lease Obligations, and any renewals, replacements, refinancings or extensions thereof; provided that (x) any such Lien shall attach to the property being acquired, constructed or improved with such Indebtedness concurrently with or within 180 days after the acquisition (or completion of construction or improvement) or the refinancing thereof by the Borrower or such Subsidiary, (y) the amount of the Indebtedness secured by such Lien shall not exceed 100% of the cost to the Borrower or such Subsidiary of acquiring, constructing or improving the property and any other assets then being financed solely by the same financing source and (z) any such Lien shall not encumber any other property of the Borrower or any of its Subsidiaries except assets then being financed solely by the same financing source;

(x) statutory and common law rights of set-off and other similar rights and remedies as to deposits of cash, securities, commodities and other funds in favor of banks, other depositary institutions, securities or commodities intermediaries or brokerage incurred in the ordinary course of business;

(xi) Liens (A) consisting of minor defects in title that do not interfere with the Borrower’s or any applicable Subsidiary’s ability to conduct its business as currently conducted and (B) arising in the ordinary course of its business which (1) do not secure Indebtedness and (2) do not in the aggregate materially impair the operation of the business of the Borrower and its Subsidiaries, taken as a whole;

(xii) Liens (A) existing on any asset prior to the acquisition thereof by the Borrower or any Subsidiary and not created in contemplation of such acquisition and (B) existing on any asset of any Person at the time such Person is merged into or consolidated with the Borrower or any Subsidiary or otherwise becomes a Subsidiary and not created in contemplation of such event;

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(xiii) Liens on assets of the Borrower and its Subsidiaries not otherwise permitted by this Section 7.3; provided that, at the time any such Lien is incurred, the total amount of the Indebtedness and other obligations secured by Liens permitted under this Section 7.3(xiii) does not exceed 7.5% of the Consolidated Net Worth of the Borrower and its Subsidiaries (to be determined on a Pro Forma Basis as of the end of the most recently ended fiscal quarter of the Borrower for which financial statements have been delivered pursuant to Section 5.1(a) or 5.1(b));

(xiv) Liens of a collecting bank arising in the ordinary course of business under Section 4-208 of the Uniform Commercial Code in effect in the relevant jurisdiction and covering only the items being collected upon;

(xv) Liens of sellers of goods to the Borrower or its Subsidiaries arising under Article 2 of the Uniform Commercial Code in effect in the relevant jurisdiction or similar provisions of applicable law in the ordinary course of business;

(xvi) Liens consisting of an agreement to sell, transfer or dispose of any asset (to the extent such sale, transfer or disposition is not prohibited by this Agreement);

(xvii) Liens with respect to Capital Stock which constitute minority investments held by the Borrower or any of its Subsidiaries other than Liens with respect to any such Capital Stock incurred in connection with (A) any Indebtedness specified in clauses (i), (ii) or (v) of the definition thereof or (B) any Guaranty Obligation of any of such Indebtedness; and

(xviii) Liens securing any Hedge Agreement entered into by any Clearing House Subsidiary in the ordinary course of its clearing, deposit and settlement operations, or matters reasonably related or incidental thereto, or in the management of its assets and liabilities.

7.4 Asset Dispositions. The Borrower will not convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, whether now owned or hereafter acquired.

7.5 Dividend Payments. At any time that more than $2,000,000,000 of commitments or loans remain outstanding under the Black Knight Bridge Facility, the Borrower will not, directly or indirectly, declare or make any dividend payment, or make any other distribution of cash, property or assets, in respect of any of its Capital Stock or any warrants, rights or options to acquire its Capital Stock, or purchase, redeem, retire or otherwise acquire for value any shares of its Capital Stock or any warrants, rights or options to acquire its Capital Stock, or set aside funds for any of the foregoing, except that the Borrower may:

(a) Declare and make dividend payments or other distributions payable solely in its Capital Stock;

(b) Declare and make dividend payments in the ordinary course of business consistent with past practices and in such amounts as shall have been approved by the Borrower’s board of directors;

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(c) Make usual and customary purchases, redemptions or other acquisitions of its Capital Stock from present or former officers, directors or employees; and

(d) Make purchases, redemptions or other acquisitions of its Capital Stock (including, for the avoidance of doubt, share repurchases pursuant to 10b5-1 trading plans) in an aggregate cash amount not exceeding $100,000,000 for all such purchases, redemptions and acquisitions from and after the Black Knight Acquisition Date.

ARTICLE VIII

EVENTS OF DEFAULT

8.1 Events of Default. The occurrence of any one or more of the following events shall constitute an “Event of Default”:

(a) the Borrower shall fail to pay when due (i) any principal of any Loan, or (ii) any interest on any Loan or other Obligation, any fee payable under this Agreement or any other Credit Document, or (except as provided in clause (i) above) any other Obligation (other than any Obligation under a Hedge Agreement), and (in the case of this clause (ii) only) such failure shall continue for a period of three Business Days;

(b) the Borrower shall (i) fail to observe, perform or comply with any condition, covenant or agreement contained in any of Section 5.2(c)(i) or 5.4, clause (i) of Section 5.3 (with respect to the Borrower) or Article VI or VII;

(c) the Borrower shall fail to observe, perform or comply with any condition, covenant or agreement contained in this Agreement or any of the other Credit Documents other than those enumerated in Sections 8.1(a) and 8.1(b), and such failure (i) by the express terms of such Credit Document, constitutes an Event of Default, or (ii) shall continue unremedied for any grace period specifically applicable thereto or, if no grace period is specifically applicable, for a period of 30 days after the earlier of (y) the date on which a Responsible Officer of the Borrower acquires knowledge thereof and (z) the date on which written notice thereof is delivered by the Administrative Agent or any Lender to the Borrower;

(d) any representation or warranty made or deemed made by or on behalf of the Borrower in this Agreement, in any Compliance Certificate or in any of the other Credit Documents or any other writing furnished pursuant to any of the foregoing shall prove to have been incorrect, false or misleading in any material respect as of the time made, deemed made or furnished;

(e) the Borrower or any Subsidiary thereof shall (A) fail to pay when due (whether at scheduled maturity, required prepayment, acceleration, demand or otherwise and after giving effect to any applicable notice provisions) any principal of or interest due under any Indebtedness (other than the Indebtedness incurred pursuant to this Agreement) having an aggregate principal amount of at least the Threshold Amount and such amount due under such Indebtedness shall remain outstanding beyond any applicable grace periods provided therefor in the applicable documentation; or (B) fail to observe, perform or comply with any condition, covenant or agreement contained in any agreement or instrument evidencing or relating to any

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such Indebtedness, or any other event shall occur or condition exist in respect thereof, and (in the case of this clause (B) only) the effect of such failure, event or condition is to cause (or the holder or holders of such Indebtedness (or a trustee or agent on its or their behalf) shall have exercised a right arising as a result thereof to cause), without regard to any subordination terms with respect thereto, such Indebtedness to become due prior to its stated maturity or any regularly scheduled date of payment; provided, however, that this Section 8.1(e) shall not apply to (1) any secured Indebtedness of any Clearing House Subsidiary that is recourse only to such Clearing House Subsidiary and its property and assets and has not been outstanding for more than 45 days since the borrowing thereof and (2) any unsecured Indebtedness of any Clearing House Subsidiary that is recourse only to such Clearing House Subsidiary and has not been outstanding for more than five Business Days since the borrowing thereof;

(f) the Borrower or any Material Subsidiary shall (i) file a voluntary petition or commence a voluntary case seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts or any other relief under the Bankruptcy Code or under any other applicable Debtor Relief Law, now or hereafter in effect, (ii) consent to the institution of, or fail to controvert in a timely and appropriate manner, any petition or case of the type described in Section 8.1(g), (iii) apply for or consent to the appointment of or taking possession by a custodian, trustee, receiver or similar official for or of itself or all or a substantial part of its properties or assets, (iv) fail generally, or admit in writing its inability, to pay its debts generally as they become due, (v) make a general assignment for the benefit of creditors or (vi) take any corporate action to authorize or approve any of the foregoing;

(g) any involuntary petition or case shall be filed or commenced against the Borrower or any Material Subsidiary seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts, the appointment of a custodian, trustee, receiver or similar official for it or all or a substantial part of its properties or any other relief under the Bankruptcy Code or under any other Debtor Relief Law, now or hereafter in effect, and such petition or case shall continue undismissed and unstayed for a period of 60 days; or an order, judgment or decree approving or ordering any of the foregoing shall be entered in any such proceeding;

(h) any one or more money judgments, writs or warrants of attachment, executions or similar processes involving an aggregate amount (to the extent not paid or fully bonded or covered by insurance as to which the surety or insurer, as the case may be, has not denied or failed to acknowledge coverage) in excess of the Threshold Amount shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective properties and the same shall not be paid, dismissed, bonded, vacated, stayed or discharged within a period of 30 days or in any event later than five days prior to the date of any proposed sale of such property thereunder;

(i) a Change of Control shall have occurred;

(j) any ERISA Event shall occur or exist with respect to any Plan or Multiemployer Plan and, as a result thereof, together with all other ERISA Events, the Borrower and its ERISA Affiliates have incurred, or would reasonably be expected to incur, liability to any one or more Plans or Multiemployer Plans or to the PBGC (or to any combination thereof) that would reasonably be expected to result in a Material Adverse Effect; or

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(k) the Borrower or any Subsidiary thereof shall have been notified that any of them has, in relation to a Non-U.S. Pension Plan, incurred a debt or other liability under section 75 or 75A of the United Kingdom Pensions Act 1995, or has been issued with a contribution notice or financial support direction (as those terms are defined in the United Kingdom Pensions Act 2004), or otherwise is liable to pay any other amount in respect of Non-U.S. Pension Plans, in each case that would reasonably be expected to result in a Material Adverse Effect.

8.2 Remedies: Termination of Commitments, Acceleration, etc. Upon and at any time (i) after the occurrence and during the continuance of any Event of Default that is a Bankruptcy Event or (ii) (x) after the occurrence and during the continuance of any Event of Default other than an Event of Default that is a Bankruptcy Event and (y) after (1) the conditions set forth in Section 3.2 have been satisfied and the Closing Date has occurred (after the funding of the Loans has been made and the Borrower has applied the proceeds thereof as contemplated by this Agreement) or (2) the Termination Date has occurred or the Commitments have otherwise terminated, the Administrative Agent shall at the direction, or may with the consent, of the Required Lenders, take any or all of the following actions at the same or different times:

(a) declare the Commitments to be terminated, whereupon the same shall terminate; provided that, upon the occurrence of a Bankruptcy Event, the Commitments shall automatically be terminated;

(b) declare all or any part of the outstanding principal amount of the Loans to be immediately due and payable, whereupon the principal amount so declared to be immediately due and payable, together with all interest accrued thereon and all other amounts payable under this Agreement and the other Credit Documents, shall become immediately due and payable without presentment, demand, protest, notice of intent to accelerate or other notice or legal process of any kind, all of which are hereby knowingly and expressly waived by the Borrower; provided that, upon the occurrence of a Bankruptcy Event, all of the outstanding principal amount of the Loans and all other amounts described in this Section 8.2(b) shall automatically become immediately due and payable without presentment, demand, protest, notice of intent to accelerate or other notice or legal process of any kind, all of which are hereby knowingly and expressly waived by the Borrower;

(c) appoint or direct the appointment of a receiver for the properties and assets of the Borrower, both to operate and to sell such properties and assets, and the Borrower, for itself and on behalf of its Subsidiaries, hereby consents to such right and such appointment and hereby waives any objection the Borrower or any Subsidiary may have thereto or the right to have a bond or other security posted by the Administrative Agent on behalf of the Lenders, in connection therewith; and

(d) exercise all rights and remedies available to it under this Agreement, the other Credit Documents and applicable law.

For the avoidance of doubt, the Lenders acknowledge and agree that, (i) so long as the conditions set forth in Section 3.2 are satisfied or waived, they shall be required to fund the Loans on the Closing Date, and (ii) so long as the conditions set forth in Section 3.2 (other than the Black Knight Acquisition Related Conditions) are satisfied or waived, they shall be required to pre-fund the Loans on the Pre-Closing Funding Date, in each case, so long as no Event of Default that is a Bankruptcy Event shall have occurred and be continuing.

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8.3 Remedies: Setoff. Upon and at any time after the occurrence and during the continuance of any Event of Default, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower (other than customer deposits, security deposits and other monies, instruments and accounts held by the Borrower in trust for or for the benefit of others) against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Credit Document to such Lender or such Affiliate, irrespective of whether or not such Lender or such Affiliate shall have made any demand under this Agreement or any other Credit Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.19 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff; provided further, however, that no Lender may, at any time prior to the earliest to occur of (i) a Bankruptcy Event, (ii) the Closing Date (after the funding of the Loans has been made and the Borrower has applied the proceeds thereof as contemplated by this Agreement) and (iii) the Termination Date, exercise any rights under this Section 8.3. The rights of each Lender and its Affiliates under this Section 8.3 are in addition to other rights and remedies (including other rights of setoff) that such Lender or its Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

ARTICLE IX

THE ADMINISTRATIVE AGENT

9.1 Appointment and Authority. Each of the Lenders hereby irrevocably appoints Wells Fargo to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents, and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX are solely for the benefit of the Administrative Agent and the Lenders, and the Borrower shall not (other than with respect to Section 9.6) have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Credit Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

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9.2 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust, financial advisory, underwriting, capital markets or other business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or to provide notice to or consent of the Lenders with respect thereto.

9.3 Exculpatory Provisions. The Administrative Agent, the Arrangers and their respective Related Parties shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents, and each of its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent, the Arrangers and their respective Related Parties:

(a) shall not be subject to any agency, trust, fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose and shall not be liable for the failure to disclose to any Lender or any other Person, any credit or other information relating to the business prospects, operations, properties, assets, financial or other condition or creditworthiness of the Borrower or any of its Affiliates that is communicated to, obtained by or otherwise in the possession of the Person serving as the Administrative Agent, an Arranger or their respective Related Parties in any capacity, except for notice, reports and other documents that are required to be furnished by the Administrative Agent to the Lenders pursuant to the express provisions of this Agreement; and

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(d) shall not be required to account to any Lender for any sum or profit received the Administrative Agent for its own account.

None of the Administrative Agent, any Arranger or any of their Related Parties shall be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.5 and 8.2) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgement. The Administrative Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Administrative Agent by the Borrower or a Lender.

None of the Administrative Agent, any Arranger or any of their Related Parties shall be responsible for or have any duty or obligation to any Lender or Participant or any other Person to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article III or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

The Administrative Agent shall not be responsible or have any liability for, or have any duty or obligation to any Lender or Participant or any other Person to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Ineligible Assignees. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is an Ineligible Assignee or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information in reliance upon Sections 10.12(iv) or (vi) by the Administrative Agent, to any Ineligible Assignee.

9.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, shall be fully protected in relying and shall not incur any liability for relying upon, any notice, request, certificate, consent, communication, statement, instrument, document or other writing (including any electronic message, internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall be fully protected in relying and shall not incur any liability for relying thereon. In determining compliance with any condition in Section 3.1 to the effectiveness of this Agreement or any condition in Section 3.2 to the making of a Loan that by its terms must be fulfilled to the satisfaction (or waiver) of a Lender (in the case of any condition in Section 3.1) or the Initial Arrangers (in the case of any condition in Section 3.2), the Administrative Agent may presume that such condition is satisfactory to such Lender or the Initial Arrangers, as applicable, unless

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the Administrative Agent shall have received notice to the contrary from such Lender or the Initial Arrangers, as applicable, prior to the effectiveness of this Agreement or the making of such Loan, as applicable. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Each Lender that has signed this Agreement or a signature page to an Assignment and Assumption or any other Credit Document pursuant to which it has become a Lender hereunder shall be deemed to have consented to, approved and accepted and shall be deemed satisfied with each document or other matter required thereunder to be consented to, approved or accepted by such Lender or that is to be acceptable or satisfactory to such Lender.

9.5 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facility provided for herein as well as activities as the Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.6 Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States; provided that if such bank is not a Lender or an Affiliate of a Lender, the Borrower shall have the right to consent to such appointment (such consent to not be unreasonably withheld). If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents and (2) except for any indemnity payments or other amounts then owed to the retiring Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.6. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent (other than as provided in Section 2.16(h) and other than any rights to

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indemnity payments or other amounts owed to the retiring Administrative Agent as of the effective date of its resignation), and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section 9.6). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Article and Section 10.1 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them (i) while the retiring Administrative Agent was acting as Administrative Agent and (ii) after such resignation for as long as any of them continues to act in any capacity hereunder or under the other Credit Documents, including in respect of any actions taken in connection with transferring the agency to any successor Administrative Agent.

9.7 Non-Reliance on Administrative Agent and Other Lenders. Each Lender acknowledges that none of the Administrative Agent, the Arrangers or any of their respective Related Parties has made any representations or warranties to it and that no act taken or failure to act by the Administrative Agent, any Arranger or any of their respective Related Parties, including any consent to and acceptance of any assignment or review of the affairs of the Borrower and its Subsidiaries or Affiliates shall be deemed to constitute a representation or warranty of the Administrative Agent, any Arranger or any of their respective Related Parties to any Lender as to any matter, including whether the Administrative Agent, any Arranger or any of their respective Related Parties have disclosed material information in their (or the respective Related Parties’) possession. Each Lender expressly acknowledges, represents and warrants to the Administrative Agent and each Arranger that (a) the Credit Documents set forth the terms of a commercial lending facility, (b) it is engaged in the making, acquiring, purchasing or holding commercial loans in the ordinary course and is entering into this Agreement and the other Credit Documents to which it is a party as a Lender for the purpose of making, acquiring, purchasing and/or holding the commercial loans set forth herein as may be applicable to it, and not for the purpose of making, acquiring, purchasing or holding any other type of financial instrument, (c) it is sophisticated with respect to decisions to make, acquire, purchase or hold the commercial loans applicable to it and either it or the Person exercising discretion in making its decisions to make, acquire, purchase or hold such commercial loans is experienced in making, acquiring, purchasing or holding commercial loans, (d) it has, independently and without reliance upon the Administrative Agent, any Arranger, any other Lender or any of their respective Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and appraisal of, and investigations into, the business, prospects, operations, property, assets, liabilities, financial and other condition and creditworthiness of the Borrower and its Subsidiaries, all applicable bank or other regulatory laws relating to the transactions contemplated by this Agreement and the other Credit Documents and (e) it has made its own independent decision to enter into this Agreement and the other Credit Documents to which it is a party and to extend credit hereunder and thereunder. Each Lender also acknowledges that (i) it will, independently and without reliance upon the Administrative Agent, any Arranger, any other Lender or any of their respective Related Parties (A) continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder based on such documents and information as it shall from time to time deem appropriate and its own independent investigations and (B) continue to make such investigations and inquiries as it deems necessary to inform itself as to the Borrower and its Subsidiaries and (ii) it will not assert any claim in contravention of this Section 9.7.

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9.8 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Joint Bookrunners, Arrangers, Co-Syndication Agents, Co-Documentation Agents or other agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

9.9 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to the Borrower, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.9 and 10.1) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.9 and 10.1.

Notwithstanding anything in this Section 9.9 to the contrary, nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

9.10 Ineligible Assignees Letter Agreement. The Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion, to consent to any amendment or modification to the Ineligible Assignees Letter Agreement on the date five Business Days after notice of such amendment or modification unless at least three Lenders (including, if applicable, Wells Fargo in its capacity as a Lender) that are not Affiliates of each other holding in the aggregate more than 25% of the Commitments (or, after the termination of the Commitments, Loans) have notified the Administrative Agent of their objection to such amendment or modification prior to the expiration of such five Business Day period.

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9.11 Replacement of Impaired Agent. If, at any time, the Administrative Agent becomes a Defaulting Lender, each Lender hereby agrees that, upon written notice from the Borrower to the Lenders, the Borrower shall have the right, upon written notice to the Lenders, to appoint as a successor Administrative Agent any Lender that has an office in the United States and that agrees, in its sole discretion at such time, to become the Administrative Agent, and such successor Administrative Agent shall be entitled to all of the rights, powers, privileges and duties of the Administrative Agent and the removed Administrative Agent shall be discharged from all of its duties as Administrative Agent hereunder and under the other Credit Documents. The Administrative Agent hereby agrees to provide to the Borrower from time to time at the Borrower’s request a list (which may be in electronic form) setting out the names of the Lenders as of the date of such request, their respective Commitments, and the information on record with the Administrative Agent for delivering notices to the Lenders in accordance with Section 10.4. Nothing in this Section 9.11 shall constitute a waiver or release by the Borrower of any claims it may have hereunder or under the other Credit Documents arising from any Administrative Agent becoming a Defaulting Lender.

9.12 Erroneous Payments.

(a) Each Lender and any other party hereto hereby severally agrees that if (i) the Administrative Agent notifies (which such notice shall be conclusive absent manifest error) such Lender or any other Person that has received funds from the Administrative Agent or any of its Affiliates, either for its own account or on behalf of a Lender (each such recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion that any funds received by such Payment Recipient were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Payment Recipient) or (ii) any Payment Recipient receives any payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, as applicable, or (z) that such Payment Recipient otherwise becomes aware was transmitted or received in error or by mistake (in whole or in part) then, in each case, an error in payment shall be presumed to have been made (any such amounts specified in clauses (i) or (ii) of this Section 9.12, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise; individually and collectively, an “Erroneous Payment”), then, in each case, such Payment Recipient is deemed to have knowledge of such error at the time of its receipt of such Erroneous Payment; provided that nothing in this Section shall require the Administrative Agent to provide any of the notices specified in clauses (i) or (ii) above. Each Payment Recipient agrees that it shall not assert any right or claim to any Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

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(b) Without limiting the immediately preceding clause (a), each Payment Recipient agrees that, in the case of clause (a)(ii) above, it shall promptly notify the Administrative Agent in writing of such occurrence.

(c) In the case of either clause (a)(i) or (a)(ii) above, such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and upon demand from the Administrative Agent such Payment Recipient shall (or, shall cause any Person who received any portion of an Erroneous Payment on its behalf to), promptly, but in all events no later than one Business Day thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds and in the currency so received, together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent at the Overnight Rate.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (c), from any Lender that is a Payment Recipient or an Affiliate of a Payment Recipient (such unrecovered amount as to such Lender, an “Erroneous Payment Return Deficiency”), then at the sole discretion of the Administrative Agent and upon the Administrative Agent’s written notice to such Lender (i) such Lender shall be deemed to have made a cashless assignment of the full face amount of the portion of its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) to the Administrative Agent or, at the option of the Administrative Agent, the Administrative Agent’s applicable lending affiliate in an amount that is equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) plus any accrued and unpaid interest on such assigned amount, without further consent or approval of any party hereto and without any payment by the Administrative Agent or its applicable lending affiliate as the assignee of such Erroneous Payment Deficiency Assignment. Without limitation of its rights hereunder, the Administrative Agent may cancel any Erroneous Payment Deficiency Assignment at any time by written notice to the applicable assigning Lender and upon such revocation all of the Loans assigned pursuant to such Erroneous Payment Deficiency Assignment shall be reassigned to such Lender without any requirement for payment or other consideration. The parties hereto acknowledge and agree that (1) any assignment contemplated in this clause (d) shall be made without any requirement for any payment or other consideration paid by the applicable assignee or received by the assignor, (2) the provisions of this clause (d) shall govern in the event of any conflict with the terms and conditions of Section 10.6 and (3) the Administrative Agent may reflect such assignments in the Register without further consent or action by any other Person.

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(e) Each party hereto hereby agrees that (x) in the event an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent (1) shall be subrogated to all the rights of such Payment Recipient with respect to such amount and (2) is authorized to set off, net and apply any and all amounts at any time owing to such Payment Recipient under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Payment Recipient from any source, against any amount due to the Administrative Agent under this Section 9.12 or under the indemnification provisions of this Agreement, (y) the receipt of an Erroneous Payment by a Payment Recipient shall not for the purpose of this Agreement be treated as a payment, prepayment, repayment, discharge or other satisfaction of any Obligations owed by the Borrower, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making for a payment on the Obligations and (z) to the extent that an Erroneous Payment was in any way or at any time credited as payment or satisfaction of any of the Obligations, the Obligations or any part thereof that were so credited, and all rights of the Payment Recipient, as the case may be, shall be reinstated and continue in full force and effect as if such payment or satisfaction had never been received.

(f) Each party’s obligations under this Section 9.12 shall survive the resignation or replacement of the Administrative Agent or any transfer of right or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

(g) Nothing in this Section 9.12 will constitute a waiver or release of any claim of any party hereunder arising from any Payment Recipient’s receipt of an Erroneous Payment.

(h) For the avoidance of doubt, the provisions of this Section 9.12 are not intended to, and shall not affect, the rights and obligations of the Borrower under the Credit Documents to the extent related to principal, interest, fees or similar payment obligations and shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relating to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent.

ARTICLE X

MISCELLANEOUS

10.1 Expenses; Indemnity; Damage Waiver.

(a) The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Arrangers and their respective Affiliates (including the reasonable and documented out-of-pocket fees, charges and disbursements of one firm of outside counsel for the Administrative Agent and the Arrangers, taken as a whole, in each relevant jurisdiction and, if reasonably necessary, of a single local and regulatory counsel for the Administrative Agent and the Arrangers, taken as a whole, in each relevant jurisdiction (which

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may include a single special counsel acting in multiple jurisdictions) (and, in the case of an actual or perceived conflict of interest where the party affected by such conflict notifies the other of the existence of such conflict and thereafter retains its own counsel, those of one additional firm of counsel for each such affected party and all other parties similarly situated)), in connection with the syndication of the credit facility provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Credit Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent or any Lender (including the reasonable and documented out-of-pocket fees, charges and disbursements of any counsel for the Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Credit Documents, including its rights under this Section 10.1, or (B) in connection with the Loans made hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans, and (iii) any civil penalty or fine assessed by OFAC against, and all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket counsel fees and disbursements) incurred in connection with defense thereof by, the Administrative Agent or any Lender as a result of conduct of the Borrower that violates a sanction enforced by OFAC.

(b) The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), the Arrangers, each Lender, and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages (including special, direct consequential or punitive damages), liabilities and related expenses (including the fees, charges and disbursements of one firm of outside counsel representing all Indemnitees, taken as a whole, in each relevant jurisdiction and, if reasonably necessary, of a single local and regulatory counsel for such Indemnitees, taken as a whole, in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions) (and, in the case of an actual or perceived conflict of interest where the Indemnitee affected by such conflict notifies the other Indemnitees of the existence of such conflict and thereafter retains its own counsel, those of one additional firm of counsel for each such affected Indemnitee and all other Indemnitees similarly situated)), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Subsidiary thereof arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Substances on or from any property owned or operated by the Borrower or any Subsidiary thereof, or any Environmental Claim related in any way to the Borrower or any Subsidiary thereof, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any Subsidiary thereof, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent (x) that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of

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such Indemnitee, (y) resulting from a claim brought the Borrower or any Subsidiary thereof against such Indemnitee for a breach in bad faith of such Indemnitee’s obligations under this Agreement or any other Credit Document, if the Borrower or such Subsidiary has obtained a final nonappealable judgment of a court of competent jurisdiction finding a breach in bad faith by such Indemnitee, or (z) arising from any dispute solely among Indemnitees, other than (A) any claims against the Administrative Agent, any Arranger or any other titled agent in fulfilling its role as an agent hereunder and (B) any claims arising out of any act or omission on the part of the Borrower or any of its Affiliates or Subsidiaries. This Section 10.1(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

(c) To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 10.1(a) or 10.1(b) to be paid by it to the Administrative Agent (or any sub-agent thereof), each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) such Lender’s proportion (based on the percentages as used in determining the Required Lenders as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section 10.1(c) are subject to the provisions of Section 2.3(c).

(d) To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against the Administrative Agent (or any sub-agent thereof), the Arrangers, each Lender, or any Related Party of any of the foregoing persons (each such person being called an “Released Person”), on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Released Person shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems (including IntraLinks, SyndTrak or similar systems) in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby, except as a result of such Released Person’s gross negligence, willful misconduct or breach in bad faith of its obligations hereunder, in each case, as determined by a court of competent jurisdiction by final and nonappealable judgment.

(e) To the fullest extent permitted by applicable law, the Administrative Agent, the Arrangers, each Lender, and each Related Party of any of the foregoing persons shall not assert, and hereby waives, any claim against the Borrower, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby or the transactions contemplated hereby or thereby; provided that the foregoing shall not in any way limit the Borrower’s or the Lenders’ respective indemnification obligations hereunder, including under Section 10.1(b) and 10.1(c), respectively.

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(f) All amounts due under this Section 10.1 shall be payable by the Borrower upon demand therefor.

10.2 Governing Law; Submission to Jurisdiction; Waiver of Venue; Service of Process.

(a) This Agreement and the other Credit Documents shall (except as may be expressly otherwise provided in any Credit Document) be governed by, and construed in accordance with, the law of the State of New York (including Sections 5-1401 and 5-1402 of the New York General Obligations Law, but excluding all other choice of law and conflicts of law rules); provided that, notwithstanding the foregoing, (i) the interpretation of the definition of “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement) and whether a “Material Adverse Effect” (as defined in the Black Knight Acquisition Agreement) has occurred, (ii) the determination of the accuracy of any Black Knight Acquisition Agreement Representation and whether as a result of any inaccuracy thereof the Borrower has the right to terminate its or its Subsidiaries’ obligation pursuant to the Black Knight Acquisition Agreement or to decline to consummate the Black Knight Acquisition pursuant to the Black Knight Acquisition Agreement, and (iii) the determination of whether the Black Knight Acquisition has been consummated in accordance with the terms of the Black Knight Acquisition Agreement, in each case, shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules in such state.

(b) The Borrower irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Credit Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any Credit Document shall affect any right that the Administrative Agent, any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Credit Document against the Borrower or any of its properties in the courts of any jurisdiction.

(c) The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Credit Document in any court referred to in Section 10.2(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

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10.3 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3.

10.4 Notices; Effectiveness; Electronic Communication.

(a) Except in the cases of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.4(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows:

(i) if to the Borrower or to the Administrative Agent, to it at the address (or facsimile number) specified for such Person on Schedule 1.1(a); and

(ii) if to any Lender, to it at its address (or facsimile number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.4(b) shall be effective as provided in Section 10.4(b).

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Each of the Administrative Agent and the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communication pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement)

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(provided that, if such notice or other communication is not sent during the normal business hours of the recipient, then such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient) and (ii) notices or other communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto (except that each Lender need not give notice of any such change to the other Lenders in their capacities as such).

10.5 Amendments, Waivers, etc. No amendment, modification, waiver or discharge or termination of, or consent to any departure by the Borrower from, any provision of this Agreement or any other Credit Document shall be effective unless in a writing approved by the Required Lenders (or by the Administrative Agent at the direction or with the consent of the Required Lenders), and then the same shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, modification, waiver, discharge, termination or consent shall:

(a) unless agreed to by each Lender directly affected thereby, (i) reduce or forgive the principal amount of any Loan, reduce the rate of or forgive any interest thereon (provided that only the consent of the Required Lenders shall be required to waive the applicability of any post-default increase in interest rates), or reduce or forgive any fees hereunder (other than fees payable to the Administrative Agent or the Arrangers for their own accounts), (ii) waive, extend or postpone the final scheduled maturity date or any other scheduled date for the payment of any principal of or interest on any Loan (including any scheduled date for the mandatory termination of any Commitments), or waive, extend or postpone the time of payment of any fees hereunder (other than fees payable to the Administrative Agent or the Arrangers for their own accounts), or (iii) increase any Commitment of any such Lender over the amount thereof in effect or extend the maturity thereof (it being understood that a waiver of any condition precedent set forth in Section 3.2 or of any Default or Event of Default or mandatory termination of the Commitments, if agreed to by the Required Lenders or all Lenders (as may be required hereunder with respect to such waiver), shall not constitute such an increase);

(b) unless agreed to by all of the Lenders, (i) reduce the percentage of the aggregate Commitments or of the aggregate unpaid principal amount of the Loans, or the number or percentage of Lenders, that shall be required for the Lenders or any of them to take or approve, or direct the Administrative Agent to take, any action hereunder or under any other Credit Document (including as set forth in the definition of “Required Lenders”), (ii) change any other provision of this Agreement or any of the other Credit Documents requiring, by its terms, the consent or approval of all the Lenders for such amendment, modification, waiver, discharge, termination or consent, or (iii) change or waive any provision of Section 2.12(e) or 2.14, any other provision of this Agreement or any other Credit Document requiring pro rata treatment of any Lenders, or this Section 10.5; and

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(c) unless agreed to by each Lender, amend any provision or definition contained in this Agreement that would have the effect of (i) replacing the Term SOFR Administrator with the Borrower or a Subsidiary of the Borrower, or (ii) replacing Term SOFR with a forward-looking term rate based on SOFR administered by the Borrower or a Subsidiary thereof;

provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Credit Document, (ii) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto, (iii) the Administrative Agent and the Borrower shall be permitted to amend any provision of the Credit Documents (and such amendment shall become effective without any further action or consent of any other party to any Credit Document if the same is not objected to in writing by the Required Lenders within five Business Days after notice thereof) if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature in any such provision and (iv) the Ineligible Assignees Letter Agreement may be amended in accordance with Section 9.10. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

Notwithstanding the fact that the consent of all Lenders is required in certain circumstances as set forth above, each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans, and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code supersedes the unanimous consent provisions set forth herein.

Notwithstanding anything to the contrary in this Section 10.5, the Administrative Agent (and, if applicable, the Borrower) may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Credit Documents in order to implement any Benchmark Replacement or any Conforming Changes or otherwise effectuate the terms of Section 2.15(h) in accordance with the terms of Section 2.15(h).

10.6 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.6(b), (ii) by way of participation in accordance with the provisions of Section 10.6(d) or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.6(g) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.6(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b) Any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) The prior written consent of the Administrative Agent and the Borrower (such consent not to be unreasonably withheld or delayed) is obtained, except that

(A) the consent of the Borrower shall not be required if (x) an Event of Default pursuant to Section 8.1(a), 8.1(f) or 8.1(g) has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 10 Business Days after having received written notice thereof; and

(B) the consent of the Administrative Agent shall not be required for assignments in respect of a Commitment if such assignment is to a Person that is a Lender or an Affiliate of a Lender;

(ii) (A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned, and (B) in any case not described in clause (A) above, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a Commitment (which for this purpose includes Loans outstanding), in any case, treating assignments to two or more Approved Funds under common management as one assignment for purposes of the minimum amounts, unless each of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or Commitment assigned;

(iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 for each assignment and the assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire;

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(v) no such assignment shall be made to the Borrower or any of the Borrower’s Affiliates or Subsidiaries;

(vi) no such assignment shall be made to a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person) or a Defaulting Lender; and

(vii) no such assignment shall be made to any Ineligible Assignee.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.6(c), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.15(a), 2.15(b), 2.16, 2.17 and 10.1 with respect to facts and circumstances occurring prior to the effective date of such assignment. If requested by or on behalf of the assignee, the Borrower, at its own expense, will execute and deliver to the Administrative Agent a new Note or Notes to the order of the assignee (and, if the assigning Lender has retained any portion of its rights and obligations hereunder, to the order of the assigning Lender), prepared in accordance with the applicable provisions of Section 2.4 as necessary to reflect, after giving effect to the assignment, the Commitments and/or outstanding Loans, as the case may be, of the assignee and (to the extent of any retained interests) the assigning Lender, in substantially the form of Exhibit A. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.6(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.6(d). If (A) a Lender assigns or transfers any of its rights or obligations hereunder or changes its Lending Office and (B) as a result of circumstances existing at the date such assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the new Lender or Lender acting through its new Lending Office under Section 2.15 or 2.16, then (except where an assignment or transfer occurs in the ordinary course of primary syndication of the credit facility or at the request of the Borrower) the new Lender or Lender acting through its new Lending Office is only entitled to receive payment under Sections 2.15 and 2.16 to the same extent that the existing Lender or Lender acting through its previous Lending Office would have been entitled if the assignment, transfer or change had not occurred.

(c) The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at its address for notices referred to in Schedule 1.1(a) a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).

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The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and each Lender, at any reasonable time and from time to time upon reasonable prior notice. In addition, at any time that a request for a consent for a material or substantive change to the Credit Documents is pending, any Lender wishing to consult with other Lenders in connection therewith may request and receive from the Administrative Agent a copy of the Register.

(d) Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person), an Ineligible Assignee, the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

(e) Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement (subject to the terms and conditions of this Agreement) and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.5(a) and clause (i) of Section 10.5(b) that affects such Participant.

(f) The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15(a), 2.15(b), 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.16 (it being understood that the documentation required under Section 2.16(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.6(b); provided that the Borrower shall not be required to make, and such Participant shall not be entitled to receive, any greater payment under Section 2.15 or 2.16, with respect to any participation, than the Borrower would have been required to make to the relevant participating Lender, and such participating Lender would have been entitled to receive from the Borrower, except to the extent such requirement to make and/or entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation; provided further that such Participant agrees to be subject to the provisions of Section 2.18 as if it were an assignee under Section 10.6(b). Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.18 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.3 as though it were a Lender; provided that such Participant agrees to be subject to

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Section 2.14(b) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loan or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(g) Any Lender may at any time pledge or assign, or grant a security interest in, all or any portion of its rights under this Agreement (including under its Notes, if any) to secure obligations of such Lender, including any pledge or assignment or grant to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment or grant shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee or grantee for such Lender as a party hereto.

(h) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act or any state laws based on the Uniform Electronic Transactions Act.

(i) Any Lender or participant may, in connection with any assignment, participation, pledge or proposed assignment, participation or pledge pursuant to this Section 10.6, disclose to the assignee, Participant or pledgee or proposed assignee, Participant or pledgee any information relating to the Borrower and its Subsidiaries furnished to it by or on behalf of any other party hereto; provided that such assignee, Participant or pledgee or proposed assignee, Participant or pledgee agrees in writing to keep such information confidential to the same extent required of the Lenders under Section 10.12.

10.7 No Waiver. The rights and remedies of the Administrative Agent and the Lenders expressly set forth in this Agreement and the other Credit Documents are cumulative and in addition to, and not exclusive of, all other rights and remedies available at law, in equity or otherwise. No failure or delay on the part of the Administrative Agent or any Lender in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude other or further exercise thereof or the exercise of any other right, power or privilege or be construed to be a waiver of any Default or Event of Default. No course of dealing between the Borrower, the Administrative Agent or

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the Lenders or their agents or employees shall be effective to amend, modify or discharge any provision of this Agreement or any other Credit Document or to constitute a waiver of any Default or Event of Default. No notice to or demand upon the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of the Administrative Agent or any Lender to exercise any right or remedy or take any other or further action in any circumstances without notice or demand.

10.8 Survival. All representations, warranties and agreements made by or on behalf of the Borrower in this Agreement and in the other Credit Documents shall survive the execution and delivery hereof or thereof and the making and repayment of the Loans until the indefeasible payment in full of the Obligations. In addition, notwithstanding anything herein or under applicable law to the contrary, the provisions of this Agreement and the other Credit Documents relating to indemnification or payment of costs and expenses, including the provisions of Sections 2.15(a), 2.15(b), 2.16, 2.17 and 10.1, shall survive the payment in full of all Loans, the termination of the Commitments and any termination of this Agreement or any of the other Credit Documents. Except as set forth above, this Agreement and the Credit Documents shall be deemed terminated upon the indefeasible payment in full of the Obligations.

10.9 Severability. To the extent any provision of this Agreement is prohibited by or invalid under the applicable law of any jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without prohibiting or invalidating such provision in any other jurisdiction or the remaining provisions of this Agreement in any jurisdiction.

10.10 Construction. The headings of the various articles, sections and subsections of this Agreement and the table of contents have been inserted for convenience only and shall not in any way affect the meaning or construction of any of the provisions hereof. Except as otherwise expressly provided herein and in the other Credit Documents, in the event of any inconsistency or conflict between any provision of this Agreement and any provision of any of the other Credit Documents, the provision of this Agreement shall control.

10.11 No Fiduciary Duty. The Administrative Agent, the Arrangers and the Lenders and their respective Affiliates (collectively, the “Lender Parties”), may have economic interests that conflict with those of the Borrower and its Affiliates. The Borrower agrees that nothing in the Agreement or the other Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender Party, on the one hand, and the Borrower or any of its Affiliates, on the other. The Borrower acknowledges and agrees that (i) the transactions contemplated by this Agreement and the other Credit Documents (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lender Parties, on the one hand, and the Borrower, on the other, and (ii) in connection therewith and with the process leading thereto, (x) no Lender Party has assumed an advisory or fiduciary responsibility in favor of the Borrower or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender Party has advised, is currently advising or will advise the Borrower or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Credit Documents and (y) each Lender Party is acting solely as principal and not as the agent or

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fiduciary of the Borrower, its Affiliates or any other Person. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the transactions contemplated hereby and the process leading thereto. The Borrower agrees that it will not claim that any Lender Party has rendered advisory services of any nature or respect, or owes a fiduciary or agency duty or similar duty to the Borrower, in connection with the transactions contemplated hereby or the process leading thereto.

10.12 Confidentiality. Each of the Administrative Agent and the Lenders agree to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (iii) to the extent required by applicable Requirements of Law or by any subpoena or similar legal process, (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 10.12, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (B) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations or (C) credit insurers and reinsurers, (vii) if required by any rating agency; provided that prior to any such disclosure, such rating agency shall have agreed in writing to maintain the confidentiality of such Information and the Borrower shall have been given prior notice as to what Information will be disclosed, (viii) with the consent of the Borrower, (ix) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section 10.12 or (B) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower or any of its Subsidiaries or Affiliates, (x) on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facility described herein or (xi) deal terms and other information customarily reported to bank market data collectors and similar service providers to the lending industry and service providers to the Administrative Agent and the Lenders in connection with the administration of the Credit Documents.

For purposes of this Section 10.12, “Information” means all information received from the Borrower or any Subsidiary thereof relating to any such Person or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to such disclosure or is identified by the Borrower as nonconfidential. Any Person required to maintain the confidentiality of Information as provided in this Section 10.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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10.13 Counterparts; Integration; Effectiveness; Electronic Execution. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Credit Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (except for the Fee Letters). Except as provided in Section 3.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile (or by PDF formatted page sent by electronic mail) shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execute,” “execution,” “signed,” “signature,” “delivery” and words of like import in or related to this Agreement, any other Credit Document or any document, amendment, approval, consent, waiver, modification, information, notice, certificate, report, statement, disclosure, or authorization to be signed or delivered in connection with this Agreement or any other Credit Document or the transactions contemplated hereby shall be deemed to include Electronic Signatures or execution in the form of an Electronic Record, and contract formations on electronic platforms approved by the Administrative Agent, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. Each party hereto agrees that any Electronic Signature or execution in the form of an Electronic Record shall be valid and binding on itself and each of the other parties hereto to the same extent as a manual, original signature. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the parties of a manually signed paper which has been converted into electronic form (such as scanned into PDF format), or an electronically signed paper converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, the Administrative Agent is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it; provided that without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept such Electronic Signature from any party hereto, the Administrative Agent and the other parties hereto shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the executing party without further verification and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by an original manually executed counterpart thereof. Without limiting the generality of the foregoing, each party hereto hereby (A) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders and any Credit Party, electronic images of this Agreement or any other Credit Document (in each case, including with respect to any signature pages thereto) shall have the same legal effect, validity and enforceability as any paper original, and (B) waives any argument, defense or right to contest the validity or enforceability of the Credit Documents based solely on the lack of paper original copies of any Credit Documents, including with respect to any signature pages thereto.

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10.14 Disclosure of Information. The Borrower agrees and consents to the Administrative Agent’s and the Arrangers’ disclosure of information relating to this transaction to Gold Sheets and other similar bank trade publications. Such information will consist of deal terms and other information customarily found in such publications.

10.15 PATRIOT Act Notice. Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Borrower in accordance with the PATRIOT Act.

10.16 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

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10.17 Acknowledgement Regarding Any Supported QFCs. To the extent that the Credit Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 10.17, the following terms have the following meanings:

(i) “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(ii) “Covered Entity” means any of the following:

(iii) (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(iv) (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(v) (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(vi) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(vii) “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

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10.18 Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement;

(ii) the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of Section 406 of ERISA and Section 4975 of the Code such Lender’s entrance into, participation in, administration of and performance of the Loans and the Commitments and this Agreement;

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans and the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans and the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84- 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans and the Commitments and this Agreement; or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates and not, for the avoidance of doubt, to or for the benefit of the Borrower, that none of the Administrative Agent and its Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans and the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related hereto or thereto).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

INTERCONTINENTAL EXCHANGE INC.

By:	/s/ Martin Hunter
Name: Martin Hunter
Title: Senior Vice President, Tax & Treasurer

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Administrative Agent and a Lender

By:	/s/ Jocelyn Boll
Name: Jocelyn Boll
Title: Managing Director

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

BANK OF AMERICA, N.A., as a Lender

By:	/s/ Sherman Wong
Name: Sherman Wong
Title: Director

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

GOLDMAN SACHS BANK USA, as a Lender

By:	/s/ Robert Ehudin
Name: Robert Ehudin
Title: Authorized Signatory

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

PNC BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Devin Faddoul
Name: Devin Faddoul
Title: Vice President

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

Citibank, N.A., as a Lender

By:	/s/ Ciaran Small
Name: Ciaran Small
Title: Vice President

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

CREDIT SUISSE AG, NEW YORK BRANCH, as a Lender

By:	/s/ Doreen Barr
Name: Doreen Barr
Title: Authorized Signatory

By:	/s/ Michael Dieffenbacher
Name: Michael Dieffenbacher
Title: Authorized Signatory

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

MUFG Bank, Ltd., as a Lender

By:	/s/ Jacob Ulevich
Name: Jacob Ulevich
Title: Director

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

BANCO BILBAO VIZCAYA ARGENTARIA S.A. NEW YORK BRANCH, as a Lender

By:	/s/ Brian Crowley
Name: Brian Crowley
Title:	Managing Director

By:	/s/ Andrew Pargament
Name: Andrew Pargament
Title:	Executive Director

SIGNATURE PAGE TO

TO TERM LOAN CREDIT AGREEMENT

BANK OF CHINA, NEW YORK BRANCH, as a Lender

By:	/s/ Raymond Qiao
Name:	Raymond Qiao
Title:	Executive Vice President

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Bank of Montreal, as a Lender

By:	/s/ Adam Tarr
Name:	Adam Tarr
Title: Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Fifth Third Bank, National Association, as a Lender

By:	/s/ Jonathan H. James
Name: Johnathan H. James
Title: Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

MIZUHO BANK, LTD., as a Lender

By:	/s/ Raymond Ventura
Name: Raymond Ventura
Title: Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

[ China Construction Bank Corporation, New York Branch ], as a Lender

By:	/s/ Qi Feng
Name:	Qi Feng
Title:	Deputy General Manager

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

Societe Generale, as a Lender

By:	/s/ Jonathan Logan
Name: Jonathan Logan
Title: Managing Director

SIGNATURE PAGE TO

TWELFTH AMENDMENT TO CREDIT AGREEMENT

EXHIBIT A

Borrower’s Taxpayer Identification No. _________________

FORM OF NOTE

$	___________	__________, 20__

Charlotte, North Carolina

FOR VALUE RECEIVED, INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), hereby promises to pay to the order of [___________] (the “Lender”), at the offices of Wells Fargo Bank, National Association, as Administrative Agent under the Credit Agreement referred to below (in such capacity, the “Administrative Agent”), located at 550 South Tryon Street, Charlotte, North Carolina 28202 (or at such other place or places as the Administrative Agent may designate in writing), at the times and in the manner provided in the Term Loan Credit Agreement, dated as of May 25, 2022 (as amended, modified, restated or supplemented from time to time, the “Credit Agreement”), among the Borrower, the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent, the principal sum of [_________________________] DOLLARS ($[___________]), or such lesser amount as may constitute the unpaid principal amount of the Loans made by the Lender to the Borrower under the terms and conditions of the Credit Agreement. Unless otherwise defined herein, capitalized terms used in this promissory note (this “Note”) shall have the meanings given to such terms in the Credit Agreement. The Borrower also promises to pay interest on the aggregate unpaid principal amount of the Loans made by the Lender at the rates applicable thereto from time to time as provided in the Credit Agreement.

This Note is one of a series of Notes referred to in the Credit Agreement and is issued to evidence the Loans made by the Lender pursuant to the Credit Agreement. All of the terms, conditions and covenants of the Credit Agreement are expressly made a part of this Note by reference in the same manner and with the same effect as if set forth herein at length, and any holder of this Note is entitled to the benefits of, and remedies provided in, the Credit Agreement and the other Credit Documents. Reference is made to the Credit Agreement for provisions relating to the interest rate, maturity, payment, prepayment and acceleration of this Note.

In the event of an acceleration of the maturity of the Loans made by the Lender and evidenced by this Note in accordance with Section 8.2 of the Credit Agreement, then such Loans shall become immediately due and payable in accordance with the terms of the Credit Agreement, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Borrower.

Exhibit A

2

In the event that the Loans made by the Lender and evidenced by this Note are not paid when due at any stated or accelerated maturity, the Borrower agrees to pay, in addition to the principal and interest, all reasonable and documented out-of-pocket costs of collection, including reasonable and documented out-of-pocket attorneys’ fees, in accordance with the Credit Agreement.

This Note is non-negotiable and non-transferable and any interest in the Loans evidenced by this Note may only be transferred or assigned in accordance with the terms of the Credit Agreement.

This Note shall be governed by and construed in accordance with the internal laws and judicial decisions of the State of New York (including Sections 5-1401 and 5-1402 of the New York General Obligations Law, but excluding all other choice of law and conflicts of law rules). The Borrower hereby submits to the exclusive jurisdiction of the state and federal courts sitting in the Borough of Manhattan, and any appellate court from any thereof, although the Lender shall not be limited to bringing an action in such courts.

(signature page follows)

Exhibit A

3

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed by its duly authorized corporate officer as of the day and year first above written.

INTERCONTINENTAL EXCHANGE, INC.

By:
Name:
Title:

Exhibit A

4

EXHIBIT B-1

FORM OF NOTICE OF BORROWING

[Date]

Wells Fargo Bank, National Association,

as Administrative Agent

1525 W. W.T. Harris Blvd

Mail Code: D1109-019

Charlotte, North Carolina 28262

Attention: Syndication Agency Services

Ladies and Gentlemen:

The undersigned, INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), refers to the Term Loan Credit Agreement, dated as of May 25, 2022 (as amended, modified, restated or supplemented from time to time, the “Credit Agreement,” unless defined herein, capitalized terms being used herein as therein defined), among the Borrower, certain Lenders from time to time parties thereto, and you, as Administrative Agent, and, pursuant to Section 2.2(b) of the Credit Agreement, hereby gives you, as Administrative Agent, irrevocable notice that the Borrower requests a Borrowing of Loans under the Credit Agreement, and to that end sets forth below the information relating to such Borrowing (the “Proposed Borrowing”) as required by Section 2.2(b) of the Credit Agreement:

(i) The aggregate principal amount of the Proposed Borrowing is $______________.1

(ii) The Loans comprising the Proposed Borrowing shall be initially made as [Base Rate Loans] [SOFR Loans].2

(iii) [The initial Interest Period for the SOFR Loans comprising the Proposed Borrowing shall be [one/three months].]3

[1]	Amount of Proposed Borrowing must comply with Section 2.2(b) of the Credit Agreement.
[2]	Select the applicable Type of Loans.
[3]	Include this clause in the case of a Proposed Borrowing comprised of SOFR Loans and select the applicable Interest Period.

Exhibit B-1

1

(iv) [The Borrower is making a Pre-Closing Funding Election. The anticipated Closing Date is _____________ (the “Closing Date”). The Pre-Closing Funded Amount is requested to be funded into the Pre-Closing Funding Account on ____________ (the “Pre-Closing Funding Date”)].4

(v) [The Proposed Borrowing is requested to be made on __________________ (the “Closing Date”).]5

(vi) The Proceeds of the Proposed Borrowing shall be disbursed in accordance with the wire instructions set forth on Schedule I hereto.

(vii) [The Borrower hereby certifies that, as of the Pre-Closing Funding Date, each of the conditions precedent to the obligations of each Lender to pre-fund the Proposed Borrowing on the Pre-Closing Funding Date set forth in Section 3.2 of the Credit Agreement (i.e., for the avoidance of doubt, each condition set forth in Section 3.2 of the Credit Agreement other than the Black Knight Acquisition Related Conditions) will be satisfied.]6

(viii) The Borrower hereby certifies that, as of the Closing Date, each of the conditions precedent to the obligations of each Lender to make the Proposed Borrowing on the Closing Date set forth in Section 3.2 of the Credit Agreement will be satisfied.

(ix)

[Remainder of Page Intentionally Left Blank]

[4]

Include and complete if making a Pre-Closing Funding Election. Each of the anticipated Closing Date and the Pre-Closing Funding Date shall be a Business Day and the Pre-Closing Funding Date shall be (i) no more than three Business Days prior to the anticipated Closing Date and (ii) (a) on or after the date of the Notice of Borrowing (in the case of Base Rate Loans) or (b) at least three U.S. Government Securities Business Days after the date of the Notice of Borrowing (in the case of SOFR Loans).

[5]

Include and complete if not making a Pre-Closing Funding Election. The Closing Date shall be a Business Day on or after the date of the Notice of Borrowing (in the case of Base Rate Loans) or at least three U.S. Government Securities Business Days after the date of the Notice of Borrowing (in the case of SOFR Loans).

[6]	Include if making a Pre-Closing Funding Election.

Exhibit B-1

2

Very truly yours,

INTERCONTINENTAL EXCHANGE, INC.

By:
Name:
Title:

Exhibit B-1

3

Schedule I

Wire Instructions

[See attached.]

Exhibit B-1

4

EXHIBIT B-2

FORM OF NOTICE OF CONVERSION/CONTINUATION

[Date]

Wells Fargo Bank, National Association,

as Administrative Agent

1525 W. W.T. Harris Blvd

Mail Code: D1109-019

Charlotte, North Carolina 28262

Attention: Syndication Agency Services

Ladies and Gentlemen:

The undersigned, INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), refers to the Term Loan Credit Agreement, dated as of May 25, 2022 (as amended, modified, restated or supplemented from time to time, the “Credit Agreement,” unless defined herein, capitalized terms being used herein as therein defined), among the Borrower, certain Lenders from time to time parties thereto and you, as Administrative Agent, and, pursuant to Section 2.11(b) of the Credit Agreement, hereby gives you, as Administrative Agent, irrevocable notice that the Borrower requests a [conversion] [continuation]1 of Loans under the Credit Agreement, and to that end sets forth below the information relating to such [conversion] [continuation] (the “Proposed [Conversion] [Continuation]”) as required by Section 2.11(b) of the Credit Agreement:

(i) The Proposed [Conversion] [Continuation] is requested to be made on _______________.2

(ii) The Proposed [Conversion] [Continuation] involves $____________3 in aggregate principal amount of Loans made pursuant to a Borrowing on ________________,4 which Loans are presently maintained as [Base Rate]

[SOFR] Loans and are proposed hereby to be [converted into Base Rate Loans] [converted into SOFR Loans] [continued as SOFR Loans].5

[1]	Insert “conversion” or “continuation” throughout the notice, as applicable.
[2]

Shall be a Business Day at least one Business Day after the date of the Notice of Conversion/Continuation (in the case of any conversion of SOFR Loans into Base Rate Loans) or at least three Business Days after the date of the Notice of Conversion/Continuation (in the case of any conversion of Base Rate Loans into, or continuation of, SOFR Loans), and additionally, in the case of any conversion of SOFR Loans into Base Rate Loans, or continuation of SOFR Loans, shall be the last day of the Interest Period applicable to such SOFR Loans.

[3]	Amount of Proposed Conversion or Continuation must comply with Section 2.11(a) of the Credit Agreement.
[4]	Insert the applicable Borrowing Date for the Loans being converted or continued.
[5]	Complete with the applicable bracketed language.

Exhibit B-2

1

(iii) [The initial Interest Period for the Loans being [converted into] [continued as] SOFR Loans pursuant to the Proposed [Conversion] [Continuation] shall be [one/three months].]6

The Borrower hereby certifies that the following statement is true both on and as of the date hereof and on and as of the effective date of the Proposed [Conversion] [Continuation]: no Event of Default has or will have occurred and is continuing or would result from the Proposed [Conversion] [Continuation].

Very truly yours,

INTERCONTINENTAL EXCHANGE, INC.

By:
Name:
Title:

[6]	Include this clause in the case of a Proposed Conversion or Continuation involving a conversion of Base Rate Loans into, or continuation of, SOFR Loans, and select the applicable Interest Period.

Exhibit B-2

2

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

THIS CERTIFICATE is delivered pursuant to the Term Loan Credit Agreement, dated as of May 25, 2022 (as amended, modified, restated or supplemented from time to time, the “Credit Agreement”), among Intercontinental Exchange, Inc., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent. Capitalized terms used herein without definition shall have the meanings given to such terms in the Credit Agreement.

The undersigned hereby certifies that:

1.	I am the duly elected Financial Officer of the Borrower.

2.

Enclosed with this Certificate are copies of the financial statements of the Borrower and its Subsidiaries as of _____________, and for the [________-month period] [year] then ended, required to be delivered under Section [5.1(a)][5.1(b)] of the Credit Agreement. Such financial statements have been prepared in accordance with GAAP [(subject to the absence of notes required by GAAP and subject to normal year-end adjustments)][1] and present fairly in all material respects the financial condition of the Borrower and its Subsidiaries on a consolidated basis as of the date indicated and the results of operation of the Borrower and its Subsidiaries on a consolidated basis for the period covered thereby.

3.

The undersigned has reviewed the terms of the Credit Agreement and has made, or caused to be made under the supervision of the undersigned, a review in reasonable detail of the transactions and condition of the Borrower and its Subsidiaries during the accounting period covered by such financial statements.

4.

The examination described in paragraph 3 above did not disclose, and the undersigned has no knowledge of the existence of, any Default or Event of Default during or at the end of the accounting period covered by such financial statements or as of the date of this Certificate. [, except as set forth below.

Describe here or in a separate attachment any exceptions to paragraph 4 above by listing, in reasonable detail, the nature of the Default or Event of Default].

5.

Attached to this Certificate as Attachment A is a covenant compliance worksheet[2] reflecting the computation of the financial covenant set forth in Article VI of the Credit Agreement as of the last day of and for the period covered by the financial statements enclosed herewith.

[1]	Insert in the case of quarterly financial statements.
[2]	To be calculated on a pro forma basis for Acquisitions, asset sales and Indebtedness in accordance with Section 1.3(b).

Exhibit C

1

IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate, together with the computations set forth in Attachment A hereto and the financial statements delivered with this Certificate in support hereof, as of the _______ day of _____________, 20____.

Name:
Title:

Exhibit C

2

ATTACHMENT A TO COMPLIANCE CERTIFICATE

COVENANT COMPLIANCE WORKSHEET1

A. Total Leverage Ratio (Section 6.1 of the Credit Agreement)

(1)	Consolidated Total Funded Debt as of the date of determination[2]	$____________

(2)	Consolidated EBITDA for the Reference Period ending on the date of determination (from Line B(5) below)	$____________

(3)	Total Leverage Ratio: Divide Line A(1) by Line A(2)

(4)	Maximum Total Leverage Ratio as of the date of determination	[5.25][5.00][4.75] [4.50][4.25][4.00] [3.75][3] to 1.00

[1]	To be calculated on a pro forma basis for Acquisitions, asset sales and Indebtedness in accordance with Section 1.3(b).
[2]

Shall not include (x) Indebtedness permitted pursuant to Section 7.2(iii), 7.2(iv) or 7.2(v) of the Credit Agreement except to the extent such Indebtedness has been outstanding, as of such determination date, for more than 45 days since the borrowing thereof and (y) any Indebtedness incurred (1) to repay, prepay, redeem, repurchase, discharge, defease or otherwise refinance other Indebtedness (solely in the amount necessary for such repayment, prepayment, redemption, repurchase, discharge, defeasance or other refinancing) to the extent the proceeds of such Indebtedness are earmarked for such purpose and actually so applied or (2) at any time prior to the date of consummation of an Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement), to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any Subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance such Acquisition until the consummation of such Acquisition (or the date that is 30 days following the date of termination of the related acquisition agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event such Acquisition is not consummated (or the related acquisition agreement is terminated). For the avoidance of doubt, for purposes of determining the Total Leverage Ratio at any time prior to the Black Knight Acquisition Date (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement), the Consolidated Total Funded Debt shall not include any Indebtedness incurred or issued by the Borrower on or prior to the Black Knight Acquisition Date to the extent that the net proceeds of such Indebtedness are held as cash or Cash Equivalents by the Borrower (or any subsidiary thereof) (whether held in deposit or securities accounts or otherwise) to finance the Black Knight Acquisition until the consummation of the Black Knight Acquisition (or the date that is 30 days following the date of termination of the Black Knight Acquisition Agreement) and such proceeds are required to be applied to repay, prepay, redeem, repurchase, discharge or defease such Indebtedness in the event the Black Knight Acquisition is not consummated (or the Black Knight Acquisition Agreement is terminated).

[3]

Subject to the following sentences, to be 3.75 at any time prior to the Black Knight Acquisition Date (or the termination of the Black Knight Acquisition Agreement), 5.25 for the fiscal quarters prior to the First Step Down Date with respect to the Black Knight Acquisition, 5.00 for the first two fiscal quarters on or after the First Step Down Date with respect to the Black Knight Acquisition, 4.75 for the third and fourth fiscal quarters on or after the First Step Down Date with respect to the Black Knight Acquisition, and 4.50 for the fifth and sixth fiscal quarters on or after the First Step Down Date with respect to the Black Knight Acquisition. If the Borrower has made a Qualified Acquisition Election after the Effective Date and prior to the occurrence of the Black Knight Acquisition, to be 4.25 from and including the fiscal quarter in which the applicable Qualified Acquisition is consummated, stepping down to 4.00 as of the First Step Down Date with respect to such Qualified Acquisition, and stepping down to 3.75 as of the Second Step Down Date with respect to such Qualified Acquisition. If the Borrower has made a Specified Qualified Acquisition Election after the Effective Date and prior to the occurrence of the Black Knight Acquisition, to be 4.50 from and including the fiscal quarter in which the applicable Specified Qualified Acquisition is consummated, stepping down to 4.25 as of the First Step Down Date with respect to such Specified Qualified Acquisition, stepping down to 4.00 as of the Second Step Down Date with respect to such Specified Qualified Acquisition, and stepping down to 3.75 at the end of the second full fiscal quarter after the Second Step Down Date with respect to such Specified Qualified Acquisition.

Attachment A to Compliance Certificate

1

B. Consolidated EBITDA

(1)	Consolidated Net Income for the Reference Period ending on the date of determination		$____________

(2)	Additions to Consolidated Net Income (to the extent deducted in the calculation of Consolidated Net Income for such period):

(a)   Interest expense, and, to the extent not reflected in such interest expense, non-cash interest payments (including the capitalization of interest), premium payments (including payments with respect to any make-whole premiums), debt discount, fees, charges, commissions and related costs and expense incurred in connection with borrowed money

$____________

	(b) Federal, state, local and other income taxes	$____________

	(c) Depreciation and amortization expense	$____________

(d)   Integration, restructuring and severance expenses and charges incurred during such period in connection with any Acquisition or asset disposition consummated no more than six months prior to the beginning of such period not to exceed ten percent of Consolidated EBITDA for such period (calculated without giving effect to this Line B(2)(d))

$____________

(e)   Any costs, fees and expenses (other than of the character of those described in Line B(2)(d)) incurred in connection with any actual or proposed Acquisition, merger, joint venture, issuance of Capital Stock, issuance or prepayment of Indebtedness, disposition or investment not prohibited by this Agreement, in each case whether or not consummated

Attachment A to Compliance Certificate

2

	(f) Noncash charges (including stock based compensation and any impairment charge or write-off or write-down of goodwill or other intangible assets)	$____________

	(g) Unusual and non-recurring losses	$____________

	(h) All losses during such period resulting from any asset disposition outside the ordinary course of business	$____________

	(i) Add Lines B(2)(a) through B(2)(h)	$____________

(3)	Net Income plus Additions: Add Lines B(1) and B(2)(i)		$____________

(4)	Reductions from Consolidated Net Income (to the extent included in the calculation of Consolidated Net Income for such period):

	(a) Unusual and non-recurring gains or income for such period	$____________

	(b) All gains during such period resulting from any asset disposition outside the ordinary course of business	$____________

(c)   Any cash disbursements during such period that relate to noncash charges included in the definition of Consolidated EBITDA pursuant to clause (ii)(F) thereof during such period or the twelve months preceding such period

$____________

(d)   Any noncash gains for such period that represent the reversal of any accrual, or the reversal of any cash reserves, that relates to charges included in the definition of Consolidated EBITDA pursuant to clause (ii)(D) or (ii)(F) thereof during such period or the twelve months preceding such period

$____________

	(e) Add Lines B(4)(a) through B(4)(d)		($____________)

(5)	Consolidated EBITDA: Subtract Line B(4)(e) from Line B(3)		$____________

Attachment A to Compliance Certificate

3

EXHIBIT D

FORM OF ASSIGNMENT AND ASSUMPTION

THIS ASSIGNMENT AND ASSUMPTION (this “Assignment and Assumption”) is dated as of the Assignment Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Assignment Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the facility identified below, and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:

[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Borrower: INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation

(x) 4. Administrative Agent: Wells Fargo Bank, National Association, as the Administrative Agent under the Credit Agreement.

[1]	Select as applicable.

Exhibit D

1

5. Credit Agreement: Term Loan Credit Agreement, dated as of May 25, 2022 (as amended, modified, restated or supplemented from time to time, the “Credit Agreement”), among the Borrower, the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

6. Assigned Interest:

Aggregate Amount of Commitment/Loans for all Lenders[2]	Amount of Commitment/Loans Assigned[3]	Percentage Assigned of Commitment/Loans[4]	CUSIP Number
$	$	%
$	$	%
$	$	%

[7. Trade Date: ______________]5

8. Assignment Effective Date: ______________ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE ASSIGNMENT EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[2]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date.
[3]	Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date.
[4]	Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
[5]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

Exhibit D

2

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE:

[NAME OF ASSIGNEE]

By:
Title:

[Consented to and][6] Accepted:

WELLS FARGO BANK, NATIONAL ASSOCIATION
as Administrative Agent

By:
Title:

[Consented to:][7]

[NAME OF RELEVANT PARTY]

By:
Title:

[6]	To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.
[7]	To be added only if the consent of the Borrower and/or other parties is required by the terms of the Credit Agreement.

Exhibit D

3

ANNEX 1 to Assignment and Assumption

Term Loan Credit Agreement, dated as of May 25, 2022, among Intercontinental Exchange, Inc., a Delaware corporation, as the Borrower, certain Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

(xi)

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an assignee of the Assigned Interest under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Assignment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements referred to in Section 4.9 thereof or delivered pursuant to Section 5.1 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent, Assignor or any other Lender, and (vi) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Credit Documents are required to be performed by it as a Lender.

Annex 1 to Assignment and Assumption

1

2. Payments. From and after the Assignment Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts that have accrued to but excluding the Assignment Effective Date and to the Assignee for amounts that have accrued from and after the Assignment Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the State of New York (including Sections 5-1401 and 5-1402 of the New York General Obligations Law, but excluding all other choice of law and conflicts of law rules).

Annex 1 to Assignment and Assumption

2

EXHIBIT E-1

[FORM OF U.S. TAX COMPLIANCE CERTIFICATE]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Credit Agreement dated as of May 25, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN-E (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:
Date: ________ __, 20[__]

Exhibit E-1

EXHIBIT E-2

[FORM OF U.S. TAX COMPLIANCE CERTIFICATE]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Credit Agreement dated as of May 25, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN-E (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:
Date: ________ __, 20[__]

Exhibit E-2

EXHIBIT E-3

[FORM OF U.S. TAX COMPLIANCE CERTIFICATE]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Credit Agreement dated as of May 25, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN-E (or any successor form) or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN-E (or any successor form) from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:
Date: ________ __, 20[__]

Exhibit E-3

EXHIBIT E-4

[FORM OF U.S. TAX COMPLIANCE CERTIFICATE]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Term Loan Credit Agreement dated as of May 25, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among INTERCONTINENTAL EXCHANGE, INC., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent.

Pursuant to the provisions of Section 2.16 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN-E (or any successor form) or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN-E (or any successor form) from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER]

By:
Name:
Title:
Date: ________ __, 20[__]

Exhibit E-4

EXHIBIT F

FORM OF SOLVENCY CERTIFICATE

[                ], 20__

This Solvency Certificate is delivered pursuant to Section 3.2(b) of the Term Loan Credit Agreement dated as of May 25, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Intercontinental Exchange, Inc., a Delaware corporation (the “Borrower”), the Lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The undersigned hereby certifies, solely in his capacity as an officer of the Borrower and not in his individual capacity, as follows:

1. I am the Chief Financial Officer of the Borrower. I have reviewed the Credit Agreement, financial statements referred to in Section 5.1 of the Credit Agreement and such documents and made such investigation as I have deemed relevant for the purposes of this Solvency Certificate.

2. On and as of the date hereof, immediately after giving effect to the consummation of the Black Knight Transactions occurring on the date hereof (if any), (i) the fair value of the assets of the Borrower and it is subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Borrower and its subsidiaries on a consolidated basis; (ii) the present fair saleable value of the property of the Borrower and its subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the Borrower and its subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the Borrower and its subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) the Borrower and its subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the date hereof.

3. As of the date hereof, immediately after giving effect to the consummation of the Black Knight Transactions occurring on the date hereof (if any), the Borrower does not intend to, and the Borrower does not believe that it or any of its subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its debts or the debts of any such subsidiary.

Exhibit F

1

This Solvency Certificate is being delivered by the undersigned officer only in his capacity as Chief Financial Officer of the Borrower and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

[Remainder of Page Intentionally Left Blank]

Exhibit F

2

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

INTERCONTINENTAL EXCHANGE, INC.

By:
Name:
Title:	Chief Financial Officer

Schedule 1.1(a)

Commitments and

Notice Addresses

Commitments

Lender	Commitment
Wells Fargo Bank, National Association	$292,500,000.00
Bank of America, N.A.	$292,500,000.00
Goldman Sachs Bank USA	$265,000,000.00
PNC Bank, National Association	$250,000,000.00
Citibank, N.A.	$175,000,000.00
Credit Suisse AG, New York Branch	$175,000,000.00
MUFG Bank, Ltd.	$175,000,000.00
Banco Bilbao Vizcaya Argentina, S.A. New York Branch	$125,000,000.00
Bank of China, New York Branch	$125,000,000.00
Bank of Montreal	$125,000,000.00
Fifth Third Bank, National Association	$125,000,000.00
Mizuho Bank, Ltd.	$125,000,000.00
China Construction Bank Corporation, New York Branch	$75,000,000.00
Societe Generale	$75,000,000.00
Total	$2,400,000,000.00

Notice Addresses

Party	Address
Borrower	Intercontinental Exchange, Inc. 5660 New Northside Drive 3rd Floor Atlanta, GA 30328 Attention: Legal Department Telephone: (770) 738-2106 Fax: (770) 857-4755 Email: legal-notices@theice.com

Wells Fargo Bank, National Association

Instructions for wire transfers to the Administrative Agent:

Wells Fargo Bank, National Association

ABA Routing No. 121000248

Charlotte, North Carolina

Account Number: 01104331628807

Ref: Intercontinental Exchange, Inc.

Attention: Financial Cash Controls

Address for notices as Administrative Agent:

Wells Fargo Bank, National Association

1525 West W.T. Harris Blvd.

Mail Code: D1109-019

Charlotte, North Carolina 28262

Attention: Syndication Agency Services

Telephone: (704) 590 2706

Fax: (704) 590 2790

Email: agencyservices.requests@wellsfargo.com

Exhibit F

2

Schedule 7.3

Liens

None.